Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

As confidentially submitted to the Securities and Exchange Commission on November 15, 2017.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Gates Industrial Corporation plc

(Exact Name of Registrant as Specified in its Charter)

England and Wales	3560	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1551 Wewatta Street

Denver, Colorado 80202

Telephone: (303) 744-4876

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jamey S. Seely

Executive Vice President and General Counsel

1551 Wewatta Street

Denver, Colorado 80202

Telephone: (303) 744-4876

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Edgar J. Lewandowski Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Telephone: (212) 455-2000	Clare Gaskell Simpson Thacher & Bartlett LLP CityPoint, One Ropemaker Street London EC2Y 9HU England Telephone: +44-(0)20-7275-6500	Michael Kaplan Marcel Fausten Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Ordinary shares, par value $0.01 per share	$	$

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.
(2)	Includes ordinary shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated November 15, 2017

Preliminary Prospectus

             Shares

Gates Industrial Corporation plc

Ordinary Shares

Gates Industrial Corporation plc is offering              ordinary shares. This is our initial public offering and no public market currently exists for our ordinary shares. We anticipate that the initial public offering price will be between $         and $         per share.

We intend to apply to list our ordinary shares on the                 (“                ”) under the symbol “GTES.”

After the completion of this offering, affiliates of The Blackstone Group L.P. will continue to own a majority of the voting power of ordinary shares eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the                 . See “Management—Controlled Company Exception” and “Principal Shareholders.”

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 24 to read about factors you should consider before buying our ordinary shares.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for additional information regarding underwriting compensation.

We have granted the underwriters the right to purchase up to an additional             ordinary shares to cover over-allotments, if any.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of the securities or determined if the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares to purchasers on or about                 ,                 .

Citigroup	Morgan Stanley

The date of this prospectus is                 ,         .

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Neither we nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, our ordinary shares only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our ordinary shares. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including             ,         (the 25th day after the date of this prospectus), all dealers effecting transactions in our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit our initial public offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ordinary shares and the distribution of this prospectus outside of the United States.

Unless indicated otherwise, the information included in this prospectus assumes no exercise by the underwriters of their over-allotment option to purchase up to an additional              ordinary shares from us and that the ordinary shares to be sold in this offering are sold at $                 per share, which is the midpoint of the price range indicated on the front cover of this prospectus.

i

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

ABOUT THIS PROSPECTUS

Financial Statement Presentation

This prospectus includes certain historical consolidated financial and other data for Omaha Topco Ltd., an exempted company incorporated in the Cayman Islands with limited liability (“Omaha Topco”). Omaha Topco will be considered our predecessor for financial reporting purposes. Omaha Topco was formed by Blackstone (as defined below) primarily as a vehicle to finance the acquisition in July 2014 of the entire equity interest in Pinafore Holdings B.V. for $5.4 billion (the “Acquisition”) by investment funds managed by Blackstone. Following the Acquisition, Pinafore Holdings B.V. and its subsidiaries (the “Pre-Acquisition Predecessor”) is the predecessor to the group comprised of Omaha Topco and its subsidiaries (the “Post-Acquisition Predecessor”). The last day of the fiscal year for the Pre-Acquisition Predecessor’s annual consolidated financial statements is December 31. Comparative information is presented for the Pre-Acquisition Predecessor for the period from January 1, 2014 through July 2, 2014 (“Pre-Acquisition Predecessor 2014”).

The last day of the fiscal year for the Post-Acquisition Predecessor’s annual consolidated financial statements is the Saturday nearest December 31. Accordingly, the Post-Acquisition Predecessor’s consolidated financial statements are presented for the periods from January 3, 2016 to December 31, 2016 (“Fiscal 2016”), January 4, 2015 to January 2, 2016 (“Fiscal 2015”) and July 3, 2014 to January 3, 2015 (“Post-Acquisition Predecessor 2014”). The combination of the Post-Acquisition Predecessor 2014 and Pre-Acquisition Predecessor 2014 periods is referred to as “Full Year 2014”.

The last day of the fiscal quarters for our interim consolidated financial statements is the Saturday nearest March 31, June 30 and September 30, for the fiscal first quarter, second quarter and third quarter, respectively. This prospectus contains unaudited Post-Acquisition Predecessor condensed consolidated financial statements that present the results of Post-Acquisition Predecessor’s operations for the nine months ended September 30, 2017 and the nine months ended October 1, 2016.

Gates Industrial Corporation plc will be the financial reporting entity following this offering. Prior to the completion of this offering, we will undertake certain reorganization transactions (the “pre-IPO reorganization transactions”) so that Gates Industrial Corporation plc will indirectly own all equity interests in Omaha Topco. In connection with the pre-IPO reorganization transactions, our Sponsor and the other equity owners of Omaha Topco will receive ordinary shares in Gates Industrial Corporation plc in consideration for their equity in Omaha Topco. The reorganization will be accounted for as a transaction between entities under common control and the net assets will be recorded at the historical cost basis when the entities are contributed into Gates Industrial Corporation plc. Other than the inception balance sheet, the financial statements of Gates Industrial Corporation plc have not been included in this prospectus as it is a newly organized entity, has no significant business transactions or activities to date, has no capitalization, and had no assets or liabilities during the periods presented in this prospectus.

Certain monetary amounts, percentages and other figures included elsewhere in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables or charts may not be the arithmetic aggregation of the figures that precede them, and figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Certain Definitions

As used in this prospectus, unless otherwise noted or the context requires otherwise:

•	“Gates,” the “Company,” “we,” “us” and “our” refer (1) prior to the consummation of this offering and the pre-IPO reorganization transactions, to Omaha Topco and its consolidated subsidiaries and (2) after the consummation of this offering and the pre-IPO reorganization transactions, to Gates Industrial Corporation plc and its consolidated subsidiaries;

ii

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	“Blackstone” or “our Sponsor” refer to investment funds affiliated with The Blackstone Group L.P., our current majority owners;

•	“car parc” refers to the number of light vehicles in a region, it is typically used to gauge the size of replacement markets within a region;

•	“notes issuers” refers to Gates Global LLC, a Delaware limited liability company and indirect subsidiary of Omaha Topco, and Gates Global Co., a Delaware corporation and subsidiary of Gates Global LLC, which co-issued our senior notes; and

•	“Pre-IPO owners” refer to our Sponsor together with the other owners of Omaha Topco prior to this offering and after giving effect to the pre-IPO reorganization transactions.

iii

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider before investing in our ordinary shares. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and the financial statements and the related notes thereto included elsewhere in this prospectus, before you decide to invest in our ordinary shares.

Gates Overview

We are a global manufacturer of innovative, highly engineered power transmission and fluid power solutions. We offer a broad portfolio of products to diverse replacement channel customers, and to original equipment (“first-fit”) manufacturers as specified components, with the majority of our revenue coming from replacement channels. Our products are used in applications across numerous end markets, which include construction, agriculture, energy, automotive, transportation, general industrial, consumer products and many others. Our revenue has historically been highly correlated with industrial activity and utilization, and not with any single end market given the diversification of our business and high exposure to replacement markets. Key indicators of our performance include industrial production, industrial sales and manufacturer shipments. We sell our products globally under the Gates brand, which is recognized by distributors, equipment manufacturers, installers and end users as a premium brand for quality and technological innovation; this reputation has been built for over a century since Gates’ founding in 1911. Within the diverse end markets we serve, our highly engineered products are critical components in applications for which the cost of downtime is high relative to the cost of our products, resulting in the willingness of end users to pay a premium for superior performance and availability. These applications subject our products to normal wear and tear, resulting in a natural replacement cycle that drives high-margin, recurring revenue. Our product portfolio represents one of the broadest ranges of power transmission and fluid power products in the markets we serve, and we maintain long-standing relationships with a diversified group of blue-chip customers throughout the world. As a leading designer, manufacturer and marketer of highly engineered, mission-critical products, we have become an industry leader across most of the regions and end markets in which we operate.

During Fiscal 2016, we generated $2,747.0 million in net sales to over 8,000 customers in 128 countries, our net income was $84.3 million and our Adjusted EBITDA was $594.9 million, representing an Adjusted EBITDA margin of 21.7%, an increase of 180 basis points from Fiscal 2015. During Fiscal 2015, we generated $2,745.1 million in net sales, our net income was $50.9 million and our Adjusted EBITDA was $547.2 million, representing an Adjusted EBITDA margin of 19.9%. During the nine months ended September 30, 2017, our net sales increased 8.7% to $2,259.9 million compared to $2,079.3 million for the nine months ended October 1, 2016, our net income was $52.5 million for the nine months ended September 30, 2017, compared to $69.0 million in the prior year period, and our Adjusted EBITDA increased 11.0% to $496.1 million, compared to $447.0 million in the prior year period, resulting in an Adjusted EBITDA margin of 22.0%, a 50 basis point increase compared to the prior year period. As of September 30, 2017, our total indebtedness was approximately $3,916.1 million, or $             million on a pro forma basis after giving effect to this offering and the use of proceeds therefrom. For reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”), see “—Summary Historical Consolidated Financial Information.”

Financial Metrics for the Nine Months ended September 30, 2017

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Gates’ business is well-balanced and diversified across products, channels and geographies, which is highlighted in the following charts showing breakdowns of our Fiscal 2016 net sales of $2,747 million.

Our History and Recent Developments

Gates was founded in 1911 by Charles C. Gates and since then has been recognized as an innovator in the power transmission and fluid power markets. Gates operated as a family-owned company until 1996, when it was acquired by Tomkins plc, a broad, industrial conglomerate based in the United Kingdom. In 2010, Tomkins was acquired by Onex Partners and the Canada Pension Plan Investment Board, who proceeded to divest the individual Tomkins companies. Gates was acquired by funds affiliated with The Blackstone Group L.P. in July 2014.

In 2015, Gates established a new executive leadership team with the appointment of Ivo Jurek as Chief Executive Officer and David Naemura as Chief Financial Officer. Under the new leadership team, investments have been made to shift the organization from a regional model to a global product-line model by building out a global product-line management function and globalizing our engineering teams into product-line focused groups. This shift has allowed us to develop global, market-facing product strategies and product roadmaps to better align and focus our resources on executing our growth initiatives. We have continued to invest in, upgrade and expand our regionally-based commercial teams. During this time we also implemented a global functional structure across our human resources, information technology, finance, legal, research and development (“R&D”) and operations teams. These global functional teams are driving consistency of best-practice processes across each function, improving our performance and efficiency. These initiatives fall under the Gates Operating System (“GOS”), a philosophy of continuous improvement and standardized best practices which we have deployed across our organization. The implementation of this system has resulted in increased productivity, reduced costs and contributed to margin improvements since 2014.

We have developed an active acquisition pipeline and the organizational capability to integrate acquired companies. In 2017 to date, we have closed two transactions, Techflow Flexibles in the United Kingdom and Atlas Hydraulics in North America, both focused on expanding our presence in industrial markets with new products, capabilities, capacity and geographic reach. We believe that our global functional excellence, product-line focus and strong commercial teams provide a solid foundation to deliver on our continuous improvement and organic growth initiatives, supplemented by our ability to execute on inorganic opportunities.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our Solutions

We operate our business on a product-line basis through our two reporting segments—Power Transmission and Fluid Power—and participate in a diverse set of applications across numerous industrial end markets, as well as many consumer markets. In these markets, widely recognized macro trends such as population growth, urbanization, infrastructure build out, industrial automation and increased energy efficiency, are expected to support long-term demand for our products. Our strengths, combined with the inherent value propositions our products deliver, position us well to serve our customers in these markets.

Our highly engineered power transmission and fluid power products are often critical to the functioning of the equipment, process or system in which they are components, creating a dynamic where the cost of downtime or potential equipment damage is high relative to the cost of our products. For example, on an agricultural harvester, we estimate that the cost of system downtime during harvest season is approximately $5,300 per hour, whereas the cost of a replacement hydraulic hose assembly is approximately $300. Industrial synchronous drives, which can cost an end user as little as $75, are widely used to power key systems in industrial facilities. Failure of these drives can stop production and result in significant downtime costs. Because the cost of our products is low relative to the cost of downtime or equipment damage, our products are not only replaced as a result of normal wear and tear, but also preemptively as part of ongoing maintenance to the broader system.

Power Transmission. Our Power Transmission solutions enable and control motion. They are used in applications in which belts, chains, cables, geared transmissions or direct drives transfer power from an engine or motor to another part or system. Belt-based power transmission drives typically consist of either a synchronous belt or an asynchronous belt (V-belt, CVT belt or Micro-V® belt) and related components (sprockets, pulleys, water pumps, tensioners or other accessories). Within our Power Transmission segment, we offer solutions across the following key application platforms:

•	Stationary drives: fixed drive systems such as those used in a factory driving a machine or pump, or on a grain elevator driving the lift auger.

•	Mobile drives: drives on a piece of mobile machinery such as a combine harvester or a road compactor, or in applications such as the brush head of a vacuum cleaner.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	Engine systems: synchronous drives and related components for cam shafts and auxiliary drives and asynchronous accessory drives for air conditioning (“A/C”) compressors, power steering, alternators and starter/generator systems.

•	Personal mobility: drives on motorcycles, scooters, bicycles, snowmobiles and other power sports vehicles that are used to transfer power between the power source and the drive wheel(s) or track.

•	Vertical lift: elevators, cargo lifts and other applications in which a belt, cable, chain or other lifting mechanism is used to carry load.

Customers choose power transmission solutions based on a number of factors, including application requirements such as load, speed, gear ratio, temperature, operating environment, ease of maintenance, noise, efficiency and reliability, as well as the support they receive from their suppliers, including application-specific engineering. Belt-based drive systems have many advantages over other alternatives, as they are typically:

• Clean	• Light-weight
• Low maintenance	• Compact
• Lubrication free	• Energy efficient
• Quiet	• Durable
• Low vibration	• Reliable

In applications where these advantages are valued, customers typically choose belts over other forms of power transmission solutions.

Fluid Power. Our Fluid Power solutions are used in applications in which hoses and rigid tubing assemblies either transfer power hydraulically or convey fluids, gases or granular materials from one location to another. Within our Fluid Power segment, we offer solutions across the following key application platforms:

•	Stationary hydraulics: applications within stationary machinery, such as an injection molding machine or a manufacturing press.

•	Mobile hydraulics: applications used to power various implements in mobile equipment used in construction, agriculture, mining and other heavy industries.

•	Engine systems: applications for engine systems such as coolant, fuel, A/C, turbocharger, air intake and selective catalytic reduction (“SCR”) for diesel emissions.

•	Other industrial: applications in which hoses are used to convey fluids, gases or granular material across several industries such as oil and gas drilling and refining, food and beverage and other process industries.

Customers choose fluid power solutions based on a number of factors including application-specific product performance parameters such as pressure and temperature ratings, corrosion and leak resistance, weight, flexibility, abrasion resistance and cleanliness, as well as compliance with standards and product availability. Attributes associated with the supplier, including brand, global footprint and reputation for reliability and quality, are also considered.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our Channels

We sell our high-performance power transmission and fluid power products both as replacement components and as specified components on original equipment to customers worldwide. For Fiscal 2016, approximately 64% of our net sales were generated from replacement markets and 36% from first-fit markets globally. Our mix of replacement sales to first-fit sales varies by region based on our market strategy and the maturity of the equipment fleet and replacement channel. For example, in emerging markets such as China, our business is characterized by a higher first-fit presence, given the relatively underdeveloped replacement channels and newer car parc. In China and East Asia, approximately 40% of our Fiscal 2016 net sales were generated from replacement markets. As these markets mature, we believe that our first-fit market presence will drive growth in our replacement business. By contrast, in North America and Europe, where there are long-established replacement markets, approximately 73% and 68% of our Fiscal 2016 net sales, respectively, were derived from these higher-margin replacement channels.

Replacement. The majority of our sales are generated from customers in replacement channels, who primarily serve a large base of installed equipment that follows a natural maintenance cycle. Our ability to help replacement channel partners maximize revenue is core to our value proposition. These customers miss sales opportunities if a required product cannot be obtained quickly, either from a catalog or on-hand inventory. We believe that our broad product portfolio, which consisted of approximately 370,000 stock-keeping units (“SKUs”) in Fiscal 2016, constitutes the broadest range of power transmission and fluid power products in the markets we serve. Our customers value the ability to easily access this broad product portfolio through our comprehensive range of application-based catalogs. Our product and catalog coverage, combined with our quality and consistently high fill rates, make Gates a preferred supplier for over 6,000 customers in our replacement markets, where timely product availability is crucial.

The total value proposition we provide to replacement channel customers extends beyond the breadth of our product portfolio and catalog coverage, and the quality of our products. Our complementary suite of services, digital tools and other content enhances the value of our products to distributors, installers and end users of equipment containing our products. Our sales and marketing organization offers customer training on product installation and early identification of wear-and-tear on components, which helps drive sales for our channel customers while mitigating the risk of equipment failure for end users. We have a long history of focusing on customer engagement and training, driving product innovation and providing best-in-class inventory management and order fulfillment services. We believe that our ability to maintain a consistently high level of customer satisfaction drives continued loyalty from our customer base.

First-Fit. Our first-fit customers demand high levels of performance, quality and service, and expect that we continuously innovate. We work closely with our customers by providing application engineering expertise to assist them in selecting the right products for their applications. For example, in industrial markets, we provide a variety of application engineering support that ranges from self-service design tools to field application engineers who act as design consultants on projects. In engine systems, we are one of the only suppliers providing application engineering for cam drive and accessory drive applications, and completing all design and manufacturing of the system components in-house. Close interactions between our R&D organization and customer technical teams provide important input into our innovation and product development processes and have resulted in many of our product innovations. We selectively participate in first-fit projects, focusing on opportunities where we are able to differentiate with technology and innovative solutions. Whether or not we are a direct supplier to an equipment manufacturer, we still experience strong pull-through demand from end users who specifically request Gates-branded products in the replacement market.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our Geographies

Our products are sold in 128 countries across our four commercial regions: (1) the Americas; (2) Europe, Middle East & Africa (“EMEA”); (3) Greater China (“China”); and (4) East Asia & India (“East Asia”). We have a long-standing presence in each of these regions, and our commercial teams have demonstrated a track record of growing in emerging markets. These commercial capabilities are complemented by our global manufacturing footprint, which frequently allows us to manufacture products in close proximity to our customers. We have power transmission and fluid power operations in each commercial region and typically manufacture products for both first-fit customers and replacement customers in the same factory, which provides improved factory loading and demand leveling, as well as optimization of capital expenditures. Our “in-region, for-region” footprint and extensive distribution network provide us with a “close-to-customer” local mindset that enables rapid response for our customer base. This combination of capabilities enhances our value proposition and strengthens our customer relationships.

Our Diverse Industries and End Markets

We participate in many sectors of the industrial and consumer markets. Our products play essential roles in a diverse range of applications across a wide variety of end markets ranging from harsh and hazardous industries such as agriculture, construction, manufacturing and energy, to everyday consumer applications such as printers, power washers, automatic doors and vacuum cleaners. Virtually every form of transportation, ranging from trucks, buses and automobiles to personal mobility vehicles such as motorcycles, scooters, bicycles, snowmobiles and other power sports vehicles, uses our products. We believe the large, diverse and global nature of the markets we serve provides attractive opportunities for profitable growth. Based on market research data, as well as our own analysis, we believe that we have a total core addressable market opportunity of approximately $59 billion, with approximately $30 billion for Power Transmission and approximately $29 billion for Fluid Power.

We believe the end markets we serve benefit from inherent growth provided by several attractive, secular long-term trends that create demand for the applications in which our products are used. Underlying all of the long-term trends is the growth of the world’s population, which is expected to reach 9.7 billion by 2050. Along with population growth comes an increased demand for water and food, the production of which is expected to increase 59% by 2050. This increased level of food production is expected to drive a corresponding increase in demand for both farming and food processing equipment. Related water demand will drive increased needs for water treatment facilities and pumping stations, all of which rely upon our products.

This population growth and a growing middle-class in emerging markets also drive an increased infrastructure build-out, which requires more construction equipment to build roads, bridges, rail systems and buildings. The world’s population also continues to urbanize, with 70% of people expected to live in cities by 2050, up from 50% today. Urbanization leads to more vertical infrastructure, and, with more people living in high rise buildings, there will be an increased need for elevators and other vertical lift systems. These trends also positively impact the transportation markets our products are used in, ranging from trucks, buses and automobiles to personal mobility vehicles such as motorcycles, scooters and bicycles. Additionally, we expect these trends to continue to generate increased demand for energy production over the long term. Oil and gas drilling and refining, alternative energy generation and mining equipment all leverage Gates products.

Industries across the globe are also continuously investing in automation and productivity improvements. Energy efficiency, advanced technology and emerging economies are expected to continue to drive growth in the industrial automation market. As an example, new installations of industrial robots are forecast to grow at a 13% compound annual growth rate (“CAGR”) from 2017 to 2019, while the demand for 3D printing technology is also expected to increase. Belt drives generally outperform other forms of mechanical power transmission, giving even more reason to choose a belt drive versus alternatives in all of these applications.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our revenue has historically been highly correlated with industrial activity and utilization, and not with any single end market given the diversification of our business and high exposure to replacement markets. Key indicators include industrial production, industrial sales and manufacturer shipments. We believe we are well positioned to outpace these indicators by leveraging our competitive strengths to penetrate underserved core markets.

Our Competitive Strengths

Premier Recognized Brand

We offer our products and services under the widely-recognized Gates brand across our broad end markets and geographies. Since 1911, Gates has been recognized by distributors, installers, equipment manufacturers and end users as a premier name for power transmission and fluid power products, services and solutions. We are known for our premium quality, reliability, customer service, global footprint, leading technology and breadth of product offerings. In our replacement businesses, we experience strong pull-through demand from end users who specifically request Gates-branded products from our channel partners. We believe that we are the partner of choice when major customers are developing new platforms or upgrading existing ones.

Global Presence

Our commercial and manufacturing footprint is global. With over 100 sales, R&D and operations locations around the world, we have positioned ourselves close to our customers. Our products are sold in 128 countries with approximately 53% of Fiscal 2016 net sales originating from outside of North America and approximately 26% of our Fiscal 2016 net sales originating from emerging markets. Our broad geographic footprint provides diversification from regional cyclicality and positions us to capitalize on growth opportunities in every region.

Leading Market Positions

The breadth of our catalog, our market share in many product categories and our share of available content with key customers put us in what we believe is a leading market position in most channels, regions and end markets in which we operate. With $1,862.1 million of Fiscal 2016 net sales in Power Transmission and $884.9 million of Fiscal 2016 net sales in Fluid Power, we believe we are the top global player in power transmission belts as well as a top-three global player in industrial hydraulic hose and couplings, engine systems metals and oil and gas drilling hose. In Fiscal 2016, we estimate that 42% of our net sales were generated from leading market positions, while 83% of our net sales were generated from top three market positions. These leading market positions combined with our strong brand serve as platforms from which we can extend our solution coverage in underpenetrated segments and generate sales growth in excess of our end markets.

Channel Breadth and Relationships

We believe that our regional commercial teams have established one of the broadest distribution networks in our industry, across a variety of end market-focused channels. Our distributors range from large corporations with numerous locations to small, individually-owned companies with a single location. Located in 128 countries, our channel partners provide global coverage and stock inventory of our products in close proximity to end users. They are able to generate demand for our products, as well as offer a point of customer service and product knowledge for end users in their local language. Many of them also have the capability to configure or assemble our products to meet diverse end-user requirements where a suitable off-the-shelf solution is not available. We have a demonstrated track record of building our presence in replacement channels in emerging markets such as Eastern Europe and South America. In regions such as Southeast Asia and China, we are leveraging this experience to build out our

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

channel presence utilizing unique programs. These extensive distribution networks give us the ability to access a broad base of end users and to reinforce the Gates brand. We believe that this established channel represents one of the largest replacement footprints in the industry, enabling access to a large addressable market and rapid launches of new products to end users.

Product and Catalog Coverage of Application-Critical Components

Our power transmission and fluid power product portfolios in the first-fit and replacement markets are some of the broadest in our industry. We believe our product breadth simplifies our customers’ purchasing decisions and creates loyalty to us. In the automotive replacement markets, product coverage of the light vehicles in a region, or car parc, is essential for the success of our distributors and installers. Within our core synchronous and Micro-V® belt product lines, our products can be used across 99% of the North American, European and Chinese car parcs. These car parcs comprise over 70% of the global car parc of over 1.3 billion vehicles. We are focused in particular on expanding our catalog coverage in the more-fragmented car parcs in emerging markets. For our industrial markets, we also believe we maintain an industry-leading portfolio of catalogs containing both general purpose and application-specific products for a variety of end markets. We continuously invest in updating our product and catalog coverage to remain at the forefront of our industry and provide end users with convenient access to our comprehensive product portfolio.

Our highly engineered power transmission and fluid power products are often critical to the functioning of the equipment, process or system of which they are components, creating a dynamic where the cost of downtime or potential equipment damage is high relative to the cost of our products. Consequently, our products are typically replaced at regular intervals for preventative maintenance, resulting in high-margin, recurring revenue streams. Our catalog coverage, combined with the mission-critical nature of our products, makes us a valued partner to our customers.

History of Successful Innovation

We have a storied history of successful innovation, from commercializing the V-belt to pioneering the use of certain synthetic elastomers in serpentine belts. We believe that our materials science expertise forms the foundation of our innovation capabilities. Our products must be light-weight, withstand extreme temperature, pressure and load conditions, resist wear, maintain flexibility, avoid corrosion and fulfill other critical application requirements, all of which can only be met using the latest advancements in materials science technologies. For example, we believe our carbon fiber technologies are best-in-class and continue to support our leadership position in several industrial power transmission product categories. Our carbon fiber-based products outperform competitive offerings, further strengthening our leadership position. In addition, we have ongoing programs to develop Internet of Things (“IoT”) solutions enabling remote monitoring and predictive diagnostics. These programs, along with other digital tools, improve the overall value proposition we deliver to our customers.

We hold a substantial patent portfolio consisting of approximately 2,600 issued and filed patents, and have spent approximately 2% of net sales during each of the last three fiscal years on ongoing R&D activities. We employ over 500 engineers globally who are dedicated to product and technology development. Many of these engineers work closely with our customers to design and develop application-specific solutions that not only solve immediate customer needs but also feed into our broader innovation development efforts. Our R&D group works closely with our product line management team to ensure that our product and technology development roadmaps are closely tied to our growth initiatives.

Operating Excellence Driving Margin Enhancement

The Gates Operating System philosophy is our overarching business system that drives a culture of continuous improvement and consistent application of best-practices across all functions of the organization.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Within the Gates Operating System, the operations-focused Gates Production System (“GPS”) has been deployed throughout our manufacturing facilities to optimize our production efficiency. We have made significant improvements in factory productivity which have reduced production costs and freed up manufacturing capacity. We have also implemented highly effective sourcing programs that leverage the latest e-auction tools and programs to insource selected components. Our Value Analysis/Value Engineering (“VA/VE”) capability allows us to optimize select product designs for cost and performance to meet broader market requirements and improve profitability. The Gates Program Management System (“GPMS”) has also been deployed to improve how we manage customer programs, new product development projects and advanced technology projects. The implementation of the Gates Operating System has contributed to gross margin expansion of 280 basis points from Fiscal 2015 gross margin to our gross margin of 40.5% for the first nine months of 2017.

Strong Margins and Cash Flows from Operations

Our operating model is designed to generate strong profit margins and cash flows from operations. As a result of our new management team’s operating initiatives and our ongoing focus on continuous improvement, we have demonstrated a track record of margin improvement. Our margins are supported by our premier brand, superior product attributes, high service levels, operational scale and efficiency and our relationships with our customers. We have identified several additional cost-savings opportunities focused on improving productivity in our plants and expanding the scope of central procurement. We also have ongoing initiatives to improve inventory turns through lean manufacturing techniques and common product designs. Our capital expenditures have been strategically deployed to fund innovation and organic growth opportunities. We expect our continued focus on operational excellence and cost discipline to improve profit margins and working capital performance.

Proven Management Team

We have an experienced leadership team comprised of high-caliber individuals, each with long tenures at premier industrial companies. Our executive leadership team is led by Chief Executive Officer, Ivo Jurek, who previously served as President of Eaton’s Electrical business in Asia Pacific, and Chief Financial Officer, David Naemura, who previously served as Group CFO for the Test and Measurement Segment at Danaher Corporation. This new leadership team has transformed the organization from a regional to a global product-line based model, while investing in new talent across all functions of the organization and developing a culture of continuous improvement, innovation and growth.

Our Growth Strategies

Our growth strategies are aimed at penetrating an estimated $59 billion addressable market by leveraging our iconic brand, product portfolio, customer relationships and other competitive strengths.

Further Penetrate Industrial Power Transmission Applications

We are targeting specific opportunities within our existing industrial end markets and product portfolio to further penetrate industrial power transmission applications, particularly those currently driven by competing technologies, including roller chain, direct drive systems, gearboxes and steel cable. We estimate that belt-drives constitute approximately 25% of all industrial drive systems, with the largest portion being driven by chain and steel cable. This presents a significant and attractive opportunity for us to grow by leveraging our brand, distribution channel presence and the fundamental value proposition of belt-drive systems. Industrial belt-drive systems often compare favorably to other types of industrial drive systems in terms of their quiet, low-maintenance and efficient operation, as well as being relatively light-weight.

Materials science-based advances in our product portfolio provide us with opportunities to displace competing drive systems in larger, high-torque applications that belt drives have historically been unable to

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

address. We are also able to utilize our application engineering capabilities to complement our product strength by assisting end users in optimal drive system design.

Extend Product Line in Fluid Power

Gates products compete in the premium segment of the market, where customers value quality, portfolio breadth and design capability. Customers in this segment use our products in numerous, demanding applications with a wide range of performance requirements. For example, there can be different product performance requirements for different hydraulic circuits within the same piece of construction equipment.

Through materials science-based innovation, VA/VE and process engineering we will continue to broaden our portfolio of fit-for-purpose fluid power products, optimizing their performance for different customer applications. This ongoing investment substantially increases the size of our addressable market and enables us to capture even more of the premium segment.

Drive Technical Innovation in Our Markets

We continue to invest in advanced development programs and our core R&D capabilities to ensure that we remain at the forefront of innovation and product performance in our markets. We have established global centers of excellence that specialize in different functional areas of R&D with special emphasis on materials science and advanced modeling techniques. We utilize long-standing relationships with our blue-chip customers to design products that meet or exceed their anticipated future performance requirements. Our commitment to continue to invest in these relationships and our R&D capabilities strengthens our position to serve our core replacement markets with highly innovative and differentiated products to further increase the strength of our brand.

Continue to Grow and Invest in Emerging Markets

We have a long-standing presence in key emerging markets and a track record of driving growth from the early stages of a market’s development. We have successfully entered these markets by focusing on first-fit partnerships to establish our brand while building out our channels to serve the replacement base. Emerging markets continue to exhibit higher growth rates than mature markets due to a number of factors, such as increases in industrial production, mechanization, urbanization, infrastructure development and vehicle ownership. To capitalize on these trends, we will continue to build out our catalog coverage, develop regionally appropriate product portfolios, expand our channel coverage and optimize regional manufacturing capacity.

Pursue Strategic Acquisitions

We intend to continue to strategically pursue and execute acquisitions to accelerate our growth strategies. Our markets are highly fragmented, providing numerous inorganic opportunities for us to expand our reach and capabilities. We maintain a disciplined approach to acquisitions and target strategic opportunities where we can realize synergies by leveraging our brand, channel presence, operating culture, global reach and other core competencies. We recently completed two acquisitions that were aligned with this philosophy: Techflow Flexibles in June 2017 and Atlas Hydraulics in October 2017.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our Organizational Structure

Gates Industrial Corporation plc is a newly formed public limited company that was organized under the laws of England and Wales on September 25, 2017 and currently has no significant business transactions or activities. Prior to the completion of this offering, we will undertake the pre-IPO reorganization transactions so that Gates Industrial Corporation plc will indirectly own all equity interests in Omaha Topco. In connection with the pre-IPO reorganization transactions, our Sponsor and the other equity owners of Omaha Topco will receive ordinary shares in Gates Industrial Corporation plc in consideration for their equity in Omaha Topco. The reorganization will be accounted for as a transaction between entities under common control and the net assets will be recorded at the historical cost basis when the entities are contributed into Gates Industrial Corporation plc.

The following diagram depicts our organizational structure and equity ownership immediately following the pre-IPO reorganization transactions and after giving effect to this offering and the use of a portion of the proceeds therefrom to redeem our €50,000 redeemable preference share issued in connection with the pre-IPO reorganization transactions. This chart is provided for illustrative purposes only and does not show all of our legal entities or ownership percentages of such entities.

(1)	After the completion of this offering and the use of a portion of the proceeds therefrom to redeem our €50,000 redeemable preference share issued in connection with the pre-IPO reorganization transactions, our pre-IPO owners will own % of our ordinary shares (or % if the underwriters exercise their over-allotment option in full) and public shareholders will own % of our ordinary shares (or % if the underwriters exercise their over-allotment option in full).

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our Sponsor

Blackstone (NYSE: BX) is one of the world’s leading investment firms. Blackstone’s alternative asset management businesses include the management of corporate private equity funds, real estate funds, hedge fund solutions, credit-oriented funds and closed-end mutual funds. Through its different businesses, Blackstone had total assets under management of approximately $387.4 billion as of September 30, 2017.

After the completion of this offering, our Sponsor will own             % of our ordinary shares (or             % if the underwriters exercise their over-allotment option in full). As a result, we will be a “controlled company” within the meaning of the              corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For at least some period following this offering, we intend to utilize these exemptions. As a result, immediately following this offering, we do not expect a majority of our directors will be independent or that any committees of the board will be comprised entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to these corporate governance requirements. In the event that we cease to be a “controlled company” and our ordinary shares continue to be listed on the             , we will be required to comply with these provisions within the applicable transition periods.

Investment Risks

An investment in our ordinary shares involves substantial risks and uncertainties that may adversely affect our business, financial condition and results of operations and cash flows. Some of the more significant challenges and risks relating to an investment in our Company include, among other things, the following:

•	conditions in the global and regional economy and the major end markets we serve may materially and adversely affect the business and results of operations of our businesses should they deteriorate;

•	we are subject to economic, political and other risks associated with international operations, and this could adversely affect our business and our strategy to capitalize on our global reach;

•	if we are unable to obtain raw materials at favorable prices in sufficient quantities, or at the time we require them, our operating margins and results of operations may be materially adversely affected;

•	adverse changes in our relationships with, or the financial condition, performance, purchasing patterns or inventory levels of, key channel partners could adversely affect our business, financial condition and results of operations;

•	we face competition in all areas of our business and may not be able to successfully compete with our competitors, which could adversely affect our revenues and profitability;

•	pricing pressures from our customers may materially adversely affect our business;

•	we are dependent on the continued operation of our manufacturing facilities and we may need to make investments in new or existing facilities;

•	we may not be able to accurately forecast demand or meet significant increases in demand for our products;

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	we are subject to risks from litigation, legal and regulatory proceedings and obligations that may materially impact our operations;

•	if we fail to comply with anti-corruption laws in various jurisdictions, as well as other laws governing our international operations, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could materially adversely affect our business, financial condition and results of operations;

•	failure to develop, obtain, enforce and protect intellectual property rights or liability for intellectual property infringement could adversely affect our competitive position;

•	our substantial leverage could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry or our ability to pay our debts, and could divert our cash flow from operations to debt payments; and

•	our Sponsor and its affiliates control us, and their interests may conflict with ours or yours in the future.

Please see “Risk Factors” for a discussion of these and other factors you should consider before making an investment in our ordinary shares.

Gates Industrial Corporation plc was organized under the laws of England and Wales on September 25, 2017. Our registered address is 35 Great St. Helen’s, London EC3A 6AP, United Kingdom. Our principal executive offices are located at 1551 Wewatta Street, Denver, Colorado 80202 and our telephone number is (303) 744-4876.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

THE OFFERING

Ordinary shares offered by us	shares.

Over-allotment option to purchase additional ordinary shares from us	shares.

Ordinary shares outstanding after giving effect to this offering	shares (or shares if the underwriters exercise in full their over-allotment option to purchase additional ordinary shares).

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions, will be approximately $ million (or $ million if the underwriters exercise in full their over-allotment option to purchase additional ordinary shares).

We intend to use the net proceeds from this offering (i) to redeem all €235.0 million ($276.5 million equivalent as of September 30, 2017) principal amount of our 5.75% senior notes due 2022 (the “euro notes”), (ii) to redeem approximately $ million principal amount of our 6.00% senior notes due 2022 (the “dollar notes” and together with the euro notes, the “senior notes”), (iii) to redeem our £50,000 redeemable preferred share issued in connection with the pre-IPO reorganization transactions and (iv) the remainder, if any, for general corporate purposes, which may include the repayment of other outstanding indebtedness.

Dividend policy	We have no current plans to pay dividends on our ordinary shares. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, our ability to pay dividends will be limited by covenants in our existing indebtedness and may be limited by the agreements governing any indebtedness we or our subsidiaries may incur in the future. See “Dividend Policy.”

Risk factors	See “Risk Factors” for a discussion of risks you should carefully consider before deciding to invest in our ordinary shares.

Proposed trading symbol	“GTES.”

In this prospectus, unless otherwise indicated, the number of ordinary shares outstanding and the other information based thereon is based on              ordinary shares outstanding as of             , 2017, after giving effect to the pre-IPO reorganization transactions, and does not reflect:

•	ordinary shares issuable upon exercise of the underwriters’ over-allotment option to purchase additional ordinary shares from us;

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	ordinary shares issuable in respect of outstanding options granted under the Gates Industrial Corporation plc 2014 Stock Incentive Plan (the “2014 Incentive Plan”) and the Gates Industrial Corporation plc 2015 Non-Employee Director Stock Incentive Plan (the “2015 Non-Employee Director Incentive Plan”) with a weighted average exercise price of $ per ordinary share; and

•	ordinary shares that may be granted under the Gates Industrial Corporation plc 2017 Omnibus Incentive Plan (the “Omnibus Incentive Plan”). See “Executive and Director Compensation—Equity Incentive Plans—Gates Industrial Corporation plc 2017 Omnibus Incentive Plan”.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Summary Historical Consolidated Financial Information

Gates Industrial Corporation plc will be the financial reporting entity following this offering. Other than the inception balance sheet, the financial statements of Gates Industrial Corporation plc have not been included in this prospectus as it is a newly organized entity, has no significant business transactions or activities to date, has no capitalization, and had no assets or liabilities during the periods presented in this prospectus. The following table therefore sets forth the summary historical consolidated financial information of the Post-Acquisition Predecessor to Gates Industrial Corporation plc, Omaha Topco, for the periods and dates indicated. The balance sheet data as of December 31, 2016 and January 2, 2016 and the statement of operations and cash flow data for Fiscal 2016, Fiscal 2015, Post-Acquisition Predecessor 2014 and Pre-Acquisition Predecessor 2014 have been derived from the audited consolidated financial statements of Omaha Topco included elsewhere in this prospectus. The balance sheet data as of September 30, 2017 and the statement of operations and cash flow data for the nine months ended September 30, 2017 and the nine months ended October 1, 2016 have been derived from the unaudited condensed consolidated financial statements of Omaha Topco included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to present fairly the financial information set forth in those statements. The results for any interim period are not necessarily indicative of the results that may be expected for the full year and our historical results are not necessarily indicative of the results that should be expected in any future period. You should read the following summary consolidated financial data together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus.

The unaudited combined results of operations for Full Year 2014 represents the mathematical addition of our Pre-Acquisition Predecessor’s results of operations from January 1, 2014 to July 2, 2014, and the Post-Acquisition Predecessor’s results of operations from July 3, 2014 to January 3, 2015. We have included the unaudited combined financial information in order to facilitate a comparison with our other fiscal years. Each of the Pre-Acquisition Predecessor and Post-Acquisition Predecessor results for the period from January 1, 2014 to July 2, 2014, and the period from July 3, 2014 to January 3, 2015, respectively, have been audited and are consistent with GAAP. However, the presentation of unaudited combined financial information for Full Year 2014 is not consistent with GAAP or with the pro forma requirements of Article 11 of Regulation S-X, and may yield results that are not comparable on a period-to-period basis primarily due to (i) the impact of required purchase accounting adjustments and (ii) the new basis of accounting established in connection with the Acquisition. Such results are not necessarily indicative of what the results for the combined period would have been had the Acquisition not occurred. See “About this Prospectus—Financial Statement Presentation.”

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(dollars in millions)	Nine months ended September 30, 2017	Nine months ended October 1, 2016	Fiscal 2016	Fiscal 2015	Full Year 2014	Post- Acquisition Predecessor 2014	Pre- Acquisition Predecessor 2014
Statement of operations data:
Net sales	$2,259.9	$2,079.3	$2,747.0	$2,745.1	$3,042.2	$1,445.1	$1,597.1
Cost of sales	(1,343.9)	(1,262.9)	(1,686.2)	(1,709.0)	(2,015.2)	(1,028.3)	(986.9)

Gross profit	916.0	816.4	1,060.8	1,036.1	1,027.0	416.8	610.2
Selling, general and administrative expenses	(586.1)	(570.0)	(744.1)	(784.5)	(815.7)	(415.5)	(400.2)
Transaction-related costs	(11.3)	—	(0.4)	(0.7)	(194.6)	(97.0)	(97.6)
Impairment of intangibles and other assets	—	(1.4)	(3.2)	(51.1)	(0.6)	(0.6)	—
Restructuring expenses	(8.3)	(8.0)	(11.4)	(15.6)	(22.0)	(8.2)	(13.8)
Other operating (expense) income	0.1	0.3	(2.9)	0.2	5.5	(0.1)	5.6

Operating income (loss) from continuing operations	310.4	237.3	298.8	184.4	(0.4)	(104.6)	104.2
Interest expense	(179.0)	(162.4)	(216.3)	(212.6)	(173.1)	(113.6)	(59.5)
Other (expense) income	(46.1)	5.3	10.4	69.7	48.5	47.8	0.7

Income (loss) from continuing operations before taxes	85.3	80.2	92.9	41.5	(125.0)	(170.4)	45.4
Income tax (expense) benefit	(32.9)	(15.1)	(21.1)	9.2	51.9	83.2	(31.3)
Equity in net income of equity method investees, net of tax(1)	—	0.1	0.1	0.2	0.5	0.3	0.2

Net income (loss) from continuing operations	52.4	65.2	71.9	50.9	(72.6)	(86.9)	14.3
Gain (loss) on disposal of discontinued operations, net of tax	0.1	3.8	12.4	—	(2.4)	(2.3)	(0.1)
Loss from discontinued operations, net of tax(2)	—	—	—	—	(47.9)	—	(47.9)

Net income (loss)	52.5	69.0	84.3	50.9	(122.9)	(89.2)	(33.7)
Non-controlling interests	(20.0)	(21.2)	(26.6)	(26.0)	(19.2)	(7.7)	(11.5)

Net income (loss) attributable to shareholders	$32.5	$47.8	$57.7	$24.9	$(142.1)	$(96.9)	$(45.2)

(dollars in millions)	As of September 30, 2017	As of December 31, 2016	As of January 2, 2016
Balance sheet data:
Cash and cash equivalents	$528.4	$527.2	$335.7
Property, plant and equipment, net	637.4	599.6	660.6
Total assets	6,756.1	6,383.3	6,565.6
Debt, long term and current portion	3,915.5	3,836.6	3,907.3
Total shareholders’ equity	898.9	691.3	786.3

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(dollars in millions)	Nine months ended September 30, 2017	Nine months ended October 1, 2016	Fiscal 2016	Fiscal 2015	Full Year 2014	Post- Acquisition Predecessor 2014	Pre- Acquisition Predecessor 2014
Cash flow data:
Net cash provided by (used in)
Operating activities	$142.6	$200.4	$371.6	$275.9	$81.5	$6.3	$75.2
Investing activities	(99.8)	(36.0)	(60.1)	(60.5)	(3,801.7)	(3,760.0)	(41.7)
Financing activities	(58.2)	(94.6)	(110.8)	(73.9)	3,742.3	3,973.4	(231.1)

(dollars in millions, except percentages)	Nine months ended September 30, 2017	Nine months ended October 1, 2016	Fiscal 2016	Fiscal 2015	Full Year 2014	Post- Acquisition Predecessor 2014	Pre- Acquisition Predecessor 2014
Other financial data:
Adjusted EBITDA(3)	$496.1	$447.0	$594.9	$547.2	$582.9	$262.5	$320.4
Adjusted EBITDA Margin(4)	22.0%	21.5%	21.7%	19.9%	19.2%	18.2%	20.1%
Adjusted Net Income(3)	$168.8	$137.6	$185.0	$132.8	$199.5	$82.3	$117.2

(1)	Net of tax expense of $0.1 million in Full Year 2014 and Pre-Acquisition Predecessor 2014.
(2)	Net of tax benefit of $0.7 million in Full Year 2014 and Pre-Acquisition Predecessor 2014.
(3)	EBITDA is a non-GAAP measure that represents net income or loss for the period before the impact of income taxes, net finance costs, depreciation and amortization. EBITDA is widely used by securities analysts, investors and other interested parties to evaluate the profitability of companies. EBITDA eliminates potential differences in performance caused by variations in capital structures (affecting net finance costs), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortization expense).

Management uses Adjusted EBITDA as its key profitability measure. This is a non-GAAP measure that represents EBITDA before certain items that impact comparison of the performance of our businesses either period-over-period or with other businesses. We use Adjusted EBITDA as our measure of segment profitability to assess the performance of our businesses and it is used for total Gates as well because we believe it is important to consider our profitability on a basis that is consistent with that of our operating segments. We believe that Adjusted EBITDA should, therefore, be made available to securities analysts, investors and other interested parties to assist in their assessment of the performance of our businesses.

Management uses Adjusted Net Income as an additional measure of profitability. Adjusted Net Income is a non-GAAP measure that represents net income (loss) attributable to shareholders before certain items that impact comparison of the performance of our businesses either period-over-period or with other businesses. We believe that Adjusted Net Income should be made available to securities analysts, investors and other interested parties to assist in their assessment of the performance of our businesses.

During the periods presented, the items excluded from EBITDA in arriving at Adjusted EBITDA and from net income (loss) attributable to shareholders in arriving at Adjusted Net Income primarily included:

•	the effect on cost of sales of the uplift to the carrying amount of inventory held by Gates at the date of the Acquisition;

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	the non-cash charges in relation to share-based compensation;

•	transaction-related costs incurred in business combinations and major corporate transactions;

•	impairments, comprising impairments of goodwill and significant impairments or write downs of other assets;

•	net interest relating to post-retirement benefit obligations, significant lump-sum settlements and the amortization of prior period actuarial gains and losses;

•	restructuring costs;

•	amortization of acquired intangible assets in the case of Adjusted Net Income;

•	the impact of foreign currency exchange rate movements on financing-related items in the case of Adjusted Net Income;

•	the net gain or loss on disposals and on the exit of businesses;

•	fees paid to our private equity sponsor for monitoring, advisory and consulting services;

•	the non-controlling interests’ share in the other adjustments in the case of Adjusted Net Income; and

•	the tax effects of each of the above items in the case of Adjusted Net Income.

Differences exist among our businesses and from period to period in the extent to which their respective employees receive share-based compensation or a charge for such compensation is recognized. Similarly, non-cash net interest relating to post-retirement benefit obligations, significant lump-sum settlements and the amortization of prior period actuarial gains and losses may cause differences between our businesses and from period to period when comparing performance. We therefore exclude from Adjusted EBITDA and Adjusted Net Income the non-cash charges in relation to share-based compensation and the above adjustments related to post-retirement benefits in order to assess the relative performance of our businesses.

We exclude from Adjusted EBITDA and Adjusted Net Income those acquisition-related costs that are required to be expensed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, “Business Combinations,” in particular, the effect on cost of sales of the uplift to the carrying amount of inventory held by Gates at the date of the Acquisition and costs associated with major corporate transactions because we do not believe that they relate to our performance. In addition, the amortization of intangible assets recognized in respect of the Acquisition hinders comparability of Gates to similar businesses that, for reasons of not having been recently acquired, do not recognize these acquisition-related intangible assets on their balance sheets and hence do not report any related amortization. Other items are excluded from Adjusted EBITDA and Adjusted Net Income because they are individually or collectively significant items that are not considered to be representative of the performance of our businesses. During the periods presented we excluded restructuring costs that reflect specific actions taken by management to improve Gates’ future profitability; the net gain or loss on disposals of assets other than in the ordinary course of operations and gains and losses incurred in relation to non-Gates businesses disposed of in prior periods; impairments of goodwill and significant impairments of other assets, representing the excess of their carrying amounts over the amounts that are expected to be recovered from them in the future; fees paid to our private equity sponsor; and in the case of Adjusted Net Income, the impact of foreign currency exchange rate movements on financing-related items.

EBITDA, Adjusted EBITDA and Adjusted Net Income exclude items that can have a significant effect on our profit or loss and should, therefore, be used in conjunction with, not as substitutes for, profit or loss for the period. Management compensates for these limitations by separately monitoring net income (loss) from continuing operations for the period.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Adjusted EBITDA

The following table reconciles the net income (loss), the most directly comparable GAAP measure, to EBITDA and Adjusted EBITDA:

(dollars in millions)	Nine months ended September 30, 2017	Nine months ended October 1, 2016	Fiscal 2016	Fiscal 2015	Full Year 2014	Post- Acquisition Predecessor 2014	Pre- Acquisition Predecessor 2014
Net income (loss)	$52.5	$69.0	$84.3	$50.9	$(122.9)	$(89.2)	$(33.7)
Income tax expense (benefit)	32.9	15.1	21.1	(9.2)	(51.9)	(83.2)	31.3
Net finance costs	225.1	157.1	205.9	142.9	124.6	65.8	58.8
Amortization	98.3	116.2	149.5	165.6	148.1	87.6	60.5
Depreciation	59.9	72.4	91.3	104.3	96.5	49.5	47.0

EBITDA	468.7	429.8	552.1	454.5	194.4	30.5	163.9
(Gain) loss on disposal of discontinued operations	(0.1)	(3.8)	(12.4)	—	2.4	2.3	0.1
Loss for the period from discontinued operations	—	—	—	—	47.9	—	47.9
Equity in net income of equity method investees, net of tax	—	(0.1)	(0.1)	(0.2)	(0.5)	(0.3)	(0.2)
Share-based compensation(a)	2.9	3.3	4.2	4.3	11.8	0.9	10.9
Transaction-related costs(b)	11.3	—	0.4	0.7	187.1	97.0	90.1
Inventory uplift impact on cost of sales related to the acquisition of Gates by Blackstone(c)	—	—	—	—	121.4	121.4	—
Impairment of inventory (included in cost of sales)(d)	—	—	21.7	9.6	—	—	—
Other impairments(e)	—	1.4	3.2	51.1	0.6	0.6	—
Benefit from sale of inventory impaired in a prior period	—	(0.6)	(1.0)	—	—	—	—
Restructuring expenses(f)	8.3	8.0	11.4	15.6	22.0	8.2	13.8
Adjustments relating to post-retirement benefits(g)	0.6	4.8	6.4	4.8	(3.3)	(1.3)	(2.0)
Other operating expense (income)(h)	(0.1)	(0.3)	2.9	(0.2)	(5.5)	0.1	(5.6)
Sponsor fees(i)	4.5	4.5	6.1	7.0	4.6	3.1	1.5

Adjusted EBITDA	$496.1	$447.0	$594.9	$547.2	$582.9	$262.5	$320.4

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(a)	Share-based compensation has historically been provided to certain of our employees under share option, bonus and other share award schemes. We recognize a non-cash compensation expense in respect of these schemes that is based on the fair value of the awards determined at the date of grant. During Pre-Acquisition Predecessor 2014, Gates recognized an additional compensation charge of $7.5 million in relation to the early vesting of certain awards as a direct result of the acquisition of Gates by Blackstone.
(b)	Transaction-related costs include, in Full Year 2014, costs recognized in respect of the acquisition of Gates by Blackstone, primarily advisory fees. In other periods, these costs relate to business acquisition activity and major corporate transactions, including costs incurred in the nine months ended September 30, 2017 in relation to the refinancing of certain of Gates’ indebtedness.
(c)	The inventory uplift impact on cost of sales arose as part of the purchase accounting for the acquisition of Gates by Blackstone in July 2014. The carrying value of inventory on hand was uplifted to its fair value and, as this inventory was sold during the remainder of 2014, it was reflected in cost of sales at the uplifted value. This distorted gross margin and profitability for the period, impacting comparability between periods.
(d)	Included in this amount in Fiscal 2016 is $17.7 million related to inventory adjustments made in connection with changes Gates has made in its accounting convention for expensing maintenance, repair and operations assets below a nominal value threshold and revisions to its methods for estimating the write down for excess or obsolete finished goods in Fiscal 2015 and raw materials and work in progress in Fiscal 2016. These changes have been made to bring consistency to our global inventory management. In addition, this line item includes the write-off of inventory related to decisions made in Fiscal 2016 to restructure or close certain lines of business in the United States and in Singapore in Fiscal 2016 and in the Middle East in Fiscal 2015.
(e)	Other impairments in Fiscal 2015 included $44.0 million in relation to the indefinite-lived brands and trade names intangible that was recognized as part of the purchase accounting at the time of the Acquisition. A further impairment of $6.7 million was recognized in relation to property, plant and equipment in Brazil, as a result of the challenging trading conditions in that region, which were exacerbated by the significant devaluation of the Brazilian Real against the U.S. dollar.
(f)	Restructuring expenses represent costs incurred in relation to specifically defined restructuring projects and include costs related to decisions to close lines of business, plant closures and relocations, strategic organizational rationalizations and related non-recurring employee severance.
(g)	Adjustments relating to post-retirement benefits are for the non-cash net interest charge related to those obligations and the non-cash amortization of prior period actuarial gains and losses.
(h)	Other operating expense relates to gains and losses incurred on disposals of assets other than in the normal course of operations and gains and losses incurred in relation to non-Gates businesses disposed of in prior periods.
(i)	Sponsor fees relate to fees paid to our private equity sponsor for monitoring, advisory and consulting services. In the case of Blackstone, the applicable agreements will be amended upon completion of this offering. See “Certain Relationships and Related Person Transactions—Transaction and Monitoring Fee and Support and Services Agreements.”

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Adjusted Net Income

The following table reconciles the net income (loss) attributable to shareholders, the most directly comparable GAAP measure, to Adjusted Net Income:

(dollars in millions)	Nine months ended September 30, 2017	Nine months ended October 1, 2016	Fiscal 2016	Fiscal 2015	Full Year 2014	Post- Acquisition Predecessor 2014	Pre- Acquisition Predecessor 2014
Net income (loss) attributable to shareholders	$32.5	$47.8	$57.7	$24.9	$(142.1)	$(96.9)	$(45.2)
(Gain) loss on disposal of discontinued operations	(0.1)	(3.8)	(12.4)	—	2.4	2.3	0.1
Loss for the period from discontinued operations	—	—	—	—	47.9	—	47.9
Share-based compensation(a)	2.9	3.3	4.2	4.3	11.8	0.9	10.9
Transaction-related costs(b)	11.3	—	0.4	0.7	187.1	97.0	90.1
Inventory uplift impact on cost of sales related to the acquisition of Gates by Blackstone(c)	—	—	—	—	121.4	121.4	—
Impairment of inventory (included in cost of sales)(d)	—	—	21.7	9.6	—	—	—
Other impairments(e)	—	1.4	3.2	51.1	0.6	0.6	—
Benefit from sale of inventory impaired in a prior period	—	(0.6)	(1.0)	—	—	—	—
Restructuring expenses(f)	8.3	8.0	11.4	15.6	22.0	8.2	13.8
Adjustments relating to post-retirement benefits(g)	0.6	4.8	6.4	4.8	(3.3)	(1.3)	(2.0)
Amortization of acquisition-related intangible assets(h)	93.4	110.3	141.9	158.5	143.3	84.8	58.5
Non-cash financing-related foreign exchange (gains) losses(i)	49.5	(3.3)	(7.6)	(62.8)	(63.5)	(63.9)	0.4
Sponsor fees(j)	4.5	4.5	6.1	7.0	4.6	3.1	1.5
Other adjustments(k)	(7.4)	(7.9)	(8.1)	(10.9)	(12.4)	(2.6)	(9.8)
Tax effect on the above items(l)	(26.7)	(26.9)	(38.9)	(70.0)	(120.3)	(71.3)	(49.0)

Adjusted Net Income	$168.8	$137.6	$185.0	$132.8	$199.5	$82.3	$117.2

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(a)	Share-based compensation has historically been provided to certain of our employees under share option, bonus and other share award schemes. We recognize a non-cash compensation expense in respect of these schemes that is based on the fair value of the awards determined at the date of grant. During Pre-Acquisition Predecessor 2014, Gates recognized an additional compensation charge of $7.5 million in relation to the early vesting of certain awards as a direct result of the acquisition of Gates by Blackstone.
(b)	Transaction-related costs include, in Full Year 2014, costs recognized in respect of the acquisition of Gates by Blackstone, primarily advisory fees. In other periods, these costs relate to business acquisition activity and major corporate transactions, including costs incurred in the nine months ended September 30, 2017 in relation to the refinancing of certain of Gates’ indebtedness.
(c)	The inventory uplift impact on cost of sales arose as part of the purchase accounting for the acquisition of Gates by Blackstone in July 2014. The carrying value of inventory on hand was uplifted to its fair value and, as this inventory was sold during the remainder of 2014, it was reflected in cost of sales at the uplifted value. This distorted gross margin and profitability for the period, impacting comparability between periods.
(d)	Included in this amount in Fiscal 2016 is $17.7 million related to inventory adjustments made in connection with changes Gates has made in its accounting convention for expensing maintenance, repair and operations assets below a nominal value threshold and revisions to its methods for estimating the write down for excess or obsolete finished goods in Fiscal 2015 and raw materials and work in progress in Fiscal 2016. These changes have been made to bring consistency to our global inventory management. In addition, this line item includes the write-off of inventory related to decisions made in Fiscal 2016 to restructure or close certain lines of business in the United States and in Singapore in Fiscal 2016 and in the Middle East in Fiscal 2015.
(e)	Other impairments in Fiscal 2015 included $44.0 million in relation to the indefinite-lived brands and trade names intangible that was recognized as part of the purchase accounting at the time of the Acquisition. A further impairment of $6.7 million was recognized in relation to property, plant and equipment in Brazil, as a result of the challenging trading conditions in that region, which were exacerbated by the significant devaluation of the Brazilian Real against the U.S. dollar.
(f)	Restructuring expenses represent costs incurred in relation to specifically defined restructuring projects and include costs related to decisions to close lines of business, plant closures and relocations, strategic organizational rationalizations and related non-recurring employee severance.
(g)	Adjustments relating to post-retirement benefits are for the non-cash net interest charge related to those obligations and the non-cash amortization of prior period actuarial gains and losses.
(h)	The amortization of acquisition-related intangible assets includes the amortization charge associated with customer relationship and technology intangible assets that were recognized as part of the purchase accounting for the Acquisition.
(i)	Non-cash financing-related foreign exchange (gains) losses relate primarily to the retranslation of euro-denominated debt and non-U.S. dollar cash balances into U.S. dollars for reporting purposes.
(j)	Sponsor fees relate to fees paid to our private equity sponsor for monitoring, advisory and consulting services. In the case of Blackstone, the applicable agreements will be amended upon completion of this offering. See “Certain Relationships and Related Person Transactions—Transaction and Monitoring Fee and Support and Services Agreements.”
(k)	Other adjustments include the adjustment for the non-controlling interests’ share in each of the adjustments made and the net gain or loss on disposals of assets other than in the ordinary course of operations and gains and losses incurred in relation to non-Gates businesses disposed of in prior periods.
(l)	The adjustments above have been tax-effected using the effective tax rate for the relevant period, adjusted for significant items that are not tax deductible, primarily the impact of foreign currency exchange rate movements on financing-related items, significant one-off tax items, and items that are deductible, but at a rate that is significantly different from the applicable effective rate.
(4)	Adjusted EBITDA margin is a non-GAAP measure that represents Adjusted EBITDA expressed as a percentage of net sales. We use this metric as a measure of the success of our businesses in managing their cost base and improving profitability. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures—Adjusted EBITDA Margin.”

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

RISK FACTORS

An investment in our ordinary shares involves risks. You should carefully consider the following information about these risks, together with the other information contained in this prospectus, before investing in our ordinary shares.

Risks Related to Our Business and Industry

Conditions in the global and regional economy and the major end markets we serve may materially and adversely affect the business and results of operations of our businesses should they deteriorate.

Our business and operating results have been, and will continue to be, affected by worldwide and regional economic conditions, including conditions in the end markets we serve. The level of demand for our products depends, in part, on the general economic conditions that exist in our served end markets. A substantial portion of our revenues are derived from customers in cyclical industries that typically are adversely affected by downward economic cycles. Our customers may experience deterioration of their businesses, cash flow shortages or difficulty obtaining financing as a result of the effects of contraction or low levels of economic growth, disruptions in the financial markets, weak consumer and business confidence, high levels of unemployment, reduced levels of capital expenditures, fluctuating commodity prices, bankruptcies and other challenges affecting the global economy, as happened following the global recession in 2008. For example, our historical results have been highly correlated to global industrial activity and utilization and decreases in such activity or utilization may impact our business, financial condition and results of operations. As a result, existing or potential customers may delay or cancel plans to purchase our products and services and may not be able to fulfill their obligations to us in a timely fashion. Further, our suppliers, distributors and vendors may experience similar conditions, which may impact their ability to fulfill their obligations to us. If conditions in the global economy or in the regions and major end markets that we serve deteriorate, demand for our products and services may be decline and our results of operations, financial position and cash flows could be materially adversely affected.

We are subject to economic, political and other risks associated with international operations, and this could adversely affect our business and our strategy to capitalize on our global reach.

One of our key strategies is to capitalize on our global commercial reach, and a substantial portion of our operations are conducted and located outside the United States. For Fiscal 2016, approximately 61% of our net sales originated from outside of the United States. We have manufacturing, sales and service facilities spanning five continents and sell to customers in over 120 countries. Moreover, a significant amount of our manufacturing functions and sources of our raw materials and components are from emerging markets such as China, India and Eastern Europe. Accordingly, our business and results of operations, as well as the business and results of operations of our vendors, suppliers and customers, are subject to risks associated with doing business internationally, including:

•	instability in a specific country’s or region’s political, economic or social conditions, including inflation, recession, interest rate fluctuations and actual or anticipated military or political conflicts;

•	changes in foreign currency exchange rates or currency restructurings and hyperinflation or deflation in the countries in which we operate;

•	imposition of restrictions on currency conversion or the transfer of funds or limitations on our ability to repatriate income or capital in a tax efficient manner;

•	trade protection measures, such as tariff increases and embargoes, and import and export licensing and control requirements;

•	the complexities of operating within multiple tax jurisdictions, including potentially negative consequences from changes in tax laws or from tax examinations, which may, in addition, require an extended period of time to resolve;

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

•	partial or total expropriation by local, state or national governments;

•	uncertainties as to local laws regarding, and enforcement of, contract and intellectual property rights;

•	the ability to comply with or effect of complying with complex and changing laws, regulations and policies of foreign governments, including differing and, in some cases, more stringent labor and environmental regulations;

•	differing local product preferences and product requirements; and

•	difficulties involved in staffing and managing widespread operations, including challenges in administering and enforcing corporate policies, which may be different than the normal business practices of local cultures.

The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable. Certain regions, including Latin America, Asia, the Middle East and Africa, are generally more economically and politically volatile and as a result, our operations in these regions could be subject to significant fluctuations in sales and operating income from quarter to quarter. Because a significant percentage of our operating income in recent years has come from these regions, adverse fluctuations in the operating results in these regions could have a disproportionate impact on our results of operations in future periods.

The new U.S. administration has publicly supported certain potential tax and trade proposals, modifications to international trade policy and other changes which may affect U.S. trade relations with other countries. In addition, economic and political uncertainty arose out of the June 23, 2016 vote in the United Kingdom that resulted in the decision to leave the European Union (the “E.U.”). It is possible that these or other changes, if enacted, may impact or require us to modify our current business practices. At the present time, it is unclear as to the ultimate impact of these changes, policies or proposals and, as such, we are unable to determine the effect, if any, that such changes, policies or proposals would have on our business.

Additionally, concerns persist regarding the debt burden of certain European countries and the ability of these countries to meet future financial obligations, as well as concerns regarding the overall stability of the euro and the suitability of the euro as a single currency given the diverse economic and political circumstances of individual euro-area countries. If a country within the euro area were to default on its debt or withdraw from the euro currency, or if the euro were to be dissolved entirely, the impact on markets around the world, and on our global business, could be immediate and material. Such a development could cause financial and capital markets within and outside Europe to constrict, thereby negatively impacting our ability to finance our business, and also could cause a substantial reduction in consumer confidence and spending that could negatively impact sales. Any one of these impacts could have a material adverse effect on our financial condition and results of operations.

If we are unable to obtain raw materials at favorable prices in sufficient quantities, or at the time we require them, our operating margins and results of operations may be materially adversely affected.

We purchase our energy, steel, aluminum, rubber and rubber-based materials, chemicals, polymers and other key manufacturing inputs from outside sources. We do not traditionally have long-term pricing contracts with raw material suppliers. The costs of these raw materials have been volatile historically and are influenced by factors that are outside our control. In recent years, the prices for energy, metal alloys, polymers and certain other of our raw materials have fluctuated significantly. While we strive to avoid this risk by using price escalation mechanisms with respect to our raw materials in certain of our customer contracts and we also seek to offset our increased costs with gains achieved through operational efficiencies, if we are unable to pass increases in the costs of our raw materials on to our customers, we experience a lag in our ability to pass increases to our customers, or operational efficiencies are not achieved, our operating margins and results of operations may be materially adversely.

Additionally, our businesses compete globally for key production inputs. The availability of qualified suppliers and of key inputs may be disrupted by market disturbances or any number of geopolitical factors,

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

including political unrest and significant weather events. Such disruptions may require additional capital or operating expenditure by us or force reductions in our production volumes. In the event of an industry-wide general shortage of certain raw materials or key inputs, or a shortage or discontinuation of certain raw materials or key inputs from one or more of our suppliers, we may not be able to arrange for alternative sources of certain raw materials or key inputs. Any such shortage may materially adversely affect our competitive position versus companies that are able to better or more cheaply source such raw materials or key inputs.

Adverse changes in our relationships with, or the financial condition, performance, purchasing patterns or inventory levels of, key channel partners could adversely affect our business, financial condition and results of operations.

Certain of our businesses sell a significant amount of their products to key channel partners, including distributors, that have valuable relationships with end users. Some of these channel partners may also sell our competitors’ products, and if they favor competing products for any reason they may fail to market our products effectively. Adverse changes in our relationships with these channel partners, or adverse developments in their financial condition, performance or purchasing patterns, could adversely affect our business, financial condition and results of operations. The levels of inventory maintained by our distributors and other channel partners, and changes in those levels, can also significantly impact our results of operations in any given period. In addition, the consolidation of channel partners and customers in certain of our end markets could adversely impact our profitability.

We face competition in all areas of our business and may not be able to successfully compete with our competitors, which could adversely affect our revenues and profitability.

We are subject to competition from other producers of products that are similar to ours. We compete on a number of factors, including product performance, quality, value, product availability, brand recognition, customer service and innovation and technology. Our customers often demand delivery of our products on a tight time schedule and in a number of geographic markets. If our quality of service declines or we cannot meet the demands of our customers, they may utilize the services or products of our competitors. Our competitors include manufacturers that may be better capitalized, may have a more extensive low-cost sourcing strategy and presence in low-cost regions or may receive significant governmental support and as a result, may be able to offer more aggressive pricing. Our competitors also may develop products that are superior to our products, or may develop more efficient or effective methods of providing products and services or may adapt more quickly than we do to new technologies or evolving customer requirements. If we are unable to continue to provide technologically superior or better quality products or to price our products competitively, our ability to compete could be harmed and we could lose customers or market share.

Pricing pressures from our customers may materially adversely affect our business.

We generate strong margins by selling premium products at premium prices. Accordingly, our margins could suffer if our customers are no longer willing to pay a premium for our product and service offerings. We face the greatest pricing pressure from our customers in the automotive first-fit end market. Virtually all vehicle manufacturers seek price reductions in both the initial bidding process and during the term of the award. We are also, from time to time, subject to pricing pressures from customers in our other end markets. If we are not able to offset price reductions through improved operating efficiencies and reduced expenditures or new product introduction, those price reductions may have a material adverse effect on our results of operations.

We are dependent on the continued operation of our manufacturing facilities and we may need to make investments in new or existing facilities.

While we are not heavily dependent on any single manufacturing facility, major disruptions at a number of our manufacturing facilities, due to labor unrest, adverse weather, natural disasters, terrorist attacks, significant

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

mechanical failure of our facilities, or other catastrophic event, could result in significant interruption of our business and a potential loss of customers and sales or could significantly increase our operating costs.

In addition, we may need to make investments in new or existing manufacturing facilities to adapt our production capacity to changing market conditions and to align with our growth strategies. The costs of such investments may be significant and we may not realize the expected benefits on our anticipated timeframe or at all, which may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to accurately forecast demand or meet significant increases in demand for our products.

Certain of our businesses operate with short lead times and we order raw materials and supplies and plan production based on discussions with our customers and internal forecasts of demand. If we are unable to accurately forecast demand for our products, in terms of both volume and specific products, or react appropriately to abrupt changes in demand, we may experience delayed product shipments and customer dissatisfaction. If demand increases significantly from current levels, both we and our suppliers may have difficulty meeting such demand, particularly if such demand increases occur rapidly. Additionally, we may carry excess inventory if demand for our products decreases below projected levels. Failure to accurately forecast demand or meet significant increases in demand could have a material adverse impact on our business, financial condition and operating results.

We are exposed to exchange rate fluctuations in the international markets in which we operate.

We conduct operations in many areas of the world involving transactions denominated in a variety of functional currencies. We are subject to currency exchange rate risk to the extent that our costs may be denominated in currencies other than those in which we earn and report revenues and vice versa. In addition, a decrease in the value of any of these currencies relative to the U.S. dollar could reduce our profits from non-U.S. operations and the translated value of the net assets of our non-U.S. operations when reported in U.S. dollars in our consolidated financial statements. For example, in Fiscal 2016, movements in average currency translation rates adversely affected our sales growth by $67.7 million. Ongoing movements in average currency translation rates in the future could continue to have a negative impact on our business, financial condition or results of operations as reported in U.S. dollars. Fluctuations in currencies may also make it more difficult to perform period-to-period comparisons of our reported results of operations.

We anticipate that there will be instances in which costs and revenues will not be exactly matched with respect to currency denomination. As a result, to the extent we continue to expand geographically, we expect that increasing portions of our revenues, costs, assets and liabilities will be subject to fluctuations in foreign currency valuations. We may experience economic loss and a negative impact on earnings or net assets solely as a result of foreign currency exchange rate fluctuations. Further, the markets in which we operate could restrict the removal or conversion of the local or foreign currency, resulting in our inability to hedge against these risks.

We also face risks arising from the imposition of exchange controls and currency devaluations. Exchange controls may limit our ability to convert foreign currencies into U.S. dollars or to remit dividends and other payments by our foreign subsidiaries or businesses located in or conducted within a country imposing controls. Currency devaluations result in a diminished value of funds denominated in the currency of the country instituting the devaluation. Actions of this nature, if they occur or continue for significant periods of time, could have an adverse effect on our results of operations and financial condition in any given period.

We are dependent on market acceptance of new product introductions and product innovations for continued revenue growth.

The markets in which we operate are subject to technological change. Our long-term operating results depend substantially upon our ability to continually develop, introduce, and market new and innovative products,

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

to modify existing products, to respond to technological change, and to customize certain products to meet customer requirements and evolving industry standards. The development of new product introductions and product innovations may require significant investment by us. There are numerous risks inherent in this process, including the risks that we will be unable to anticipate the direction of technological change or that we will be unable to develop and market new products and applications in a timely fashion to satisfy customer demands. For example, the increased adoption of electric vehicles may affect certain of the end markets that we serve and could alter the application platforms in which we offer solutions.

If we are unable to adapt to technological changes, including by developing and marketing new products, our business and results of operations may be adversely affected.

We have taken, and continue to take, cost-reduction actions, which may expose us to additional risk and we may not be able to maintain the level of cost reductions that we have achieved.

We have been reducing costs in all of our businesses and have discontinued product lines, divested non-core businesses, consolidated manufacturing operations and reduced our employee population. The impact of these cost-reduction actions on our sales and profitability may be influenced by many factors and we may not be able to maintain the level of cost savings that we have achieved depending on our ability to successfully complete these efforts. In connection with the implementation and maintenance of our cost reduction measures, we may face delays in anticipated workforce reductions, a decline in employee morale and a potential inability to meet operational targets due to an inability to retain or recruit key employees.

We are subject to risks from litigation, legal and regulatory proceedings and obligations that may materially impact our operations.

We face an inherent business risk of exposure to various types of claims, lawsuits and proceedings. We are involved in various tax, intellectual property, product liability, product warranty and environmental claims and lawsuits, and other legal, antitrust and regulatory proceedings arising in the ordinary course of our business. Although it is not possible to predict with certainty the outcome of every claim, lawsuit or proceeding and the range of probable loss, we believe these claims, lawsuits and proceedings will not individually or in the aggregate have a material impact on our results. However, we could, in the future, be subject to various claims, lawsuits and proceedings, including, amongst others, tax, intellectual property, product liability, product warranty, environmental claims and antitrust claims, and we may incur judgments or enter into settlements of lawsuits and proceedings that could have a material adverse effect on our results of operations in any particular period.

Our products could infringe on the intellectual property of others, which may cause us to engage in costly litigation and, if we are not successful, could cause us to pay substantial damages and/or prohibit us from selling our products.

Third parties may assert infringement or other intellectual property claims against us based on their patents or other intellectual property rights. Any claim relating to intellectual property infringement that is successfully asserted against us may require us to pay substantial damages, including treble damages, if we are found to be willfully infringing another party’s patents, for past use of the asserted intellectual property and royalties and other consideration going forward if we are forced to take a license. In addition, if any such claim were successfully asserted against us, we may be forced to stop or delay developing, manufacturing, selling or otherwise commercializing our products, product candidates or other technology, or those we develop with our R&D partners. Even if infringement claims against us are without merit, defending these types of lawsuits takes significant time, may be expensive and may divert management attention from other business concerns.

In addition, first-fit and other manufacturers have attempted to use claims of intellectual property infringement against manufacturers and distributors of aftermarket products to restrict or eliminate the sale of aftermarket products that are the subject of the claims. First-fit manufacturers have brought such claims in federal court and with the U.S. International Trade Commission and with various foreign government agencies.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

To the extent first-fit and other manufacturers are seeking and obtaining more utility and design patents than they have in the past and are successful in asserting infringement of these patents and defending their validity, if any of our products are found to infringe someone’s patent, we could be restricted or prohibited from selling such products, which could have an adverse effect on our business. If we are sued for intellectual property infringement, we will likely incur significant expenses investigating and defending such claims, even if we prevail.

In addition, certification by independent organizations of certain of our aftermarket products may be revoked or adversely affected by first-fit manufacturer claims. Lack of certification may negatively impact us because many major insurance companies recommend or require the use of aftermarket products only if they have been certified by an independent certifying organization.

Failure to adequately protect or enforce our intellectual property rights against counterfeiting activities could adversely affect our business.

Although we routinely conduct anti-counterfeiting activities in multiple jurisdictions, we have encountered counterfeit reproductions of our products or products that otherwise infringe on our intellectual property rights. The actions we take to establish and protect trademarks and other intellectual property rights may not be adequate to prevent such counterfeiting activities by others. If we are unsuccessful in challenging such products on the basis of trademark or other intellectual property infringement, continued sales of such imitating products may adversely affect market share and impact customer perceptions and demand, leading to the shift of consumer preference away from our products and loss of market share.

We will not seek to protect our intellectual property rights in all jurisdictions throughout the world and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

Filing, prosecuting and defending patents on our products in all countries and jurisdictions throughout the world would be prohibitively expensive, and the laws of certain foreign countries may not protect or allow enforcement of intellectual property rights to the same extent as the laws of the United States.

Competitors may use our technologies in jurisdictions where we do not pursue and obtain patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but where the ability to enforce our patent rights is not as strong as in the United States. These products may compete with our products, and our intellectual property rights may not be effective or sufficient to prevent such competition. In addition, we may face significant expenses in connection with the protection of our intellectual property rights outside the United States. If we are unable to successfully protect our rights or resolve intellectual property conflicts with others, our business, financial condition and results of operations may be adversely affected.

Failure to develop, obtain, enforce and protect intellectual property rights or liability for intellectual property infringement could adversely affect our business.

Our success depends on our ability to develop technologies and inventions used in our products and to brand such products, to obtain intellectual property rights in such technologies, inventions, and brands, and to protect and enforce such intellectual property rights. In this regard, we rely on U.S. and foreign trademark, patent, copyright, and trade secret laws, as well as license agreements, nondisclosure agreements, and confidentiality and other contractual provisions. Nevertheless, the technologies and inventions developed by our engineers in the future may not prove to be as valuable as those of competitors, or competitors may develop similar or identical technologies and inventions independently of us and before we do.

We may not be able to obtain patents or other intellectual property rights in our new technologies and inventions or, if we do, the scope of such rights may not be sufficiently broad to afford us any significant

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commercial advantage over our competitors. Owners of patents or other intellectual property rights that we need to conduct our business as it evolves may be unwilling to license such intellectual property rights to us on terms we consider reasonable. Competitors and other third parties may challenge the ownership, validity, and/or enforceability of our patents or other intellectual property rights. Further, we expect pirates to continue to counterfeit certain of our products using our trademarks, which has led to, and will likely continue to cause loss of sales. It is difficult to police such counterfeiting, particularly on a worldwide basis, and the efforts we take to stop such counterfeiting may not be effective.

Our other efforts to enforce our intellectual property rights against infringers may not prove successful and will likely be time consuming and expensive and may divert management’s attention from the day-to-day operation of our business. Adequate remedies may not be available in the event of an infringement or unauthorized use or disclosure of our trade secrets and manufacturing expertise. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our business, financial condition, results of operations and cash flows. Further, successful assertion of our intellectual property rights depends on the judicial strength and willingness of the issuing jurisdictions to enact and enforce sufficient intellectual property laws. Creation and enforcement of intellectual property rights is a relatively recent development in much of the world, and so some time may be necessary to realize reliable intellectual property systems across all markets and jurisdictions, if this occurs at all.

We operate in industries with respect to which there are many third-party patents. Owners of patents or other intellectual property rights that we need to conduct our business as it evolves may be unwilling to license such intellectual property rights to us on terms we consider reasonable. We cannot assure you that our business operations, products and methods do not or will not infringe, misappropriate or otherwise violate the patents or other intellectual property rights of third parties. Any claim relating to intellectual property infringement that is successfully asserted against us may require us to pay substantial damages, including treble damages, if we are found to be willfully infringing another party’s patents, for past use of the asserted intellectual property and royalties and other consideration going forward if we are forced to take a license. In addition, if any such claim were successfully asserted against us, we may be forced to stop or delay developing, manufacturing, selling or otherwise commercializing our products, product candidates or other technology, or those we develop with our R&D partners. If we are sued for intellectual property infringement, we will likely incur significant expenses investigating and defending such claims, even if we prevail. Any of these risks coming to fruition could have a material adverse effect on our business, results of operations, financial condition and prospects.

We may be subject to recalls, product liability claims or may incur costs related to product warranties that may materially and adversely affect our business.

Meeting or exceeding many government-mandated safety standards is costly and requires manufacturers to remedy defects related to product safety through recall campaigns if the products do not comply with safety, health or environmental standards. If we, customers or government regulators determine that a product is defective or does not comply with such standards prior to the start of production, the launch of a product could be delayed until such defect is remedied. The costs associated with any protracted delay of a product launch or a recall campaign to remedy defects in products that have been sold could be substantial.

We face an inherent risk of product liability claims if product failure results in any claim for injury or loss. Supplier consolidation and the increase in low-cost country sourcing may increase the likelihood of receiving defective materials, thereby increasing the risk of product failure and resulting liability claims. Litigation is inherently unpredictable and these claims, regardless of their outcome, may be costly, divert management attention and adversely affect our reputation. Although we have liability insurance, we cannot be certain that this insurance coverage will continue to be available to us at a reasonable cost or will be adequate. In addition, even if we are successful in defending against a claim relating to our products, claims of this nature could cause our customers to lose confidence in our products and us.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

From time to time, we receive product warranty claims from our customers, pursuant to which we may be required to bear costs of repair or replacement of certain of our products. Vehicle manufacturers are increasingly requiring their outside suppliers to participate in the warranty of their products and to be responsible for the operation of these component products in new vehicles sold to consumers. Warranty claims may range from individual customer claims to full recalls of all products in the field. It cannot be assured that costs associated with providing product warranties will not be material.

We are subject to anti-corruption laws in various jurisdictions, as well as other laws governing our international operations. If we fail to comply with these laws we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could materially adversely affect our business, financial condition and results of operations.

Our international operations are subject to one or more anti-corruption laws in various jurisdictions, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.K. Bribery Act of 2010 and other anti-corruption laws. The FCPA and these other laws generally prohibit employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. We operate in a number of jurisdictions that pose a high risk of potential FCPA or other anti-corruption violations, and we participate in joint ventures and relationships with third parties whose actions could potentially subject us to liability under the FCPA or other anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the U.S. Department of Commerce’s Bureau of Industry and Security, the U.S. Department of Treasury’s Office of Foreign Assets Control, and various non-U.S. government entities, including applicable export control regulations, economic sanctions on countries and persons, customs requirements, currency exchange regulations, and transfer pricing regulations (collectively, “Trade Control laws”).

We are also subject to new U.K. corporate criminal offences for failure to prevent the facilitation of tax evasion pursuant to the Criminal Finances Act 2017 (“FTP offences”). The FTP offences impose criminal liability on a company where it has failed to prevent the criminal facilitation of tax evasion by a person associated with the company.

We have instituted policies, procedures and ongoing training of certain employees with regard to business ethics, designed to ensure that we and our employees comply with the FCPA, other anticorruption laws, Trade Control laws and the Criminal Finances Act 2017. However, there is no assurance that our efforts have been and will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the FCPA, or other legal requirements. If we are not in compliance with the FCPA, other anti-corruption laws, Trade Control laws or the Criminal Finances Act 2017, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have a material adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the FCPA, other anti-corruption laws or the Criminal Finances Act 2017 by U.S. or foreign authorities could also have a material adverse impact on our reputation, business, financial condition and results of operations.

Existing or new laws and regulations may prohibit, restrict or burden the sale of aftermarket products.

Most states have passed laws that regulate or limit the use of aftermarket products in certain types of repair work. These laws include requirements relating to consumer disclosure, owner’s consent regarding the use of aftermarket products in the repair process, and the requirement to have aftermarket products certified by an independent testing organization. Additional legislation of this kind may be introduced in the future. If additional laws prohibiting or restricting the use of aftermarket products are passed, it could have an adverse impact on our aftermarket products business.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Certain organizations test the quality and safety of vehicle replacement products. If these organizations decide not to test a particular vehicle product, or in the event that such organizations decide that a particular vehicle product does not meet applicable quality or safety standards, we may decide to discontinue sales of such product or insurance companies may decide to discontinue authorization of repairs using such product. Such events could adversely affect our business.

Our information technology systems are decentralized, which may lead to certain security risks and make access to our applications cumbersome.

In general, our information technology (“IT”) systems are decentralized. This decentralization may lead to security risks and makes access to common applications cumbersome. We are in the midst of several large-scale information technology projects, including with respect to Enterprise Resource Planning systems and consolidation of applications and servers. The costs of such projects may exceed the amounts we have budgeted for them, and any material failures in the execution of such projects may hinder our day-to-day operations.

Our business could be materially adversely affected by interruptions to our computer and IT systems.

Most of our business activities rely on the efficient and uninterrupted operation of our computer and IT systems and those of third parties with which we have contracted. In the event that the providers of these systems terminate their relationships with us or if we suffer prolonged outages of these or our own systems for whatever reason, we could suffer disruptions to our operations. In the event that we decide to switch providers or to implement upgrades or replacements to our own systems, we may also suffer disruptions to our business on this basis. We may be unsuccessful in the development, maintenance and upgrading of our own systems, and we may underestimate the costs and expenses of developing and implementing our own systems. Also, our revenue may be hampered during the period of implementing an alternative system, which period could extend longer than we anticipated.

Despite our implementation of security measures, our computer and IT systems are vulnerable to damage, disruptions or shutdowns due to failures during the process of upgrading or replacing software, databases or components; hardware failures; or computer viruses, as well as circumstances beyond our reasonable control, including power outages; acts of malfeasance, unauthorized access (“hacking”), acts of terror, acts of government, natural disasters, civil unrest, and denial of service attacks; any of which may lead to the theft of our intellectual property and trade secrets, the compromising of confidential information, manipulation and destruction of data and production downtimes. This could also impede our ability to record or process orders, manufacture and ship in a timely manner, account for and collect receivables, protect sensitive data of the Company, our customers, our employees, our suppliers and other business partners, comply with our third-party obligations of confidentiality and care, or otherwise carry on business in the normal course. Any failure of these systems or cybersecurity incidents could require significant costly remediation beyond levels covered by insurance and could cause us to lose customers and/or revenue, require us to incur significant expense to remediate, including as a result of legal or regulatory claims or proceedings, or damage our reputation, any of which could have a material adverse effect on our business, financial condition and results of operations. The regulatory environment related to information security and privacy is constantly changing, and compliance with those requirements could result in additional costs.

Our operations are subject to various environmental, health and safety laws and regulations, and we may incur significant costs to comply with these requirements, or be subject to sanctions or held liable for damages resulting from any failure to comply.

Our operations, products and properties are subject to extensive U.S. and foreign, federal, state, local and provincial laws and regulations relating to environmental, health and safety (“EHS”) protection, including laws and regulations governing air emissions, wastewater discharges, waste management and disposal, substances in products, and workplace health and safety, as well as the investigation and clean-up of contaminated sites. EHS

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laws and regulations vary by jurisdiction and have become increasingly stringent over time. Failure to comply with EHS laws and regulations could have significant consequences on our business and operations, including the imposition of substantial fines and sanctions for violations, injunctive relief (including requirements that we limit or cease operations at affected facilities), and negative publicity.

In addition, new EHS laws and regulations applicable to our business or stricter interpretation or enforcement of existing EHS laws and regulations could adversely affect our business, financial condition and results of operations. For example, increasing global efforts to control emissions of carbon dioxide, methane and other greenhouse gases (“GHGs”), have the potential to impact us. Certain countries, states, provinces, regulatory agencies and multinational and international authorities with jurisdiction over our operations have implemented measures, or are in the process of evaluating options, including so-called “cap and trade” systems, to regulate GHG emissions. The nature and extent of these measures varies among jurisdictions where we have operations. GHG regulation could increase the price of the energy and raw materials we purchase or require us to purchase allowances to offset our own emissions. It could also negatively impact the demand for our products. For example, if the U.S. EPA continues to focus on GHG regulation, it could adversely affect our customers in the oil and gas industry, which is a key demand driver of our industrial end markets. In addition, efforts to decrease use of fossil fuels in general may result in decreased oil and gas production and impact demand for our products.

We could also be responsible for the investigation and remediation of environmental contamination and may be subject to associated liabilities and claims for personal injury and property and natural resource damages. We own, lease or operate numerous properties (many of which are sites of long-standing manufacturing operations), have been in business for many years and have acquired and disposed of properties and businesses over that time. Hydrocarbons, chlorinated solvents or other regulated substances or wastes may have been disposed of at or released from properties owned, leased or operated by us or at or from other locations where such substances or wastes were taken for disposal. Such properties may be subject to investigation, clean-up and monitoring requirements. Under some environmental laws, liability for the entire cost of the cleanup of contaminated sites may be imposed jointly and severally upon current or former owners, lessees or operators of a facility, or upon any party who sent waste to a disposal site, regardless of fault or the lawfulness of the activities giving rise to the contamination.

We have incurred, and will continue to incur, both operating and capital costs to comply with EHS laws and regulations, including costs associated with the clean-up and investigation of some of our current and former properties and offsite disposal locations. We are currently performing environmental investigations or remediation at a number of former and current facilities in the United States and Canada. We have incurred and will continue to incur costs to investigate and/or remediate conditions at those sites. We are also incurring costs associated with contamination at a number of offsite waste disposal sites. In the future, we may incur similar liabilities in connection with environmental conditions currently unknown to us relating to our existing, prior, or future sites or operations or those of predecessor companies whose liabilities we may have assumed or acquired. In addition, we are subject to personal injury and/or property damage claims alleging losses arising from hazardous materials associated with our current or former operations, facilities or products. The discovery of previously unknown contamination, the imposition of new clean-up requirements, or new claims for property damage, personal injury or damage to natural resources arising from environmental matters or hazardous materials could result in additional costs or liabilities that could have a negative effect on our business, financial condition and results of operations.

In addition, our products may be subject to EHS regulations in the markets in which we operate; such regulations are becoming increasingly common and stringent. These regulations may restrict or prohibit the types of substances that are used or present in our products, or impose labeling or other requirements. For example, some of our products manufactured or sold in the E.U. may potentially be subject to the E.U.’s Registration, Evaluation, Authorisation, and Restriction of Chemical Substances regulation (“REACH”), which regulates the sale of certain hazardous substances, or the Restriction of Hazardous Substances regulation (“RoHS”), which limits the use of certain hazardous substances in electrical and electronic equipment, or similar requirements in

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and

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other jurisdictions. Any failure by our products to meet such standards could result in significant costs or delays relating to sale of such products, or require product reformulations or removal from those markets as well as the imposition of fines and penalties.

See “—We may be subject to recalls, product liability claims or may incur costs related to product warranties that may materially and adversely affect our business” for additional risks relating to EHS regulations applicable to our products.

Our insurance may not fully cover all future losses we may incur.

Manufacturers of products such as ours are subject to inherent risks. We maintain an amount of insurance protection that we consider adequate, but we cannot provide any assurance that our insurance will be sufficient or provide effective coverage under all circumstances and against all hazards or liabilities to which we may be subject. Specifically, our insurance may not be sufficient to replace facilities or equipment that are damaged in part or in full. Damages or third-party claims for which we are not fully insured could adversely affect our financial condition and results of operation. Further, due to rising insurance costs and changes in the insurance markets, insurance coverage may not continue to be available at all or at rates or on terms similar to those presently available. Additionally, our insurance may subject us to significant deductibles, self-insured retentions, retrospectively rated premiums or similar costs. Any losses not covered by insurance could have a material adverse effect on us. We typically purchase business interruption insurance for our facilities. However, if we have a stoppage, our insurance policies may not cover every contingency and may not be sufficient to cover all of our lost revenues. In the future, we may be unable to purchase sufficient business interruption insurance at desirable costs.

We supply products to industries that are subject to inherent risks, including equipment defects, malfunctions and failures and natural disasters, which could result in unforeseen and damaging events. These risks may expose us, as an equipment operator and supplier, to liability for personal injury, wrongful death, property damage, and pollution and other environmental damage. The insurance we carry against many of these risks may not be adequate to cover our claims or losses. Further, insurance covering the risks we expect to face or in the amounts we desire may not be available in the future or, if available, the premiums may not be commercially justifiable. If we were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if we were to incur liability at a time when we were not able to obtain liability insurance, our business, results of operations, cash flows and financial condition could be negatively impacted. If our clients suffer damages as a result of the occurrence of such events, they may reduce their business with us.

Longer lives of products used in our end markets may adversely affect demand for some of our replacement products.

The average useful life of certain products in our end markets has increased in recent years due to innovations in technologies and manufacturing processes. The longer product lives allow end users to replace parts less often. As a result, a portion of sales in the replacement markets we serve may be displaced. If this trend continues, it could adversely impact our replacement market sales.

The replacement market in emerging markets may develop in a manner that could limit our ability to grow in those markets.

In emerging markets such as China, India, Eastern Europe and Russia, the replacement markets are still nascent as compared to those in more developed nations. In these markets, we have focused on building a first-fit presence in order to establish brand visibility in the end markets we serve. However, as the replacement markets in these regions grow, our products may not be selected as the replacement product, although we are the first-fit provider. If we are not able to convert our first-fit presence in these emerging markets into sales in the replacement end market, there may be a material adverse effect on our replacement end market growth potential in these emerging markets.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We may in the future acquire businesses or assets, which we may not be able to successfully integrate, and we may be unable to recoup our investment in these businesses or assets.

We consider strategic acquisitions of complementary businesses or assets to expand our product portfolio and geographic presence on an ongoing basis, and regularly have discussions concerning potential acquisitions, certain of which may be material and which may be consummated following the completion of this offering. Acquisitions, particularly investments in emerging markets, involve legal, economic and political risks. We also encounter risks in the selection of appropriate investment and disposal targets, execution of the transactions and integration of acquired businesses or assets.

We may not be able to effectively integrate future acquisitions or successfully implement appropriate operational, financial and management systems and controls to achieve the benefits expected to result from these acquisitions. As a result, we may not be able to recoup our investment in those acquisitions or achieve the economic benefits that we anticipate from these acquisitions. Our efforts to integrate these businesses or assets could be affected by a number of factors beyond our control, such as general economic conditions and increased competition. In addition, the process of integrating these businesses or assets could cause the interruption of, or loss of momentum in, the activities of our existing business and the diversion of management’s attention. Furthermore:

•	the key personnel of the acquired company may decide not to work for us;

•	customers of the acquired company may decide not to purchase products from us;

•	suppliers of the acquired company may decide not to sell products to us;

•	the markets may reject the acquired technologies, or they may not integrate with our existing technologies as expected;

•	we may experience business disruptions as a result of information technology systems conversions;

•	we may experience additional financial and accounting challenges and complexities in areas such as tax planning, treasury management, and financial reporting;

•	we may be held liable for environmental, tax or other risks and liabilities as a result of our acquisitions, some of which we may not have discovered during our due diligence;

•	we may intentionally assume the liabilities of the companies we acquire, which could result in material adverse effects on our business;

•	our existing business may be disrupted or receive insufficient management attention;

•	we may not be able to realize the cost savings or other financial benefits we anticipated, either in the amount or in the time frame that we expect; and

•	we may incur debt or issue equity securities to pay for any future acquisition, the issuance of which could involve the imposition of restrictive covenants or be dilutive to our existing shareholders.

These impacts and any delays or difficulties encountered in connection with the integration of these businesses or assets could negatively impact our business and results of operations.

In addition, certain of the businesses that we have acquired and may acquire have unaudited financial statements that have been prepared by the management of such companies and have not been independently reviewed or audited. We cannot assure you that the financial statements of companies we have acquired or will acquire would not be materially different if such statements were audited. Finally, we cannot assure you that we will continue to acquire businesses at valuations consistent with our prior acquisitions or that we will complete future acquisitions at all. We cannot assure you that there will be attractive acquisition opportunities at reasonable prices, that financing will be available or that we can successfully integrate such acquired businesses into our existing operations. In addition, our results of operations from these acquisitions could, in the future,

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result in impairment charges for any of our intangible assets, including goodwill, or other long-lived assets, particularly if economic conditions worsen unexpectedly. These changes could materially negatively affect our business, results of operations or financial condition.

If we lose our senior management or key personnel, our business may be materially and adversely affected.

The success of our business is largely dependent on our senior management team, as well as on our ability to attract and retain other qualified key personnel. In addition, there is significant demand in our industry for skilled workers. It cannot be assured that we will be able to retain all of our current senior management personnel and attract and retain other necessary personnel, including skilled workers, necessary for the development of our business. The loss of the services of senior management and other key personnel or the failure to attract additional personnel as required could have a material adverse effect on our business, financial condition and results of operations.

Our business depends on our strong brand, and if we are not able to maintain and enhance our brand we may be unable to sell our products.

Our brand has worldwide recognition and our success depends on our ability to maintain and enhance our brand image and reputation. In particular, we believe that maintaining and enhancing the Gates brand is critical to maintaining and expanding our customer base. Maintaining, promoting and enhancing our brand may require us to make substantial investments in areas such as product innovation, product quality, intellectual property protection, marketing and employee training, and these investments may not have the desired impact on our brand image and reputation. Our business could be adversely impacted if we fail to achieve any of these objectives or if the reputation or image of our brand is tarnished or receives negative publicity. In addition, adverse publicity about regulatory or legal action against us could damage our reputation and brand image and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. If we are unable to maintain or enhance the image of our brand, it could materially adversely affect our business, financial condition and results of operations.

We may be materially adversely impacted by work stoppages and other labor matters.

As of December 31, 2016, we had approximately 13,500 employees worldwide. Certain of our employees are represented by various unions under collective bargaining agreements. While we have no reason to believe that we will be impacted by work stoppages and other labor matters, we cannot assure you that future issues with our labor unions will be resolved favorably or that we will not encounter future strikes, work stoppages, or other types of conflicts with labor unions or our employees. Increased unionization of our workforce, new labor legislation or changes in regulations could disrupt our operations, reduce our profitability or interfere with the ability of our management to focus on executing our business strategies. Any of these factors may have a materially adverse effect on us or may limit our flexibility in dealing with our workforce. In addition, many of our customers have unionized workforces. If one or more of our customers experience a material work stoppage, it could similarly have a material adverse effect on our business, results of operations and financial condition.

We have investments in joint ventures, which limits our ability to manage third-party risks associated with these projects.

We have investments in joint ventures which may involve risks such as the possibility that a co-venturer in an investment might become bankrupt, be unable to meet its capital contribution obligations, have economic or business interests or goals that are inconsistent with our business interests or goals or take actions that are contrary to our instructions or to applicable laws and regulations. Actions by a co-venturer or other third party could expose us to claims for damages, financial penalties and reputational harm, any of which could adversely affect our business and operations. In addition, we may agree to guarantee indebtedness incurred by a joint venture or co-venturer or provide standard indemnifications to lenders for loss liability or damage occurring as a

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and

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result of our actions or actions of the joint venture or other co-venturers. Such a guarantee or indemnity may be on a joint and several basis with a co-venturer, in which case we may be liable in the event that our co-venturer defaults on its guarantee obligation. The non-performance of a co-venturer’s obligations may cause losses to us in excess of the capital we have invested or committed.

Preparing our financial statements requires us to have access to information regarding the results of operations, financial position and cash flows of our joint ventures. Any deficiencies in our joint ventures’ internal controls over financial reporting may affect our ability to report our financial results accurately or prevent or detect fraud. Such deficiencies also could result in restatements of, or other adjustments to, our previously reported or announced operating results, which could diminish investor confidence and reduce the market price for our ordinary shares. Additionally, if our joint ventures are unable to provide this information for any meaningful period or fail to meet expected deadlines, we may be unable to satisfy our financial reporting obligations or timely file our periodic reports.

Although our joint ventures may generate positive cash flow, in some cases they may be unable to distribute that cash to the joint venture partners. Additionally, in some cases our joint venture partners may control distributions and may choose to leave capital in the joint venture rather than distribute it. Because our ability to generate liquidity from our joint ventures depends in part on their ability to distribute capital to us, our failure to receive distributions from our joint venture partners could reduce our cash flow return on these investments.

We are subject to liabilities with respect to businesses that we have divested in the past.

In recent years, we have divested a number of businesses. With respect to some of these former businesses, we have contractually agreed to indemnify the buyer against liabilities arising prior to the divestiture, including lawsuits, tax liabilities, product liability claims or environmental matters. Even without ongoing contractual indemnification obligations, we could be exposed to liabilities arising out of such divestitures. As a result of these types of arrangements, conditions outside our control could materially adversely affect our future financial results.

Terrorist acts, conflicts and wars may materially adversely affect our business, financial condition and results of operations.

As we have a large international footprint, we are subject to increased risk of damage or disruption to us, our employees, facilities, partners, suppliers, distributors, resellers or customers due to terrorist acts, conflicts and wars, wherever located around the world. The potential for future attacks, the national and international responses to attacks or perceived threats to national security, and other actual or potential conflicts or wars have created many economic and political uncertainties. Although it is impossible to predict the occurrences or consequences of any such events, they could result in a decrease in demand for our products, make it difficult or impossible to deliver products to our customers or to receive raw materials from our suppliers, create delays and inefficiencies in our supply chain and result in the need to impose employee travel restrictions, and thereby materially adversely affect our business, financial condition, results of operations and cash flows.

If we suffer loss to our facilities, supply chains, distribution systems or information technology systems due to catastrophe or other events, it may have a material adverse effect on our business, financial condition and results of operations.

Our facilities, supply chains, distribution systems and information technology systems are subject to catastrophic loss due to fire, flood, earthquake, hurricane, public health crisis, or other natural or man-made disasters. If any of these facilities, supply chains or systems were to experience a catastrophic loss, it could disrupt our operations, delay production and shipments, result in defective products or services, damage customer relationships and our reputation and result in legal exposure and large repair or replacement expenses. The third-party insurance coverage that we maintain will vary from time to time in both type and amount depending on

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and

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cost, availability and our decisions regarding risk retention, and may be unavailable or insufficient to protect us against losses.

Certain of our defined benefit pension plans are underfunded, and additional cash contributions we may be required to make will reduce the cash available for our business, such as the payment of our interest expense.

Certain of our employees in the United States, the United Kingdom, Canada, Mexico, Germany and Japan are participants in defined benefit pension plans which we sponsor and/or have obligations to contribute to. As of December 31, 2016, the unfunded amount of our defined benefit pension plans on a worldwide basis was approximately $61.7 million on an FASB ASC Topic 715 “Compensation—Retirement Benefits” basis. The amount of our contributions to our underfunded plans will depend upon asset returns, funding assumptions, regulatory requirements and a number of other factors and, as a result, the amount we may be required to contribute to such plans in the future may vary. Such cash contributions to the plans will reduce the cash available for our business such as the payment of interest expense on our notes or our other indebtedness.

The loss or financial instability of any significant customer or customers could adversely affect our business, financial condition, results of operations or cash flows.

A substantial part of our business is concentrated with a few customers, and we have certain customers that are significant to our business. During Fiscal 2016, our top ten customers accounted for approximately 25% of our consolidated net sales, and our largest customer accounted for approximately 9% of our consolidated net sales. The loss of one or more of these customers or other major customers, or a deterioration in our relationship with any of them could have a material adverse effect on our business, financial condition, results of operations or cash flows.

Our contracted backlog is comprised of future orders for our products from a broad number of customers. Defaults by any of the customers that have placed significant orders with us could have a significant adverse effect on our net sales, profitability and cash flow. Our customers may in the future default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons deriving from the general economic environment or circumstances affecting those customers in particular. If a customer defaults on its obligations to us, it could have a material adverse effect on our backlog, business, financial condition, results of operations or cash flows.

Changes in our effective tax rate could adversely impact our net income.

We are subject to income taxes in various jurisdictions in which we operate. As a result of Gates Industrial Corporation plc being U.K. tax resident, the Company will be within the scope of U.K. corporation tax including the controlled foreign company regime. We consider that the non U.K. entities held directly or indirectly by the Company would not give rise to a material charge under the U.K. controlled foreign companies rules. However, changes to, or adverse interpretations of, these rules, or changes in the future activities of the group, may alter this position and could impact the group’s effective tax rate. Our tax liabilities are dependent upon the location of earnings among these different jurisdictions. Our provision for income taxes and cash tax liability could be adversely affected by numerous factors, including income before taxes being lower than anticipated in countries with lower statutory tax rates and higher than anticipated in countries with higher statutory tax rates, changes in the valuation of deferred tax assets and liabilities, and changes in tax laws and regulations. We are also subject to examination by taxing authorities of our income tax returns for tax years 2012 to 2016 in the United States and for tax years 2007 to 2016 in other major foreign jurisdictions. The results of audits, examinations and other contests related to previously filed tax returns and continuing assessments of our tax exposures may have an adverse effect on our provision for income taxes and cash tax liability. Additionally, tax rates, tax laws or their implementation, and applicable tax authority practices in any particular jurisdiction could change in the future, possibly on a retroactive basis, and any such change could have a material adverse effect on the business, financial condition, results of operation and prospects of the Company.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We are subject to changes in legislative, regulatory and legal developments involving taxes and the interpretation of those laws is subject to challenge by the relevant governmental authorities.

We are subject to U.S. federal and state, and other countries’ and jurisdictions’, income, payroll, property, sales and use, fuel, and other types of taxes. These laws and regulations are inherently complex and the Company and its subsidiaries will be obliged to make judgments and interpretations about the application of these laws and regulations to the Company and its subsidiaries and their operations and businesses. The interpretation and application of these laws and regulations could be challenged by the relevant governmental authorities, which could result in administrative or judicial procedures, actions or sanctions, the ultimate outcome of which could have a material adverse effect on the business, financial condition, results of operation and prospects of the Company.

Changes in tax rates, enactment of new tax laws, revisions of tax regulations, and claims or litigation with taxing authorities may require significant judgment in determining the appropriate provision and related accruals for these taxes; and as a result, such changes could result in substantially higher taxes and, therefore, could have a significant adverse effect on our results of operations, financial conditions and liquidity. In this regard, the U.S., the E.U. and member states along with numerous other countries are currently engaged in establishing fundamental changes to tax laws affecting the taxation of multinational corporations including pursuant to the Organisation for Economic Co-operation and Development’s Base Erosion and Profit Shifting project. The U.K. has already enacted significant measures in this regard. Further, the United Kingdom’s decision to leave the E.U. may result in changes to the interpretation and application of tax laws and regulations including changes to the interpretations of double tax treaties which could lead to significant changes in the U.K. tax burden of the Company. In addition, it may become more difficult for cash to be repatriated to U.K. companies without the application of withholding tax and the tax treatment of the interest on any intra-group loans may be impacted by these changes, both resulting in significant changes to the tax burden of the Company. Any such developments in the U.S. or in other countries could materially affect our tax burden and/or have a negative impact on our ability to compete in the global marketplace.

We intend to operate so as to be treated exclusively as a resident of the U.K. for tax purposes, but the relevant tax authorities may treat us as also being a resident of another jurisdiction for tax purposes.

We are a company incorporated in the U.K. Current U.K. tax law provides that we will be regarded as being U.K. resident for tax purposes from incorporation and shall remain so unless (i) we were concurrently resident of another jurisdiction (applying the tax residence rules of that jurisdiction) that has a double tax treaty with the U.K. and (ii) there is a tiebreaker provision in that tax treaty which allocates exclusive residence to that other jurisdiction.

Based upon our anticipated management and organizational structure, we believe that we should be regarded solely as resident in the U.K. from our incorporation for tax purposes. However, because this analysis is highly factual and may depend on future changes in our management and organizational structure, there can be no assurance regarding the final determination of our tax residence. Should we be treated as resident in a country or jurisdiction other than the U.K., we could be subject to taxation in that country or jurisdiction on our worldwide income and may be required to comply with a number of material and formal tax obligations, including withholding tax and/or reporting obligations provided under the relevant tax law, which could result in additional costs and expenses.

We may not qualify for benefits under the tax treaties entered into between the United Kingdom and other countries.

We intend to operate in a manner such that when relevant, we are eligible for benefits under the tax treaties entered into between the U.K. and other countries. However, our ability to qualify and continue to qualify for such benefits will depend upon the requirements contained within each treaty and the applicable domestic laws, as the case may be, on the facts and circumstances surrounding our operations and management, and on the relevant interpretation of the tax authorities and courts.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our failure to qualify for benefits under the tax treaties entered into between the U.K. and other countries could result in adverse tax consequences to us and could result in certain tax consequences of owning or disposing of our ordinary shares differing from those discussed in this prospectus.

The value of our deferred tax assets could become impaired, which could materially and adversely affect our results of operations and financial condition.

In accordance with FASB ASC Topic 740 “Income Taxes,” each quarter we determine the probability of the realization of deferred tax assets, using significant judgments and estimates with respect to, among other things, historical operating results, expectations of future earnings and tax planning strategies. This topic requires that the tax effects of a position be recognized only if it is “more-likely-than-not” to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold represents a positive assertion by management that a company is entitled to the economic benefits of a tax position. If a tax position is not considered more-likely-than-not to be sustained based solely on its technical merits, no benefits of the position are to be recognized. Moreover, the more-likely-than-not threshold must continue to be met in each reporting period to support continued recognition of a benefit. If we determine in the future that there is not sufficient positive evidence to support the valuation of these assets, due to the risk factors described herein or other factors, we may be required to adjust the valuation allowance to reduce our deferred tax assets. Such a reduction could result in material non-cash expenses in the period in which the valuation allowance is adjusted and could have a material adverse effect on our results of operations and financial condition. In addition, future changes in laws or regulations could have a material impact on the company’s overall tax position.

Our overall effective tax rate is equal to our total tax expense as a percentage of our total earnings before tax. However, tax expenses and benefits are determined separately for each tax paying component (an individual entity) or group of entities that is consolidated for tax purposes in each jurisdiction. Losses in certain jurisdictions which have valuation allowances against their deferred tax assets provide no current financial statement tax benefit. As a result, changes in the mix of projected earnings between jurisdictions, among other factors, could have a significant impact on our overall effective tax rate.

Restriction on use of tax attributes may result from an “ownership change” under applicable tax law.

Section 382 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), limits the ability of a corporation that undergoes an “ownership change” to use its tax attributes, such as net operating losses and tax credits. In general, an “ownership change” occurs if shareholders owning 5% or more (applying certain look-through rules) of an issuer’s outstanding ordinary shares, collectively, increase their ownership percentage by more than 50 percentage points within any three-year period over such shareholders’ lowest percentage ownership during this period. If we were to issue new ordinary shares, such new shares could contribute to such an “ownership change” under U.S. tax law. Moreover, not every event that could contribute to such an “ownership change” is within our control. If an “ownership change” under Section 382 were to occur, our ability to utilize tax attributes in the future may be limited.

Risks Related to Our Indebtedness

Our substantial leverage could adversely affect our financial condition, our ability to raise additional capital to fund our operations, our ability to operate our business, our ability to react to changes in the economy or our industry or our ability to pay our debts, and could divert our cash flow from operations to debt payments.

We are highly leveraged. As of September 30, 2017, the total principal amount of our debt was approximately $4.0 billion (equivalent). Subject to the limits contained in the credit agreements that govern our senior secured credit facilities, the indenture that governs our notes and the applicable agreements governing our other debt instruments, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If we do so, the risks related to

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

our high level of debt could increase. Specifically, our high level of debt could have important consequences, including the following:

•	making it more difficult for us to satisfy our obligations with respect to our debt;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	exposing us to the risk of increased interest rates as certain of our borrowings are at variable rates of interest;

•	limiting our flexibility in planning for and reacting to changes in the industry in which we compete;

•	placing us at a disadvantage compared to other, less leveraged competitors; and

•	increasing our cost of borrowing.

We are a holding company, and our consolidated assets are owned by, and our business is conducted through, our subsidiaries. Revenue from these subsidiaries is our primary source of funds for debt payments and operating expenses. If our subsidiaries are restricted from making distributions, our ability to meet our debt service obligations or otherwise fund our operations may be impaired. Moreover, there may be restrictions on payments by subsidiaries to their parent companies under applicable laws, including laws that require companies to maintain minimum amounts of capital and to make payments to shareholders only from profits. As a result, although a subsidiary of ours may have cash, we may not be able to obtain that cash to satisfy our obligation to service our outstanding debt or fund our operations.

Despite our current level of indebtedness, we may be able to incur substantially more debt and enter into other transactions which could further exacerbate the risks to our financial condition described above.

We may be able to incur significant additional indebtedness in the future. Although certain of the agreements governing our existing indebtedness contain restrictions on the incurrence of additional indebtedness and entering into certain types of other transactions, these restrictions are subject to a number of qualifications and exceptions. Additional indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also do not prevent us from incurring obligations, such as trade payables, that do not constitute indebtedness as defined under our debt instruments. To the extent new debt is added to our current debt levels, the substantial leverage risks described in the immediately preceding risk factor would increase.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.

Interest rates may increase in the future. As a result, interest rates on our revolving credit facility or other variable rate debt offerings could be higher or lower than current levels. As of September 30, 2017, after taking into account our interest rate derivatives, approximately $1,305.7 million (equivalent), or 32.9%, of our outstanding debt had variable interest rates. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Certain of our debt agreements impose significant operating and financial restrictions on us and our subsidiaries, which could prevent us from capitalizing on business opportunities.

The credit agreements that govern our senior secured term loan facilities and the indenture that governs our notes impose significant operating and financial restrictions on our subsidiaries. These restrictions limit the ability of certain of our subsidiaries to, among other things:

•	incur or guarantee additional debt or issue disqualified stock or preferred stock;

•	pay dividends and make other distributions on, or redeem or repurchase, capital stock;

•	make certain investments;

•	incur certain liens;

•	enter into transactions with affiliates;

•	merge or consolidate;

•	enter into agreements that restrict the ability of restricted subsidiaries to make dividends or other payments;

•	designate restricted subsidiaries as unrestricted subsidiaries; and

•	transfer or sell assets.

As a result of these restrictions, we are limited as to how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities. The terms of any future indebtedness we may incur could include similar or more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders or amend the covenants.

Our failure to comply with the restrictive covenants described above as well as other terms of our other indebtedness or the terms of any future indebtedness from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their due date. If we are forced to refinance these borrowings on less favorable terms or are unable to refinance these borrowings, our results of operations and financial condition could be adversely affected.

Our failure to comply with the agreements relating to our outstanding indebtedness, including as a result of events beyond our control, could result in an event of default that could materially and adversely affect our results of operations and our financial condition.

If there were an event of default under any of the agreements relating to our outstanding indebtedness, the holders of the defaulted debt could cause all amounts outstanding with respect to that debt to be due and payable immediately. We cannot assure you that our assets or cash flows would be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. Further, if we are unable to repay, refinance or restructure our indebtedness under our secured debt, the holders of such debt could proceed against the collateral securing that indebtedness. In addition, any event of default or declaration of acceleration under one debt instrument could also result in an event of default under one or more of our other debt instruments.

Repayment of our debt is dependent on cash flow generated by our subsidiaries, which may be subject to limitations beyond our control.

Our subsidiaries own all of our assets and conduct all of our operations. Accordingly, repayment of our indebtedness is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to Gates Global LLC, by dividend, debt repayment or otherwise.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Unless they are obligors of our indebtedness, our subsidiaries do not have any obligation to pay amounts due on such indebtedness or to make funds available to the notes issuers for that purpose. Our non-guarantor subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the notes. Each non-guarantor subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our non-guarantor subsidiaries. While limitations on our subsidiaries restrict their ability to pay dividends or make other intercompany payments to Gates Global LLC, these limitations are subject to certain qualifications and exceptions.

In the event that Gates Global LLC is unable to receive distributions from subsidiaries, it may be unable to make required principal and interest payments on our indebtedness.

Risks Related to this Offering and Ownership of our Ordinary Shares

Our Sponsor and its affiliates control us and their interests may conflict with ours or yours in the future.

Immediately following this offering, our Sponsor and its affiliates will beneficially own approximately             % of our ordinary shares (or             % if the underwriters exercise their over-allotment option in full). Moreover, under our articles of association (the “Articles”) and the shareholders agreement with our Sponsor that will be in effect by the completion of this offering, for so long as our Sponsor and its affiliates retain significant ownership of us, we will agree to nominate to our board individuals designated by such Sponsor. Even when our Sponsor and its affiliates cease to own ordinary shares representing a majority of the total voting power, for so long as our Sponsor continues to own a significant percentage of our ordinary shares, such Sponsor will still be able to significantly influence the composition of our board of directors and the approval of actions requiring shareholder approval through their voting power. Accordingly, for such period of time, our Sponsor will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, for so long as our Sponsor continues to own a significant percentage of our ordinary shares, such Sponsor will be able to cause or prevent a change of control of our company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of our company. The concentration of ownership could deprive you of an opportunity to receive a premium for your ordinary shares as part of a sale of our company and ultimately might affect the market price of our ordinary shares.

Our Sponsor and its affiliates engage in a broad spectrum of activities. In the ordinary course of their business activities, our Sponsor and its affiliates may engage in activities where their interests conflict with our interests or those of our shareholders. Our shareholders’ agreement will provide that none of our Sponsor, any of its affiliates or any director who is not employed by us or his or her affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Our Sponsor also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, our Sponsor may have an interest in our pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to us and our shareholders.

Upon the listing of our ordinary shares on the             , we will be a “controlled company” within the meaning of the rules of the              and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of companies that are subject to such requirements.

After completion of this offering, our Sponsor will continue to control a majority of the combined voting power of all classes of our shares entitled to vote generally in the election of directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the             . Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies, within one year of the date of the listing of their ordinary shares:

•	are not required to have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•	are not required to have a compensation committee that is composed entirely of independent directors; and

•	are not required to have a nominating and corporate governance committee that is composed entirely of independent directors.

Following this offering, we intend to utilize these exemptions. As a result, we do not expect a majority of the directors on our board will be independent upon the closing of this offering. In addition, we do not expect that any of the committees of the board will consist entirely of independent directors upon the closing of this offering. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the             .

We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also will incur costs associated with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and related rules implemented by the Securities and Exchange Commission (the “SEC”) and the             . The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our ordinary shares, fines, sanctions and other regulatory action and potentially civil litigation.

Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and market price of the ordinary shares.

Our internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act that eventually we will be required to meet. Because currently we do not have comprehensive documentation of our internal controls and have not yet tested our internal controls in accordance with Section 404, we cannot conclude in accordance with Section 404 that we do not have a material weakness in our internal controls or a combination of significant deficiencies that could result in the conclusion that we have a material weakness in our internal controls. Beginning with our second annual report on Form 10-K, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting on an annual basis. If we are not able to complete our initial assessment of our internal controls and otherwise implement the requirements of Section 404 in a timely manner or with adequate compliance, our independent registered public accounting firm may not be able to certify as to the adequacy of our internal controls over financial reporting.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Matters impacting our internal controls may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, which may result in a breach of the covenants under our financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the market price of our ordinary shares.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our ordinary shares, our share price and trading volume could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrade our ordinary shares or publishes inaccurate or unfavorable research about our business, our ordinary share price may decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our ordinary share price or trading volume to decline and our ordinary shares to be less liquid.

There may not be an active trading market for our ordinary shares, which may cause our ordinary shares to trade at a discount from their initial offering price and make it difficult to sell the ordinary shares you purchase.

Prior to this offering, there has not been a public trading market for our ordinary shares. It is possible that after this offering an active trading market will not develop or continue or, if developed, that any market will be sustained which would make it difficult for you to sell your ordinary shares at an attractive price or at all. The initial public offering price per ordinary share will be determined by agreement between us and the representatives of the underwriters, and may not be indicative of the price at which the ordinary shares will trade in the public market after this offering.

The market price of our ordinary shares may be volatile, which could cause the value of your investment to decline.

Even if a trading market develops, the market price of our ordinary shares may be highly volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our ordinary shares regardless of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including variations in our quarterly operating results or dividends, if any, to shareholders, additions or departures of key management personnel, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, adverse market reaction to any indebtedness we may incur or securities we may issue in the future, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, adverse publicity about the industries we participate in or individual scandals, and in response the market price of our ordinary shares could decrease significantly. You may be unable to resell your ordinary shares at or above the initial public offering price.

Stock markets and the price of our ordinary shares may experience extreme price and volume fluctuations. In the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Because we have no current plans to pay dividends on our ordinary shares, you may not receive any return on your investment unless you sell your ordinary shares for a price greater than that which you paid for them.

We have no current plans to pay dividends on our ordinary shares. The declaration, amount and payment of any future dividends on our ordinary shares will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our shareholders or by our subsidiaries to us and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends is limited by our senior secured credit facilities and notes and may be limited by covenants of other indebtedness we or our subsidiaries incur in the future. As a result, you may not receive any return on an investment in our ordinary shares unless you sell your ordinary shares for a price greater than that which you paid for them.

English law will require that we meet certain additional financial requirements before we declare dividends and repurchase shares.

Under English law, with limited exceptions, Gates Industrial Corporation plc will only be able to declare dividends, make distributions or repurchase shares out of “distributable reserves” on Gates Industrial Corporation plc’s stand-alone balance sheet, without regard to our consolidated financial statements. Distributable reserves are a company’s accumulated, realized profits, to the extent not previously utilized by distribution or capitalization, less its accumulated, realized losses, to the extent not previously written off in a reduction or reorganization of capital duly made.

Immediately following completion of this offering, Gates Industrial Corporation plc will not have distributable reserves. At some point following completion of the offering, we intend to seek the approval of a capital reduction by the English court to create distributable reserves that could be used for future dividend payments or to effect share repurchases. If that approval is not received, Gates Industrial Corporation plc will not have sufficient distributable reserves to declare and pay dividends for the foreseeable future and Gates Industrial Corporation plc would be required to undertake other efforts to allow it to declare dividends or repurchase shares following the offering. These efforts may include certain intra-group reorganizations which are established alternatives for the creation of distributable reserves in a U.K. public limited company.

Investors in this offering will suffer immediate and substantial dilution.

The initial public offering price per ordinary share will be substantially higher than our net tangible book deficit per ordinary shares immediately prior to the offering. Consequently, if you purchase ordinary shares in this offering at an assumed public offering price of $         per ordinary share, which is the midpoint of the range on the front cover of this prospectus, you will incur immediate and substantial dilution in an amount of $         per ordinary share.

You may be diluted by the future issuance of additional ordinary shares in connection with our incentive plans, acquisitions or otherwise.

Prior to the completion of this offering, a resolution will be adopted by our shareholders to authorize our board of directors to allot our ordinary shares and to grant rights to subscribe for or convert any security into such shares for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. Additionally, we have reserved              ordinary shares for issuance under our Omnibus Incentive Plan. See “Executive and Director Compensation—Equity Incentive Plans—Gates Industrial Corporation plc 2017 Omnibus Incentive Plan.” Any ordinary shares that we issue, including under our Omnibus Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase ordinary shares in this offering.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

If we or our pre-IPO owners sell additional ordinary shares after this offering, the market price of our ordinary shares could decline.

The sale of substantial amounts of our ordinary shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of our ordinary shares. These sales, or the possibility that these sales may occur, also might make it more difficult for you to sell your ordinary shares at a time and at a price that you deem appropriate, if at all. Upon completion of this offering, we will have a total of              ordinary shares outstanding (or              outstanding ordinary shares if the underwriters exercise their over-allotment option in full). Of the outstanding ordinary shares, only ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”), except that any ordinary shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”

The remaining outstanding              ordinary shares held by our pre-IPO owners and management after this offering will be subject to certain restrictions on resale. We, our officers, directors and certain holders of our outstanding ordinary shares immediately prior to this offering, including our Sponsors, that collectively will own              ordinary shares following this offering, will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the ordinary shares held by them for 180 days following the date of this prospectus. The underwriters may, in their sole discretion, release all or any portion of the ordinary shares subject to lock-up agreements. See “Underwriting” for a description of these lock-up agreements. See “Principal Shareholders” and “Shares Eligible for Future Sale—Lock-Up Agreements.”

Upon the expiration of the lock-up agreements described above, all of such ordinary shares will be eligible for resale in the public market, subject, in the case of ordinary shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that our Sponsor will continue to be considered an affiliate following the expiration of the lock-up period based on its expected share ownership and its board nomination rights. Certain other of our shareholders may also be considered affiliates at that time. However, commencing 180 days following this offering, the holders of these ordinary shares will have the right, subject to certain exceptions and conditions, to require us to register their ordinary shares under the Securities Act, and they will have the right to participate in future registrations of securities by us. Registration of any of these outstanding ordinary shares would result in such securities becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”

We intend to file one or more registration statements on Form S-8 under the Securities Act to register ordinary shares or securities convertible into or exchangeable for ordinary shares issued pursuant to the 2014 Incentive Plan, the 2015 Non-Employee Director Incentive Plan or the Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, ordinary shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover              ordinary shares.

As restrictions on resale end, the market price of our ordinary shares could drop significantly if the holders of these restricted ordinary shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our ordinary shares or other securities or to use our ordinary shares as consideration for acquisitions of other businesses, investments or other corporate purposes.

U.S. investors may have difficulty enforcing civil liabilities against our company, our directors or members of senior management and the experts named in this prospectus.

There is doubt as to whether English courts would enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in the United Kingdom will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law. The rights of holders of ordinary shares are governed by English law, including the provisions of the Companies Act 2006 (the “Companies Act”), and by our Articles. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations. See “Description of Share Capital–Differences in Corporate Law” for a description of certain differences between the provisions of the Companies Act applicable to us and, for example, the Delaware General Corporation Law relating to shareholders’ rights and protections.

The U.K. City Code on Takeovers and Mergers (the “Takeover Code”) applies, among other things, to an offer for a public company whose registered office is in the United Kingdom (or the Channel Islands or the Isle of Man) and whose securities are not admitted to trading on a regulated market in the United Kingdom (or the Channel Islands or the Isle of Man) if the company is considered by the Panel on Takeovers and Mergers (the “Takeover Panel”) to have its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man). This is known as the “residency test”. Under the Takeover Code, the Takeover Panel will determine whether we have our place of central management and control in the United Kingdom by looking at various factors, including the structure of our board of directors, the functions of the directors and where they are resident.

If at the time of a takeover offer the Takeover Panel determines that we have our place of central management and control in the United Kingdom, we would be subject to a number of rules and restrictions, including but not limited to the following: (i) our ability to enter into deal protection arrangements with a bidder would be extremely limited; (ii) we might not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) we would be obliged to provide equality of information to all bona fide competing bidders.

Following the completion of this offering, our Sponsor will have an interest in over 50% of our voting share capital, and therefore, if the Takeover Panel were to determine that we were subject to the Takeover Code, our Sponsor would be able to increase its aggregate holding in us without triggering the requirement under Rule 9 of the Takeover Code to make a cash offer for the outstanding shares in the Issuer.

The Takeover Panel has confirmed to our representatives that, on the basis of our planned board of directors, it does not consider the Takeover Code to apply to the Company, although that position is subject to change if our place of central management and control is subsequently found to move to the U.K.

Any shareholder whose principal currency is not the U.S. dollar will be subject to exchange rate fluctuations.

Our ordinary shares will be traded in, and any cash dividends or other distributions to be declared in respect of them, if any, will be denominated in, U.S. dollars. Shareholders whose principal currency is not the U.S. dollar will be exposed to foreign currency exchange rate risk. Any depreciation of the U.S. dollar in relation to such foreign currency would reduce the value of our ordinary shares held by such shareholders, whereas any

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

appreciation of the U.S. dollar would increase their value in foreign currency terms. In addition, we will not offer our shareholders the option to elect to receive dividends, if any, in any other currency. Consequently, our shareholders may be required to arrange their own foreign currency exchange, either through a brokerage house or otherwise, which could incur additional commissions or expenses.

Transfers of our shares outside DTC may be subject to stamp duty or stamp duty reserve tax in the U.K., which would increase the cost of dealing in our shares.

On completion of this offering, as noted below, it is anticipated that the new ordinary shares will be issued to a nominee for The Depository Trust Company (“DTC”) and corresponding book-entry interests credited in the facilities of DTC. On the basis of current law, no charges to U.K. stamp duty or stamp duty reserve tax (“SDRT”) are expected to arise on the issue of the ordinary shares into DTC’s facilities or on transfers of book-entry interests in ordinary shares within DTC’s facilities and you are strongly encouraged to hold your ordinary shares in book-entry form through the facilities of DTC.

A transfer of title in the ordinary shares from within the DTC system to a purchaser out of DTC and any subsequent transfers that occur entirely outside the DTC system, will attract a charge to stamp duty at a rate of 0.5% of any consideration, which is payable by the transferee of the ordinary shares. Any such duty must be paid (and the relevant transfer document, if any, stamped by HM Revenue & Customs (“HMRC”)) before the transfer can be registered in our company books. However, if those ordinary shares are redeposited into DTC, the redeposit will attract stamp duty or SDRT at the rate of 1.5% to be paid by the transferor.

In connection with the completion of this offering, we expect to put in place arrangements to require that our ordinary shares held in certificated form cannot be transferred into the DTC system until the transferor of the ordinary shares has first delivered the ordinary shares to a depositary specified by us so that stamp duty (and/or SDRT) may be collected in connection with the initial delivery to the depositary. Any such ordinary shares will be evidenced by a receipt issued by the depositary. Before the transfer can be registered in our books, the transferor will also be required to put funds in the depositary to settle the resultant liability to stamp duty (and/or SDRT), which will be charged at a rate of 1.5% of the value of the shares.

For further information about the U.K. stamp duty and SDRT implications of holding ordinary shares, please see the section entitled “Taxation—Material U.K. Tax Considerations” of this prospectus.

If our ordinary shares are not eligible for deposit and clearing within the facilities of DTC, then transactions in our securities may be disrupted.

The facilities of DTC are a widely-used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many large banks and brokerage firms. We expect that our ordinary shares will be eligible for deposit and clearing within the DTC system. We expect to enter into arrangements with DTC whereby we will agree to indemnify DTC for any SDRT that may be assessed upon it as a result of its service as a depository and clearing agency for our ordinary shares. We expect these actions, among others, will result in DTC agreeing to accept the ordinary shares for deposit and clearing within its facilities.

DTC is not obligated to accept the ordinary shares for deposit and clearing within its facilities in connection with this offering and, even if DTC does initially accept the ordinary shares, it will generally have discretion to cease to act as a depository and clearing agency for the ordinary shares including to the extent that any changes in U.K. law (including changes as a result of the U.K.’s decision to leave the E.U., which could affect the stamp duty or SDRT position as further discussed in the section entitled “Taxation—Material U.K. Tax Considerations” of this prospectus) changes the stamp duty or SDRT position in relation to the ordinary shares. While we would pursue alternative arrangements to preserve our listing and maintain trading, any such disruption could have a material adverse effect on the market price of our ordinary shares.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current views with respect to, among other things, our operations and financial performance. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors include but are not limited to those described under “Risk Factors.” These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MARKET AND INDUSTRY DATA

This prospectus includes market and industry data and forecasts that we have derived from independent consultant reports, publicly available information, various industry publications, other published industry sources and our internal data and estimates. Independent consultant reports, industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable.

Although we believe that these third-party sources are reliable, we do not guarantee the accuracy or completeness of this information, and neither we nor the underwriters have independently verified this information. Some market data and statistical information are also based on our good faith estimates, which are derived from management’s knowledge of our industry and such independent sources referred to above. Certain market, ranking and industry data included elsewhere in this prospectus, including the size of certain markets and our size or position and the positions of our competitors within these markets, including our services relative to our competitors, are based on estimates of our management. These estimates have been derived from our management’s knowledge and experience in the markets in which we operate, as well as information obtained from surveys, reports by market research firms, our customers, distributors, suppliers, trade and business organizations and other contacts in the markets in which we operate and have not been verified by independent sources. Unless otherwise noted, all of our market share and market position information presented in this prospectus is an approximation. Our market share and market position in each of our businesses, unless otherwise noted, is based on our sales relative to the estimated sales in the markets we served. References herein to our being a leader in a market or product category refer to our belief that we have a leading market share position in each specified market, unless the context otherwise requires. As there are no publicly available sources supporting this belief, it is based solely on our internal analysis of our sales as compared to our estimates of sales of our competitors. In addition, the discussion herein regarding our various end markets is based on how we define the end markets for our products, which products may be either part of larger overall end markets or end markets that include other types of products and services.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

TRADEMARKS, SERVICE MARKS AND TRADE NAMES

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. In addition, our names, logos and website domain names and addresses are our service marks or trademarks. We do not intend our use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies. The trademarks we own or have the right to use include, among others, Gates. We also own or have the rights to copyrights that protect the content of our literature, be it in print or electronic form.

Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, service marks and trade names. All trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

USE OF PROCEEDS

We estimate that the net proceeds that we will receive from this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions, will be approximately $         million (or $         million if the underwriters exercise in full their over-allotment option to purchase additional ordinary shares). A $1.00 increase or decrease in the assumed initial public offering price of $         per share would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $         million, assuming the number of ordinary shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting the estimated underwriting discounts and commissions.

We intend to use the net proceeds from this offering (i) to redeem all €235.0 million ($276.5 million equivalent as of September 30, 2017) principal amount of euro notes, (ii) to redeem approximately $         million principal amount of dollar notes, (iii) to redeem our £50,000 redeemable preferred share issued in connection with the pre-IPO reorganization transactions and (iv) the remainder, if any, for general corporate purposes, which may include the repayment of other outstanding indebtedness. As of September 30, 2017, €235.0 million ($276.5 million equivalent as of September 30, 2017) aggregate principal amount of the euro notes and $1,190.0 million aggregate principal amount of the dollar notes were outstanding. The euro notes and dollar notes mature on July 15, 2022 and have interest rates of 5.75% per annum and 6.00% per annum, respectively. For a further description of our senior notes being repaid, see “Description of Indebtedness—Senior Notes.”

Pending specific application of these proceeds, we expect to invest them primarily in short-term demand deposits at various financial institutions.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

DIVIDEND POLICY

We have no current plans to pay dividends on our ordinary shares. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, the ability of our subsidiaries to pay dividends will be limited by covenants in our existing indebtedness and may be limited by the agreements governing any indebtedness we or our subsidiaries may incur in the future.

In the nine months ended September 30, 2017, Fiscal 2016, Fiscal 2015 and Post-Acquisition Predecessor 2014, we did not pay any dividends on Omaha Topco’s shares.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

CAPITALIZATION

The following table sets forth consolidated cash and cash equivalents and capitalization as of September 30, 2017 for:

•	Omaha Topco on a historical basis; and

•	Gates Industrial Corporation plc on an as adjusted basis to reflect:

•	the pre-IPO reorganization transactions pursuant to which Gates Industrial Corporation plc will become the indirect sole shareholder of Omaha Topco;

•	the sale by Gates Industrial Corporation plc of ordinary shares in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•	the application of the net proceeds from this offering as described under “Use of Proceeds” as if this offering and the application of the net proceeds of this offering had occurred on September 30, 2017.

The information below is illustrative only and our capitalization following this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. Cash and cash equivalents are not components of our total capitalization. You should read this table together with the other information contained in this prospectus, including “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and related notes thereto included elsewhere in this prospectus.

	September 30, 2017
(dollars in millions, except share amounts)	Omaha Topco Actual	Gates Industrial Corporation plc As Adjusted(1)
	(unaudited)
Cash and cash equivalents(2)	$528.4	$

Debt, long term and current portion:
Senior secured credit facilities(3)	$2,457.0	$
Senior notes and other unsecured debt(4)	1,458.5

Total debt, long term and current portion	3,915.5

Equity:
Omaha Topco shares, par value $0.0001 per share, authorized shares: 1,000,000,000; outstanding shares, actual basis: 321,752,488	—
Gates Industrial Corporation plc ordinary shares, par value $0.01 per share, outstanding ordinary shares, as adjusted basis:	—
Additional paid-in capital	1,628.5
Treasury stock, at cost, 1,002,900 shares	(5.1)
Accumulated other comprehensive loss	(742.7)
Retained profit	18.2

Total shareholders’ equity	898.9
Non-controlling interests	398.3

Total equity (deficit)	1,297.2

Total capitalization	$5,212.7	$

(1)

To the extent we change the number of our ordinary shares sold in this offering from the ordinary shares we expect to sell or we change the initial public offering price from the $         per share assumed initial public

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and

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offering price, representing the midpoint of the price range set forth on the cover page of this prospectus, or any combination of these events occurs, the net proceeds to us from this offering and each of as adjusted total shareholders’ equity and total capitalization may increase or decrease. A $1.00 increase (decrease) in the assumed initial public offering price per share, assuming no change in the number of ordinary shares to be sold, would increase (decrease) the net proceeds that we receive in this offering and each of total shareholders’ equity and total capitalization by approximately $ . An increase (decrease) of 1,000,000 ordinary shares in the expected number of ordinary shares to be sold in the offering, assuming no change in the assumed initial offering price per share, would increase (decrease) our net proceeds from this offering and our as adjusted total shareholders’ equity and total capitalization by approximately $ .
(2)	Actual and as adjusted cash and cash equivalents does not include $1.6 million of restricted cash held in the form of cash given as collateral under letters of credit for insurance and regulatory purposes.
(3)	As of September 30, 2017, our senior secured credit facilities consisted of (1) the $125.0 million revolving credit facility, subject to customary borrowing conditions, with no amounts drawn as of September 30, 2017, (2) the $325.0 million ABL Revolving Credit Facility (as defined herein), subject to customary borrowing conditions, with no amounts drawn as of September 30, 2017 and $267.4 million available for borrowings as of September 30, 2017 after giving effect to $54.3 million in outstanding letters of credit, (3) the $1,696.5 million U.S. dollar term loans (the “Dollar Term Loans”), comprised of the principal amount of $1,733.7 million and accrued interest of $0.5 million, partially offset by deferred financing costs of $37.7 million, and (4) the €646.3 million ($760.5 million equivalent) euro term loans (the “Euro Term Loans”), comprised of the principal amount of $771.0 million equivalent and accrued interest of $0.1 million equivalent, partially offset by deferred financing costs of $10.6 million equivalent. See “Description of Certain Indebtedness—Senior Secured Credit Facilities” and See “Description of Certain Indebtedness—ABL Revolving Credit Facility.”
(4)	Actual represents primarily the $1,190.0 million principal amount of dollar notes and accrued interest of $15.1 million thereon, partially offset by deferred financing costs of $21.5 million, and €235.0 million ($276.5 million equivalent as of September 30, 2017) principal amount of euro notes and accrued interest of $3.4 million equivalent thereon, partially offset by deferred financing costs of $5.4 million equivalent. See “Description of Certain Indebtedness—Senior Notes.”

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

DILUTION

If you invest in our ordinary shares in this offering, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share and the as adjusted net tangible book deficit per share after this offering. Dilution results from the fact that the per share offering price of the ordinary shares is substantially in excess of the as adjusted net tangible book deficit per share attributable to the ordinary shares held by our pre-IPO owners.

Our net tangible book deficit as of September 30, 2017 was approximately $            , or $             per share. Net tangible book deficit represents the amount of total tangible assets less total liabilities, and net tangible book deficit per share represents net tangible book deficit divided by the number of ordinary shares outstanding following the pre-IPO reorganization transactions.

After giving effect to our sale of the ordinary shares in this offering at an assumed initial public offering price of $         per share, the midpoint range described on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and offering expenses payable by us and the application of the proceeds therefrom as described in “Use of Proceeds,” our net tangible book deficit as of September 30, 2017 would have been $            , or $         per share. This represents an immediate increase in net tangible book value of $         per share to our pre-IPO owners and an immediate dilution in net tangible book value of $         per share to investors in this offering.

The following table illustrates this dilution on a per share basis assuming the underwriters do not exercise their over-allotment option:

Assumed initial public offering price per share		$
Net tangible book deficit per share as of September 30, 2017	$
Decrease in net tangible book deficit per share attributable to investors in this offering	$

As adjusted net tangible book deficit per share after the offering		$

Dilution per share to investors in this offering		$

Each $1.00 increase in the assumed offering price of $         per share would decrease our net tangible book deficit after giving effect to the offering by $         million, or by $         per share, assuming the number of ordinary shares offered by us remains the same and after deducting estimated underwriting discounts and commissions. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.

The following table summarizes, as of September 30, 2017, the total number of ordinary shares purchased from us, the total cash consideration paid to us, and the average price per share paid by pre-IPO owners and by investors in this offering. As the table shows, new investors purchasing ordinary shares in this offering will pay an average price per share substantially higher than our pre-IPO owners paid. The table below reflects an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, for ordinary shares purchased in this offering and excludes underwriting discounts and commissions and estimated offering expenses payable by us:

	Ordinary Shares Purchased			Total Consideration			Average Price Per Share
(in thousands, except percentages and per share amounts)	Number	Percent		Amount	Percent
Pre-IPO owners			%	$		%	$
Investors in this offering			%	$		%	$
Total			%	$		%	$

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Each $1.00 increase in the assumed offering price of $         per share would increase total consideration paid by investors in this offering and total consideration paid by all shareholders by $         million, assuming the number of ordinary shares offered by us remains the same. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.

To the extent that outstanding options are exercised, you will experience further dilution. The table below reflects, on an as adjusted basis as of September 30, 2017, the exercise of          ordinary shares issuable in respect of outstanding options granted under the 2014 Incentive Plan and 2015 Non-Employee Director Incentive Plan and an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, for ordinary shares purchased in this offering and excludes underwriting discounts and commissions and estimated offering expenses payable by us:

	Ordinary Shares Purchased			Total Consideration			Average Price Per Share
(in thousands, except percentages and per share amounts)	Number	Percent		Amount	Percent
Pre-IPO owners			%	$		%	$
Investors in this offering			%	$		%	$
Total			%	$		%	$

The dilution information above is for illustrative purposes only. Our as adjusted net tangible book deficit following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at pricing.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Gates Industrial Corporation plc will be the financial reporting entity following this offering. Other than the inception balance sheet, the financial statements of Gates Industrial Corporation plc have not been included in this prospectus as it is a newly organized entity, has no significant business transactions or activities to date, has no capitalization, and had no assets or liabilities during the periods presented in this prospectus. The following table therefore sets forth our selected historical consolidated financial information of the Post-Acquisition Predecessor to Gates Industrial Corporation plc, Omaha Topco and Pre-Acquisition Predecessor to Omaha Topco, Pinafore Holdings B.V., for the periods and dates indicated. The balance sheet data as of December 31, 2016 and January 2, 2016 and the statement of operations and cash flow data for Fiscal 2016, Fiscal 2015, Post-Acquisition Predecessor 2014 and Pre-Acquisition Predecessor 2014 have been derived from the audited consolidated financial statements of Omaha Topco included elsewhere in this prospectus. The balance sheet data as of January 3, 2015 has been derived from the unaudited consolidated balance sheet of Omaha Topco that is not included in this prospectus. The balance sheet data as of December 31, 2013 and December 31, 2012 and the statement of operations data for the fiscal year ended December 31, 2013 (“Fiscal 2013”) and the fiscal year ended December 31, 2012 (“Fiscal 2012”) have been derived from the audited consolidated financial statements of Pinafore Holdings B.V. that are not included in this prospectus. The balance sheet data as of September 30, 2017 and the statement of operations and cash flow data for the nine months ended September 30, 2017 and the nine months ended October 1, 2016 have been derived from the unaudited condensed consolidated financial statements of Omaha Topco included elsewhere in this prospectus. The unaudited condensed consolidated financial statements and unaudited consolidated balance sheet as of January 3, 2015 have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to present fairly the financial information set forth in those statements. The results for any interim period are not necessarily indicative of the results that may be expected for the full year and our historical results are not necessarily indicative of the results that should be expected in any future period.

You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. See also “About this Prospectus—Financial Statement Presentation.”

(dollars in millions)	Nine months ended September 30, 2017	Nine months ended October 1, 2016	Fiscal 2016	Fiscal 2015	Post- Acquisition Predecessor 2014	Pre- Acquisition Predecessor 2014	Fiscal 2013	Fiscal 2012
Statement of operations data:
Net sales	$2,259.9	$2,079.3	$2,747.0	$2,745.1	$1,445.1	$1,597.1	$2,947.3	$2,922.8
Operating income (loss) from continuing operations	310.4	237.3	298.8	184.4	(104.6)	104.2	301.0	195.8
Net income (loss) from continuing operations	52.4	65.2	71.9	50.9	(86.9)	14.3	120.7	(118.2)
Gain (loss) on disposal of discontinued operations, net of tax	0.1	3.8	12.4	—	(2.3)	(0.1)	1.0	793.0
(Loss) from discontinued operations, net of tax benefit	—	—	—	—	—	(47.9)	(6.8)	79.6

Net income (loss)	52.5	69.0	84.3	50.9	(89.2)	(33.7)	114.9	754.4
Non-controlling interests	(20.0)	(21.2)	(26.6)	(26.0)	(7.7)	(11.5)	(28.4)	(23.0)

Net income (loss) attributable to shareholders	$32.5	$47.8	$57.7	$24.9	$(96.9)	$(45.2)	$86.5	$731.4

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(dollars in millions)	As of September 30, 2017	As of December 31, 2016	As of January 2, 2016	As of January 3, 2015	As of December 31, 2013	As of December 31, 2012
Balance sheet data:
Total assets	$6,756.1	$6,383.3	$6,565.6	$7,143.5	$5,164.2	$5,323.7
Debt, long term and current portion	$3,915.5	$3,836.6	$3,907.3	$4,002.3	$1,718.4	$1,845.9

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the “Selected Historical Consolidated Financial Data” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management’s expectations. Factors that could cause such differences are discussed in “Forward-Looking Statements” and “Risk Factors.”

Our Company

We are a global manufacturer of innovative, highly engineered power transmission and fluid power solutions. We offer a broad portfolio of products to diverse replacement channel customers, and to original equipment manufacturers as specified components, with the majority of our revenues coming from replacement channels. Our products are used in applications across numerous end markets, which include construction, agriculture, energy, automotive, transportation, general industrial, consumer products and many others. We sell our products globally under the Gates brand, which is recognized by distributors, equipment manufacturers, installers and end users as a premium brand for quality and technological innovation; this reputation has been built for over a century since Gates’ founding in 1911. Within the diverse end markets we serve, our highly engineered products are critical components in applications for which the cost of downtime is high relative to the cost of our products, resulting in the willingness of end users to pay a premium for superior performance and availability. These applications subject our products to normal wear and tear, resulting in a natural replacement cycle that drives high-margin, recurring revenue. Our product portfolio represents one of the broadest ranges of power transmission and fluid power products in the markets we serve, and we maintain long-standing relationships with a diversified group of blue-chip customers throughout the world. As a leading designer, manufacturer and marketer of highly engineered, mission-critical products, we have become an industry leader across most of the regions and end markets in which we operate.

During Fiscal 2016, we generated $2,747.0 million in net sales to over 8,000 customers in 128 countries, our net income was $84.3 million and our Adjusted EBITDA was $594.9 million, representing an Adjusted EBITDA margin of 21.7%, an increase of 180 basis points from Fiscal 2015. During Fiscal 2015, we generated $2,745.1 million in net sales, our net income was $50.9 million and our Adjusted EBITDA was $547.2 million, representing an Adjusted EBITDA margin of 19.9%. During the nine months ended September 30, 2017, our net sales increased 8.7% to $2,259.9 million compared to $2,079.3 million for the nine months ended October 1, 2016, our net income was $52.5 million for the nine months ended September 30, 2017, compared to $69.0 million in the prior year period, and our Adjusted EBITDA increased 11.0% to $496.1 million, compared to $447.0 million in the prior year period, resulting in an Adjusted EBITDA margin of 22.0%, a 50 basis point increase compared to the prior year period. As of September 30, 2017, our total indebtedness was approximately $3,916.1 million, or $                 million on a pro forma basis after giving effect to this offering and the use of proceeds therefrom. For reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure prepared in accordance with GAAP, see “Summary—Summary Historical Consolidated Financial Information.”

Business Trends

Our revenue has historically been highly correlated with industrial activity and utilization, and not with any single end market given the diversification of our business and high exposure to replacement markets. Our products are used in applications across numerous end markets across both our replacement and first-fit channels, including construction, agriculture, energy, automotive, transportation, general industrial, consumer products and many others. This diversification limits our exposure to trends in any given end market. In addition, a majority of our sales are generated from customers in replacement channels, who primarily serve a large base of installed equipment that follows a natural maintenance cycle that is somewhat less susceptible to various trends that affect our end markets. Such trends include infrastructure investment and construction activity, agricultural production

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and related commodity prices, commercial and passenger vehicle production, miles driven and fleet age, evolving regulatory requirements related to emissions and fuel economy and oil and gas prices and production. Key indicators of our performance include industrial production, industrial sales and manufacturer shipments.

During Fiscal 2016 and the nine months ended September 30, 2017, sales into replacement channels accounted for 64.2% and 63.9%, respectively, of our total net sales. Of those sales into replacement channels, in Fiscal 2016 43.8% went into the industrial replacement channel and 56.2% went into the automotive replacement channel. In the nine months ended September 30, 2017, 46.1% of the sales into replacement channels went into the industrial replacement channel and 53.9% went into the automotive replacement channel. Our replacement sales cover a very broad range of applications and industries and accordingly, are highly correlated with industrial activity and utilization and not a single end market.

During Fiscal 2016 and the nine months ended September 30, 2017, sales into first-fit channels accounted for 35.8% and 36.1%, respectively, of our total net sales. Further, approximately half of our net sales to first-fit customers in both Fiscal 2016 and the nine months ended September 30, 2017 were to industrial customers and the balance to automotive customers. Among our automotive first-fit customers, a majority of our net sales are to emerging market customers, where we believe our first-fit presence provides us with a strategic advantage in developing those markets and ultimately increasing our higher margin replacement channel sales. First-fit automotive sales in developed markets represented less than 10% of our total net sales in Fiscal 2016 and nine months ended September 30, 2017. As a result of the foregoing factors, we do not believe that our historical revenues have had any meaningful correlation to global automotive production.

Nine Months Ended September 30, 2017 Results Compared with Nine Months Ended October 1, 2016 Results

Summary Gates Performance

(dollars in millions)	Nine months ended September 30, 2017	Nine months ended October 1, 2016
Net sales	$2,259.9	$2,079.3
Cost of sales	(1,343.9)	(1,262.9)

Gross profit	916.0	816.4
Selling, general and administrative expenses	(586.1)	(570.0)
Transaction-related costs	(11.3)	—
Impairments	—	(1.4)
Restructuring expenses	(8.3)	(8.0)
Other operating income	0.1	0.3

Operating income	310.4	237.3
Interest expense	(179.0)	(162.4)
Other (expense) income	(46.1)	5.3

Income before taxes	85.3	80.2
Income tax expense	(32.9)	(15.1)
Equity in net income of equity method investees, net of tax	—	0.1

Net income from continuing operations	$52.4	$65.2

Adjusted EBITDA(1)	$496.1	$447.0
Adjusted EBITDA margin (%)	22.0%	21.5%

(1)	See “—Non-GAAP Measures” for a reconciliation of Adjusted EBITDA to net income, the closest comparable GAAP measure, for each of the periods presented.

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Net sales

Net sales during the first nine months of 2017 were $2,259.9 million, up by 8.7%, or $180.6 million, compared with net sales during the prior year period of $2,079.3 million. Our net sales in the first nine months of 2017 were adversely impacted by movements in average currency exchange rates of $8.2 million compared with the prior year period, due principally to the strengthening of the U.S. dollar against the Chinese Renminbi ($9 million) and British Pound ($6 million), offset partially by the Brazilian Real ($7 million). Excluding this impact, net sales increased by $188.8 million, or 9.1%, during the nine months ended September 30, 2017 compared with the prior year period. This increase was due almost exclusively to higher sales volumes of approximately $180 million, with no significant impact from pricing.

Sales in our Power Transmission and Fluid Power businesses grew by 6.3% and 13.6%, respectively. This growth was focused in the industrial markets, where we continued to see recovery across all regions, and predominantly in the replacement channels. Growth in our construction, agriculture and general industrial end markets was 19.5%, 12.8% and 12.3%, respectively. Industrial demand increased globally, but Asia and North America performed particularly well, with sales to industrial end markets increasing by 24.4% (or $41.1 million) and 12.0% (or $61.7 million), respectively, compared with the prior year period. In Asia, this growth was driven by China, where industrial sales grew by 45.4% compared with the prior year period. The automotive end markets contributed a further $43.8 million in sales growth during the nine months ended September 30, 2017, driving 24.2% of our total growth, primarily in China, which grew by 16.4% compared with the prior year period. Sales in the energy end market, a smaller component of our business comprising approximately 7.0% of our net sales in the nine months of 2017, grew by 15.5%.

Cost of sales

Cost of sales for the first nine months of 2017 was $1,343.9 million, an increase of 6.4%, or $81.0 million, compared with $1,262.9 million in the prior year period. The increase was driven primarily by higher volumes ($110.6 million) and, to a lesser extent, by raw material inflation ($15.8 million), offset partially by productivity improvements of $24.4 million, a decrease of $12.5 million in depreciation, and favorable impacts of $3.7 million from prior period inventory adjustments related to decisions made in 2016 to close certain lines of business in Singapore.

Gross profit

Gross profit for the first nine months of 2017 was $916.0 million, up 12.2% from $816.4 million during the prior year period. The increase reflects the impact of higher net sales driven by volumes as well as manufacturing improvements.

Our gross profit margin increased to 40.5% during the first nine months of 2017 from 39.3% during the prior year period. Gross profit margin increased 120 basis points in the period due to increased sales volumes on our partially fixed cost base and our productivity improvements.

Selling, general and administrative expenses

Selling, general and administrative (“SG&A”) expenses for the first nine months of 2017 were $586.1 million compared with $570.0 million during the prior year period. This increase of $16.1 million was driven primarily by higher selling and distribution expenses of $23.1 million, which increased broadly in line with the higher net sales in the period and higher labor and benefits costs of $12.3 million as we continue to invest in our commercial function. These higher costs were partially offset by lower intangible asset amortization of $16.9 million compared with the prior year period.

Transaction-related costs

Transaction-related costs for the first nine months of 2017 were $11.3 million compared with zero during the prior year period. Expenses in the first nine months of 2017 included $4.3 million related to payments made

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on resolution of certain contingencies that affected the purchase price paid by Blackstone on acquiring Gates in July 2014 and $2.0 million related to professional fees incurred as part of the debt refinancing initiated during March 2017. The remainder of the costs incurred during the current period related primarily to acquisition activities including the acquisition of Techflow Flexibles.

Restructuring expenses

Restructuring costs of $8.3 million were recognized during the first nine months of 2017, including $6.1 million in relation to severance costs, primarily in the U.S., Europe and China associated with organizational rationalizations.

Restructuring costs of $8.0 million were recognized during the prior year period, including $7.3 million in relation to severance costs, largely in North America and Europe.

Interest expense

Interest expense for the first nine months of 2017 was $179.0 million compared with $162.4 million for the prior year period. Our interest expense may be analyzed as follows:

	Nine months ended
(dollars in millions)	September 30, 2017	October 1, 2016
Debt:
Dollar Term Loan	$93.6	$90.5
Euro Term Loan	16.4	8.0
Dollar notes	53.5	48.6
Euro notes	12.3	11.9
Other loans	1.1	1.3

	176.9	160.3
Other interest expense	2.1	2.1

	$179.0	$162.4

Details of the bank and other loans are presented in note 13 to the unaudited condensed consolidated financial statements included elsewhere in this prospectus. Interest expense includes the amortization of issue costs incurred in relation to the debt and the amortization of the deferred premium on our interest rate caps. Interest expense during the first nine months of 2017 increased over the prior year period due to the debt refinancing completed in April 2017 which caused a $14.2 million acceleration of deferred financing costs on the Dollar Term Loan due to the $650 million partial repayment of that tranche. This impact was offset partially by a lower interest charge incurred due to the partial Dollar Term Loan repayment on April 7, 2017. The interest on the Euro Term Loan increased from $8.0 million in the prior year period to $16.4 million in the first nine months of 2017 as a result of the additional debt of €466.2 million drawn on April 7, 2017, offset partially by a reduction in the rate of interest on this facility. The interest associated with the dollar notes increased due to the additional $150 million of debt incurred on March 30, 2017 as part of the refinancing.

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Other (expense) income

Other expense for the first nine months of 2017 was $46.1 million, which changed from $5.3 million of other income in the prior year period driven primarily by the impacts of movements in currency exchange rates on unhedged net debt and derivative instruments. Included in unhedged debt as of September 30, 2017, is €389.7 million of the additional €466.2 million Euro Term Loan debt borrowing drawn in April 2017, which did not qualify for net investment hedging. Our other (expense) income may be analyzed as follows:

	Nine months ended
(dollars in millions)	September 30, 2017	October 1, 2016
Interest on bank deposits	$3.3	$2.0
Foreign currency (loss) gain on net debt and debt hedging instruments	(47.6)	3.2
Other	(1.8)	0.1

	$(46.1)	$5.3

Income tax expense

For interim income tax reporting we estimate our annual effective tax rate and apply this effective tax rate to our year to date pre-tax income. The tax effects of unusual or infrequently occurring items, including the effects of changes in tax laws or rates, are reported in the interim period in which they occur.

For the first nine months of 2017, the company had income tax expense of $32.9 million on pre-tax income of $85.3 million, resulting in an effective tax rate of 38.6% compared with an income tax expense of $15.1 million on pre-tax income of $80.2 million, which resulted in an effective income tax rate of 18.8% for the prior year period. The increase in the effective tax rate for fiscal year 2017 is primarily the result of our geographical mix of earnings, the buyout of certain U.S. pension plans, and changes in valuation allowances of $14.5 million. In fiscal year 2016, the company recognized tax benefits related to the release of uncertain tax positions, tax law changes, and non-taxable debt forgiveness income of $5.5 million.

Adjusted EBITDA

Adjusted EBITDA for the first nine months of 2017 was $496.1 million, an increase of 11.0% or $49.1 million, compared with the prior year period Adjusted EBITDA of $447.0 million. The Adjusted EBITDA margin was 22.0%, a 50 basis point increase from the prior year period margin of 21.5%. The increase in Adjusted EBITDA was driven primarily by higher sales volumes ($67.9 million) and productivity improvements in costs of sales ($24.4 million), partially offset by raw material inflation of $15.8 million, and SG&A spend ($27.7 million). For a reconciliation of net income to Adjusted EBITDA for each of the periods presented and the calculation of the Adjusted EBITDA margin, see “—Non-GAAP Measures.”

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Analysis by Operating Segment

Power Transmission (66.2% of Gates’ net sales for the first nine months of 2017)

(dollars in millions)	Nine months ended September 30, 2017	Nine months ended October 1, 2016	Period over Period Change
Net sales	$1,496.3	$1,407.3	6.3%
Cost of Sales	(874.6)	(840.6)	4.0%

Gross Profit	621.7	566.7	9.7%
Gross margin (%)	41.5%	40.3%
Other operating expenses	(394.4)	(386.2)	2.1%

Operating income	$227.3	$180.5	25.9%

Adjusted EBITDA	$342.4	$313.5	9.2%
Adjusted EBITDA margin (%)	22.9%	22.3%

Power Transmission

Net sales in Power Transmission for the first nine months of 2017 were $1,496.3 million, an increase of 6.3%, or $89.0 million, when compared with the prior year period net sales of $1,407.3 million. Excluding the adverse impact of movements in average currency exchange rates of $7.1 million, net sales increased by 6.8%, or $96.1 million, compared with the prior year period. The increase was due almost entirely to higher sales volumes, with no significant impact from pricing.

More than half of the volume gains arose from sales to the industrial end markets, with sales to the general industrial end market being the largest component. Growth in sales to this end market, which comprised 21.1% of Power Transmission sales in the first nine months of 2017, was 11.7%, benefitting from the continuing industrial improvement, particularly in North America. The remainder of the sales volume growth arose in the automotive end market, driven primarily by strong demand in China, particularly in the first-fit channel.

Cost of sales in Power Transmission for the first nine months of 2017 was $874.6 million, an increase of 4.0%, or $34.0 million, compared with $840.6 million in the prior year period. The gross margin of 41.5% for the first nine months of 2017 was up from 40.3% in the prior year period. Cost of sales in the first nine months of 2017 increased primarily due to higher volumes of approximately $51.2 million and inflation of $11.7 million, predominantly on raw materials in North America and Asia. Partially offsetting the cost of sales increases were benefits from our productivity improvements of $19.9 million as compared with the prior year period. These factors drove the 120 basis point improvement in gross margin in the first nine months of 2017 compared with the prior year period.

Other operating expenses in Power Transmission for the first nine months of 2017 were $394.4 million, an increase of $8.2 million compared with $386.2 million in the prior year period. The majority of the increase was driven by higher SG&A costs of $18.8 million, including $10.9 million of increased selling and distribution costs associated with the higher sales volumes. A further increase in other operating expenses was due to the transaction costs of $5.7 million incurred in 2017, including $2.8 million in relation to contingencies that affected the purchase price paid by Blackstone on acquiring Gates in July 2014 and $1.3 million related to professional fees incurred as part of the debt refinancing initiated during March 2017. Offsetting these increases were lower amortization of acquired intangible assets of $9.7 million and lower depreciation of $9.0 million.

Our Power Transmission segment recognized operating income of $227.3 million for the first nine months of 2017, compared with operating income of $180.5 million in the prior year period. Operating income includes depreciation and amortization, which decreased during the first nine months of 2017 by $18.7 million compared with the prior year period. As these items are adjusted out of the segment measure of profitability, Adjusted EBITDA, they resulted in a period-over-period increase in operating income that is not reflected in Adjusted EBITDA.

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our Power Transmission Adjusted EBITDA for the first nine months of 2017 was $342.4 million, an increase of 9.2% or $28.9 million, compared with the prior year period Adjusted EBITDA of $313.5 million. The increase in Adjusted EBITDA was driven primarily by higher sales volumes ($41.7 million) and productivity improvements ($19.9 million); offset partially by inflation ($11.7 million) and increased SG&A spend ($18.8 million). Adjusted EBITDA margin for the first nine months of 2017 was 22.9%, a 60 basis point improvement from the prior year period margin of 22.3% due to the factors discussed above.

Fluid Power (33.8% of Gates’ net sales for the first nine months of 2017)

(dollars in millions)	Nine months ended September 30, 2017	Nine months ended October 1, 2016	Period over Period Change
Net sales	$763.6	$672.0	13.6%
Cost of Sales	(469.3)	(422.9)	11.0%

Gross Profit	294.3	249.1	18.1%
Gross margin (%)	38.5%	37.1%
Other operating expenses	(211.2)	(192.3)	9.8%

Operating income	$83.1	$56.8	46.3%

Adjusted EBITDA	$153.7	$133.5	15.1%
Adjusted EBITDA margin (%)	20.1%	19.9%

Net sales in Fluid Power for the first nine months of 2017 were $763.6 million, an increase of 13.6%, or $91.6 million, compared with net sales during the prior year period of $672.0 million. Excluding the adverse impact of movements in average currency exchange rates of $1.1 million, net sales increased by 13.8%, or $92.7 million, compared with the prior year period. This increase was due primarily to higher volumes ($85.5 million) and higher sales prices ($4.1 million).

Volumes grew across all of our end markets during the first nine months of 2017 compared with the prior year period, with almost all of this increase arising from sales to the industrial end markets. Sales to the construction and agriculture end markets, which comprised almost 40% of Fluid Power’s net sales for the first nine months of 2017, improved by 21.1% and 12.4%, respectively. Sales to the energy end market increased by 17.8%, driven by a 23.3% increase in oil & gas sales, particularly in North America.

Cost of sales in Fluid Power for the first nine months of 2017 was $469.3 million, an increase of 11.0%, or $46.4 million, compared with $422.9 million in the prior year period. The gross margin of 38.5% for the first nine months of 2017 was up from 37.1% in the prior year period. The increase in cost of sales was driven primarily by higher volumes. Inflation of $5.6 million, predominantly on raw materials, was mostly offset by productivity improvements of $5.2 million as compared with the prior year period. These factors drove the 140 basis point improvement in gross margin in the first nine months of 2017 compared with the prior year period.

Other operating expenses in Fluid Power for the first nine months of 2017 were $211.2 million, an increase of 9.8% or $18.9 million, compared with $192.3 million in the prior year period. The increase was primarily the result of higher SG&A spend of $9.0 million, which related primarily to the increase in selling and distribution costs incurred on higher sales when compared with the prior year period. Other increases included transaction costs of $5.6 million incurred during the first nine months of 2017. The transaction costs included $3.5 million associated with acquisition related activities, including the acquisition of Techflow Flexibles and, subsequent to September 30, 2017, the acquisition of Atlas Hydraulics. Transaction costs also included $1.4 million in relation to contingencies that affected the purchase price paid by Blackstone on acquiring Gates in July 2014 and $0.7 million related to professional fees incurred as part of the debt refinancing initiated during March 2017. These increases were offset by $8.2 million of lower intangible asset amortization in the first nine months of 2017 compared with the prior year period.

Our Fluid Power segment recognized operating income of $83.1 million for the first nine months of 2017, compared with operating income of $56.8 million in the prior year period. Operating income includes

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depreciation and amortization, which decreased during the first nine months of 2017 by $11.7 million compared with the prior year period. As these items are adjusted out of the segment measure of profitability, Adjusted EBITDA, they resulted in a period-over-period increase in operating income that is not reflected in Adjusted EBITDA.

Adjusted EBITDA for the first nine months of 2017 was $153.7 million, an increase of 15.1%, or $20.2 million, compared with the prior year period Adjusted EBITDA of $133.5 million. The increase in Adjusted EBITDA was driven by higher sales volumes ($25.4 million), productivity improvements ($5.2 million) and favorable pricing actions ($4.1 million); partially offset by inflation ($5.6 million) and SG&A spend ($9.0 million). Adjusted EBITDA margin was 20.1%, a 20 basis point improvement from the prior year period margin of 19.9% as the benefits from productivity improvements more than offset the abovementioned inflation and mix.

Fiscal 2016 Results Compared with Fiscal 2015 Results

Gates Summary

(dollars in millions)	Fiscal 2016	Fiscal 2015
Net sales	$2,747.0	$2,745.1
Cost of sales	(1,686.2)	(1,709.0)

Gross profit	1,060.8	1,036.1

Selling, general and administrative expenses	(744.1)	(784.5)
Impairments of intangibles and other assets	(3.2)	(51.1)
Restructuring expenses	(11.4)	(15.6)
Other operating expense	(3.3)	(0.5)

Operating income from continuing operations	298.8	184.4
Interest expense	(216.3)	(212.6)
Other income	10.4	69.7

Income from continuing operations before tax	92.9	41.5
Income tax (expense) benefit	(21.1)	9.2
Equity in net income of equity method investees, net of tax	0.1	0.2

Net income from continuing operations	$71.9	$50.9

Adjusted EBITDA	$594.9	$547.2
Adjusted EBITDA margin (%)	21.7%	19.9%

Net sales

Net sales in Fiscal 2016 were $2,747.0 million, an increase of $1.9 million compared with net sales during Fiscal 2015 of $2,745.1 million. Our net sales for Fiscal 2016 were adversely impacted by movements in average currency translation rates, particularly the Mexican Peso, Chinese Renminbi and Argentine Peso for an aggregate of $67.7 million. Excluding this impact, net sales increased by $69.6 million, or 2.5%, in Fiscal 2016 compared with Fiscal 2015. This increase was driven by higher sales prices ($28.3 million) and higher volumes ($26.2 million).

The volume increase arose mostly in our Power Transmission business, which grew by $72.4 million, or 5.4%, compared with Fiscal 2015. This growth was predominantly in sales to the automotive end market, which grew by 10.4% and grew across all of our regions. China in particular performed well with a 12.2% growth in sales to the replacement channels and 10.0% growth in sales to the first-fit channel as our businesses benefitted from government automotive stimulus programs as well as market share gains. This was partially offset by lower

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volumes to Power Transmission’s industrial end markets, split equally between the replacement and first-fit channels. Volumes contracted in Fluid Power during Fiscal 2016 compared with Fiscal 2015, with sales down by $46.2 million as a result. The automotive end market in Fluid Power also proved resilient, with volume growth of 5.7%, including strong demand from emerging markets such as Russia. This was more than offset by the weaker sales to the industrial end markets, concentrated in the replacement channel, where volumes were down by $54.6 million in Fiscal 2016 compared with Fiscal 2015. Driving this decrease were lower sales to the energy and transportation end markets, which together accounted for 30.7% of Fluid Power’s Fiscal 2016 sales and for which core growth fell by 14.4% and 7.4%, respectively. Pricing gains were split relatively equally between Power Transmission and Fluid Power and were focused primarily in North America, with approximately $13 million carried over from actions in Fiscal 2015 and $5 million from new actions in Fiscal 2016.

Cost of Sales

Cost of sales in Fiscal 2016 were $1,686.2 million, a decrease of 1.3% or $22.8 million, compared with $1,709.0 million in Fiscal 2015. The decrease was driven by productivity improvements, primarily procurement initiatives of $29.1 million, and favorable impacts from average foreign currency exchange rates of $23.3 million. Partially offsetting the overall decrease in cost of sales were the negative impacts of inventory adjustments of $17.7 million related to changes we made in our accounting convention for expensing maintenance, repair and operations assets below a nominal value threshold. This change was made to bring consistency to our global inventory management. Also increasing cost of sales were volume increases of approximately $16 million.

Gross Profit

Gross profit for Fiscal 2016 was $1,060.8 million, up $2.4% or $24.7 million, compared with $1,036.1 million in Fiscal 2015. The increase is principally due to increased sales volumes and prices as described above.

Our gross profit margin for Fiscal 2016 was 38.6%, up from 37.7% in Fiscal 2015. The 90 basis point improvement was due to increased sales volumes on our partially fixed cost base and our productivity improvements, offset partially by the labor inflation and inventory adjustments noted above.

Selling, General and Administrative Expenses

Total SG&A expenses in Fiscal 2016 were $744.1 million, a decrease of 5.1% or $40.4 million, compared with $784.5 million in Fiscal 2015. SG&A expenses are comprised primarily of selling and distribution costs, administrative expenses, the amortization of acquired intangible assets and R&D costs.

Selling and distribution costs were $295.0 million in Fiscal 2016, compared with $305.6 million in Fiscal 2015, a decrease of $10.6 million. As a percentage of sales, our Fiscal 2016 costs were flat at 11% compared with the prior year, as labor-related cost inflation was broadly offset by headcount reductions.

The remainder of the SG&A expenses in Fiscal 2016 were $449.1 million, compared with $478.9 million in Fiscal 2015, a decrease of $29.8 million. The decrease in these costs in Fiscal 2016 was due principally to labor spending reductions to right-size the business of $12.3 million. The amortization of acquired intangible assets reduced from $158.5 million in Fiscal 2015 to $141.9 million in Fiscal 2016 (a decrease of $16.6 million), due primarily to the majority of our technology intangible assets recognized at the time of the acquisition of Gates by Blackstone becoming fully amortized halfway through Fiscal 2016.

Impairment of Goodwill and Other Assets

For Fiscal 2016, we recognized impairments of $3.2 million, relating primarily to discontinuing the use of software in North America and the impairment of a receivable related to a restructured line of business in the U.S.

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For Fiscal 2015, we recognized impairments of $51.1 million, including $44.0 million in relation to the U.S. dollar denominated indefinite-lived brands and trade names intangible that was recognized as part of the purchase accounting at the time of the Acquisition. The impairment arose due to the strengthening of the U.S. dollar against the currencies in which the sales supporting the value of this asset were denominated. A further impairment of $6.7 million was recognized in relation to property, plant and equipment in Brazil, as a result of the challenging trading conditions in that region, which were exacerbated by the significant devaluation of the Brazilian Real against the U.S. dollar.

Restructuring Expenses

During Fiscal 2016, we recognized restructuring expenses of $11.4 million, compared with $15.6 million in Fiscal 2015. In both periods, these costs related primarily to severance expenses incurred across both segments as part of the right-sizing of our operations and the streamlining of our corporate functions.

Other Operating Expense

During Fiscal 2016, we recognized other operating expense of $3.3 million, primarily in relation to a business disposed of in a prior year. In addition, there were $0.4 million of transaction costs. These combined expenses were offset by a benefit in tax expense, due to the release of a tax contingency that was held in respect of the disposed business.

During Fiscal 2015, we recognized other operating expense of $0.5 million, primarily in relation to transaction costs.

Operating Income from Continuing Operations

Operating income from continuing operations in Fiscal 2016 was $298.8 million, compared with $184.4 million in Fiscal 2015. The increase was driven primarily by increased gross margin, decreased SG&A spend and the higher impairment expense recognized in Fiscal 2015 compared with Fiscal 2016.

Interest Expense

The interest expense for Fiscal 2016 was $216.3 million, compared with $212.6 million for Fiscal 2015. Our interest expense may be analyzed as follows:

(dollars in millions)	Fiscal 2016	Fiscal 2015
Debt:
—Interest on bank and other loans:
Dollar Term Loan	$121.1	$116.4
Euro Term Loan	10.5	10.6
Dollar notes	64.9	64.9
Euro notes	15.4	15.7
Other bank loans	1.7	1.7
2015 Notes	—	0.4

	213.6	209.7
Other interest expense	2.7	2.9

	$216.3	$212.6

Details of our debt are presented in note 17 of our audited consolidated financial statements included elsewhere in this prospectus. Interest expense includes the amortization of issue costs incurred in relation to the borrowings.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The increase in interest expense during Fiscal 2016 compared with Fiscal 2015 was due largely to an increase of $4.7 million in the amount of the deferred premium on our interest rate caps that is being amortized to interest expense. Partially offsetting the interest expense increase was the impact of the settlement of legacy 2015 Notes during September 2015.

Other Income

Other income for Fiscal 2016 was $10.4 million, compared with $69.7 million for Fiscal 2015. Our other income may be analyzed as follows:

(dollars in millions)	Fiscal 2016	Fiscal 2015
Interest earned on bank deposits	$3.0	$1.8
Currency transaction gain on net debt and hedging instruments	7.2	67.7
Other	0.2	0.2

	$10.4	$69.7

Other income in Fiscal 2015 included significant currency transaction gains related to Gates’ euro debt, prior to its designation as a net investment hedge during the first quarter of 2015.

Income Tax (Expense) Benefit

During Fiscal 2016, the income tax expense attributable to continuing operations was $21.1 million on a profit before tax of $92.9 million compared to an income tax benefit attributable to continuing operations of $9.2 million on a profit before tax of $41.5 million in Fiscal 2015.

Our effective tax rate for Fiscal 2016 was lower than our statutory rate of 35% as a result of our geographical mix of earnings, manufacturing incentives, and company owned life insurance adjustments of $43.4 million. These reductions in the rate were partially offset by U.S. tax on foreign earnings, tax law changes, and valuation allowances of $32.9 million.

Our effective tax rate for Fiscal 2015 was lower than our statutory rate of 35% primarily as a result of our geographical mix of earnings, which included a $26.0 million benefit from non-operating gains of $74.2 million not subject to taxation. In addition, our rate was reduced by manufacturing incentives, company owned life insurance, tax law changes, and the release of uncertain tax positions of $32.2 million. These reductions in the rate were partially offset by U.S. tax on foreign earnings and valuation allowances of $35.4 million.

Adjusted EBITDA

Adjusted EBITDA for Fiscal 2016 was $594.9 million, an increase of 8.7%, or $47.7 million, compared with $547.2 million for Fiscal 2015. The underlying increase was due largely to productivity improvements (in particular procurement sourcing initiatives of $29.1 million), higher pricing of $28.3 million, lower SG&A spend of $12.3 million and the impact of higher volumes of $10.8 million. Partially offsetting these improvements was the unfavorable impact of movements in average foreign currency exchange rates of $14.2 million, labor inflation of $14.0 million and unfavorable product mix of $3.6 million. Adjusted EBITDA margin was 21.7% for Fiscal 2016, a 180 basis point improvement compared with the margin of 19.9% for Fiscal 2015 due to increased productivity and higher prices in Fiscal 2016.

For a reconciliation of net income (loss) to Adjusted EBITDA for each of the periods presented and the calculation of the Adjusted EBITDA margin, see “—Non-GAAP Measures.”

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Analysis by Operating Segment

Power Transmission (67.8% of Gates’ Fiscal 2016 net sales)

(dollars in millions)	Fiscal 2016	Fiscal 2015	Year over Year Change
Net sales	$1,862.1	$1,809.6	2.9%
Cost of Sales	(1,127.8)	(1,097.7)	2.7%

Gross Profit	734.3	711.9	3.2%
Gross margin (%)	39.4%	39.3%
Other operating expenses	(511.7)	(546.0)	(6.3%)

Operating income	$222.6	$165.9	34.2%

Adjusted EBITDA	$408.5	$378.3	8.0%
Adjusted EBITDA margin (%)	21.9%	20.9%

Net sales in Power Transmission in Fiscal 2016 were $1,862.1 million, an increase of 2.9%, or $52.5 million, compared with net sales during Fiscal 2015 of $1,809.6 million. Excluding the adverse impact of movements in average currency exchange rates of $43.6 million, net sales increased by 5.3%, or $96.1 million, compared with Fiscal 2015. This was driven by higher sales volumes of $72.4 million and the impact of pricing actions of $13.8 million.

The volume increase was driven primarily by our automotive end market, which accounted for 62.3% of our Power Transmission Fiscal 2016 sales. Approximately 65% of this volume growth was from the replacement channels, driving core growth of 10.4% in the automotive end market. China in particular performed well as our businesses benefitted from government automotive stimulus programs as well as market share gains. This was partially offset by lower volumes to Power Transmission’s industrial end markets, split equally between the replacement and first-fit channels. The general industrials end market drove the majority of this decline, with most other industrial end markets remaining flat or just slightly down from the prior year period. In addition to the net increase in volumes, sales benefitted from favorable pricing actions of $13.8 million, primarily from the replacement channels and particularly in North America.

Fiscal 2016 cost of sales in Power Transmission was $1,127.8 million, an increase of 2.7% or $30.1 million, compared with $1,097.7 million in Fiscal 2015. The gross margin of 39.4% for Fiscal 2016 was broadly flat compared with 39.3% in Fiscal 2015. The increase in cost of sales was driven primarily by higher volumes of approximately $47 million, and, to a lesser degree, by inventory adjustments related primarily to our maintenance, repair and operations assets of $11.2 million, labor inflation of $9.2 million and unfavorable product mix of $7.0 million. Partially offsetting the overall cost of sales increase was favorable movements in average currency translation rates of $15.8 million and productivity improvements of $9.2 million in Fiscal 2016 as compared with Fiscal 2015.

Fiscal 2016 other operating expenses in Power Transmission was $511.7 million, compared with $546.0 million in Fiscal 2015. Other operating expenses, primarily SG&A costs, decreased in Fiscal 2016 by $34.3 million compared with Fiscal 2015. This was driven primarily by a decrease in impairments recognized of $27.1 million in Fiscal 2016 compared with Fiscal 2015, which related mostly to currency-driven impairment in Fiscal 2015 of the brands and trade name intangible asset. In addition, we incurred lower amortization of intangible assets of $8.5 million and lower operating SG&A spend of $8.1 million due to labor cost reductions in Fiscal 2016 compared with Fiscal 2015.

Our Power Transmission segment recognized operating income of $222.6 million for Fiscal 2016, compared with operating income of $165.9 million in Fiscal 2015. Operating income includes depreciation and

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

amortization, which decreased during Fiscal 2016 by $15.8 million compared with the prior year period. Operating income also includes the impairments, which decreased by $27.1 million compared with Fiscal 2015, driven by the impairment in Fiscal 2015 of the brands and trade names intangible asset. As these items are adjusted out of the segment measure of profitability, Adjusted EBITDA, they resulted in a year-over-year increase in operating income that is not reflected in Adjusted EBITDA.

Adjusted EBITDA was $408.5 million for Fiscal 2016, an increase of 8.0%, or $30.2 million, compared with $378.3 million in Fiscal 2015. The increase in Adjusted EBITDA was driven primarily by higher sales volumes ($25.8 million), favorable pricing actions ($13.8 million), productivity improvements ($9.2 million) and lower SG&A spend ($8.1 million); partially offset by unfavorable movements in average foreign currency exchange rates ($9.9 million), inflation ($9.2 million) and unfavorable product mix ($7.0 million). Adjusted EBITDA margin increased to 21.9% in Fiscal 2016, a 100 basis point improvement compared with 20.9% in Fiscal 2015 due to higher prices and productivity in Fiscal 2016.

Fluid Power (32.2% Gates’ Fiscal 2016 net sales)

(dollars in millions)	Fiscal 2016	Fiscal 2015	Year over Year Change
Net sales	$884.9	$935.5	(5.4%)
Cost of Sales	(558.4)	(611.3)	(8.7%)

Gross Profit	326.5	324.2	0.7%
Gross margin (%)	36.9%	34.7%
Other operating expenses	(250.3)	(305.7)	(18.1%)

Operating income	76.2	18.5	311.9%

Adjusted EBITDA	$186.4	$168.9	10.4%
Adjusted EBITDA margin (%)	21.1%	18.1%

Net sales in Fluid Power in Fiscal 2016 were $884.9 million, a decrease of $50.6 million, or 5.4%, compared with net sales in Fiscal 2015 of $935.5 million. Excluding the adverse impact of movements in average currency exchange rates of $24.1 million, net sales decreased by 2.8%, or $26.5 million. Volumes drove this decrease, declining by almost 5% in Fiscal 2016 compared with Fiscal 2015, offset partially by favorable price impacts of $14.5 million.

Sales volumes to the energy and transportation end markets, which together accounted for 24.1% of Fluid Power’s Fiscal 2016 sales, declined by 14.4% and 7.4%, respectively. Oil and gas was the largest contributor to this decline, driven by falling energy prices that affected our Middle East and Singapore operations in particular. The lower transportation sales were concentrated in heavy-duty truck and bus sales, which declined by 8.8% in Fiscal 2016 compared with Fiscal 2015, particularly in the U.S. Partially offsetting the industrial volume declines were increased sales to the automotive end market, which comprised 19.7% of Fluid Power’s Fiscal 2016 sales, and had growth of 5.7% in Fiscal 2016. This was driven by solid demand from emerging European markets, benefiting volumes by approximately $14 million, and Western European sales of kits and waterpumps, which grew by approximately $19 million. Softening the overall decline in volumes were favorable pricing actions of $14.5 million in Fiscal 2016 compared with Fiscal 2015, most of which came from the replacement channels.

Fiscal 2016 cost of sales in Fluid Power was $558.4 million, a decrease of 8.7% or $52.9 million, compared with $611.3 million in Fiscal 2015. The gross margin of 36.9% for Fiscal 2016 was up from 34.7% in Fiscal 2015. The decrease in cost of sales was driven primarily by lower volumes of approximately $31 million, productivity improvements of $19.9 million, favorable impacts of $7.5 million from movements in average currency exchange rates and favorable product mix of $3.4 million in Fiscal 2016 compared with Fiscal 2015. Partially offsetting the cost of sales decreases were inventory adjustments related to our maintenance, repair and operations assets of $10.5 million, and labor inflation of $4.8 million as compared with Fiscal 2015. The 220 basis point improvement in gross margin was driven primarily by productivity improvements.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Fiscal 2016 other operating expenses in Fluid Power was $250.3 million, compared with $305.7 million in Fiscal 2015. Other operating expenses, primarily SG&A costs, decreased in Fiscal 2016 by $55.4 million compared with Fiscal 2015. This was driven primarily by a decrease in impairments recognized of $22.6 million in Fiscal 2016 compared with Fiscal 2015, which related mostly to the currency-driven impairment in Fiscal 2015 of the brands and trade name intangible. In addition, Gates recognized $8.1 million lower amortization of acquired intangible assets, $10.6 million lower selling and distribution costs and incurred lower operating SG&A spend of $4.2 million due to headcount reductions during Fiscal 2016 compared with Fiscal 2015.

Our Fluid Power segment recognized operating income of $76.2 million for Fiscal 2016, compared with operating income of $18.5 million in Fiscal 2015. Operating income includes depreciation and amortization, which decreased during Fiscal 2016 by $13.8 million compared with the prior year period. Operating income also includes the impairments, which decreased by $22.6 million compared with Fiscal 2015, driven by the impairment in Fiscal 2015 of an indefinite-lived brands and trade names intangible that was recognized as part of the purchase accounting at the time of the Acquisition. As these items are adjusted out of the segment measure of profitability, Adjusted EBITDA, they resulted in a year-over-year increase in operating income that is not reflected in Adjusted EBITDA.

Adjusted EBITDA was $186.4 million, an increase of 10.4% or $17.5 million, compared with $168.9 million in Fiscal 2015. The increase in Adjusted EBITDA was driven primarily by productivity improvements ($19.9 million), favorable pricing actions ($14.5 million), lower SG&A spend ($4.2 million) and favorable product mix ($3.4 million); partially offset by lower sales volumes ($15.0 million), inflation ($4.8 million) and unfavorable movements in average foreign currency exchange rates ($4.2 million). Adjusted EBITDA margin improved to 21.1% in Fiscal 2016, a 300 basis point improvement compared with 18.1% in Fiscal 2015 driven by a 220 basis point improvement in gross margins discussed above.

Fiscal 2015 Results Compared with Full Year 2014 Results

As the Company had and has no interest in any operations other than those of Pinafore Holdings B.V. and its subsidiaries, comparison of the results of the Post-Acquisition Predecessor with those of the Pre-Acquisition Predecessor is impacted only by the effects of the accounting for, and the financing of, the Acquisition. For the purposes of facilitating the discussion of Fiscal 2015 with the full year period ended January 3, 2015, we have therefore aggregated the Pre-Acquisition Predecessor and Post-Acquisition Predecessor periods of 2014 (“Full Year 2014”) as a comparable period to Fiscal 2015. In addition, we identify in the discussion where applicable the impact of the purchase accounting related to the Acquisition and the financing of the Acquisition.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

To provide additional context to these impacts, the table below sets out the effects of the purchase accounting adjustments on the Post-Acquisition Predecessor 2014 components of operating income (loss) from continuing operations:

		Purchase accounting adjustments
(dollars in millions)	Pre-purchase accounting	Inventory uplift	Depreciation	Amortization	Other	As reported
Net sales	$1,445.1	$—	$—	$—	$—	$1,445.1
Cost of sales	(900.8)	(121.4)	(6.1)	—	—	(1,028.3)

Gross profit	544.3	(121.4)	(6.1)	—	—	416.8
Selling, general and administrative expenses	(382.7)	—	(0.2)	(31.1)	(1.5)	(415.5)
Transaction-related costs	(97.0)	—	—	—	—	(97.0)
Impairments of goodwill and other assets	(0.6)	—	—	—	—	(0.6)
Restructuring costs	(8.2)	—	—	—	—	(8.2)
Other operating income (expense)	9.5	—	—	—	(9.6)	(0.1)

Operating income (loss) from continuing operations	$65.3	$(121.4)	$(6.3)	$(31.1)	$(11.1)	$(104.6)

Gates Summary

(dollars in millions)	Fiscal 2015	Full Year 2014	Post-Acquisition Predecessor 2014	Pre-Acquisition Predecessor 2014
Net sales	$2,745.1	$3,042.2	$1,445.1	$1,597.1
Cost of sales	(1,709.0)	(2,015.2)	(1,028.3)	(986.9)

Gross profit	1,036.1	1,027.0	416.8	610.2
Selling, general and administrative expenses	(784.5)	(815.7)	(415.5)	(400.2)
Transaction-related costs	(0.7)	(194.6)	(97.0)	(97.6)
Impairments of intangibles and other assets	(51.1)	(0.6)	(0.6)	—
Restructuring expenses	(15.6)	(22.0)	(8.2)	(13.8)
Other operating income (expense)	0.2	5.5	(0.1)	5.6

Operating income (loss) from continuing operations	184.4	(0.4)	(104.6)	104.2
Interest expense	(212.6)	(173.1)	(113.6)	(59.5)
Other income	69.7	48.5	47.8	0.7

Income (loss) from continuing operations before tax	41.5	(125.0)	(170.4)	45.4
Income tax benefit (expense)	9.2	51.9	83.2	(31.3)
Equity in net income of equity method investees, net of tax	0.2	0.5	0.3	0.2

Net income (loss) from continuing operations	$50.9	$(72.6)	$(86.9)	$14.3

Adjusted EBITDA	$547.2	$582.9	$262.5	$320.4
Adjusted EBITDA margin (%)	19.9%	19.2%	18.2%	20.1%

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Net Sales

Net sales in Fiscal 2015 were $2,745.1 million, a decrease of $297.1 million, or 9.8%, compared with net sales during Full Year 2014 of $3,042.2 million. Our net sales for Fiscal 2015 were adversely impacted by movements in average currency exchange rates of $253.6 million compared with Full Year 2014, due in particular to the strengthening of the U.S. dollar against the euro ($109 million), Mexican Peso ($27 million) and Brazilian Real ($25 million). Excluding this impact, net sales decreased by $43.5 million, or 1.4%, in Fiscal 2015 compared with Full Year 2014. This decrease was driven by lower volumes ($74.1 million), partially offset by higher sales prices ($24.6 million).

The volume decline was driven primarily by a decrease of $110.1 million in Fluid Power sales volumes, offset partially by an increase of $35.9 million in volumes in our Power Transmission business. Sales to the energy, agriculture and construction end markets declined by 11.3%, 12.5% and 5.0%, respectively. This industrial end market weakness was the result of falling energy prices and a global softening in industrial demand, particularly in developed markets such as Europe and North America. Sales into the transportation end market, particularly in Power Transmission, provided some resilience from these industrial headwinds. Also partially offsetting the overall volume declines was solid growth in the automotive end market, driven by a 4.8% growth in sales in Europe. Approximately $15 million of the pricing gains arose from our Power Transmission business, with the remaining approximately $10 million coming from Fluid Power sales. In both segments, the pricing was driven almost entirely by sales to the replacement channels.

Cost of Sales

Cost of sales in Fiscal 2015 were $1,709.0 million, a decrease of 15.2% or $306.2 million, compared with $2,015.2 million in Full Year 2014. The decrease was driven by purchase accounting adjustments related to the uplift of inventory balances of $121.4 million in Post-Acquisition Predecessor 2014, as well as favorable foreign exchange rate movements of approximately $113 million. Also contributing to the decrease were productivity improvements of $35.5 million. Lower production volumes contributed a further $44.3 million of the decrease in cost of sales from Full Year 2014 to Fiscal 2015. Partially offsetting these decreases were higher depreciation costs of $11.8 million (due primarily to purchase accounting adjustments), labor inflation of $8.3 million and unfavorable product mix of $3.1 million arising from a shift in the relative margins of products sold.

Gross Profit

The gross profit for Fiscal 2015 was $1,036.1 million, up 0.9% or $9.1 million, compared with $1,027.0 million in Full Year 2014. Our gross profit margin for Fiscal 2015 was 37.7%, up from 33.8% in Full Year 2014, due principally to the 2014 purchase accounting adjustments associated with inventory and fixed asset uplifts. Excluding these two purchase accounting impacts, our Full Year 2014 gross profit margin would have been 37.9%. The remaining change in the gross profit margin is attributable primarily to the impact of lower sales volumes compared with Full Year 2014 on a partially fixed cost base.

Selling, General and Administrative Expenses

Total SG&A expenses in Fiscal 2015 were $784.5 million, a decrease of 3.8% or $31.2 million, compared with $815.7 million in Full Year 2014. SG&A expenses were comprised primarily of selling and distribution costs, administrative costs, the amortization of acquired intangible assets and R&D costs.

Selling and distribution costs, which tend to move in proportion to sales, were $305.6 million in Fiscal 2015, compared with $338.8 million in Full Year 2014, a decrease of $33.2 million. Selling and distribution costs as a percentage of sales in Fiscal 2015 were flat at 11.1% compared with the prior year, as labor-related inflation costs were offset by headcount reductions.

The remainder of the SG&A expenses in Fiscal 2015 were $478.9 million, compared with $476.9 million in Full Year 2014, an increase of $2.0 million. The increase was due principally to a $15.2 million rise in the

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

amortization charge related to the step-up of intangible assets as part of purchase accounting in the prior year (the acquired intangible asset amortization increased from approximately $146 million in Full Year 2014 to approximately $161 million in Fiscal 2015). Partially offsetting these increases were the impacts from labor savings of approximately $15 million, largely resulting from the realignment of our expense base globally and by function.

Transaction-Related Costs

Transaction-related costs in Fiscal 2015 were $0.7 million, compared with $194.6 million during Full Year 2014. In both periods, these expenses related primarily to costs recognized primarily in respect of the Acquisition, including advisory fees, change of control costs relating to share based compensation awards and the accelerated vesting of such awards, and payments due to holders of share awards and options to compensate those holders for the loss in value of their interests due to the distribution of certain non-core assets to the Company’s indirect owners. In Pre-Acquisition Predecessor 2014, transaction-related costs also included fees incurred to position the Company, at that time, for an asset sale or to become a public company.

Impairment of Goodwill and Other Assets

For Fiscal 2015, we recognized impairments of $51.1 million, including $44.0 million in relation to the U.S. dollar denominated indefinite-lived brands and trade names intangible, that was recognized as part of the purchase accounting at the time of the Acquisition. The impairment arose due to the strengthening of the U.S. dollar against the currencies in which the sales supporting the value of this asset were denominated. A further impairment of $6.7 million was recognized in relation to property, plant and equipment in Brazil, as a result of the challenging trading conditions in that region, which have been exacerbated by the significant devaluation of the Brazilian Real against the U.S. dollar.

For the Full Year 2014, we recognized impairments of $0.6 million, relating primarily to the discontinuation of a select software system.

Restructuring Expenses

During Fiscal 2015, we recognized restructuring expenses of $15.6 million, which related primarily to severance expenses incurred across both segments as part of the right-sizing of our operations and the streamlining of our global corporate cost functions.

During Full Year 2014, restructuring expenses of $22.0 million were recognized, of which $18.4 million related to the closure of the Ashe County plant within the United States. Also during Full Year 2014, $1.8 million of severance and related costs were incurred in relation to the closure of the London corporate center.

Other Operating Income (Expense)

During Fiscal 2015, we recognized income of $0.2 million, primarily in relation to the closure of a European facility in a prior period.

During Full Year 2014, we recognized income of $5.5 million, primarily in relation to sales of land and buildings in Mexico and the United States.

Operating Income (Loss) from Continuing Operations

Operating income from continuing operations in Fiscal 2015 was $184.4 million, compared with a loss of $0.4 million in Full Year 2014. This loss was driven primarily by the transaction-related costs incurred in connection with the Acquisition.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Interest Expense

The interest expense for Fiscal 2015 was $212.6 million, compared with $173.1 million for Full Year 2014. Our interest expense may be analyzed as follows:

(dollars in millions)	Fiscal 2015	Full Year 2014	Post- Acquisition Predecessor 2014	Pre- Acquisition Predecessor 2014
Borrowings:
—Interest on bank and other loans:
Dollar Term Loan	$116.4	$61.0	$61.0	$—
Euro Term Loan	10.6	6.1	6.1	—
Dollar notes	64.9	33.9	33.9	—
Euro notes	15.7	9.0	9.0	—
Term loan A and B	—	34.4	—	34.4
Other bank loans	1.7	2.7	1.3	1.4
Second Lien Notes	—	17.1	0.7	16.4
2015 Notes	0.4	1.0	0.2	0.8

	209.7	165.2	112.2	53.0
Net loss on financial liabilities held at amortized cost	—	4.3	—	4.3
Other interest expense	2.9	3.6	1.4	2.2

	$212.6	$173.1	$113.6	$59.5

Details of our debt are presented in note 17 of our audited consolidated financial statements included elsewhere in this prospectus. Interest expense includes the amortization of issue costs incurred in relation to the borrowings.

The increase in interest expense during Fiscal 2015 compared with Full Year 2014 was due largely to the new debt structure entered into on July 3, 2014 as a part of the Acquisition financing, partially offset by the impact of the settlement of legacy debt during Pre-Acquisition Predecessor 2014.

Other Income

Other income for Fiscal 2015 was $69.7 million, compared with other income of $48.5 million for Full Year 2014. Our other income may be analyzed as follows:

(dollars in millions)	Fiscal 2015	Full Year 2014	Post- Acquisition Predecessor 2014	Pre- Acquisition Predecessor 2014
Interest on bank deposits	$1.8	$2.0	$1.0	$1.0
Currency transaction gain (loss) on net debt and hedging instruments	67.7	63.5	63.9	(0.4)
Financing fees related to the Acquisition	—	(17.1)	(17.1)	—
Other	0.2	0.1	—	0.1

	$69.7	$48.5	$47.8	$0.7

Other income in both periods included significant currency transaction gains related to our new euro debt, prior to its designation as a net investment hedge during the first quarter of 2015. In Full Year 2014, this gain was partially offset by bridge financing commitment fees of $17.1 million incurred in relation to the Acquisition.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Income Tax Benefit (Expense)

During Fiscal 2015, the income tax benefit attributable to continuing operations was $9.2 million on a profit before tax of $41.5 million compared to an income tax benefit attributable to continuing operations of $51.9 million on a loss before tax of $125.0 million during Full Year 2014.

Our effective tax rate for Fiscal 2015 was lower than our statutory rate of 35% primarily as a result of our geographical mix of earnings, which included a $26.0 million benefit from non-operating gains of $74.2 million not subject to taxation. In addition, our rate was reduced by manufacturing incentives, company owned life insurance, tax law changes, and the release of uncertain tax positions of $32.2 million. These reductions in the rate were partially offset by U.S. tax on foreign earnings and valuation allowances of $35.4 million.

Our effective tax rate for Full Year 2014 was lower than our statutory rate of 35% as a result of our geographical mix of earnings, affected primarily by the Acquisition, manufacturing incentives, company owned life insurance, and the release of uncertain tax positions of $105.3 million. These reductions in the rate were partially offset by U.S. tax on foreign earnings and non-deductible acquisition-related transaction costs of $99.3 million.

Adjusted EBITDA

Adjusted EBITDA for Fiscal 2015 was $547.2 million, a decrease of 6.1% or $35.7 million, compared with $582.9 million for Full Year 2014. Unfavorable movements in average currency exchange rates impacted Adjusted EBITDA by $77.8 million. Excluding foreign exchange impacts, Adjusted EBITDA grew by 7.2% or $42.1 million in Fiscal 2015 compared with Full Year 2014 due to productivity improvements in cost of sales of $35.5 million, lower SG&A spend of $21.0 million and benefits from higher selling prices of $24.6 million. Partially offsetting the increases in Adjusted EBITDA was the impact of lower sales volumes of $29.9 million incurred in Fiscal 2015. The Adjusted EBITDA margin was 19.9% for Fiscal 2015, a 70 basis point improvement compared with 19.2% for Full Year 2014.

For a reconciliation of net income (loss) to Adjusted EBITDA for each of the periods presented and the calculation of the Adjusted EBITDA margin, see “—Non-GAAP Measures.”

Analysis by Operating Segment

Power Transmission (65.9% of Gates’ Fiscal 2015 net sales)

(dollars in millions, unless otherwise stated)	Fiscal 2015	Full Year 2014	Post- Acquisition Predecessor 2014	Pre- Acquisition Predecessor 2014	Year over Year Change
Net sales	$1,809.6	$1,945.2	$919.4	$1,025.8	(7.0%)
Cost of Sales	(1,097.7)	(1,231.4)	(583.2)	(648.2)	(10.9%)

Gross Profit	711.9	713.8	336.2	377.6	(0.3%)
Gross margin (%)	39.3%	36.7%	36.6%	36.8%
Other operating expenses	(546.0)	(658.8)	(310.3)	(348.5)	(17.1%)

Operating income	165.9	55.0	25.9	29.1	201.6%

Adjusted EBITDA	$378.3	$400.0	$179.6	$220.4	(5.4%)
Adjusted EBITDA margin (%)	20.9%	20.6%	19.5%	21.5%

Net sales in Power Transmission in Fiscal 2015 were $1,809.6 million, decreased by $135.6 million, or 7.0%, compared with net sales during Full Year 2014 of $1,945.2 million. Excluding the adverse impact of movements in average currency exchange rates of $190.1 million, net sales increased by 2.8%, or $54.5 million, compared to Full Year 2014. This was driven by higher sale volumes ($35.9 million) and favorable pricing actions ($14.7 million). Power Transmission’s sales volumes into the automotive end market, which grew by

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

5.8% during Fiscal 2015 compared with Full Year 2014, were split roughly equally between replacement and first-fit channels. Partially offsetting this growth was a decline in sales to the agriculture and construction end markets, which decreased by 12.6% and 7.6%, respectively, particularly in North America, in Fiscal 2015 compared with Full Year 2014. Favorable pricing actions of $14.7 million in Fiscal 2015 compared with Full Year 2014, focused in the replacement channels, helped to further drive the overall growth.

Fiscal 2015 cost of sales in Power Transmission was $1,097.7 million, a decrease of 10.9% or $133.7 million, compared with $1,231.4 million in Full Year 2014. The gross margin of 39.3% for Fiscal 2015 was up from 36.7% during Full Year 2014. The decrease in cost of sales was driven primarily by favorable impacts of $84.5 million from movements in average currency exchange rates, the inventory uplift in 2014 relating to the purchase accounting in connection with the Acquisition (a one-time increase to cost of sales in 2014 of $59.9 million) and productivity improvements in 2015 of $9.5 million. Partially offsetting the cost of sales decrease was the impact of higher volumes of approximately $25 million. The 260 basis point improvement in gross margin was driven primarily by the inventory uplift in Full Year 2014 and productivity improvements in Fiscal 2015.

Fiscal 2015 other operating expenses in Power Transmission was $546.0 million, a decrease of $112.8 million, or 17.1%, compared with $658.8 million in Full Year 2014. This decrease was driven primarily by $128.6 million of lower transaction-related costs being incurred in Fiscal 2015 compared with Full Year 2014, relating to the acquisition of Gates by Blackstone in July 2014. Operating SG&A costs decreased due primarily to cost-saving initiatives ($13.4 million) and lower selling and distribution costs ($15.0 million). Share-based compensation costs were reduced during Fiscal 2015 by $5.3 million, due to the closure of legacy share plans in 2014 and establishment of new plans following the acquisition of Gates by Blackstone. Partially offsetting the decrease was a currency driven impairment charge of $28.3 million recognized in Fiscal 2015 related to the brands and trade name intangible asset. Other operating expenses increased by $5.8 million due to the higher amortization charge on acquired intangible assets in Fiscal 2015 compared with Full Year 2014.

Our Power Transmission segment recognized operating income of $165.9 million for Fiscal 2015, compared with operating income for Full Year 2014 of $55.0 million.

Adjusted EBITDA in Fiscal 2015 was $378.3 million, a decrease of $21.7 million, or 5.4%, compared with $400.0 million in Full Year 2014. Unfavorable movements in average currency exchange rates impacted Adjusted EBITDA by $59.7 million. Excluding foreign exchange impacts, Adjusted EBITDA grew by 9.5% ($38.0 million) in Fiscal 2015 compared with Full Year 2014, driven primarily by higher sales volumes ($11.0 million), favorable pricing actions ($14.7 million), lower SG&A spend ($13.4 million) and productivity improvements in cost of sales ($9.5 million), partially offset by unfavorable product mix ($6.9 million) and inflation ($5.3 million). Adjusted EBITDA margin increased to 20.9% in Fiscal 2015 from 20.6% in Full Year 2014.

Fluid Power (34.1% of Gates’ Fiscal 2015 net sales)

(dollars in millions, unless otherwise stated)	Fiscal 2015	Full Year 2014	Post-Acquisition Predecessor 2014	Pre-Acquisition Predecessor 2014	Year over Year Change
Net sales	$935.5	$1,097.0	$525.7	$571.3	(14.7%)
Cost of Sales	(611.3)	(783.8)	(378.2)	(405.6)	(22.0%)

Gross Profit	324.2	313.2	147.5	165.7	3.5%
Gross margin (%)	34.7%	28.6%	28.1%	29.0%
Other operating expenses	(305.7)	(368.6)	(173.7)	(194.9)	(17.1%)

Operating income (loss)	$18.5	$(55.4)	$(26.2)	$(29.2)	133.4%

Adjusted EBITDA	$168.9	$182.9	$82.9	$100.0	(7.7%)
Adjusted EBITDA margin (%)	18.1%	16.7%	15.8%	17.5%

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Sales in Fluid Power in Fiscal 2015 were $935.5 million, a decrease of 14.7%, or $161.5 million, compared with net sales in Full Year 2014 of $1,097.0 million. Excluding the adverse impact of movements in average currency exchange rates of $63.5 million, net sales decreased by 8.9%, or $98.0 million, compared with Full Year 2014. This was driven by lower sales volumes ($110.1 million) offset partially by higher prices ($9.9 million). Volumes declined across all of our end markets in Fiscal 2015 compared with Full Year 2014. Sales to the energy, general industrial and agriculture end markets, which comprised over half of our Fiscal 2015 sales, declined by 13.3%, 13.3% and 12.4%, respectively. Fluid Power sales across all regions decreased during Fiscal 2015 compared with Full Year 2014, but demand was particularly low in the U.S. Favorable pricing actions of $9.9 million, primarily in the replacement channels, somewhat offset these overall volume decreases.

Fiscal 2015 cost of sales in Fluid Power was $611.3 million, a decrease of 22.0%, or $172.5 million, compared with $783.8 million in Full Year 2014, with a Fiscal 2015 gross margin of 34.7% and a Full Year 2014 gross margin of 28.6%. The decrease in cost of sales was driven primarily by lower volumes of approximately $69 million, impacts of the inventory uplift in 2014 of approximately $61 million, favorable movements in average currency exchange rates of $28.4 million, productivity improvements of $26.0 million and favorable mix of $3.8 million in Fiscal 2015 compared with Full Year 2014. Partially offsetting the cost of sales decreases were labor inflation of $3.0 million and higher depreciation of $7.0 million as compared with Full Year 2014. The 610 basis point improvement in gross margin was driven primarily by the inventory uplift in 2014 and enhanced productivity in 2015.

Fiscal 2015 other operating expenses in Fluid Power was $305.7 million, a decrease of 17.1%, or $62.9 million, compared with $368.6 million in Full Year 2014. This decrease was driven primarily by $65.3 million of lower transaction-related costs being incurred in Fiscal 2015 compared with Full Year 2014, relating to the acquisition of Gates by Blackstone in July 2014. Selling and distribution costs decreased by $18.2 million in Fiscal 2015 compared to Full Year 2014. Operating SG&A costs decreased by $7.6 million from Full Year 2014 to Fiscal 2015, due primarily to labor cost reductions. Partially offsetting these decreases was a currency driven impairment charge of $23.5 million recognized in Fiscal 2015 related to the brands and trade name intangible asset. In addition, there was a $9.4 million higher amortization charge on acquired intangible assets in Fiscal 2015 compared with Full Year 2014.

Our Fluid Power segment recognized operating income of $18.5 million for Fiscal 2015, compared with operating loss for Full Year 2014 of $55.4 million.

Adjusted EBITDA was $168.9 million in Fiscal 2015, a decrease of 7.7%, or $14.0 million, compared with $182.9 million in Full Year 2014. Unfavorable movements in average currency exchange rates impacted Adjusted EBITDA by $18.1 million. Excluding foreign exchange impacts, Adjusted EBITDA grew by 2.2% ($4.1 million) in Fiscal 2015 compared with Full Year 2014 driven primarily by productivity improvements in cost of sales ($26.0 million), favorable pricing actions ($9.9 million), less SG&A spend ($7.6 million) and favorable product mix ($3.8 million), partially offset by lower sales volumes ($40.9 million) and inflation ($3.0 million). Adjusted EBITDA margin consequently improved to 18.1% in Fiscal 2015 from 16.7% in Full Year 2014.

Liquidity and Capital Resources

Treasury Responsibilities and Philosophy

Our primary liquidity and capital resource needs are for working capital, debt service requirements, capital expenditures, facility expansions and acquisitions. We expect to finance our future cash requirements with cash on hand, cash flows from operations and, where necessary, borrowings under our revolving credit facilities. We have historically relied on our cash flow from operations and various debt and equity financings for liquidity.

Our central treasury function is responsible for procuring our financial resources and maintaining an efficient capital structure, together with managing our liquidity, foreign exchange and interest rate exposures. All

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

treasury operations are conducted within strict policies and guidelines that are approved by the Board. Compliance with those policies and guidelines is monitored by the regular reporting of treasury activities to the Board.

A key element of our treasury philosophy is that funding, interest rate and currency decisions and the location of cash and debt balances are centrally managed. Our borrowing requirements are met by raising funds in the most favorable markets. Management may retain a portion of net debt in the foreign currencies in which the net assets of our operations are denominated. The desired currency profile of net debt can be achieved by either sourcing debt in the foreign currency or entering into currency derivative contracts.

From time to time, we enter into currency derivative contracts to manage currency transaction exposures. Similarly from time to time we may enter into interest rate derivatives to maintain the desired mix of floating and fixed rate debt.

Our portfolio of cash and cash equivalents is managed such that there is no significant concentration of credit risk in any one bank or other financial institution. Management monitors closely the credit quality of the institutions with which it holds deposits. Similar considerations are given to our portfolio of derivative financial instruments.

Our borrowing facilities are monitored against forecast requirements and timely action is taken to put in place, renew or replace credit lines. Management’s policy is to manage liquidity risk by diversifying our funding sources and by staggering the maturity of our debt.

As market conditions warrant, we and our majority equity holders, Blackstone and its affiliates, may from time to time, depending upon market conditions, seek to repurchase debt securities that we have issued or loans that we have borrowed in privately negotiated or open market transactions, by tender offer or otherwise. Subject to any applicable limitations contained in the agreements governing our indebtedness, any such purchases may be funded by existing cash balances or the incurrence of new secured or unsecured debt, including borrowings under our credit facilities. The amounts involved in any such purchase transactions, individually or in the aggregate, may be material. Any such purchases may relate to a substantial amount of a particular tranche of debt, with a corresponding reduction in the trading liquidity of that debt. In addition, any such purchases made at prices below the “adjusted issue price” (as defined for U.S. federal income tax purposes) may result in taxable cancellation of indebtedness income to us, which amounts may be material, and result in related adverse tax consequences to us.

It is our policy to retain sufficient liquidity throughout the capital expenditure cycle to maintain our financial flexibility. We do not anticipate any material long-term deterioration in our overall liquidity position in the foreseeable future. Management believes that the current level of working capital is sufficient for Gates’ present requirements.

Cash Flow

Nine months ended September 30, 2017 compared to the nine months ended October 1, 2016:

Cash provided by operations was $142.6 million during the first nine months of 2017 compared with $200.4 million during the prior year period. Operating cash flow before movements in operating assets and liabilities was $259.5 million in the first nine months of 2017 compared with $235.1 million in the prior year period, an increase of $24.4 million that was due largely to the improved operational performance of Gates. Movements in operating assets and liabilities during the first nine months of 2017 gave rise to a decrease of $116.9 million in cash generated from operations compared with $34.7 million decrease in the prior year period. This decrease, or further spend of cash, was driven primarily by the build of inventory and higher net trade receivable balances due to increased production and sales volumes.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Net cash outflow from investing activities in the first nine months of 2017 was $99.8 million, compared with the net cash outflow from investing activities of $36.0 million in the prior year period. In addition to a $21.7 million higher net capital expenditure, cash outflow from investing activities increased by $36.7 million due to the purchase by Gates of Techflow Flexibles, a fully integrated engineering, manufacturing and commercial operation.

Net cash outflow from financing activities was $58.2 million in the first nine months of 2017, compared with $94.6 million in the prior year period. The change in cash outflows from the first nine months of 2016 to that for the current year period was driven primarily by an excess cash flow payment of $38.2 million to our term loan lenders made in the first quarter of 2016. In addition, dividend payments to non-controlling shareholders in the prior year period were $13.5 million higher than in the first nine months of 2017. Partially offsetting these year-over-year decreases in financing cash outflows was $17.4 million of financing costs incurred in the first nine months of 2017 in relation to the debt refinancing in March 2017.

Fiscal 2016 compared to Fiscal 2015:

Cash provided by operations was $371.6 million in Fiscal 2016 compared with $275.9 million in Fiscal 2015. Operating cash flow before movements in operating assets and liabilities was $279.9 million compared with $246.6 million in Fiscal 2015, an increase of $33.3 million that was due largely to the improvement in operational performance. Movements in operating assets and liabilities during Fiscal 2016 gave rise to an increase of $91.7 million in cash generated from operations compared with $29.3 million in Fiscal 2015. This increase was driven primarily by the receipt of a tax refund in the United States of $41.3 million related to returns filed in prior periods. In addition, accounts receivable increased during Fiscal 2016 compared with Fiscal 2015 as sales rose, partially offset by a decrease in inventory driven primarily by more disciplined inventory management.

Net cash outflow from investing activities in Fiscal 2016 was $60.1 million, broadly flat with the net cash outflow from investing activities of $60.5 million in Fiscal 2015. Capital expenditure was lower in Fiscal 2016 at $68.1 million, compared with $85.8 million in Fiscal 2015, however Fiscal 2015 benefited from a decrease in restricted cash of $25.6 million (primarily related to the repayment of legacy debt with escrowed cash) compared with $2.7 million during Fiscal 2016.

Net cash outflow from financing activities was $110.8 million in Fiscal 2016, compared with an outflow of $73.9 million in Fiscal 2015. This was driven by $14.8 million higher repayment of debt in Fiscal 2016, primarily related to the Excess Cash Flow payment of $38.2 million made in the first quarter of 2016. In addition, dividend payments to non-controlling shareholders in Fiscal 2016 were $10.8 million higher than in Fiscal 2015.

As a result of the decreased debt, cash interest paid decreased to $198.8 million in Fiscal 2016 from $208.0 million in Fiscal 2015.

Fiscal 2015 compared to Full Year 2014:

Cash provided by operations was $275.9 million in Fiscal 2015 compared with $81.5 million in Full Year 2014. Operating cash flow before movements in operating assets and liabilities was $246.6 million compared with $8.8 million in Full Year 2014, an increase of $237.8 million that was due largely to the impact of transaction-related costs in Full Year 2014. Movements in operating assets and liabilities during Fiscal 2015 gave rise to an increase of $29.3 million in cash generated from operations compared with $72.7 million in Full Year 2014, although Pre-Acquisition Predecessor 2014 included a $121.4 million decrease in inventory as a result of the inventory uplift associated with purchase accounting.

Net cash outflow from investing activities in Fiscal 2015 was $60.5 million, compared with a net cash outflow from investing activities of $3,801.7 million in Full Year 2014, driven by the Acquisition. Capital expenditure was lower in Fiscal 2015 at $85.8 million, compared with $103.2 million in Full Year 2014.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Net cash outflow from financing activities was $73.9 million in Fiscal 2015, compared with an inflow of $3,742.3 million in Full Year 2014. This was driven by an investment by Blackstone in 2014 of $1.6 billion and the draw down of $4.1 billion of new debt to finance the Acquisition, partially offset by the repayment of the majority of the outstanding Pre-Acquisition Predecessor debt. As a result of the decreased debt, cash interest paid increased to $208.0 million in Fiscal 2015 from $116.0 million in Full Year 2014.

Indebtedness

As of September 30, 2017, our borrowings consisted principally of two term loans, two unsecured notes and two revolving credit facilities.

Our borrowings as of September 30, 2017 and December 31, 2016 may be analyzed as follows:

	Carrying amount		Principal amount
(dollars in millions)	As of September 30, 2017	As of December 31, 2016	As of September 30, 2017	As of December 31, 2016
Bank overdrafts	$0.6	$0.3	$0.6	$0.3
Bank and other loans:
—Secured
Term Loans (U.S. dollar and euro denominated)	2,457.0	2,540.9	2,504.7	2,600.3
—Unsecured
Senior Notes (U.S. dollar and euro denominated)	1,458.1	1,295.3	1,466.5	1,285.7
Other borrowings	0.4	0.4	0.4	0.4

	3,915.5	3,836.6	3,971.6	3,886.4

	$3,916.1	$3,836.9	$3,972.2	$3,886.7

Details of our borrowings, together with a reconciliation of their carrying amount to their principal amount, are presented in note 17 to our audited consolidated financial statements included elsewhere in this prospectus.

During March and April 2017, we completed several refinancing transactions to re-price the Euro Term Loans, extend the maturities of certain debt tranches and to change the currency and interest structure of our debt. An additional $150.0 million was raised as dollar notes in March 2017 and, in April €466.2 million was raised under the Euro Term Loan facility. The proceeds from these debt raisings were used to repay $650.0 million of the existing Dollar Term Loans.

Dollar and Euro Term Loans

Our secured credit facilities include a Dollar Term Loan credit facility and a Euro Term Loan credit facility that were drawn on July 3, 2014. For the Dollar Term Loan the interest rate is currently LIBOR, subject to a floor of 1%, plus a margin of 3.25% and as of September 30, 2017, borrowings under the Dollar Term Loan bore interest at a rate of 4.58% per annum. Euro Term Loan borrowings incur interest at Euro LIBOR, subject to a floor of 0%, plus a margin of 3.50% and as of September 30, 2017, borrowings under the Euro Term Loan bore interest at a rate of 3.50% per annum. As part of the April 2017 refinancing transaction, the maturity dates for both of the term loan facilities were extended from July 3, 2021 to March 31, 2024, with a springing maturity of April 15, 2022 if more than $500 million of the dollar notes remain outstanding at that time.

Both term loans are subject to quarterly amortization payments of 0.25%, based on the original principal amount less certain prepayments with the balance payable on maturity. During the first nine months of 2017, we

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

made quarterly amortization payments against the Dollar Term Loan and the Euro Term Loan of $15.0 million and $4.3 million, respectively. During Fiscal 2016, we made quarterly amortization payments against the Dollar Term Loan and the Euro Term Loan of $24.9 million and $2.2 million, respectively.

Under the terms of the credit agreement, we are obliged to offer annually to the term loan lenders, commencing in 2016, an ‘excess cash flow’ amount as defined under the agreement, based on the preceding year’s final results. Based on the Fiscal 2016 results, we did not need to make an excess cash flow payment as our leverage ratio as defined under the credit agreement has dropped below the threshold above which payments are required.

During the first nine months of 2017, a transactional foreign exchange loss of $80.0 million was recognized in respect of the Euro Term Loan, compared with a loss of $6.2 million in the prior year period. Of these losses, $50.3 million was recognized in other (expense) income in the first nine months of 2017 and $0 in the prior year period, and a $29.7 million loss was recognized in other comprehensive income in the first nine months of 2017 in respect of the Euro Term Loan as part of this facility has been designated as a net investment hedge of certain of Gates’ euro investments. In the prior year period, a loss of $6.2 million was recognized in other comprehensive income.

During Fiscal 2016, a transactional foreign exchange gain of $8.7 million was recognized in respect of the Euro Term Loan, compared with a gain of $23.6 million in Fiscal 2015. Of these gains, $0 million was recognized in other (expense) income in Fiscal 2016 and $31.0 million in Fiscal 2015, and an $8.7 million gain was recognized in other comprehensive income in Fiscal 2016 due to the designation of this facility as a net investment hedge of certain of our euro investments. In Fiscal 2015, a loss of $7.4 million was recognized in other comprehensive income.

As of September 30, 2017, the principal amount outstanding under the Dollar Term Loan was $1,733.7 million and the Euro Term Loan was $771.0 million (€655.2 million).

Unsecured Senior Notes

As of September 30, 2017, Gates had outstanding $1,190.0 million dollar notes and $276.5 million (€235.0 million) euro notes (collectively, the “Notes”). This includes $150 million of dollar notes that were issued on March 30, 2017 as part of the broader refinancing transaction (see “—Refinancing” below for further details). The Notes are scheduled to mature on July 15, 2022. The dollar notes bear interest at an annual fixed rate of 6% and the euro notes bear interest at an annual fixed rate of 5.75%. Interest payments are made semi-annually.

During the first nine months of 2017, a transactional foreign exchange loss of $30.8 million was recognized in other comprehensive income in respect of the euro notes as these notes had been designated as a net investment hedge of certain of Gates’ euro investments. During the prior year period, a loss of $7.4 million loss was recognized in other comprehensive income in respect of the euro notes. In Fiscal 2016 the principal on the euro notes was impacted by $10.6 million of favorable foreign exchange rates, compared with gains of $28.0 million in Fiscal 2015.

On and after July 15, 2017, we may redeem the Notes, at our option, in whole at any time or in part from time to time, at the following redemption prices (expressed as a percentage of the principal amount), plus accrued and unpaid interest to the redemption date:

	Dollar note redemption price	Euro note redemption price
During the year commencing:
—July 15, 2017	103.0%	102.875%
—July 15, 2018	101.5%	101.438%
—July 15, 2019 and thereafter	100.0%	100.000%

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

In the event of a change of control over the Company, each holder will have the right to require us to repurchase all of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase, except to the extent that we have previously elected to redeem the Notes (under the terms outlined above).

Revolving Credit Facility

Gates has a secured revolving credit facility that provides for multi-currency revolving loans up to an aggregate principal amount of $125.0 million, with a letter of credit sub-facility of $20.0 million. As of September 30, 2017 and December 31, 2016, there were $0 drawings for cash under the revolving credit facility and there were no letters of credit outstanding.

Debt under the revolving credit facility bears interest at a floating rate, which can be either a base rate as defined in the credit agreement plus an applicable margin or, at our option, LIBOR plus an applicable margin.

Asset-Backed Revolver

Gates has a revolving credit facility backed by certain of its assets in North America. The facility allows for loans of up to a maximum of $325.0 million ($321.7 million as of September 30, 2017 and $288.6 million as of December 31, 2016, based on the values of the secured assets on those dates) with a letter of credit sub-facility of $150.0 million. As of September 30, 2017 and December 31, 2016, there were $0 drawings for cash under the asset-backed revolver. Debt under the facility bears interest at a floating rate, which can be either a base rate as defined in the credit agreement plus an applicable margin or, at our option, LIBOR plus an applicable margin. The letters of credit outstanding under the asset-backed revolver were $57.0 million and $54.3 million as of September 30, 2017 and December 31, 2016, respectively.

Refinancing

During March and April 2017, we completed several refinancing transactions to re-price the Euro Term Loans, extend the maturities of certain debt tranches and to raise additional debt to repay existing debt. In March 2017, $150.0 million of new dollar notes was issued and in April an additional €466.2 million was borrowed under the Euro Term Loan facility. The proceeds from these transactions were used in April 2017 to repay $650.0 million of the existing Dollar Term Loan, keeping the refinancing transactions leverage neutral. A summary of the transactions and their effective closing dates are set out below:

Date	Debt Tranche	Nature of the transaction	Original position	Refinanced Position
March 30, 2017	Dollar notes	$150.0 million debt issued	$1,040.0 million	$1,190.0 million

Date	Debt Tranche	Nature of the transaction	Original position	Refinanced Position
April 7, 2017	Euro Term Loans	€466.2 million debt borrowed	€192.3 million	€658.5 million
(~$500 million equivalent)
		Repricing	Euro LIBOR + 3.25%, 1.00% floor	Euro LIBOR + 3.50%, 0.00% floor
		Term extension	July 3, 2021	March 31, 2024

	Dollar Term Loans	$650 million debt repayment	$2,392.5 million	$1,742.5 million
		Term extension	July 3, 2021	March 31, 2024

	Revolving Credit Facility	Term extension	July 3, 2019	July 3, 2022

	Asset-backed Revolver	Term extension	July 3, 2019	July 3, 2022

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The majority of the costs related to the refinancing transactions will be deferred and amortized to net income over the remaining term of the related debt using the effective interest method. In the first nine months of 2017, $15.4 million of refinancing costs were deferred on the balance sheet. Those refinancing costs that do not qualify for deferral are recognized in net income as they are incurred. In the first nine months of 2017, $2.0 million of refinancing costs were recognized in net income as transaction-related costs.

Net Debt

During the first nine months of 2017, our net debt increased by $78.0 million from $3,308.1 million as of December 31, 2016 to $3,386.1 million at September 30, 2017. We generated cash from operating activities of $142.6 million, offset by capital expenditures of $64.7 million and business acquisition costs of $36.7 million, which related to the purchase of Techflow Flexibles during June 2017. During the first nine months of 2017, in connection with the refinancing of our debt, we paid financing costs of $17.4 million. Dividend payments to minority shareholders in our joint ventures (primarily Nitta Corporation) were $17.9 million.

Movements in foreign currency had an unfavorable impact of $91.1 million on net debt during the first nine months of 2017, the majority of the movement relating to the impact of movements in the euro against the U.S. dollar on our euro-denominated debt.

During Fiscal 2016, our net debt decreased by $259.3 million from $3,567.4 million as of January 2, 2016 to $3,308.1 million at December 31, 2016. We generated cash from operating activities of $371.6 million, offset partially by capital expenditures of $68.1 million and dividend payments of $38.9 million to minority shareholders in our joint ventures (primarily Nitta Corporation).

Movements in foreign currency had a favorable impact of $6.7 million on net debt during Fiscal 2016, the majority of the movement relating to the impact of movements in the euro against the U.S. dollar on our euro-denominated debt.

Borrowing Headroom

As of September 30, 2017, our asset-backed revolving credit facility had a borrowing base of $321.7 million, being the maximum amount the Company can draw down based on the current value of the secured assets. The facility was undrawn for cash but there were letters of credit outstanding against the facility amounting to $57.0 million. We also have a secured revolving credit facility that provides for multi-currency revolving loans up to an aggregate principal amount of $125.0 million. We had drawn $0.6 million against uncommitted borrowing facilities (bank overdrafts) and had outstanding performance bonds, letters of credit and bank guarantees amounting to $3.3 million (in addition to those outstanding under the revolving credit facility).

Overall, therefore, our committed borrowing headroom was $385.8 million, in addition to cash balances of $530.0 million (including restricted cash of $1.6 million).

Cash Balances

Our central treasury function is responsible for maximizing the return on surplus cash balances within the constraints of our liquidity and credit policy. We achieve this, where possible, by controlling directly all surplus cash balances and pooling arrangements on an ongoing basis and by reviewing the efficiency of all other cash balances across our businesses on a weekly basis. Our policy is to apply funds from one part of Gates to meet the obligations of another part wherever possible, in order to ensure maximum efficiency in the use of our funds. No material restrictions apply that limit the application of this policy. We currently intend that earnings by foreign subsidiaries will be indefinitely reinvested in foreign jurisdictions in order to fund strategic initiatives (such as investment, expansion and acquisitions), fund working capital requirements and repay debt (both third-party and intercompany) of our foreign subsidiaries in the normal course of business.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We manage our cash balances such that there is no significant concentration of credit risk in any one bank or other financial institution. We monitor closely the quality of the institutions that hold our deposits. As of December 31, 2016, 91.8% of our cash balances were held with institutions rated at least A-1 by Standard & Poor’s and P-1 by Moody’s, compared with 85.6% as of January 2, 2016.

As of December 31, 2016, our total cash and investments were $528.8 million (including restricted cash), compared with $340.2 million as of January 2, 2016, of which $337.5 million was interest-earning, compared with $249.4 million as of January 2, 2016. All interest-earning deposits attract interest at floating rates. Of the total cash and investments balances, $300.3 million and $105.5 million was invested in short-term deposits by our Treasury department as of December 31, 2016 and January 2, 2016, respectively. $1.6 million and $4.5 million comprised restricted cash as of December 31, 2016 and January 2, 2016, respectively, primarily $1.4 million and $2.0 million held in escrow for insurance purposes as of December 31, 2016 and January 2, 2016, respectively. As of January 2, 2016, an additional $1.8 million was held in escrow for legacy debt purposes.

A further $96.5 million and $108.4 million of the total cash and investments balance was held in our non-wholly owned Asian subsidiaries as of December 31, 2016 and January 2, 2016, respectively. The remaining total cash and investments balances of $130.4 million as of December 31, 2016 and $121.8 million as of January 2, 2016 were held in centrally-controlled pooling arrangements and with local operating companies. As of December 31, 2016, $345.5 million of our cash balance was under the direct control of Gates Treasury, compared with $143.9 million as of January 2, 2016.

Off-Balance Sheet Arrangements

We have not entered into any transaction, agreement or other contractual arrangement that is considered to be an off-balance sheet arrangement that is required to be disclosed other than operating lease commitments.

Tabular Disclosure of Contractual Obligations

Our consolidated contractual obligations and commercial commitments are summarized in the following table which includes aggregate information about our contractual obligations as of December 31, 2016 and the periods in which payments are due, based on the earliest date on which we could be required to settle the liabilities.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Floating interest payments and payments and receipts on interest rate derivatives are estimated based on market interest rates prevailing at the balance sheet date. Amounts in respect of operating leases and purchase obligations are items that we are obligated to pay in the future, but they are not required to be included on the consolidated balance sheet.

		Earliest period in which (payment)/receipt due
(in millions)	Total	Less than 1 year	1 - 3 years	3 - 5 years	After 5 years
Bank overdrafts and debt(1):
—Principal	$(3,886.7)	$(27.4)	$(54.2)	$(2,519.4)	$(1,285.7)
—Interest payments(2)(3)	(980.3)	(188.2)	(372.3)	(343.2)	(76.6)
Derivative financial instruments:
—Payments(4)	(54.0)	(19.7)	(29.3)	(5.0)	—
—Receipts(4)	47.6	12.1	27.8	7.7	—
Capital leases	(1.8)	(0.3)	(0.6)	(0.6)	(0.3)
Operating leases	(142.5)	(27.8)	(30.5)	(16.4)	(67.8)
Post-retirement benefits(5)	(16.0)	(16.0)	—	—	—
Indemnified tax liabilities	(3.4)	(3.4)	—	—	—
Purchase obligations(6)	(31.1)	(22.7)	(6.9)	(1.5)	—

Total	$(5,068.2)	$(293.4)	$(466.0)	$(2,878.4)	$(1,430.4)

(1)	During March and April 2017, Gates completed several refinancing transactions to re-price the Euro Term Loans, extend the maturities of certain debt tranches and to raise additional debt to repay existing debt. In March 2017, $150.0 million of new dollar notes was raised and an additional €466.2 million was raised under the Euro Term Loan facility. The proceeds from these transactions were used in April 2017 to repay $650.0 million of the existing Dollar Term Loan, keeping the refinancing transactions leverage neutral.

The result of this refinancing on the annual expected principal and interest payments is not significant; however, the extension of the maturities of certain of the debt tranches has changed the interest expected to be paid in after five years to $291.3 million. In addition, this extension has decreased the expected principal payments in years three through five from $2,519.4 million to $48.6 million and increased the expected principal payments after five years from $1,285.7 million to $3,750.8 million.

(2)	Future interest payments include payments on fixed and floating rate debt.
(3)	Floating rate interest payments are estimated based on market interest rates and terms prevailing as of December 31, 2016.
(4)	Receipts and payments on foreign currency derivatives, interest rate caps and currency forwards are estimated based on market rates prevailing as of December 31, 2016.
(5)	Post-retirement benefit obligations represent our expected cash contributions to its defined benefit pension and other post-retirement benefit plans in 2017. It is not practicable to present expected cash contributions for subsequent years because they are determined annually on an actuarial basis to provide for current and future benefits in accordance with federal law and other regulations.
(6)	A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on us and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

Non-GAAP Measures

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP measure that represents net income or loss for the period before the impact of income taxes, net finance costs, depreciation and amortization. EBITDA is widely used by securities analysts,

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

investors and other interested parties to evaluate the profitability of companies. EBITDA eliminates potential differences in performance caused by variations in capital structures (affecting net finance costs), tax positions (such as the availability of net operating losses against which to relieve taxable profits), the cost and age of tangible assets (affecting relative depreciation expense) and the extent to which intangible assets are identifiable (affecting relative amortization expense).

Management uses Adjusted EBITDA as its key profitability measure. This is a non-GAAP measure that represents EBITDA before certain items that impact comparison of the performance of our businesses either period-over-period or with other businesses. We use Adjusted EBITDA as our measure of segment profitability to assess the performance of our businesses and it is used for total Gates as well because we believe it is important to consider our profitability on a basis that is consistent with that of our operating segments. We believe that Adjusted EBITDA should, therefore, be made available to securities analysts, investors and other interested parties to assist in their assessment of the performance of our businesses.

During the periods presented, the items excluded from EBITDA in arriving at Adjusted EBITDA primarily included:

•	the effect on cost of sales of the uplift to the carrying amount of inventory held by Gates at the date of the Acquisition;

•	the non-cash charges in relation to share-based compensation;

•	transaction-related costs incurred in business combinations and major corporate transactions;

•	impairments, comprising impairments of goodwill and significant impairments or write downs of other assets;

•	net interest relating to post-retirement benefit obligations, significant lump-sum settlements and the amortization of prior period actuarial gains and losses;

•	restructuring costs;

•	the net gain or loss on disposals and on the exit of businesses; and

•	fees paid to our private equity sponsor for monitoring, advisory and consulting services.

Differences exist among our businesses and from period to period in the extent to which their respective employees receive share-based compensation or a charge for such compensation is recognized. Similarly, non-cash net interest relating to post-retirement benefit obligations, significant lump-sum settlements and the amortization of prior period actuarial gains and losses may cause differences between our businesses and from period to period when comparing performance. We therefore exclude from Adjusted EBITDA the non-cash charges in relation to share-based compensation and the above adjustments related to post-retirement benefits in order to assess the relative performance of our businesses.

We exclude from Adjusted EBITDA those acquisition-related costs that are required to be expensed in accordance with ASC 805 ‘Business Combinations,’ in particular, the effect on cost of sales of the uplift to the carrying amount of inventory held by Gates at the date of the Acquisition, and costs associated with major corporate transactions because we do not believe that they relate to our performance. Other items are excluded from Adjusted EBITDA because they are individually or collectively significant items that are not considered to be representative of the performance of our businesses. During the periods presented we excluded restructuring costs that reflect specific actions taken by management to improve Gates’ future profitability; the net gain or loss on disposals of assets other than in the ordinary course of operations and gains and losses incurred in relation to non-Gates businesses disposed of in prior periods; and impairments of goodwill and significant impairments of other assets, representing the excess of their carrying amounts over the amounts that are expected to be recovered from them in the future.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

EBITDA and Adjusted EBITDA exclude items that can have a significant effect on our profit or loss and should, therefore, be used in conjunction with, not as substitutes for, profit or loss for the period. Management compensates for these limitations by separately monitoring net income from continuing operations for the period.

The following table reconciles the net income (loss), the most directly comparable GAAP measure, to EBITDA and Adjusted EBITDA:

(dollars in millions)	Nine months ended September 30, 2017	Nine months ended October 1, 2016	Fiscal 2016	Fiscal 2015	Full Year 2014	Post- Acquisition Predecessor 2014	Pre- Acquisition Predecessor 2014
Net income (loss)	$52.5	$69.0	$84.3	$50.9	$(122.9)	$(89.2)	$(33.7)
Income tax expense (benefit)	32.9	15.1	21.1	(9.2)	(51.9)	(83.2)	31.3
Net finance costs	225.1	157.1	205.9	142.9	124.6	65.8	58.8
Amortization	98.3	116.2	149.5	165.6	148.1	87.6	60.5
Depreciation	59.9	72.4	91.3	104.3	96.5	49.5	47.0

EBITDA	468.7	429.8	552.1	454.5	194.4	30.5	163.9
(Gain) loss on disposal of discontinued operations	(0.1)	(3.8)	(12.4)	—	2.4	2.3	0.1
Loss for the period from discontinued operations	—	—	—	—	47.9	—	47.9
Equity in net income of investees	—	(0.1)	(0.1)	(0.2)	(0.5)	(0.3)	(0.2)
Share-based compensation	2.9	3.3	4.2	4.3	11.8	0.9	10.9
Transaction-related costs	11.3	—	0.4	0.7	187.1	97.0	90.1
Inventory uplift	—	—	—	—	121.4	121.4	—
Impairment of inventory (included in cost of sales)	—	—	21.7	9.6	—	—	—
Other impairments	—	1.4	3.2	51.1	0.6	0.6	—
Benefit from sale of inventory impaired in a prior period	—	(0.6)	(1.0)	—	—	—	—
Restructuring expenses	8.3	8.0	11.4	15.6	22.0	8.2	13.8
Adjustments relating to post-retirement benefits	0.6	4.8	6.4	4.8	(3.3)	(1.3)	(2.0)
Other operating expense (income)	(0.1)	(0.3)	2.9	(0.2)	(5.5)	0.1	(5.6)
Sponsor fees	4.5	4.5	6.1	7.0	4.6	3.1	1.5

Adjusted EBITDA (continuing operations)	$496.1	$447.0	$594.9	$547.2	$582.9	$262.5	$320.4

Adjusted EBITDA Margin

Adjusted EBITDA margin is a non-GAAP measure that represents Adjusted EBITDA expressed as a percentage of sales. We use Adjusted EBITDA margin to measure the success of our businesses in managing our cost base and improving profitability.

(dollars in millions)	Nine months ended September 30, 2017	Nine months ended October 1, 2016	Fiscal 2016	Fiscal 2015	Full Year 2014	Post- Acquisition Predecessor 2014	Pre- Acquisition Predecessor 2014
Continuing operations
Net sales	$2,259.9	$2,079.3	$2,747.0	$2,745.1	$3,042.2	$1,445.1	$1,597.1
Adjusted EBITDA	$496.1	$447.0	$594.9	$547.2	$582.9	$262.5	$320.4
Adjusted EBITDA margin (%)	22.0%	21.5%	21.7%	19.9%	19.2%	18.2%	20.1%

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Net Debt

Management uses net debt, rather than the narrower measure of net cash and cash equivalents which forms the basis for the consolidated cash flow statement, as a measure of our liquidity and in assessing the strength of our balance sheet.

Management analyzes the key cash flow items driving the movement in net debt to better understand that from period to period and to assess the cash performance and utilization of Gates in order to maximize the efficiency with which resources are allocated. The analysis of cash movements in net debt also allows management to more clearly identify the level of cash generated from operations that remains available for distribution after servicing our debt and post-employment benefit obligations and after the cash impacts of acquisitions and disposals.

Net debt represents the net total of:

•	the carrying amount of our debt (bank overdrafts and bank and other loans); and

•	the carrying amount of cash and cash equivalents and restricted cash.

Net debt may be analyzed as follows:

(dollars in millions)	As of September 30, 2017	As of December 31, 2016	As of January 2, 2016
Borrowings:
—Bank overdrafts	$(0.6)	$(0.3)	$(0.3)
—Bank and other loans	(3,915.5)	(3,836.6)	(3,907.3)

Debt	(3,916.1)	(3,836.9)	(3,907.6)
Cash and cash equivalents	528.4	527.2	335.7
Restricted cash	1.6	1.6	4.5

Net debt	$(3,386.1)	$(3,308.1)	$(3,567.4)

Critical Accounting Estimates and Judgments

Details of our significant accounting policies are set out in note 2 to our audited consolidated financial statements included elsewhere in this prospectus.

When applying our accounting policies, management must make assumptions, judgments and estimates concerning the future that affect the carrying amounts of assets and liabilities at the balance sheet date, the disclosure of contingencies that existed at the balance sheet date and the amounts of revenue and expenses recognized during the accounting period. Management makes these assumptions, estimates and judgments based on factors such as historical experience, the observance of trends in the industries in which we operate and information available from our customers and other outside sources. Due to the inherent uncertainty involved in making assumptions, estimates and judgments, the actual outcomes could be different. An analysis of the key sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of Gates’ assets and liabilities within the next fiscal year is presented below.

Net Sales

We derive our net sales primarily from the sale of a wide range of power transmission and fluid power products and components for a large variety of industrial and automotive applications, both in the aftermarket and first-fit channels, throughout the world.

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Revenue from the sale of goods is measured at the invoiced amount net of estimated returns, early settlement discounts, rebates and sales tax and is recognized only when: (i) there is persuasive evidence of a sales agreement, typically in the form of a written sale or purchase agreement approved by both parties, (ii) the delivery of goods has occurred—this generally occurs upon passage of title which, depending on the arrangement with the customer, is typically upon release of the goods from the physical control of the Company or upon receipt of the goods by the customer and, where there are contractual acceptance provisions, when the customer has accepted the goods (or the right to reject them has lapsed); (iii) the sales price is fixed or determinable; and (iv) the collectability of revenue is reasonably assured.

Although the majority of our sales agreements contain standard terms and conditions, there may, at times, be agreements with customers that contain multiple elements or non-standard terms and conditions. As a result, judgment is required to determine the appropriate accounting for transactions under these agreements, including whether the specified deliverables should be treated as separate units of accounting for recognition purposes, and, if so, how the sales price should be allocated among the elements and when to recognize sales for each element. For delivered elements, sales are generally recognized only when the delivered elements have standalone value and there are no uncertainties regarding customer acceptance. Sales for service contracts generally are recognized as the services are provided.

Where a customer has the right to return goods, future returns are estimated based on historical returns profiles. Settlement discounts that may apply to unpaid invoices are estimated based on the settlement histories of the relevant customers and projected market conditions in the various markets we serve. Rebates that may apply to issued invoices are estimated based on expected total qualifying sales to the relevant customers.

Pension and Other Post-Employment Benefits

We operate pension plans throughout the world, covering the majority of our employees. Pension benefits are provided by way of both defined contribution plans and defined benefit plans. Our defined benefit pension plans are closed to new entrants. We also provide other post-employment benefits, principally health and life insurance coverage, to certain of our employees in North America by way of unfunded defined benefit plans.

We account for post-employment benefits in accordance with GAAP, whereby the cost of defined benefit plans is determined based on actuarial valuations of the plans that are carried out annually at our balance sheet date. The actuarial valuations are dependent on assumptions about the future that are made by management on the advice of independent qualified actuaries.

If actual experience differs from these assumptions, there could be a material change in the amounts recognized by us in respect of defined benefit plans in the next financial year.

As of December 31, 2016, the present value of these obligations was $1,156.8 million compared with $1,169.6 million as of January 2, 2016. The benefit obligations are calculated using a number of assumptions including future salary increases, increases to pension benefits, mortality rates and, in the case of post-employment medical benefits, the expected rate of increase in medical costs. The present value of the benefit obligations are calculated by discounting the benefit obligation using market yields on high-quality corporate bonds at the balance sheet date. As of December 31, 2016, the fair value of the pension plan assets was $1,018.0 million, compared with $1,040.3 million as of January 2, 2016.

The plan assets consist largely of listed securities and their fair values are subject to fluctuation in response to changes in market conditions.

Effects of changes in the actuarial assumptions underlying the benefit obligation, effects of changes in the discount rate applicable to the benefit obligation and effects of differences between the expected and actual return on the plan assets are classified as actuarial gains and losses and are recognized in other comprehensive

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

income. During Fiscal 2016, we recognized a net actuarial loss of $9.2 million. Further actuarial gains and losses will be recognized during the next financial year.

We estimate that a 0.5% decrease in market interest rates would increase our benefit obligation by 5.7%, or $65.4 million. Only 1.6% of the benefit obligation of $1,156.8 million as of December 31, 2016 is exposed to future salary increases. We estimate that a 0.50% increase in the salary scale would increase the benefit obligation by $1.0 million. Unless the benefit obligation is subject to a buy-out or buy-in, it is not practical to mitigate the effects of mortality risk. We estimate that if a one-year setback in mortality on the projected benefit obligation was measured, the benefit obligation would increase by 2.5%, or $28.8 million.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in the assumed health care cost trend rate as of December 31, 2016 would have the following effects:

(dollars in millions)	1% point increase $ million	1% point decrease $ million
Increase (decrease) in the total of service and interest cost	$0.2	$(0.2)
Increase (decrease) in the benefit obligation	$4.3	$(3.8)

An analysis of the assumptions that will be used by management to determine the cost of defined benefit plans that will be recognized in income or loss in the next financial year is presented in note 18 to our audited consolidated financial statements included elsewhere in this prospectus.

Impairment of Goodwill and Other Long-Lived Assets

Goodwill, other intangible assets and property, plant and equipment are tested for impairment if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Additionally, goodwill and other intangible assets that have indefinite useful lives are subject to an annual impairment test.

Goodwill

To identify a potential impairment of goodwill, the fair value of the reporting unit to which the goodwill is allocated is compared with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, the goodwill of the reporting unit is not considered impaired.

If the carrying amount of the reporting unit, including the goodwill, exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. The second step of the impairment test compares the implied fair value of the reporting unit with the carrying amount of goodwill. The implied fair value of goodwill represents the excess of the fair value of the reporting unit over the fair value of its identifiable assets and liabilities at the date of the impairment test. An impairment loss is recognized if and to the extent that the carrying amount of the goodwill exceeds its implied fair value.

Impairment tests were carried out on the goodwill balances as of the fiscal year end. Management based the fair value calculations on a weighted blend of the income and market approaches. The income approach was based on cash flow forecasts derived from the most recent 2017 financial plans approved by the Board, in which the principal assumptions were those regarding sales growth rates, selling prices and changes in direct costs. Forecasts for the following two years were based on region-specific growth assumptions determined by management, taking into account strategic initiatives.

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Cash flows for the years beyond this period for the reporting units to which individually significant amounts of goodwill were allocated were projected to grow at compound annual growth rates reflecting annual decreases over the next seven years from the 2019 growth rates to the terminal growth rate. For Gates as a whole, this growth rate was 4.8%. The terminal growth rate for all reporting units was set at 2.5%, a rate that does not exceed the expected long-term growth rates in the respective principal end markets.

Management applied discount rates to the resulting cash flow projections that reflect current market assessments of the time value of money and the risks specific to the reporting unit. In each case, the discount rate was determined using a capital asset pricing model. The discount rates used in the impairment tests of goodwill were in a range of 10.0% to 13.5% (January 2, 2016: in a range of 10.0% to 16.0%).

For all reporting units, the fair values exceeded the carrying values and did not necessitate the second step of the impairment test. Based on the assessments performed, no goodwill impairments were recognized during Fiscal 2016 or Fiscal 2015.

We base our fair value estimates on assumptions we believe to be reasonable at the time but that are unpredictable and inherently uncertain. In addition, we make certain judgments and assumptions in allocating shared assets and liabilities to determine the carrying values for each of our reporting units tested. Changes in assumptions or circumstances could result in an additional impairment in the period in which the change occurs and in future years.

Indefinite-Lived Assets Other than Goodwill

To identify a potential impairment of indefinite-lived assets other than goodwill, the fair value of the asset is compared with its carrying amount. If the fair value of the indefinite-lived asset exceeds its carrying amount, it is not considered impaired. Fair value is calculated based on the anticipated net cash inflows and outflows related to the indefinite-lived asset.

Fair value for our indefinite-lived brands and trade names intangible asset is determined using a relief from royalty valuation methodology in which the key assumptions included sales growth rates and an estimated royalty rate. Sales forecasts were determined on the same basis as those used for the annual impairment testing of goodwill (refer above).

Management applied discount rates to the calculated royalty savings that reflect current market assessments of the time value of money and the risks specific to each region in which those royalty savings arose. In each case, the discount rate was determined using a capital asset pricing model adjusted for a premium to reflect the higher risk specific to the nature of the intangible asset. The discount rates used in determining the December 31, 2016 fair value of the brands and trade names intangible were in a range of 11.0% to 16.5% (January 2, 2016: 11.0% to 19.0%).

As a result of the impairment testing, no impairment was recognized during Fiscal 2016. An impairment of $44.0 million was recognized during Fiscal 2015.

We base our fair value estimates on assumptions we believe to be reasonable at the time but that are unpredictable and inherently uncertain. Changes in assumptions or circumstances could result in an additional impairment in the period in which the change occurs and in future years.

Other Long-Lived Assets

A long-lived asset or finite lived intangible asset or asset group is considered to be impaired when the undiscounted expected future cash flows from the asset or asset group are less than its carrying amount. In that event, an impairment loss is recognized to the extent that the carrying amount of the asset or asset group exceeds

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

its fair value. Fair value is estimated as the present value of the expected future cash flows from the asset or asset group discounted at a rate commensurate with the risk involved. An impairment loss for an asset group is allocated to the long-lived and intangible assets of the group on a pro rata basis using the relative carrying amounts of those assets, with the limitation that the carrying amount of an individual asset is not reduced below its fair value.

As of December 31, 2016, the carrying amount of property, plant and equipment was $599.6 million, excluding assets held for sale, compared with $660.6 million as of January 2, 2016. No significant impairment of plant and equipment was recognized during Fiscal 2016. An impairment of plant and equipment in Gates South America for $6.7 million was recognized during Fiscal 2015.

The carrying amount of finite-lived intangible assets at December 31, 2016 was $1,674.7 million compared with $1,864.9 million as of January 2, 2016. During Fiscal 2016, an impairment of $2.0 million was recognized in relation to computer software but there were no significant impairments of finite-lived intangible assets recognized during either Fiscal 2015 or Post-Acquisition Predecessor 2014. During Pre-Acquisition Predecessor 2014, we recorded impairments in relation to Aquatic’s customer relationship intangible assets of $34.3 million.

Impairment losses may be recognized on assets within the next financial year if there are adverse changes in the variables and assumptions underlying the estimated future cash flows of the reporting units or asset group, or the discount rates that are applied to those cash flows.

Inventory

Inventories on a last in, first out (“LIFO”) and first in, first out (“FIFO”) basis are stated at the lower of cost or net realizable value. A valuation adjustment is made to inventory for any excess, obsolete or slow moving items based on management’s review of on-hand inventories compared with historical and estimated future sales and usage profiles.

Cost is generally determined on a FIFO basis, but the cost of certain U.S. inventories is determined on a LIFO basis. As of December 31, 2016, inventories whose cost was determined on a LIFO basis represented 35.5% of the total carrying amount of inventories, compared with 38.1% as of January 2, 2016.

As of December 31, 2016, the carrying value of inventories was $366.9 million compared with $415.7 million as of January 2, 2016. Should demand for our products decline during the next financial year, additional allowances may be necessary in respect of excess or slow-moving items.

Financial Instruments

Derivative financial instruments are recognized as an asset or a liability measured at their fair value at the balance sheet date. The fair value of derivatives continually changes in response to changes in prevailing market conditions and applicable credit risk spreads.

Where permissible under GAAP, we use hedge accounting to mitigate the impact of changes in the fair value of derivatives on income or loss but our results may be affected by changes in the fair values of derivatives where hedge accounting cannot be applied or due to hedge ineffectiveness.

Share-Based Compensation

Share-based compensation has historically been provided to certain of our employees under share option, bonus and other share award plans. The awards granted during Post-Acquisition Predecessor 2014, Fiscal 2015 and Fiscal 2016 were made under plans operated by Omaha Topco, and represent rights over its ordinary shares.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

A description of the plans in operation during the periods and the costs recognized by us in respect of those plans is presented in note 19 to the audited consolidated financial statements included elsewhere in this prospectus. We expect that the Omaha Topco plans will be assumed by Gates Industrial Corporation plc in connection with the pre-IPO reorganization transactions.

We recognize a compensation expense in respect of these plans that is based on the fair value of the awards, measured at the date of grant using either the Black-Scholes option-pricing formula or a Monte-Carlo valuation model and reflecting market performance conditions and all non-vesting conditions. Fair value is not subsequently remeasured unless the conditions on which the award was granted are modified.

Generally, the compensation expense for each separately vesting portion of the award is recognized on a straight-line basis over the vesting period for that portion of the award subject to continued service with us through each vesting date. A compensation expense is recognized for awards containing performance conditions only to the extent that it is probable that those performance conditions will be met. Adjustments are made to reflect expected and actual forfeitures during the vesting period due to failure to satisfy service conditions or performance conditions.

We expect to continue to grant stock options in the future, and, to the extent that we do, our stock-based compensation expense recognized in future periods will likely increase.

The Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying shares, the expected volatility of the price of our shares, risk-free interest rates, the expected term of the option and the expected dividend yield of our shares. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

•	Fair Value of Our Shares. As the Company’s shares are not publicly traded, we must estimate the fair value of our shares, as discussed in “—Share Valuations” below.

•	Expected Volatility. As we have not been a public company and do not have a trading history for our shares, the expected stock price volatility for our shares is estimated by taking the average historical price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the share option grants. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case more suitable companies whose share prices are publicly available would be used in the calculation.

•	Risk-free Interest Rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options for each option group.

•	Expected Term. The expected term represents the period that our share-based awards are expected to be outstanding. As we do not have sufficient historical experience for determining the expected term of the share option awards granted, we base our expected term for awards issued on the simplified method, which represents the average period from vesting to the expiration of the stock option.

•	Expected Dividend Yield. We have never declared or paid any cash dividends to shareholders and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we use an expected dividend yield of zero.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The fair values of the options issued by the Company at their grant date was measured using a Black-Scholes valuation model, with a large number of sample simulations run for Tiers II, III and IV. The fair values and relevant assumptions were as follows:

(U.S. dollars except as indicated)	Fiscal 2016	Fiscal 2015	Post- Acquisition Predecessor 2014
Fair value:
—Tier I	$2.96	$1.85	$2.37
—Tier II	$1.83	$1.27	$1.75
—Tier III	$1.46	$1.06	$1.49
—Tier IV	$1.56	$1.09	$1.52
Inputs to the model:
—Expected volatility	45.0%	45.0%	45.0%
—Expected option life for Tier I options	6.5 years	6.1 years	6.5 years
—Expected option life for Tier II, III and IV options	6.6 years	7.1 years	7.5 years
—Expected option life after liquidity event for Tier II, III and IV options	3.4 years	2.5 years	2.5 years
—Risk-free interest rate:
Tier I	1.54%	1.61%	2.15%
Tiers II, III and IV	1.56%	2.34%	2.34%
—Expected dividends	—	—	—

Share Valuations

The fair value of our shares has historically been determined based upon information available at the time of grant. Given the absence of a public trading market for our shares and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, or the Practice Aid, management has exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our shares at each grant date. These factors included:

•	our operating and financial performance;

•	current business conditions and projections;

•	the likelihood of achieving a liquidity event for the shares of shares underlying these stock options, such as an initial public offering or sale of our company, given prevailing market conditions;

•	the lack of marketability of our shares; and

•	the market performance of comparable publicly traded companies.

In valuing our shares, we determined the equity value of our business using a weighted blend of the income and market approaches. The income approach estimates the fair value of a company based on the present value of such company’s future estimated cash flows and the residual value of such company beyond the forecast period. These future values are discounted to their present values to reflect the risks inherent in such company achieving these estimated cash flows. Significant inputs of the income approach (in addition to our estimated future cash flows themselves) include the long-term growth rate assumed in the residual value, discount rate and normalized long-term operating margin. The terminal value was calculated to estimate our value beyond the forecast period by applying valuation metrics to the final year of our forecasted revenue and discounting that value to the present value using the same weighted average cost of capital applied to the forecasted periods.

Following the closing of our initial public offering, the fair value per share of our shares for purposes of determining stock-based compensation will be the closing price of our shares as reported on the applicable grant date.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Product Warranties

Provision is made for the estimated cost of future warranty claims on our products. Management bases the provision on historical experience of the nature, frequency and average cost of warranty claims and takes into account recent trends that might suggest that the historical claims experience may differ from future claims. Further provision may be necessary within the next financial year if actual claims experience differs from management’s estimates.

Taxation

We are subject to income tax in most of the jurisdictions in which we operate. Management is required to exercise significant judgment in determining our provision for income taxes. Management’s judgment is required in relation to uncertain tax positions whereby additional current tax may become payable in the future following the audit by tax authorities of previously-filed tax returns. It is possible that the final outcome of these uncertain tax positions may differ from management’s estimates.

Management assesses uncertain tax positions based upon an evaluation of the facts, circumstances and information available at the balance sheet date. Provision is made for uncertain tax positions to the extent that the amounts previously taken or expected to be taken in tax returns exceeds the tax benefits that are recognized in the consolidated financial statements in respect of the tax positions. A tax benefit is recognized in the consolidated financial statements only if management considers that it is more likely than not that the tax position will be sustained on examination by the relevant tax authority solely on the technical merits of the position and is measured as the largest amount of tax benefit that will more likely than not be realized upon settlement assuming that the tax authority has full knowledge of all relevant information. Provisions for uncertain tax positions are reviewed regularly and are adjusted to reflect events such as the expiration of limitation periods for assessing tax, guidance given by the tax authorities and court decisions.

Deferred tax assets and liabilities are recognized based on the expected future tax consequences of the difference between the financial statement carrying amount and the respective tax basis. Deferred taxes are measured on the enacted rates expected to apply to taxable income at the time the difference is anticipated to reverse. Deferred tax assets are reduced through the establishment of a valuation allowance if it is more likely than not that the deferred tax asset will not be realized taking into account the timing and amount of the reversal of taxable temporary differences, expected future taxable income and tax planning strategies.

Deferred tax is provided on certain taxable temporary differences arising on investments in foreign subsidiaries, except where we intend, and are able, to reinvest such amounts on a permanent basis or to remit such amounts in a tax-free manner.

Accounting Pronouncements Not Yet Adopted

Recently-issued accounting pronouncements that may be relevant to our operations but have not yet been adopted are outlined in note 2 to our audited consolidated financial statements and note 3 to our unaudited condensed consolidated financial statements, each included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

Our market risk includes the potential loss arising from adverse changes in foreign currency exchange rates, interest rates and commodity prices. From time to time, we use derivative financial instruments, principally foreign currency swaps, forward foreign currency contracts and interest rate caps (options), to reduce our exposure to foreign currency risk and interest rate risk. We do not hold or issue derivatives for speculative purposes and monitors closely the credit quality of the institutions with which we transact. Our objective in managing these risks is to reduce fluctuations in earnings and cash flows associated with changes in foreign currency exchange rates and interest rate movements.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

On a regular basis, we monitor third-party depository institutions that hold our cash and short-term investments, primarily for safety of principal and secondarily for maximizing yield on those funds. We diversify our cash and short-term investments among counterparties to minimize exposure to any one of these entities. We also monitor the creditworthiness of our customers and suppliers to mitigate any adverse impact.

Foreign Currency Exchange Risk

We have global operations and thus make investments and enter into transactions denominated in various foreign currencies. Our operating results are impacted by buying, selling and financing in currencies other than the functional currency of our operating companies. We monitor exposure to transactions denominated in currencies other than the functional currency of each country in which we operate, and enter into forward contracts to mitigate that exposure as needed. We also naturally hedge foreign currency through our production in the countries in which we sell our products.

In addition, we are exposed to currency risk associated with translating our functional currency financial statements into its reporting currency, which is the U.S. dollar. As a result, we are exposed to movements in the exchange rates of various currencies against the U.S. dollar. Translational foreign exchange risks arise predominantly on the potential increase in our significant euro debt when translated to U.S. dollars, as well as on the potential decreases in the value of our earnings, cash balances and other net assets denominated in euro and other currencies when translated to U.S. dollars.

The currency profiles of our cash and debt are centrally managed as are decisions about the location of cash. The currency profile of cash and debt, after taking into account the effect of forward currency swaps used to manage those profiles, were as follows:

(dollars in millions)	As of December 31, 2016	As of January 2, 2016
Cash and cash equivalents by currency:
—U.S. dollar	$336.8	$101.2
—Euro	45.2	66.1
—Chinese Yuan Renminbi	35.5	70.2
—Japanese Yen	20.8	15.9
—Other	88.9	82.3

	$527.2	$335.7

Debt (including bank overdrafts) by currency:
—U.S. dollar	$3,168.8	$3,228.9
—Euro	717.7	742.3
—British Pound	0.2	2.0

	$3,886.7	$3,973.2

As described in note 14 to the audited consolidated financial statements included elsewhere in this prospectus, we have designated €192.8 million of our Euro Term Loans, €235.0 million of our euro notes and a €254.5 million cross currency swap as hedges of the majority of our net investment in euro-denominated foreign operations. Changes in the value of these instruments resulting from fluctuations in the euro to U.S. Dollar exchange rate are accordingly recorded as foreign currency translation adjustments within other comprehensive income.

Interest Rate Risk

Our prevailing market risk on interest rates is the potential fluctuation in interest costs and in the fair value of long-term debt resulting from movements in interest rates.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We use interest rate caps as part of our interest rate risk management strategy to add stability to interest expense and to manage our exposure to interest rate movements. The interest rate caps are designated as cash flow hedges and involve the receipt of variable rate payments from a counterparty if interest rates rise above the strike rate on the contract in exchange for a premium. The following table summarizes the key terms of the interest rate derivatives held by the Company:

	Notional principal amount $ million	Interest rate
		Payable		Receivable
		Variable	Fixed	Variable	Fixed	Variable rate index
As of December 31, 2016
Maturity date:
—June 2019	1,000.0	—	1.3%	—	—	3 month LIBOR
As of January 2, 2016
Maturity date:
—June 2019	500.0	—	0.2%	—	—	3 month LIBOR
—September 2016	500.0	—	1.0%	—	—	3 month LIBOR

The interest rate profile of the Company’s financial assets and liabilities, after taking into account the effect of the interest rate hedging activities, was as follows:

	As of December 31, 2016				As of January 2, 2016
	Interest-bearing				Interest-bearing
(dollars in millions)	Floating rate	Fixed rate	Non-interest bearing	Total	Floating rate	Fixed rate	Non-interest bearing	Total
Financial assets:
Available-for-sale investments	$—	$—	$2.6	$2.6	$—	$—	$3.5	$3.5
Cash and cash equivalents	337.5	—	189.7	527.2	249.4	—	86.3	335.7
Restricted cash	—	—	1.6	1.6	—	—	4.5	4.5

	337.5	—	193.9	531.4	249.4	—	94.3	343.7
Financial liabilities:
Debt	(1,600.3)	(2,285.7)	(0.7)	(3,886.7)	(1,674.3)	(2,298.1)	(0.8)	(3,973.2)
Obligations under finance leases	—	(1.4)	—	(1.4)	—	(1.6)	—	(1.6)

	(1,600.3)	(2,287.1)	(0.7)	(3,888.1)	(1,674.3)	(2,299.7)	(0.8)	(3,974.8)

	$(1,262.8)	$(2,287.1)	$193.2	$(3,356.7)	$(1,424.9)	$(2,299.7)	$93.5	$(3,631.1)

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. Our debt facilities are monitored against forecast requirements and timely action is taken to put in place, renew or replace credit lines. We aim to reduce liquidity risk by diversifying our funding sources, maintaining adequate headroom under our debt facilities and by staggering the maturities of our debt.

We have established long-term credit ratings of Ba3 Stable with Moody’s and BB- Stable with Standard & Poor’s. Credit ratings are subject to regular review by the credit rating agencies and may change in response to economic and commercial developments.

For the expected timing of contractual cash flows relating to the financial liabilities and related financial assets see the table set out above under “—Tabular Disclosure of Contractual Obligations.”

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Commodity Risk

We source a wide variety of materials and components from a network of global suppliers. While such materials are typically available from numerous suppliers, commodity raw materials such as aluminum, steel and polymers are subject to price fluctuations, which could have a negative impact on our results. We primarily manage these risks through normal operating activities. We strive to pass along such commodity price increases to customers to avoid profit margin erosion and utilize lean initiatives to further mitigate the impact of commodity raw material price fluctuations as we achieve improved efficiencies. We historically have not entered into any derivative commodity instruments to manage the exposure to changing price risk for supplies, but we will continue to evaluate their viability.

Controls and Procedures

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting.

We have not performed an evaluation of our internal control over financial reporting, such as required by Section 404 of the Sarbanes-Oxley Act, nor have we engaged an independent registered public accounting firm to perform an audit of our internal control over financial reporting as of any balance sheet date or for any period reported in our financial statements. Presently, we are not an accelerated filer, as such term is defined by Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and therefore, our management is not presently required to perform an annual assessment of the effectiveness of our internal control over financial reporting. This requirement will first apply to our second Annual Report on Form 10-K after the completion of this offering.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

BUSINESS

Gates Overview

We are a global manufacturer of innovative, highly engineered power transmission and fluid power solutions. We offer a broad portfolio of products to diverse replacement channel customers, and to original equipment manufacturers as specified components, with the majority of our revenue coming from replacement channels. Our products are used in applications across numerous end markets, which include construction, agriculture, energy, automotive, transportation, general industrial, consumer products and many others. Our revenue has historically been highly correlated with industrial activity and utilization, and not with any single end market given the diversification of our business and high exposure to replacement markets. Key indicators of our performance include industrial production, industrial sales and manufacturer shipments. We sell our products globally under the Gates brand, which is recognized by distributors, equipment manufacturers, installers and end users as a premium brand for quality and technological innovation; this reputation has been built for over a century since Gates’ founding in 1911. Within the diverse end markets we serve, our highly engineered products are critical components in applications for which the cost of downtime is high relative to the cost of our products, resulting in the willingness of end users to pay a premium for superior performance and availability. These applications subject our products to normal wear and tear, resulting in a natural replacement cycle that drives high-margin, recurring revenue. Our product portfolio represents one of the broadest ranges of power transmission and fluid power products in the markets we serve, and we maintain long-standing relationships with a diversified group of blue-chip customers throughout the world. As a leading designer, manufacturer and marketer of highly engineered, mission-critical products, we have become an industry leader across most of the regions and end markets in which we operate.

During Fiscal 2016, we generated $2,747.0 million in net sales to over 8,000 customers in 128 countries, our net income was $84.3 million and our Adjusted EBITDA was $594.9 million, representing an Adjusted EBITDA margin of 21.7%, an increase of 180 basis points from Fiscal 2015. During Fiscal 2015, we generated $2,745.1 million in net sales, our net income was $50.9 million and our Adjusted EBITDA was $547.2 million, representing an Adjusted EBITDA margin of 19.9%. During the nine months ended September 30, 2017, our net sales increased 8.7% to $2,259.9 million compared to $2,079.3 million for the nine months ended October 1, 2016, our net income was $52.5 million for the nine months ended September 30, 2017, compared to $69.0 million in the prior year period, and our Adjusted EBITDA increased 11.0% to $496.1 million, compared to $447.0 million in the prior year period, resulting in an Adjusted EBITDA margin of 22.0%, a 50 basis point increase compared to the prior year period. As of September 30, 2017, our total indebtedness was approximately $3,916.1 million, or $             million on a pro forma basis after giving effect to this offering and the use of proceeds therefrom. For reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP financial measure, see “Summary—Summary Historical Consolidated Financial Information.”

Gates’ business is well-balanced and diversified across products, channels and geographies, which is highlighted in the following charts showing breakdowns of our Fiscal 2016 net sales of $2,747 million.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our History and Recent Developments

On October 1, 1911, Charles Gates, Sr. purchased the Colorado Tire and Leather Company, a manufacturer of steel-studded bands of leather that attached to tires to extend their mileage. In 1917, the Company changed its name to the International Rubber Company and commercialized the V-belt, which used rubber and woven threading instead of rope belts, which were more commonly used at that time. The Company was renamed Gates Rubber Company in 1919 and entered a period of domestic expansion to become the largest manufacturer of V-belts. In 1963, the Gates Rubber Company built its first of many international facilities in Erembodegem, Belgium, followed by Jacarei, Brazil, in 1973. In 1986 Gates acquired the Uniroyal Power Transmission Company (“Uniroyal”) and became the world’s largest synchronous/timing belt manufacturer. This acquisition included Uniroyal’s share of the Unitta joint venture that it established in 1970 with Japan-based Nitta Corporation, laying the groundwork for Gates’ growth in the Asia-Pacific region.

In 1996, the Gates Rubber Company was acquired by a publicly held engineering firm based in the United Kingdom, Tomkins plc (“Tomkins”), ending 85 years of family ownership. In 2010, Tomkins was acquired by Onex Partners and the Canada Pension Plan Investment Board, who proceeded to divest the individual Tomkins companies under a new parent entity, Pinafore Holdings B.V. Gates was acquired by funds affiliated with The Blackstone Group L.P. in July 2014.

In 2015, Gates established a new executive leadership team with the appointment of Ivo Jurek as Chief Executive Officer and David Naemura as Chief Financial Officer. Under the new leadership team, investments have been made to shift the organization from a regional model to a global product-line model by building out a global product-line management function and globalizing our engineering teams into product-line focused groups. This shift has allowed us to develop global, market-facing product strategies and product roadmaps to better align and focus our resources on executing our growth initiatives. We have continued to invest in, upgrade and expand our regionally-based commercial teams. During this time we also implemented a global functional structure across our human resources, information technology, finance, legal, R&D and operations teams. These global functional teams are driving consistency of best-practice processes across each function, improving our performance and efficiency. These initiatives fall under the Gates Operating System (GOS), a philosophy of continuous improvement and standardized best practices which we have deployed across our organization. The implementation of this system has resulted in increased productivity, reduced costs and contributed to margin improvements since 2014. We have also continued to invest in, upgrade and expand our regionally-based commercial teams and information technology infrastructure. We have developed an active acquisition pipeline and the organizational capability to integrate acquired companies. In 2017, we have closed two transactions, Techflow Flexibles in the United Kingdom and Atlas Hydraulics in North America, both focused on expanding our presence in industrial markets with new products, capabilities, capacity and geographic reach. We believe that our global functional excellence, product-line focus and strong commercial teams provide a solid foundation to deliver on our continuous improvement and organic growth initiatives, supplemented by our ability to execute on inorganic opportunities.

Our Solutions

We operate our business on a product-line basis through our two reporting segments – Power Transmission and Fluid Power.

We sell our highly engineered products under the Gates brand in all geographies and end markets. Our power transmission segment includes elastomer drive belts and related components used to efficiently transfer motion in a broad range of applications. Power transmission products represented approximately 68% of our total net sales for Fiscal 2016. Our fluid power segment includes hoses, tubing and fittings designed to convey hydraulic fluid at high pressures in both mobile and stationary applications, and other high-pressure and fluid transfer hoses used to convey various fluids. Our fluid power products represented approximately 32% of our net sales for Fiscal 2016.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our power transmission and fluid power products are often critical to the functioning of the equipment, process or system in which they are components, creating a dynamic where the cost of downtime or potential equipment damage is high relative to the cost of our products. For example, on an agricultural harvester, we estimate that the cost of system downtime during harvest season is approximately $5,300 per hour, whereas the cost of a replacement hydraulic hose assembly is approximately $300. Industrial synchronous drives, which can cost an end user as little as $75, are widely used to power key systems in industrial facilities. Failure of these drives can stop production and result in significant downtime costs. Because the cost of our products is low relative to the cost of downtime or equipment damage, our products are not only replaced as a result of normal wear and tear, but also preemptively as part of ongoing maintenance to the broader system.

We believe that we provide industry-leading delivery times for our products and have a broad portfolio of both power transmission and fluid power products in the end markets we serve. We have a long history of focusing on customer engagement and training, driving product innovation and providing best-in-class order fulfilment services. This allows us to maintain a consistently high level of customer satisfaction, driving continued loyalty among our customer base.

Power Transmission. We are the leading manufacturer of power transmission belts globally. Our Power Transmission solutions enable and control motion. They are used in applications in which belts, chains, cables, geared transmissions or direct drives transfer power from an engine or motor to another part or system. Belt-based power transmission drives typically consist of either a synchronous belt or an asynchronous belt (V-belt, CVT belt or Micro-V® belt) and related components (sprockets, pulleys, water pumps, tensioners or other accessories). Within our Power Transmission segment, we offer solutions across the following key application platforms:

•	Stationary drives: fixed drive systems such as those used in a factory driving a machine or pump, or on a grain elevator driving the lift auger.

•	Mobile drives: drives on a piece of mobile machinery such as a combine harvester or a road compactor, or in applications such as the brush head of a vacuum cleaner.

•	Engine systems: synchronous drives and related components for cam shafts and auxiliary drives and asynchronous accessory drives for A/C compressors, power steering, alternators and starter/generator systems.

•	Personal mobility: drives on motorcycles, scooters, bicycles, snowmobiles and other power sports vehicles that are used to transfer power between the power source and the drive wheel(s) or track.

•	Vertical lift: elevators, cargo lifts and other applications in which a belt, cable, chain or other lifting mechanism is used to carry load.

Customers choose power transmission solutions based on a number of factors, including application requirements such as load, speed, gear ratio, temperature, operating environment, ease of maintenance, noise, efficiency and reliability, as well as the support they receive from their suppliers, including application-specific engineering. Belt-based drive systems have many advantages over other alternatives, as they are typically clean, low-maintenance, lubrication-free, quiet with low-vibration, light-weight, compact, energy-efficient, durable and reliable. In applications where these advantages are valued, customers typically choose belts over other forms of power transmission solutions.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Our belts are classified by their general design into asynchronous and synchronous belts; in addition, we also manufacture metal drive products and assemble automotive replacement kits.

Asynchronous Belts. Asynchronous belts are our highest-volume products and are used in a broad range of applications. Asynchronous belts are made of proprietary rubber formulations, textiles and embedded cords for reinforcement. We were a pioneer in the design and manufacturing of V-belts, which draw their name from the shape of their profile, and today we believe we are one of their largest manufacturers in the world. We also manufacture “ribbed” V-belts, which are belts with lengthwise V-shaped grooves, which we market under the Micro-V® name. This design results in a thinner belt for the same drive surface, making it more flexible and offering improved efficiency through lower friction losses. Belt starter/generator (“BSG”) belts are used in start/stop accessory drive systems on automobiles and other engine applications used to improve fuel economy. The demanding BSG system functionality, including engine starting, torque boosting and energy recuperation, requires a high-performance belt construction. Continuously-variable transmission (“CVT”) systems found in scooters, power sports vehicles and other applications use a specialized V-belt knows as a CVT belt.

In industrial end markets, asynchronous belts have a wide variety of applications, including use in pump drives, manufacturing lines, HVAC systems, industrial engines, truck, bus and marine engines, forestry and mining equipment and many other applications. In automotive applications, our asynchronous belts perform functions that include transferring power from the crankshaft to accessory drive components such as the alternator, A/C compressor, power steering system, water pump and, in some vehicles, a BSG system.

Synchronous Belts. Synchronous belts, also known as timing belts, are non-slipping mechanical drive belts. They have teeth molded onto the inner surface and they run over matching toothed pulleys or sprockets. Synchronous belts experience no slippage and are often used to transfer motion for indexing or timing purposes, as well as for linear positioning and positive drive conveying. They are typically used instead of chains or gears and we believe have a number of advantages over these alternatives, including less noise, no need for lubrication, improved durability and performance and a more compact design. Our synchronous belts are made of a flexible polymer over fabric reinforcement and are often built with Kevlar, aramid and carbon fibers.

Examples of industrial applications include use in HVAC systems, food processing and bottling plants, mining and agricultural equipment, automatic doors and robotics. In automotive applications, our synchronous belts are used to synchronize the rotation of the engine crankshaft with the camshaft due to engine combustion in a valve train system, as well as in electric power steering and parking brake systems which are present in gasoline-powered, hybrid and electric vehicles.

Metal Drive Components. We manufacture and sell the tensioners and idlers used in belt drive systems. These products are designed and engineered to work efficiently with our belts. Tensioners are devices that

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maintain a constant tension in the belt drive system, thereby ensuring proper function and preventing loss of power or system failure. Tensioners typically employ a spring that places pressure along the belt for an intricate hold, while still allowing enough movement for vibration and to prevent stretching. Idlers, which sometimes also perform as tensioners, are used to take up extra belt length.

Kits. Our kits for the automotive replacement market include all of the parts needed by an automotive service shop to perform a replacement of one of our products. Kits are created for specific makes and models and typically include belts, tensioners and idlers, and will sometimes also include water pumps as they are often replaced when a timing belt is replaced. Our kits are convenient for service technicians as they eliminate the need for more complicated product sourcing. On a comparable quantity basis, kits typically sell at a premium to a loose belt and single tensioner.

Our power transmission products are used in a broad range of applications in end markets including construction, agriculture, transportation, automotive, energy, general industrial and consumer products. The majority of our Fiscal 2016 net sales came from the replacement markets, which provide high-margin, recurring revenue streams and are driven by attractive market trends. The bulk of our power transmission replacement business resides in developed regions, in which a large, aging installed base of equipment follows a natural maintenance cycle and is served by well-developed distribution channels. For example, a combine harvester in North America has over 25 high-performance belts that are typically replaced at regular intervals, depending on wear and tear, with end users having access to replacement parts through an established channel. Similarly, in the North American automotive replacement market, maintenance intervals are well defined and miles driven per vehicle are increasing, leading to more wear and tear on vehicles. A smaller portion of our power transmission replacement business is generated in emerging markets, which generally have a smaller base of installed equipment and relatively immature distribution channels. As they continue to develop, these replacement markets represent a significant long-term opportunity for growth. An example of this is the light-vehicle population in China, which has a “sweet spot” (vehicles aged five to 12 years that typically require more frequent maintenance) that is expected to grow at an 16% CAGR from 2016 through 2020.

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In addition to our significant power transmission replacement business, we also serve a wide variety of blue-chip first-fit customers across all of our end markets. The majority of our automotive first-fit Fiscal 2016 revenues in power transmission came from emerging markets. These markets generally are higher-growth and result in higher-margin business than our developed regions. Our first-fit presence in these markets serves to further strengthen our brand, strongly positioning us to serve the growing base of installed equipment as the nascent replacement channels continue to develop. Less than 10% of our total Fiscal 2016 revenue came from automotive first-fit applications in developed regions. Our selective participation in these mature markets allows us to stay on the leading edge of product and technology development, enhances our replacement market position and reinforces the strength of our premium brand globally.

Fluid Power. Our Fluid Power solutions are used in applications in which hoses and rigid tubing assemblies either transfer power hydraulically or convey fluids, gases or granular materials from one location to another. Within our Fluid Power segment, we offer solutions across the following key application platforms:

•	Stationary hydraulics: applications within stationary machinery, such as an injection molding machine or a manufacturing press.

•	Mobile hydraulics: applications used to power various implements in mobile equipment used in construction, agriculture, mining and other heavy industries.

•	Engine systems: applications for engine systems such as coolant, fuel, A/C, turbocharger, air intake and SCR for diesel emissions.

•	Other industrial: applications in which hoses are used to convey fluids, gases or granular material across several industries such as oil and gas drilling and refining, food and beverage and other process industries.

Customers choose fluid power solutions based on a number of factors including application-specific product performance parameters such as pressure and temperature ratings, corrosion and leak resistance, weight,

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flexibility, abrasion resistance and cleanliness, as well as compliance with standards and product availability. Attributes associated with the supplier, including brand, global footprint and reputation for reliability and quality, are also considered.

Hydraulics. Our hydraulics product line is comprised of hoses, tubing and fittings, as well as assemblies consisting of these products. Our hydraulic products are key components of hydraulic systems in both stationary and mobile equipment applications. We provide a full selection of hose sizes and construction types for use in a wide variety of working requirements and conditions. Hydraulic hoses are made of synthetic rubber and reinforced with steel wire or a textile-based yarn, and typically operate at very high pressures, often in extreme environmental conditions. Hoses are designed for use in specific mechanical applications and require high levels of quality and durability.

Our hydraulic fittings and tubing are engineered to match the product performance of our hydraulic hoses. The high-pressure nature of hydraulic systems requires these products have high levels of performance similar to those found in our hydraulic hoses. The ultimate performance of a hydraulic assembly, in which our products function as part of a hydraulic circuit, depends not only on how well the components are made, but also on how well they complement each other. In order to ensure compatibility with numerous applications, our hydraulic fittings are manufactured in a wide assortment of sizes, crimping systems and materials, and are protected by a range of patents. Our hydraulic products and assemblies are used in construction, agricultural and forestry equipment, as well as in food and other processing lines and stationary machinery.

Engine Hose. Our engine hose products perform a variety of conveyance functions in engine applications in gasoline-powered, hybrid and electric vehicles. Engine system applications for which Gates provides solutions include coolant (radiator, heater), air system (turbocharger, intake, vacuum, crankcase ventilation), fuel, oil (transmission oil cooling, power steering) and emissions/Diesel Exhaust Filtration (DEF) systems.

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Industrial Hose. Our industrial hoses are capable of transferring a wide range of substances—chemicals, food and beverages, petroleum, fuels, bulk materials, water, steam and air—to meet the requirements of diverse applications, including manufacturing, mining, oil and gas drilling, marine, agriculture, industrial cleaning and construction. Our application engineering teams work with customers to assist them in selecting the appropriate hose solution to safely meet their operational needs. We leverage our materials science expertise to enable hose performance at varying pressures and levels of resistance to chemicals, oil, abrasion, ozone, flame and both hot and cold temperatures. For performance in extreme environments, many of our industrial hoses feature both crush-resistant and flexible designs. Gates industrial hoses are highly engineered to meet or exceed a multitude of industry standards and certifications, and are offered in a range of diameters, lengths and colors to allow customers to differentiate the hoses in applications. We also offer a wide range of couplings to provide complete assembly solutions to our customers.

Our fluid power products are used in numerous applications, including construction, agriculture, transportation, automotive, energy and general industrial. The largest portion of our Fiscal 2016 fluid power revenue came from replacement markets. Within these replacement markets, the majority of our revenue comes from industrial applications. As an example, over 85% of our portfolio of industrial hose products is sold into industrial applications through our replacement channel. Approximately 25% of our Fiscal 2016 fluid power revenue came from products sold into the automotive end market, almost all of which was served through the higher-margin replacement channel. While our overall oil and gas exposure is small, with less than 10% of our total Fiscal 2016 revenue generated by sales into oil & gas applications, we believe that continued investment in expanding our product portfolio through organic and inorganic initiatives, such as the acquisition of Techflow Flexibles, better positions us to take share in these markets irrespective of market cyclicality.

Our Diverse Industries and End Markets

We participate in many sectors of the industrial and consumer markets. Our products play essential roles in a diverse range of applications across a wide variety of end markets ranging from harsh and hazardous industries such as agriculture, construction, manufacturing and energy, to everyday consumer applications such as printers, power washers, automatic doors and vacuum cleaners. Virtually every form of transportation, ranging from trucks, buses and automobiles to personal mobility vehicles such as motorcycles, scooters, bicycles, snowmobiles and other power sports vehicles, uses our products. We believe the large, diverse and global nature of the markets we serve provides attractive opportunities for profitable growth. Based on market research data, as well as our own analysis, we believe that we have a total core addressable market opportunity of approximately $59 billion, with approximately $30 billion for Power Transmission and approximately $29 billion for Fluid Power.

We believe the end markets we serve benefit from inherent growth provided by several attractive, secular, long-term trends that create demand for the applications in which our products are used. Underlying all of the long-term trends is the growth of the world’s population, which is expected to reach 9.7 billion by 2050. Along with population growth comes an increased demand for water and food, the production of which is expected to increase 59% by 2050. This increased level of food production is expected to drive a corresponding increase in demand for both farming and food processing equipment. Related water demand will drive increased needs for water treatment facilities and pumping stations, all of which rely upon our products.

This population growth and a growing middle-class in emerging markets also drive an increased infrastructure build-out, which requires more construction equipment to build roads, bridges, rail systems and

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

buildings. The world’s population also continues to urbanize, with 70% of people expected to live in cities by 2050, up from 50% today. Urbanization leads to more vertical infrastructure, and, with more people living in high rise buildings, there will be an increased need for elevators and other vertical lift systems. These trends also positively impact the transportation markets our products are used in, ranging from trucks, buses and automobiles to personal mobility vehicles such as motorcycles, scooters and bicycles. Additionally, we expect these trends to continue to generate increased demand for energy production over the long term. Oil and gas drilling and refining, alternative energy generation and mining equipment all leverage Gates products.

Industries across the globe are also continuously investing in automation and productivity improvements. Energy efficiency, advanced technology and emerging economies are expected to continue to drive growth in the industrial automation market. As an example, new installations of industrial robots are forecast to grow at a 13% CAGR from 2017 to 2019, while the demand for 3D printing technology is also expected to increase. Belt drives generally outperform other forms of mechanical power transmission, giving even more reason to choose a belt drive versus alternatives in all of these applications.

Our revenue has historically been highly correlated with industrial activity and utilization, and not with any single end market given the diversification of our business and high exposure to replacement markets. Key indicators include industrial production, industrial sales and manufacturer shipments. We believe we are well positioned to outpace these indicators by leveraging our competitive strengths to penetrate underserved core markets.

Customers

We maintain long-standing relationships with many customers who value our leading global brand, extensive distribution network, scale and comprehensive portfolio of quality products. Our customers range from local distributors with one location to large, global manufacturers of equipment. No single customer accounted for more than 10% of our Fiscal 2016 net sales and, of our total net sales attributable to our top ten customers, 74% was in replacement channels.

Sales and Marketing and Distribution Organization

Our sales and distribution operations are structured to serve our customers efficiently across the globe. We have field representatives who possess local knowledge of product and application requirements, allowing us to meet our customers’ product availability requirements with short lead times. Our global sales and service support team helps reinforce customer and distributor relationships by focusing on end markets and customers.

Manufacturing

We have a global, “in region, for region” manufacturing footprint and regional service model that enable us to operate efficiently and effectively in proximity to our customers. We operate 51 manufacturing facilities and service centers as well as several major technical centers giving us a presence in 30 countries throughout the world. Our in-country deployment of manufacturing and technical resources enables us to meet customer needs rapidly and satisfy regional variations in product preference, while our scale allows us to service global customers on a world-wide basis.

Competition

We operate in highly competitive markets and industries. We offer our products and solutions across numerous and varied end markets and geographies through 122 locations in 30 countries. Consequently, we have many competitors across our various markets and product offerings. These competitors and the degree of competition vary by product line, geographic scope, end market and channel. Although each of our markets and product offerings has many competitors, no single competitor competes with us with respect to all of our

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

products, solutions, channels and end markets. Our global presence makes it difficult for smaller regional and low-cost country manufacturers to penetrate our markets. We believe that many of our products are technologically superior and of better quality than those of our competitors. We differentiate ourselves on the basis of product performance and quality, breadth of portfolio, customer support and training, service level, fill rates and product availability.

Research, Development and Intellectual Property

Applied R&D is important to our businesses and integral to our leading market positions. We have engineering teams in the United States, Canada, the United Kingdom, Germany, Spain, Poland, Turkey, Japan, China, Brazil, India, Mexico, Korea and Thailand that focus on the introduction of new and improved products with a particular emphasis on energy efficiency and safety, the application of technology to reduce unit and operating costs and improving services to our customers.

As of September 30, 2017, we owned approximately 1,830 issued patents, 770 pending patent applications, 3,440 registered trademarks, and 140 pending applications for trademark registration in various jurisdictions. While no individual patent or group of patents, taken alone, is considered critical to our business, collectively our patents and trademarks provide meaningful protection for our products and technical innovations.

Materials and Suppliers

We use a wide variety of materials, resulting in a highly diversified mix of inputs, which are sourced from a variety of suppliers around the world. Generally, we seek to obtain materials in the regions where our products are manufactured to minimize transportation and other costs. As of December 31, 2016, we had not experienced any significant shortages of raw materials and normally do not carry inventories of raw materials in excess of those required to meet our production schedules.

We are continually seeking to manage commodity and raw material costs using various strategies, including working with our suppliers to mitigate costs, exploring material substitution opportunities, combining purchase requirements across regions and changing suppliers when appropriate.

Environmental

Our operations, products and properties are subject to extensive U.S. and foreign federal, state, local, and provincial laws and regulations relating to EHS protection, including laws and regulations governing air emissions, wastewater discharges, waste management and disposal, substances in products, and workplace health and safety, as well as the investigation and clean-up of contaminated sites. Under certain environmental laws, the obligation to investigate and remediate contamination at a facility may be imposed on current and former owners, lessees or operators or on persons who may have sent waste to that facility for disposal. We are currently performing environmental investigations and/or remediation at a number of former and current facilities in the United States and Canada and are incurring costs in relation to a number of offsite waste disposal sites.

Employees

As of December 31, 2016, we employed approximately 13,500 employees worldwide. Approximately 5,500 of our employees were located in North America, 3,000 in EMEA, 4,000 in China and East Asia and 700 in South America. In addition, we employed approximately 300 employees at our corporate centers. Some of our employees are members of labor unions and over many years we have been able to maintain successful relationships with the unions and employment organizations. To date, employee relations have been flexible and constructive as we continue to pursue lean manufacturing improvements in our plants.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Properties

We have a presence in 122 locations in 30 countries across the Americas, Europe, Asia and Australia. Our corporate operations center is located in Denver, Colorado and we also maintain regional headquarters in Denver, Colorado, Erembodegem, Belgium, Shanghai, China and Singapore.

As of December 31, 2016, the carrying amount of our property, plant and equipment was $599.6 million of which $2.3 million related to assets held under capital leases. This compares to a carrying amount of our property, plant and equipment of $660.6 million as of January 2, 2016, of which $2.6 million related to assets held under capital leases.

Included in property, plant and equipment are land and buildings with a total carrying value of $236.6 million as of December 31, 2016, representing manufacturing facilities, service centers, distribution centers and offices located in 30 countries throughout the world, predominantly in North America. As of December 31, 2016, Gates owned 32 of these facilities covering approximately 6 million square feet, including 23 manufacturing or service centers.

Gates leases a further 90 locations. These leased locations cover approximately 5 million square feet and include 30 manufacturing or service centers as of December 31, 2016.

We continue to improve and replace properties when considered appropriate to meet the needs of its individual operations.

The table below provides an analysis of the geographic spread of Gates’ property, plant and equipment (excluding assets held for sale) as of September 30, 2017.

Location	Approximate Square Feet	Activities	Owned or Leased
ARGENTINA Bartolome Cruz 1818, Units A and B-5th floor Buenos Aires, Vicente Lopez	4,411	Office	Leased
AUSTRALIA 1-15 Hydrive Close Dandenong South, Victoria	74,000	Office	Owned
AUSTRALIA 41-43 Witternbaerg Drive Canning Vale, WA 6155	1,362	Mixed Use	Leased
BAHRAIN 1 Gate 2141, Road 1638, Hidd Town 116 Hidd	15,000	Manufacturing	Leased
BAHRAIN Arab Shipbuilding and Repair Yard Company Hidd	12,000	Manufacturing	Leased
BELGIUM Skaldenstraat 60 Ghent, 9042	98,705	Warehouse	Leased
BELGIUM SkylinE40, Floors 4, 5 & 6 Erembodegem, Aalst 9320	41,376	Office	Leased
BELGIUM Port No 42444A, Korte Mate 1, B-9042 Desteldornk, Gent	538,475	Warehouse	Leased
BRAZIL Rua Florida No. 1703, Suites 111 and 112 Sao Paulo	3,746	Office	Leased
BRAZIL Gates do Brasil Ind. E Com, Praca Charles Gates, 1 Jacarei—SP, Sao Paulo 12306-090	137,424	Mixed Use	Owned
BRAZIL Gates do Brasil,—Av. Santa Maria 600 Jacarei—SP, Sao Paulo 12328-320	231,695	Mixed Use	Owned
BRAZIL Gates do Brasil,—Av. Santa Maria 601, (vacant land) Jacarei—SP, Sao Paulo	270,007	Mixed Use	Owned
CANADA 225 Henry Street Brantford, ON N3S 7R4	15,000	Office	Leased
CANADA 225 Henry Street, Building 7 Brantford, ON N3S 7R4	155,472	Warehouse	Leased
CANADA 3303 St. Etienne Blvd. Windsor, ON N8W 5E1	44,100	Office	Leased
CANADA 3400 St. Etienne Blvd. Windsor, ON N8W 5E1	51,241	Office	Leased
CHINA 388 North Fu Quan Road, A-6 #03-04 Chang Ning District Shanghai	12,487	Office	Leased
CHINA No. 11 Kohler Rd. Changzhou	339,450	Mixed Use	Leased
CHINA 79(2), Huaihe Road(M), (Econ & Tech Devel Zone) Dalian	23,769	Mixed Use	Leased

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Location	Approximate Square Feet	Activities	Owned or Leased
CHINA 233 Hushen Road, Area A & B, #21 Warehouse Shanghai	80,860	Mixed Use	Leased
CHINA No. 217 North Fute Road, Area D6C-9A-1 Warehouse Shanghai	15,453	Warehouse	Leased
CHINA Xin Kang #2 building, Nu. Jiafeng Road (Shanghai FTZ), Room 2215 Shanghai	336	Office	Leased
CHINA 229 Huashen Road, Block D10-20-D Shanghai, Waigaoqiao	30,729	Mixed Use	Leased
CHINA 128 Zhong Yuan Road, Plant #2 Suzhou, Jiangsu 215126	215,278	Mixed Use	Leased
CHINA 15 Hai Tang Street, Plant #1 Suzhou, Jiangsu 215021	86,111	Mixed Use	Leased
CHINA 115 Fuxing Road, Weiting Town, Logistics Park Suzhou, Jiangsu 215121	159,844	Mixed Use	Leased
CHINA #51 Jialingjiang Road, ETDZ Yantai, Shandong 264006	170,039	Mixed Use	Owned
CHINA Fortune Gate, 1701 Beijing Road West, Unit 2601 Shanghai, Shanghai	1,496	Office	Leased
CZECH REPUBLIC Detmarovicka 409/1 733 01 Karvina—Stare Mesto	159,802	Manufacturing	Leased
FRANCE 111 Rue Francis Garnier—BP 37 Nevers Cedex, France 58027	131,106	Mixed Use	Owned
FRANCE 21 Boulevard Monge, BP 14 Meyzieu Cedex (FR275), RHONE	46,285	Warehouse	Owned
FRANCE B.P. 37 Zone Industrielle, F Louvres, VAL DOISE 95380	9,397	Mixed Use	Owned
GERMANY Eisenbahnweg 50, Ground Floor Aachen, Nordrhein-Westfalen, D-52068	60,342	Office	Leased
GERMANY Werner-Von-Siemens-Str. 2 Pfungstadt, Hesse 64319	22,904	Mixed Use	Leased
GERMANY Escher Heide 4 Bad Münstereifel-Esch, Nordrhein-Westfalen 53902	128,736	Mixed Use	Leased
GERMANY Kolumbusstr. 54 Euskirchen, Nordrhein-Westfalen D-53881	32,292	Mixed Use	Leased
INDIA Building #10, Tower C, 3rd floor Gurgaon, 122002	8,009	Office	Leased
INDIA Plot No. 133-134, Sector 59, Part II Faridabad, Haryana 121006	22,731	Mixed Use	Leased
INDIA Ambala—Chandigarh Highway, P.O. Lalru—140501 Punjab, Punjab	283,384	Mixed Use	Owned
INDIA Plot No. PAP-K-8, Block A Village of Khalumbre, Taluka Khed, District Pune	25,693	License	Leased
INDIA Pondur A. Sriperumbudur, Plot No. F19 Kancheepuram District, Tamil Nadu	60,278	Land	Leased
INDONESIA Ariobimo Sentral, 4th Floor, Suite 410 Jakarta	237	Office	Leased
ITALY Via Senigallia 18, Int. 2- Blocco A—Edificio 1 Milano	5,382	Mixed Use	Leased
JAPAN 4-26, Sakuragawa 4-chome, 9th Floor Naniwa-ku, Osaka, 556-0022	3,340	Office	Leased
JAPAN 1-17-23 Meieki-Minami, 11th floor Nakamura-ku, Nagoya-shi 450-0003	1,136	Office	Leased
JAPAN 172 Ikezawa-cho Yamatokoriyama City, Nara Prefecture 639-1032	188,907	Manufacturing	Leased
JAPAN 8-2-1 Ginza Chuo-ku, Tokyo	1,845	Office	Leased
KOREA 1006-7, Doksan-dong Geumcheon-gu, Seoul 153-010	11,517	Mixed Use	Leased
KOREA 29-195 Bonri-ri, Nongong-eup Dal-Sung Gun, Taegu 711-855	111,572	Manufacturing	Owned
LUXEMBOURG 23-25 Rue Notre Dame, Suite L-2240	1,292	Office	Leased

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Location	Approximate Square Feet	Activities	Owned or Leased
MALAYSIA No: 7, jalan SS 16/1, West Wing, Wisma Consplant 2, Unit A1101, 11th Floor Subang Jaya, Selangor Darul Ehsan 47500	4,409	Office	Leased
MEXICO Lot 1, Manzana 16 Atlacomulco	359,127	Land	Owned
MEXICO Avenida Vasco de Quiroga No 3200, Office B1 Centro Ciudad de Sante Fe, C.P. 01210 D.F	19,780	Office	Leased
MEXICO Calle 6 Sin Numero, 54450 Atlacomulco, EM	414,590	Mixed Use	Owned
MEXICO Boulevard Aeropuerto Miguel Aleman No 164 Lerma, EM	55,881	Manufacturing	Leased
MEXICO Av. Primero de Mayo esq. Madame Curie s/n Toluca, EM 50070	306,429	Mixed Use	Owned
MEXICO Calle 4 Sur #104 Toluca, EM	78,017	Warehouse	Leased
MEXICO Nave 2-B Carreta a San Martin de Las Flores No. 52 Tlaquepaque, JA	33,906	Warehouse	Leased
MEXICO Blvd Jose Lopez Portillo #333 Nte, Warehouses 205, 207 & 209 General Escobedo, NL 66059	34,875	Warehouse	Leased
MEXICO Module 4, lots 3, 4, 5, 6 Manzana 2, Reforma Dos Bocas Km 17 + 920 , Tabasco	17,610	Mixed Use	Leased
POLAND UI. Jaworzynska 301, 59-220 Legnica	207,530	Manufacturing	Owned
RUSSIA 23 A Kommunalnaya Street Moscow	66,236	Manufacturing	Leased
RUSSIA Kosmodamianskaya Nab 52, Building 4, 6th Floor Moscow 1150154	2,766	Office	Leased
SAUDI ARABIA Prince Turkey Street, Al-Yarmouk District, Suite #903 Al Khobar	1,539	Office	Leased
SAUDI ARABIA Khalida #5, Khaldia District, Storage Units 1, 2, 3, 4 Dammam Al Khobar	27,017	Warehouse	Leased
SINGAPORE 3A International Business Park, Tower A #10-01/05 Singapore, 609935	12,985	Mixed Use	Leased
SINGAPORE 40 Gul Circle Singapore, 629575	29,289	Land	Leased
SPAIN Gates S.A. Poligono Industrial Les Malloles 08660 Barcelona	121,633	Manufacturing	Owned
TAIWAN No. 96, Section 2, Zhongshan North Road, Room 1005, Floor 10 Taipei	2,657	Office	Leased
TAIWAN 2-1 Industrial 2nd RD Tauyoun	8,568	Manufacturing	Leased
THAILAND 4345 Sukhumvit Road, Bhiraj Tower, BITEC, Floor 14, Unit No. BTB-TWR.14.1401 Bangkok, Bangna District, 10260	1,550	Office	Leased
THAILAND 64/86 Moo 4 T. Pluakdang A. Pluakdang, Office No. 5 Rayong, 21140	428,795	Office	Owned
TURKEY Parcel 180, Sokak F1—Aegean Free Zone Gaziemir, 35410	224,524	Land	Leased
TURKEY Block no 2639, Plot No G24C08D4A, Parcel No 6 Arifiye, Sakarya	86,111	Mixed Use	Leased
UAE WIZ-8, No. 09 Ras Al Khaimah	3,350	Manufacturing	Leased
UAE Berth #13, Mina Khalid, P.O. Box 21327 Sharjah	19,153	Manufacturing	Leased
UAE ST70, M20/1-9-ST59 (PO Box 8543) Mussafah, Abu Dhabi	5,665	Manufacturing	Leased
UAE Open Yard at Khalid Sea Port Sharjah Port Khalid, Sharjah, Al-Laila	52,571	Warehouse	Leased
UAE Plot #369-574, Warehouse #2 Al Quoz, Dubai	7,214	Warehouse	Leased
UAE Ali Free Zone, Plot No S20110, (Land Lease) Jebel Ali, Dubai	141,492	Manufacturing	Leased
UAE MO 0214/5 731B Street JAFZA, Jebel Ali, Dubai	55,550	Manufacturing	Leased

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Location	Approximate Square Feet	Activities	Owned or Leased
OMAN Qurum 16, Area 8, Plot No:2870, Block No.187 Muscat, Oman	2,045	Office	Leased
UAE Plot No 2M-10, (Land Lease) Hamriya, Sharjah	107,639	Manufacturing	Leased
UNITED KINGDOM Bassington Drive Cramlington, NE23 8AS	188,400	Mixed Use	Owned
UNITED KINGDOM 5 Alpha Drive, Unit 3—Eaton Socon St. Neots, Cambridgeshire	96,876	Mixed Use	Leased
UNITED KINGDOM Tinwald Downs Road Dumfries, Scotland DG1 1TS	147,854	Mixed Use	Owned
UNITED STATES 909 Gates Street NW Red Bay, AL 35582	104,000	Manufacturing	Owned
UNITED STATES 1801 N Lincoln Siloam Springs, AR 72761	287,000	Warehouse	Owned
UNITED STATES 1825 N Country Club Drive Siloam Springs, AR 72761	10,800	Warehouse	Leased
UNITED STATES 1875 N. Country Club Drive Siloam Springs, AR 72761	20,000	Warehouse	Leased
UNITED STATES 2125 N Lincoln Street Siloam Springs, AR 72761	5,000	Warehouse	Leased
UNITED STATES 7603 Prairie Oak Drive, Suite 190 Houston, TX 77086	63,762	Office	Leased
UNITED STATES 482 Albano Springdale, AR 72762	20,000	Warehouse	Leased
UNITED STATES 609 Laura Lane Tontitown, AR 72770	63,917	Mixed Use	Leased
UNITED STATES 600 W. Santa Ana Boulevard, Suite 214-G Santa Ana, CA 92701	444	Office	Leased
UNITED STATES 1551 Wewatta Street Denver, CO 80202	285,197	Office	Leased
UNITED STATES 330 Inverness Drive S Englewood, CO 80112	86,000	Mixed Use	Owned
UNITED STATES 15751 SW 41st Street, 100 Davie, FL 33331	7,234	Mixed Use	Leased
UNITED STATES 6500 Marbut Road (PO Box 699) Lithonia, GA 30058	255,000	Warehouse	Owned
UNITED STATES 2121 Industrial Park Boone, IA 50036	33,750	Manufacturing	Owned
UNITED STATES 630 U.S. Hwy 150 E Galesburg, IL near 61401	500,000	Manufacturing	Owned
UNITED STATES 1450 Montana Road Iola, KS 66749	450,000	Mixed Use	Owned
UNITED STATES 2502 N State Street, Suite B Iola, KS 66749	20,000	Warehouse	Leased
UNITED STATES 2702 N. State Street Iola, KS 66749	52,800	Office	Leased
UNITED STATES 508 W Lincoln, Warehouse 2 Iola, KS 66749	10,000	Warehouse	Leased
UNITED STATES 300 College St Road Elizabethtown, KY 42701	101,000	Manufacturing	Owned
UNITED STATES 2700 Earhart Court Hebron, KY 41048	325,000	Warehouse	Owned
UNITED STATES 2975 Waterview Drive Rochester Hills, MI 48309	80,400	R&D	Owned
UNITED STATES 4640 Nicols Road, Suite 201 Eagan, MN 55122	1,234	Warehouse	Leased
UNITED STATES 3015 LeMone Industrial Boulevard Columbia, MO 65201	180,800	Manufacturing	Owned
UNITED STATES 1014 S. Broadway Poplar Bluff, MO 63901	106,000	Warehouse	Leased
UNITED STATES 1650 Rowe Parkway Poplar Bluff, MO 63901	210,000	Manufacturing	Owned
UNITED STATES 3040 Cravens Road Poplar Bluff, MO 63901	60,000	Warehouse	Leased
UNITED STATES 1001 Petty Drive Versailles, MO 65084	125,000	Manufacturing	Owned
UNITED STATES 302 Fairgrounds Road Versailles, MO 65084	24,544	Warehouse	Leased
UNITED STATES 912 Petty Drive Versailles, MO 65084	72,500	Warehouse	Leased
UNITED STATES 914 Petty Drive Versailles, MO 65084	12,000	Warehouse	Leased
UNITED STATES 9 Northwestern Drive Salem, NH 03079	26,600	Mixed Use	Leased
UNITED STATES 1675 Orchard Drive Chambersburg, PA 17201	25,530	Manufacturing	Leased
UNITED STATES 1 Belt Drive Moncks Corner, SC 29461	250,000	Mixed Use	Owned
UNITED STATES 1536 Genesis Rd Crossville, TN 38555	105,286	Manufacturing	Leased
UNITED STATES 600 Flato Road Corpus Christi, TX 78405	12,800	Mixed Use	Leased

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Legal Proceedings

Gates is, from time to time, party to general legal proceedings and claims, which arise in the ordinary course of business. Gates is also, from time to time, party to legal proceedings and claims in respect of environmental obligations, product liability, intellectual property and other matters which arise in the ordinary course of business and against which management believes meritorious defenses are available.

While it is not possible to quantify the financial impact or predict the outcome of all pending claims and litigation, management does not anticipate that the outcome of any current proceedings or known claims, either individually or in aggregate, will have a material adverse effect upon our financial position, results of operations or cash flows.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

MANAGEMENT

Directors and Executive Officers

The following table sets forth our directors and executive officers, as well as their ages as of September 30, 2017.

Name	Age	Position
Ivo Jurek	53	Chief Executive Officer and Director
David L. Calhoun	60	Director, Chairman of the Board of Directors
Neil P. Simpkins	51	Director
Julia C. Kahr	39	Director
John Plant	64	Director
Terry Klebe	62	Director
David H. Naemura	48	Chief Financial Officer
Walter T. Lifsey	59	Chief Operating Officer
Jamey S. Seely	46	Executive Vice President, General Counsel and Corporate Secretary
Roger C. Gaston	61	Senior Vice President—Human Resources
Gregory F. Kirchhoff	59	Senior Vice President—Corporate Controller

Ivo Jurek has served as a director of Gates Industrial Corporation plc since its formation in September 2017 and has served as our Chief Executive Officer and a director of Gates entities since May 2015. Mr. Jurek oversees and manages all of Gates’ departments and lines of products and services globally. As Chief Executive Officer, Mr. Jurek has led Gates to expand product lines in fluid power, power transmission, and strategically grow market share through acquisitions and joint ventures, while driving improved financial performance through increased plants efficiency. Mr. Jurek has a deep understanding of new technology development, manufacturing, distribution and international business markets. Prior to joining Gates, Mr. Jurek served as President of Eaton Electrical, Asia Pacific from November 2012. During that time, Mr. Jurek had management oversight of Eaton Electrical’s Asia Pacific portfolio which included optimizing manufacturing plants, identifying new markets, and assisting with the overall performance of the company. Prior to that, Mr. Jurek served as Group President for Cooper Power Systems—Cooper Bussmann with complete oversight of all business activities and in significant general management positions for International Rectifier Corporation and TRW Inc.

David L. Calhoun has served as a director of Gates Industrial Corporation plc since                 2017 and has served as a director of Gates entities since 2014. He is a Senior Managing Director and Head of Private Equity Portfolio Operations of Blackstone and a member of Blackstone’s Management Committee. Mr. Calhoun joined Blackstone in January 2014 and oversees a team within the portfolio operations group focused on creating and driving added value initiatives with Blackstone portfolio company CEOs. From the beginning of 2014 to May 2017, Mr. Calhoun served on the Board for Nielsen, including as Executive Chairman of the Board from January 2014 to January 2016, a company he joined in 2006 as Chief Executive Officer shortly after it was acquired by a consortium of private equity investors including Blackstone. Throughout his seven years’ tenure, Mr. Calhoun led Nielsen’s transformation into a leading global information and measurement company listed on the New York Stock Exchange (NLSN) and Standard & Poor’s 500 Index. Before Nielsen, Mr. Calhoun served as Vice Chairman of The General Electric Company and President and Chief Executive Officer of GE Infrastructure, the company’s largest business unit. During his distinguished 26-year tenure at GE, Mr. Calhoun ran multiple business units, including GE Lighting, GE Employers Reinsurance Co., GE Aircraft Engines, and GE Transportation (Aircraft and Rail). Earlier in his career at GE, he held a wide range of operating, finance, and marketing roles across the company, including within GE Plastics and GE Capital. Mr. Calhoun also serves on the Board of Directors of The Boeing Company and Caterpillar and effective April 1, 2017, he became the Chairman of the Board for Caterpillar. He is the co-author with Rick Kash of the book “How Companies Win.” Mr. Calhoun is a member of Virginia Tech’s Pamplin Advisory Council, which advises the university on student and alumni issues.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Neil P. Simpkins has served as a director of Gates Industrial Corporation plc since                 2017 and has served as a director of Gates entities since 2014. He is a Senior Managing Director of Blackstone’s Corporate Private Equity Group. Since joining Blackstone in 1998, Mr. Simpkins has led the acquisitions of TRW Automotive, Vanguard Health Systems, Team Health, LLC, Apria Healthcare Group, Change Healthcare, Inc., Summit Materials, Inc. and Gates. Before joining Blackstone, Mr. Simpkins was a Principal at Bain Capital. While at Bain Capital, Mr. Simpkins was involved in the execution of investments in the consumer products, industrial, healthcare and information industries. Prior to joining Bain Capital, Mr. Simpkins was a consultant at Bain & Company in the Asia Pacific region and in London. He currently serves as a Director of Apria Healthcare Group, Summit Materials, Inc., Change Healthcare, Inc. and Team Health, Inc.

Julia C. Kahr has served as a director of Gates Industrial Corporation plc since its formation in September 2017 and has served as a director of Gates entities since 2014. She is a Senior Managing Director of Blackstone’s Corporate Private Equity Group. Since joining Blackstone in 2004, she has been involved in the execution of Blackstone’s investments in SunGard Data Systems, Encore Medical Corporation, DJO Global, Summit Materials, Inc. and Gates. Before joining Blackstone, she was a Project Leader at the Boston Consulting Group, where she worked with companies in a variety of industries, including health care, financial services, media and entertainment and consumer goods. She is also the sole author of Working Knowledge, a book published by Simon & Schuster in 1998. She currently serves on the Board of Directors of DJ Orthopedics and Barry-Wehmiller Companies, Inc. and is also a member of the Board of Directors of Episcopal Social Services.

John Plant has served as a director of Gates Industrial Corporation plc since                 2017 and has served as a director of Gates entities since 2015. Mr. Plant is the former Chairman of the Board, President and Chief Executive Officer of TRW Automotive, which was acquired by ZF Friedrichshafen AG in May 2015. He was a co-member of the Chief Executive Office of TRW Inc. from 2001 to 2003 and an Executive Vice President of TRW from its 1999 acquisition of Lucas Varity to 2003. Prior to TRW, Mr. Plant was President of Lucas Variety Automotive and managing director of the Electrical and Electronics division from 1991 through 1997. Mr. Plant currently serves as a director of Masco Corporation and Jabil Circuit Corporation and director and chair of the board of Arconic. He is a board member of the Automotive Safety Council and also a Fellow of the Institute of Chartered Accountants.

Terry Klebe has served as a director of Gates Industrial Corporation plc since                 2017 and has served as a director of Gates entities since 2016. Mr. Klebe was previously Senior Vice President and Chief Financial Officer of Cooper Industries, a multinational industrial manufacturing company with 2010 revenues of $5.1 billion, from 2002 until his retirement in February 2010. Mr. Klebe continued to serve as vice chairman at Cooper through his retirement in April 2011. Mr. Klebe also served on the Board of Directors of Fairchild Semiconductors and as a head of Audit Committee until its sale in September 2016.

David H. Naemura has served as our Chief Financial Officer since March 2015. As Chief Financial Officer, Mr. Naemura manages Gates’ global corporate finance and accounting functions, including capital structure, resource allocation, financial reporting and the maintenance of our global internal control systems. Mr. Naemura also manages Information Technology and Gates’ mergers and acquisitions function. Previously, Mr. Naemura served as a Group CFO in Danaher Corporation starting in April 2012. While Group CFO, Mr. Naemura maintained responsibility for a diverse group of businesses in a variety of industrial and electronics end markets. Prior to serving in his Group CFO Role at Danaher Corporation, Mr. Naemura served as a Platform CFO in Danaher from June 2009 to March 2012. Mr. Naemura was also previously an operating company CFO in Danaher. Prior to Danaher, Mr. Naemura was employed by Tektronix Corporation since 2000, prior to their acquisition by Danaher Corporation in 2007. Mr. Naemura was also formerly an auditor.

Walter T. Lifsey has served as our Chief Operating Officer since August 2015. As Chief Operating Officer, Mr. Lifsey manages and oversees all manufacturing and operations globally for Gates, including the operations function, health, safety and environmental, quality assurance, procurement and certain new product development. Mr. Lifsey has transformed manufacturing processes and procedures at Gates and is developing critical new assets and infrastructure for Gates globally. Prior to joining Gates, Mr. Lifsey served as Chief Operating Officer

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

of View Inc., a manufacturer of intelligent windows, where Mr. Lifsey was responsible for all aspects of manufacturing, product quality, manufacturing engineering, operational planning, and manufacturing information systems. Before his time at View, Mr. Lifsey served in various roles at Atmel Corporation beginning in 2006 before becoming their as Chief Operating Officer where he led global operations from May 2010 to November 2012. Prior to Atmel, he served in various senior management roles at International Rectifier and TRW Inc.

Jamey S. Seely has served as our Executive Vice President, General Counsel and Corporate Secretary since September 2017. Prior to joining Gates, Ms. Seely served as Executive Vice President, General Counsel and Corporate Secretary for ION Geophysical overseeing all corporate matters, securities regulation and disclosure issues, corporate governance, litigation, executive compensation and a broad range of financings, joint ventures and strategic transactions. Prior to ION, Ms. Seely served as Senior Vice President of Alternative Energy for NRG Energy, Inc., with management and legal oversight of multiple new business and startup ventures related to enhanced oil recovery, solar power and nuclear project development. Prior to NRG Energy, Ms. Seely served as Vice President and General Counsel at Direct Energy and as a partner in the corporate and securities law group of Thompson & Knight LLP. Ms. Seely is licensed to practice in Texas and New York.

Roger C. Gaston has served as our Senior Vice President—Human Resources since August 2016. As Senior VP of Human Resources, Mr. Gaston works to build and enhance the Gates human resources function globally. He oversees talent management, recruiting, benefits, labor relations, maintaining a healthy workforce, and talent development. Prior to Gates, Mr. Gaston worked as Senior Vice President—Human Resources for Avaya Inc., a multibillion dollar enterprise telecommunications and solutions company, since 2006. At Avaya, Mr. Gaston oversaw all aspects of human resource management and industrial relations policies, practices and operations. Before Avaya, Mr. Gaston was a Corporate Vice President—Human Resources for Storage Technology Corp. from 2000 to 2005. Prior to Storage Technology Mr. Gaston served as the Senior Vice President, Human Resources for Toys R Us, Inc. from 1996-2000. A Chapter 11 petition for bankruptcy protection was filed by Avaya in January of 2017.

Gregory F. Kirchhoff has served as our Senior Vice President—Corporate Controller since October 2012. As Senior Vice President—Corporate Controller, Mr. Kirchhoff has been responsible for the oversight of external financial reporting, corporate center accounting and policies, and financial internal controls. Prior to joining Gates, Mr. Kirchhoff served as Director of Financial Control & Compliance at Gates Worldwide Limited, a Tomkins Plc company, from August 2004 to September 2012.

Composition of the Board of Directors After this Offering

Our business and affairs are managed under the direction of our board of directors. We are party to a shareholders agreement with certain affiliates of our Sponsor. This agreement grants our Sponsor the right to designate nominees to our board of directors subject to the maintenance of certain ownership requirements in us. See “Certain Relationships and Related Person Transactions—Shareholders Agreement.”

Background and Experience of Directors

When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business. In particular, the members of our board of directors considered the following important characteristics, among others:

•	Mr. Jurek’s extensive business and industry experience as well as his experience leading Gates since May 2015.

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•	Mr. Calhoun’s management perspective he brings to Board deliberations and his extensive management expertise at public companies, including as former Chief Executive Officer, Executive Chairman and director of Nielsen.

•	Mr. Simpkins’ significant financial and business experience, including as a Senior Managing Director in the Corporate Private Equity Group at Blackstone and former Principal at Bain Capital.

•	Ms. Kahr’s extensive knowledge of a variety of different industries and her significant financial and investment experience from her involvement in Blackstone, including as Senior Managing Director.

•	Mr. Plant’s significant management and operational experience from his service in various senior management roles, including as former Chairman of the Board, President and Chief Executive Officer of TRW Automotive.

•	Mr. Klebe’s extensive business and leadership experience, including as former Vice Chairman of Cooper Industries plc.

Controlled Company Exception

After the completion of this offering, our Sponsor will continue to hold more than a majority of the voting power of our ordinary shares eligible to vote in the election of our directors. As a result, we will be a “controlled company” within the meaning of the                 corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For at least some period following this offering, we intend to utilize these exemptions. As a result, immediately following this offering we do not expect the majority of our directors will be independent or that our compensation committee or nominating and corporate governance committee will be comprised entirely of independent directors. Accordingly, you will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our ordinary shares continue to be listed on the                 , we will be required to comply with these provisions within the applicable transition periods.

Board Committees

Upon completion of this offering, the standing committees of our board of directors will consist of an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee currently will consist of                 ,                 and                 , with                 serving as chair. Our audit committee is responsible for, among other things:

•	selecting and hiring our independent auditors, and approving the audit and non-audit services to be performed by our independent auditors;

•	assisting the board of directors in evaluating the qualifications, performance and independence of our independent auditors;

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•	assisting the board of directors in monitoring the quality and integrity of our financial statements and our accounting and financial reporting;

•	assisting the board of directors in monitoring our compliance with legal and regulatory requirements;

•	reviewing the adequacy and effectiveness of our internal control over financial reporting processes;

•	assisting the board of directors in monitoring the performance of our internal audit function;

•	monitoring the performance of our internal audit function;

•	reviewing with management and our independent auditors our annual and quarterly financial statements;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; and

•	preparing the audit committee report that the rules and regulations of the SEC require to be included in our annual proxy statement.

The SEC rules and                 rules require us to have one independent audit committee member upon the listing of our ordinary shares on the                 , a majority of independent directors within 90 days of the effective date of the registration statement and all independent audit committee members within one year of the effective date of the registration statement.                 and                 qualify as independent directors under the                 listing standards and the independence standards of Rule 10A-3 of the Exchange Act.

Compensation Committee

Our compensation committee will consist of                 ,                 and                 , with                 serving as chair. The compensation committee is responsible for, among other things:

•	reviewing and approving corporate goals and objectives relevant to the compensation of our CEO, evaluating our CEO’s performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board of directors), determining and approving our CEO’s compensation level based on such evaluation;

•	reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our other executive officers, including annual base salary, bonus and equity-based incentives and other benefits;

•	reviewing and recommending the compensation of our directors;

•	reviewing and discussing annually with management our “Compensation Discussion and Analysis” disclosure required by SEC rules;

•	preparing the compensation committee report required by the SEC to be included in our annual proxy statement; and

•	reviewing and making recommendations with respect to our equity compensation plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of                 ,                 and                 , with                 serving as chair. The nominating and corporate governance committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees to the board of directors;

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•	overseeing the evaluation of the board of directors and management;

•	reviewing developments in corporate governance practices and developing and recommending a set of corporate governance guidelines; and

•	recommending members for each committee of our board of directors.

Compensation Committee Interlocks and Insider Participation

We do not presently have, nor did we have during the last completed fiscal year, a compensation committee. Decisions regarding the compensation of our executive officers have historically been made by the board. Mr. Jurek, who is our Chief Executive Officer, generally participates in discussions and deliberations of the board regarding executive compensation, including during the last completed fiscal year. Other than Mr. Jurek, no member of the board was at any time during the last completed fiscal year, or at any other time, one of our officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more of its executive officers serving on the board. We are party to certain transactions with affiliates of our Sponsor described in “Certain Relationships and Related Person Transactions.”

Code of Ethics

We will adopt a new Code of Business Conduct and Ethics that applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, which will be posted on our website. Our Code of Business Conduct and Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website. The information contained on, or accessible from, our website is not part of this prospectus by reference or otherwise.

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EXECUTIVE AND DIRECTOR COMPENSATION

Director Compensation

Our employee director and Sponsor-affiliated directors receive no additional compensation for serving on the Board. As such, none of our directors, other than Terry Klebe and John Plant, received compensation for the year ended December 31, 2016. However, all of our directors are reimbursed for their reasonable out-of-pocket expenses related to their service as a member of the Board.

Messrs. Klebe and Plant each received an annual cash retainer of $150,000 (payable in quarterly installments in arrears), pro-rated for actual service. Stock options have been granted to Messrs. Klebe and Plant under the 2014 Incentive Plan and the 2015 Non-Employee Director Incentive Plan, respectively, as noted below. These stock options vest 20% on each of the first five anniversaries of the grant date. In the event of a change in control (as defined in the Non-Employee Director Plan), the stock options, to the extent not already vested, will become fully vested and exercisable. If service terminates for any reason, then the stock options, to the extent not then vested and exercisable, will immediately be canceled. The stock options have a 10-year term, and will generally remain outstanding and exercisable for 90 days following the termination of service as a director (or, if earlier, the expiration date of the stock option). This period is extended to 12 months if service is terminated due to death or disability.

•	In connection with joining the Board in fiscal 2016, Mr. Klebe was granted a one-time award of 100,000 time-based vesting stock options on May 12, 2016. These stock options are subject to the vesting restrictions described above. On that same date, Mr. Klebe purchased 75,000 shares of Omaha Topco at a price of $5.00 per share.

•	In connection with joining the Board in fiscal 2015, Mr. Plant was granted a one-time award of 100,000 time-based vesting stock options on May 14, 2015. These stock options are subject to the vesting restrictions described above. On that same date, Mr. Plant purchased 60,000 shares of Omaha Topco at a price of $5.00 per share.

We anticipate that we will review our director compensation program in connection with this offering and make such changes as we determine are necessary or appropriate for our status as a public company.

The following table provides summary information concerning the compensation of our directors, other than our employee director, for Fiscal 2016.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
T. Klebe(2)(3)	$96,016	$302,000	$398,016
J. Plant(3)	$150,000	—	$150,000
N. Simpkins	—	—	—
D. Calhoun	—	—	—
J. Kahr	—	—	—

(1)	The amounts reported in the “Option Awards” column represent the grant date fair value of the time-based vesting stock options granted to Mr. Klebe calculated in accordance with FASB ASC Topic 718 using a Black-Scholes valuation model. For information regarding the assumptions used in determining the fair value of these awards, please refer to Note 19, Share-Based Compensation of the audited consolidated financial statements included elsewhere in this prospectus.
(2)	Mr. Klebe’s cash compensation reflects a pro rata payment based upon the date on which he began services as a director.
(3)	As of December 31, 2016, Messrs. Klebe and Plant each held 100,000 time-based vesting stock options, respectively, that vest 20% on each of the first five anniversaries of the grant date.

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Compensation Discussion and Analysis

This section contains a discussion of the material elements of compensation awarded to, earned by or paid to our Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers serving in such capacities as of December 31, 2016 (collectively referred to as our “Named Executive Officers”) who are listed below:

Name	Title
Ivo Jurek	Chief Executive Officer
David Naemura	Chief Financial Officer
Walter Lifsey	Chief Operating Officer
Roger Gaston(1)	Senior Vice President, Human Resources
Rasmani Bhattacharya(2)	Former Executive Vice President and General Counsel

(1)	Mr. Gaston joined the Company in August 2016.
(2)	Ms. Bhattacharya left the Company in July 2017.

Prior to this offering, executive compensation and related decisions have been made by the Board of Directors of Omaha Topco. In connection with this offering, our Board of Directors will establish a compensation committee that will assume responsibility for establishing, maintaining and administering our compensation and benefit policies. Except where the context requires otherwise, the terms “Board” or “Board of Directors” as used in this “Executive Compensation” section refer to the Board of Directors of Omaha Topco.

Transition of Our Executive Compensation Programs

Our compensation approach is tied to our stage of development. Prior to this offering, we were a privately-held company. As a result, we have not been subject to any stock exchange listing or SEC rules related to Board and compensation committee structure and function. Prior to Blackstone’s acquisition of Gates in July 2014, executive compensation practices were tied to immediate business needs relating to hiring and retaining talent and did not tie specifically to market pay practices. Gates’ ownership change in 2014 brought leadership changes as well. As new executives were brought into the organization, compensation decisions took a more market-based pay approach. In 2016, with the Board’s approval, we engaged Aon Hewitt, an independent compensation consulting firm (the “Consultant”), to provide executive compensation consulting services to help align executive pay with market practices for 2017 executive pay decisions. The services provided by the Consultant are described more fully in the section entitled “Role of the Independent Compensation Consultant” below.

As our executive compensation program evolves as a public company, it will reflect the belief that the amount earned by our executives must significantly depend on achieving rigorous company and individual performance objectives designed to enhance shareholder value. We have made and intend to continue to make changes to our executive compensation programs with the goal of aligning our programs with our executive compensation philosophy as a public company. Accordingly, the compensation paid to our Named Executive Officers for Fiscal 2016, and the form and manner in which it was paid, is not necessarily indicative of how we will compensate our Named Executive Officers after this offering.

The material elements of our executive compensation programs include base salary, an annual, short-term incentive plan that is tied, in part, to company financial performance, long-term incentive opportunities, broad-based employee benefits, limited perquisites and severance coverage, all of which are described below. Key features of these programs include:

•	Maximum caps on the funding of our annual, short-term incentive plan;

•	No incentive funding when Company performance does not meet threshold requirements under our annual short-term incentive plan; and

•	No excise tax gross-ups nor any other tax gross-ups except in the event of relocation.

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We anticipate that we will continue to review our executive compensation programs in connection with this offering and make such changes as are determined to be necessary or appropriate for our status as a public company. As we gain experience as a public company, we expect that the specific direction, emphasis and components of our executive compensation programs will continue to evolve.

Executive Compensation Philosophy and Determination Process

Compensation Philosophy. Our philosophy is to offer executive compensation programs that will enable us to attract, motivate, reward and retain high-caliber executives who are capable of creating and sustaining value for our shareholders over the long term. In addition, the executive compensation programs are designed to provide a fair and competitive compensation opportunities that appropriately rewards executives for their contributions to our success. We also believe that a significant portion of each executive’s compensation should be “at risk” and tied to overall Company and individual performance. As described below, we believe that each element of our executive compensation program aligns with this philosophy.

Role of Board and Management. Our Board has historically taken into account multiple factors, such as considering the responsibilities, performance, contributions and experience of each Named Executive Officer and compensation in relation to other employees and other equivalent roles.

In addition, the Board takes into account our Chief Executive Officer’s judgment and knowledge of our industry when considering recommendations for executive officer compensation. Our Chief Executive Officer annually reviews each executive officer’s and Named Executive Officer’s performance with the Board and recommends an appropriate base salary, annual incentive target opportunity, annual incentive payout and, if applicable, grant of long-term equity incentive award. Based upon the recommendations of our Chief Executive Officer and the other considerations described below and in consideration of the executive compensation philosophy described above, the Board approves the annual compensation packages of our executive officers other than our Chief Executive Officer.

The Board annually reviews our Chief Executive Officer’s performance, base salary, annual incentive target opportunity and outstanding long-term incentive awards and approves any changes to the Chief Executive Officer’s compensation package in light of such review. Our Chief Executive Officer does not participate in deliberations regarding his own compensation.

Role of the Independent Compensation Consultant. As described above, we retained the Consultant to support the oversight and management of our executive compensation programs. The Consultant performed a variety of work, including assessing our executive compensation programs relative to market trends (in late 2016) and providing independent feedback on our analytical work. In addition, the Consultant will assist with benchmarking changes to our executive compensation programs in connection with this offering. This assistance will include, but not be limited to: assessing a market-based director compensation program, helping us select a peer group, conducting a review of the competitiveness of our executive compensation program, re-evaluating our executive benefit programs, and evaluating a post-IPO long-term equity incentive award program and strategy.

As we transition from being privately held to publicly traded, we intend to critically evaluate our executive compensation program annually, or more frequently as circumstances require, to maintain a competitive environment for talent and to ensure that our incentive programs are achieving their desired results. We expect to continue to emphasize pay-for-performance and performance-based pay when designing our executive officers’ compensation to align with shareholder interests.

What We Pay and Why: Elements of Compensation

Our executive compensation programs are designed to recognize an executive’s scope of responsibilities, leadership ability and effectiveness in achieving key performance goals and objectives. As an executive’s level of

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responsibility within Gates increases, so does the percentage of total compensation that is linked to performance in the form of variable compensation. We also provide various retirement and benefit programs and modest, business-related benefits as discussed below.

Base Salary. Base salaries for our Named Executive Officers in 2016 were determined by the Board after consideration of: (1) the Chief Executive Officer’s recommendations (for all Named Executive Officers other than the Chief Executive Officer); (2) breadth, scope and complexity of the executive’s role; (3) internal equity; (4) current compensation; (5) tenure in position and prior tenure in related roles (excepting Gates); (6) market pay levels; and (7) individual performance. Base salaries are reviewed annually or at other times when appropriate and may be increased from time to time pursuant to such review. During fiscal year 2016, in recognition of their performance, we adjusted the salary of Mr. Naemura (from $500,000 to $512,500) and Mr. Lifsey (from $475,000 to $522,500). Ms. Bhattacharya’s base salary was not increased in 2016. Mr. Gaston was hired in August 2016 at a base salary of $370,000. Mr. Jurek’s base salary of $900,000 has not been adjusted since he commenced employment in May 2015. The Summary Compensation Table below shows the base salary earned by each Named Executive Officer during fiscal year 2016.

Annual Incentive Plan. We provide an annual incentive opportunity under the Gates Global Bonus Plan (the “Annual Plan”) to (1) reward certain employees, including our Named Executive Officers, for achieving specific performance goals that would advance our profitability; (2) drive key business results; and (3) recognize individuals based on their contributions to those results. The Annual Plan was implemented in 2016 and, at that time, all executive officers, including our Named Executive Officers began participation therein. The Named Executive Officers’ 2016 individual annual incentive opportunities (expressed as a percentage of base salary) that were approved by the Board are listed in the payout table below.

Payouts under the 2016 Annual Plan were based on a combination of the achievement of the Company’s financial performance goals in the fiscal year (the “Gates Financial Performance Factor”), which fund the Annual Plan, and the Named Executive Officer’s performance during the fiscal year against his or her individual performance goals (the “Individual Performance Factor”).

Gates Financial Performance Factor. The Gates Financial Performance Factor sets the funding levels for the Annual Plan. The Board, after an evaluation of possible financial performance measures, determined to use Adjusted EBITDA (70%) and Operating Cash Flow (30%) as the financial performance measures for 2016. The Board determined that these financial performance measures were critical indicators of our performance for 2016 and, when combined, contributed to sustainable growth. Financial performance for these measures was determined 100% at a company-wide level. The Annual Plan financial performance measures are described below.

Performance Measure	Definitions
Adjusted EBITDA (70%)	Adjusted EBITDA under the Annual Plan is defined in substantially the same manner as described in “Summary—Summary Historical Consolidated Financial Information,” except it does not reflect certain adjustments totaling $5.4 million for Fiscal 2016, primarily Sponsor fees, that are not adjusted for under the terms of the Annual Plan.

Operating Cash Flow (30%)	Calculated as Adjusted EBITDA (as defined for purposes of the Annual Plan as described immediately above), less capital expenditures, plus or minus the change in average trade working capital.

The achievement factor for each of the financial performance measures was determined by multiplying the weight attributed to each performance measure by the applicable payout percentage for each measure. For each of the performance measures, payout percentages were determined by calculating actual achievement against the

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target goal based on a pre-established scale. Funding attainment with respect to these performance measures ranged from:

•	No funding for performance below the threshold requirement level;

•	50% of target incentive for achieving 90% of the target performance requirement; and

•	150% of target incentive for achieving 110% of the target performance requirement.

If achievement with respect to any performance measure fell between the threshold and target, or between the target and maximum, earned award amounts for that particular performance measure would be interpolated on a straight-line mathematical basis (and rounded to the nearest whole number). If achievement with respect to any performance measure did not reach threshold, then that measure would be deemed to have 0% attainment.

The following table outlines the calculation of the funding attainment based on the pre-established scale associated with our actual results against the targets and the resulting weighted and combined achievement factors.

Measure	Weighting	Target ($ in millions)	Actual ($ in millions)	2016 Payout Percentage (% of Target)	2016 Achievement Factor (%)	2016 Weighted Achievement Factor (%)
Adjusted EBITDA	70%	$584.2	$589.5	101%	105%	74%
Operating Cash Flow	30%	$560.4	$573.2	102%	111%	33%
Attainment						107%

Notwithstanding the establishment of the performance components and the formula for determining the funding levels as described above, the Board had the ability to exercise positive or negative discretion and award a greater or lesser amount to fund the Annual Plan than the amount determined by the above formula if, in the exercise of its business judgment, our Board determined that a greater or lesser amount was warranted under the circumstances. In Fiscal 2016, the Board determined to increase the funding from 107% to 110% in order to provide additional funding to reward our top performers who participate in our Annual Plan in furtherance of our pay for performance compensation philosophy.

After the Gates Financial Performance Factor is calculated and the “pool” is set to fund bonus payouts, our Chief Executive Officer has the discretion to determine how that pool is allocated throughout the organization (excluding with respect to himself). This is done by adjusting the Gates Financial Performance Factor either upward or downward for each functional area or geographic region based on the performance of that specific region or functional area. In Fiscal 2016, our Chief Executive Officer used his discretion to adjust the Gates Financial Performance Factor down to 100% for each functional area applicable to the other Named Executive Officers.

Individual Performance Factor. Each Named Executive Officer’s Individual Performance Factor was determined based on both financial and non-financial objectives appropriate for each Named Executive Officer’s position. For 2016, we selected the following individual performance goals for each of our Named Executive Officers:

•	Operational Excellence: Improvements in operational efficiency/productivity.

•	Building Organizational Capacity: Increasing talent pipeline within the organization; attracting and developing talent and growing organizational capacity.

•	Financial Goals: Achieving the Company’s annual financial plan.

Actual amounts paid under the Annual Plan were calculated by multiplying each Named Executive Officer’s base salary in effect on December 31, 2016 by (i) his or her Annual Plan target bonus opportunity (which is

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reflected as a percentage of base salary); (ii) the final Gates Financial Performance Factor (as adjusted by the Chief Executive Officer); and (iii) the Individual Performance Factor. There is no maximum on the discretionary components of the Annual Plan. The following table illustrates the calculation of the annual cash incentive awards payable to each of our Named Executive Officers under the 2016 Annual Plan based on 2016 financial performance and individual performance.

Name	Base Salary ($)	Target Bonus (% of Base Salary)	Target Bonus Opportunity ($)	Combined Performance Factor (%)*	Actual Payout ($)
I. Jurek	$900,000	150%	$1,350,000	130.0%	$1,750,000
D. Naemura	$512,500	150%	$768,750	107.1%	$823,000
W. Lifsey	$522,500	100%	$522,500	120.0%	$627,000
R. Gaston(1)	$370,000	60%	$222,000	107.2%	$238,000
R. Bhattacharya	$350,000	136%	$476,000	100.0%	$476,000

*	The final percentage after applying the Gates Financial Performance Factor (as adjusted) and the Individual Performance Factor.
(1)	Mr. Gaston began employment on August 8, 2016; however, his offer letter provided him with the opportunity to receive a full year payout under the Annual Plan.

Messrs. Jurek and Lifsey’s individual performance had a substantial impact on Gates’ overall financial performance, thus, generating a higher individual performance factor and higher payout percentage.

2017 Annual Plan. The 2017 Annual Plan design substantially follows the 2016 Annual Plan design except that for 2017, the Gates Financial Performance Factor will be based on our attainment of goals based on three key measures of financial performance: Adjusted EBITDA (50%), Operating Cash Flow (30%) and Revenue (20%). Revenue was included as a performance measure in 2017 in order to encourage profitable revenue growth.

Long-Term Incentive. We believe that our Named Executive Officers’ long-term compensation should be directly linked to the value we deliver to stockholders. Equity awards to our Named Executive Officers are designed to provide long-term incentive opportunities over a period of several years. We granted executive awards under the 2014 Incentive Plan, permitting our Named Executive Officers to obtain shares in Omaha Topco. Stock options have been our preferred equity award because the stock options will not have any value unless the underlying shares of common stock appreciate in value following the grant date. Accordingly, awarding stock options causes more compensation to be “at risk” and further aligns our executive compensation with our long-term profitability and the creation of shareholder value.

Historically, grants have not been made on an annual basis, and instead are made upon an executive’s commencement of employment with us, when an executive receives a promotion into a more senior level position, or to reward performance. The amounts of each Named Executive Officer’s stock option grant were determined based on several factors, including: (1) each Named Executive Officer’s position and expected contribution to our future growth; (2) dilution effects on stockholders and the need to maintain the availability of an appropriate number of shares for stock option awards to non-executive employees; and (3) ensuring that our Named Executive Officers were provided with appropriate and competitive total long-term equity compensation.

The stock options have four equally-weighted tiers. Tier I is subject to a five-year pro rata vesting schedule, and the remaining tiers are subject to vesting upon Blackstone’s achievement of specified internal rates of return or multiple of investment targets. Vesting of Tier I may accelerate upon specified events, and vesting of Tiers II – IV may continue past separation of service upon specified events. For more information regarding the stock options, including the vesting criteria, see the section entitled “Narrative Disclosure Relating to the Summary Compensation Table and the Grants of Plan-Based Awards Table” below.

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Another key component of our long-term equity incentive program is that our Named Executive Officers and other eligible employees have been provided with the opportunity to invest in Omaha Topco’s common stock. We considered this investment opportunity an important part of our equity program because it encouraged stock ownership and aligned the investing Named Executive Officers’ financial interests with those of Omaha Topco’s stockholders. As of the date of this offering, Mr. Jurek invested in 195,455 shares; Mr. Naemura invested in 36,365 shares; and Mr. Gaston invested in 18,182 shares. In connection with Ms. Bhattacharya’s departure, her invested shares were repurchased by Omaha Topco on July 11, 2017 for a purchase price of $180,000.

Fiscal 2016 Grants. Mr. Gaston commenced employment as our SVP, Human Resources on August 8, 2016 and was granted 355,200 stock options under the 2014 Incentive Plan. Mr. Lifsey was awarded 444,000 stock options on May 12, 2016 under the 2014 Incentive Plan in recognition of his performance. No other long-term equity incentive awards were granted to the Named Executive Officers in Fiscal 2016. See “Equity-Based Awards” below for additional details.

Post-IPO Long-Term Incentive Plan. In connection with this offering, we intend to implement a new market-based long-term incentive program to align our executive compensation package with similarly situated public companies. See “Gates Industrial Corporation plc 2017 Omnibus Incentive Plan” below for additional details.

Other Aspects of Our Compensation Programs

Retirement Benefits. We offer the following retirement benefits to eligible U.S.-based employees, including our Named Executive Officers, as described below. Additional details about the Gates Corporation Supplemental Retirement Plan (the “Supplemental Retirement Plan”), as it applies to our Named Executive Officers, is included in the “2016 Nonqualified Deferred Compensation” section of this prospectus.

Plan	Description
Gates MatchMaker 401(k) Plan	A qualified defined contribution retirement benefit available to eligible U.S. Employees (as defined in the plan document) that is intended to qualify as a profit sharing plan under Section 401(k) of the Code.

Supplemental Retirement Plan	An unfunded, nonqualified plan that provides our executives, including our Named Executive Officers, benefits similar to the Gates MatchMaker 401(k) Plan but without the Code contribution and earnings limitations.

We offer a defined contribution retirement benefit to all eligible Gates participants through the Gates MatchMaker 401(k) Plan. The Gates MatchMaker 401(k) Plan provides employees with individual retirement accounts funded by (1) an automatic Gates-paid contribution of 3% of employee eligible earnings, and (2) a Gates-paid match on employee contributions dollar-for-dollar on the first 3% of eligible earnings that the employee contributes. The Code limits employee contributions to the Gates MatchMaker 401(k) Plan to $18,000 ($24,000 for participants over age 50). Earnings upon which employee/employer contributions could have been made were limited to $265,000 in 2016.

We currently offer participation in a nonqualified deferred compensation retirement plan, through the Supplemental Retirement Plan, to specified employees that include the Named Executive Officers. This plan is an unfunded, nonqualified plan that provides participants with a 6% employer contribution (the “Retirement Contribution”) on eligible earnings that exceed Section 401(a)(17) of the Code’s dollar limits. Additional details about the Supplemental Retirement Plan, as it applies to the Named Executive Officers, are included in the “2016 Nonqualified Deferred Compensation” section of this prospectus.

Other Benefits. We provide other benefits to the Named Executive Officers that we believe are necessary to compete for executive talent. The additional benefits for the Named Executive Officers generally consist of a car

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allowance (which has been phased out for newly hired executives and will be phased out entirely in 2018 for existing participants), a parking subsidy and an executive annual physical examination. Tax gross-ups are provided to our executive officers, including the Named Executive Officers, for certain relocation benefits. The specific amounts attributable to the 2016 other benefits provided to the Named Executive Officers are set forth in the “All Other Compensation” column of the Summary Compensation Table of this prospectus.

We also provide other benefits such as medical, dental, life, accidental death and dismemberment (“AD&D”), and long-term and short-term disability coverage to each Named Executive Officer, which are identical to the benefits provided to all other eligible U.S.-based employees. Our executive officers, including our Named Executive Officers, also receive enhanced benefits that are not available to other employees, such as relocation assistance, and, effective January 1, 2017, enhanced life insurance and AD&D benefits. We provide vacation and paid holidays to all employees, including the Named Executive Officers. All of the Named Executive Officers were eligible for four weeks of vacation in 2016 except for Mr. Gaston, who was eligible for two weeks of vacation.

Change-in-Control and Severance Benefits. The Board believes that the Named Executive Officers are better able to perform their duties with respect to any potential proposed corporate transaction without concern for the impact of the transaction on their individual employment with carefully structured change in control and severance benefits. In addition, the Board believes that the interests of our stockholders are better protected and enhanced by providing greater certainty regarding executive pay obligations in the context of planning and negotiating any potential corporate transactions. We provide limited single-trigger change-in-control benefits to certain of our Named Executive Officers in their equity grant agreements and pursuant to the Supplemental Retirement Plan.

The employment agreements entered into with Messrs. Jurek, Naemura and Lifsey and Ms. Bhattacharya provide for severance benefits in connection with a termination of employment under certain specified qualifying termination events. The severance benefits under these agreements are contingent upon the affected Named Executive Officer’s execution and non-revocation of a general valid release of claims and compliance with the restrictive covenants set forth in the applicable employment agreement. See “Potential Payments upon a Termination or Change in Control” which describes the payments that each of these Named Executive Officers may be entitled to under these agreements.

The Company also provides severance benefits under the Gates Corporation Severance Plan (the “Severance Plan”), a broad-based protection plan provided to Gates’ employees at senior professional, director and executive levels. The Severance Plan provides severance benefits to eligible employees who are not entitled to severance pay under the terms of another agreement (e.g., an employment agreement). The severance benefits are contingent upon the executive experiencing a qualifying termination (as described under the Severance Plan) and are contingent upon the execution and non-revocation of a valid release of claims against us, and continued compliance with the restrictive covenants set forth in the Severance Plan. See “Potential Payments upon a Termination or Change in Control,” which describes the payments to which each of the Named Executive Officers may be entitled under the Severance Plan.

Employment Agreements. Upon their commencement of employment, certain of our Named Executive Officers entered into employment agreements that contain substantially similar terms. Each of the employment agreements provides for a five-year initial employment term that extends automatically for additional one-year periods unless either we or the executive elects not to extend the term. Under the employment agreements, each executive is eligible to receive a minimum base salary, as set forth in the applicable agreement, and annual cash incentive compensation opportunity based on the achievement of specified financial and individual goals as defined by the Board each year. If these goals are achieved, each executive may receive a cash bonus. Each Named Executive Officer is also entitled to participate in all employee benefit plans, programs and arrangements made available to other executive officers generally, except that severance benefits are incorporated into their

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respective employment agreements. For more information regarding the employment agreements, please see the “Narrative Disclosure to Summary Compensation Table and Grants of Plan-Based Awards Table” of this prospectus.

Other Compensation Practices. In anticipation of becoming a public reporting company, we are in the process of adopting practices that we believe are important components of a public-company executive compensation program, which are generally described below.

Section 162(m) Compliance. Following this offering, we expect to be able to claim the benefit of a special exemption rule that applies to compensation paid (or compensation in respect of equity awards such as stock options or restricted stock granted) during a specified transition period. This transition period may extend until the first annual stockholder meeting that occurs after the close of the third calendar year following the calendar year in which this offering occurs, unless the transition period is terminated earlier under the post-offering transition rules set forth in Section 162(m) of the Code (“Section 162(m)”). At such time, as we are subject to the deduction limitations of Section 162(m), we expect that the compensation committee will take the deductibility limitations of Section 162(m) into account in its compensation decisions; however, the compensation committee may, in its judgment, authorize compensation payments that are not exempt under Section 162(m) when it believes that such payments are appropriate to attract or retain talent.

Accounting for Stock-Based Compensation. We follow FASB ASC Topic 718 (“ASC Topic 718”) for our stock-based compensation awards. ASC Topic 718 requires companies to measure the compensation expense for all share-based payment awards made to employees and directors, including stock options, based on the grant date “fair value” of these awards. This calculation is performed for accounting purposes and reported in the compensation tables below, even though our executive officers may never realize any value from their awards. ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based compensation awards in their income statements over the period that an executive officer is required to render service in exchange for the option or other award.

Significant Compensation Actions Undertaken in 2017

To ensure we provide competitive compensation to our Named Executive Officers, for 2017 executive pay decisions, we compared total direct compensation against market data provided by the Consultant.

During Fiscal 2017, to reward performance as well as to better align their compensation to the market, we adjusted the base salary of Mr. Lifsey (from $522,500 to $548,625) and Mr. Gaston (from $370,000 to $385,000). Mr. Naemura had his total cash compensation pay mix adjusted to align with current market practices and, as a result, his base salary was adjusted effective March 2017 from $512,500 to $595,000.

In connection with pay mix realignment noted above, we adjusted Mr. Naemura’s 2017 Annual Plan target opportunity (reflected as a percentage of base salary) effective January 1, 2017 from 150% to 115%. No other Named Executive Officer received an adjustment to his or her 2017 target incentive opportunity. In addition, in conjunction with his pay mix realignment, Mr. Naemura received a one-time special cash bonus of $22,212 to ensure that he was kept whole from aligning his base salary adjustment, which was effective in March 2017 to his bonus adjustment, which was effective in January 2017.

Messrs. Jurek and Gaston were awarded stock option grants under the 2014 Incentive Plan on May 2, 2017 to reward performance as well as to better align their compensation to the market in the amount of 710,400 and 276,100 respectively. The terms and conditions of these awards are the same as the 2016 awards described herein, except that a specified portion of Tiers II-IV will not continue to vest as a result of a Good Leaver Termination (as defined below) and there is no vesting due to termination of employment as a result of retirement. No other long-term equity incentive awards were granted to the Named Executive Officers in Fiscal 2017. See “— Equity-Based Awards” below for additional details.

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Effective January 1, 2017, our executive officers, including our Named Executive Officers, received enhanced life insurance and AD&D benefits that are not available to other employees. In June 2017, we amended the Supplemental Retirement Plan to permit participants to defer up to 80% of base salary (beginning in January 2018) and 80% of bonus compensation (beginning with the 2017 Annual Plan payouts) and implemented a Rabbi trust to hold plan assets.

In connection with Ms. Bhattacharya’s last day of active service with us on July 4, 2017, she entered into a separation agreement with us, dated as of May 14, 2017 (the “Bhattacharya Separation Agreement”). See “Payments and Benefits Upon Termination – As of the End of Fiscal Year 2016—Departure of Ms. Bhattacharya” for additional details on Ms. Bhattacharya’s payments and severance entitlements under the Bhattacharya Separation Agreement.

Summary Compensation Table

The following table sets forth the compensation for the fiscal year ended December 31, 2016 for our Named Executive Officers.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(4)	Total ($)
Ivo Jurek, Chief Executive Officer	2016	$900,000	—	—	—	$1,750,000	—	$128,898	$2,778,898
David Naemura, Chief Financial Officer	2016	$509,135	—	—	—	$823,000	—	$56,373	$1,388,508
Walter Lifsey, Chief Operating Officer	2016	$507,885	—	—	$335,220	$627,000	—	$469,575	$1,939,680
Roger Gaston, SVP, Human Resources	2016	$135,192	—	—	$296,592	$238,000	—	$470,725	$1,140,509
Rasmani Bhattacharya, Former EVP and General Counsel	2016	$350,000	—	—	—	$476,000	—	$47,946	$873,946

(1)	The amounts reported in the “Salary” column consist of base salary earned in Fiscal 2016. The following base salary increases were provided during 2016: Mr. Naemura (from $500,000 to $512,500) and Mr. Lifsey (from $475,000 to $522,500).
(2)	The amounts reported in the “Option Awards” column for 2016 represent the grant date fair value of the time-vesting options (Tier I) granted to Messrs. Lifsey and Gaston calculated in accordance with ASC Topic 718 using a Black-Scholes valuation model. For information regarding the assumptions used in determining the fair value of these awards, please refer to Note 19, Share-Based Compensation of the audited consolidated financial statements included elsewhere in this prospectus. The grant date fair value of the exit-vesting portion of the stock options (Tiers II, III and IV) was computed based upon the probable outcome of the performance conditions as of the grant date in accordance with FASB ASC Topic 718. Achievement of the performance conditions for these stock options was not deemed probable on the grant date and, accordingly, no value is included in the table for the Tier II, III or IV exit-vesting portion of the awards pursuant to the SEC’s disclosure rules. Assuming achievement of the performance conditions, the grant date fair value of Tiers II, III and IV of the awards that were granted in 2016 was: Mr. Lifsey—$203,130 for Tier II, $162,060 for Tier III and $173,160 for Tier IV and Mr. Gaston—$166,944 for Tier II, $130,536 for Tier III and $141,192 for Tier IV.
(3)	The amounts reported in the “Non-Equity Incentive Plan Compensation” column for 2016 include amounts earned by Named Executive Officers (as applicable) under the Annual Plan (and paid in February 2017). The terms of the Annual Plan are described more fully above in the “What We Pay and Why: Elements of Compensation-Annual Incentive”.
(4)

The amounts reported in the “All Other Compensation” column for 2016 reflect the sum of: (1) the amounts contributed by Gates to the Gates MatchMaker 401(k) Plan and the Supplemental Retirement Plan, which are calculated on the same basis for all participants, including the Named Executive Officers; (2) limited tax gross-ups; (3) relocation benefits

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(where applicable); and (4) the incremental cost to Gates of all other executive benefits that are required to be reported by SEC rules. The material provisions of the Gates MatchMaker 401(k) Plan and the Supplemental Retirement Plan are described in the “2016 Nonqualified Deferred Compensation” section of this prospectus.

The narrative following the table below describes these components of All Other Compensation:

Name	Company Contributions to Gates MatchMaker 401(k)(a)	Company Contributions to Gates Executive Supplemental Retirement Benefit Plan(b)	Relocation(c)	Tax Gross-ups(d)	Other Benefits(e)	Total
I. Jurek	$15,900	$92,100	—	—	$20,898	$128,898
D. Naemura	$15,900	$22,270	—	—	$18,203	$56,373
W. Lifsey	$15,900	$29,683	$284,003	$136,868	$3,121	$469,575
R. Gaston	$8,111	—	$358,957	$98,211	$5,445	$470,724
R. Bhattacharya	$15,900	$10,306	—	—	$21,740	$47,946

(a)	Company Contributions to Gates MatchMaker 401(k) Plan. Gates makes matching contributions on 100% up to 3% of eligible earnings deferred by all eligible participants, including Named Executive Officers, in accordance with the terms of the Gates MatchMaker 401(k) Plan. Gates also makes a retirement contribution to all eligible participants, including Named Executive Officers, in an amount equal to 3% of eligible earnings, subject to Code limitations.
(b)	Company Contributions to the Supplemental Retirement Plan. Gates makes a retirement contribution of 6% of eligible compensation on behalf of all eligible participants, including the Named Executive Officers, under the Supplemental Retirement Plan for eligible compensation that exceeds Section 401(a)(17) of the Code.
(c)	Relocation. Gates provides relocation benefits to its newly hired executive officers, including Named Executive Officers, that includes home finding assistance, home purchase assistance (including reimbursement of closing costs and limited inspection fees), home sale assistance (marketing and closing cost assistance), moving household goods, and a lump sum for miscellaneous expenses of $6,500.
(d)	Tax Gross-Ups. Gates provides a reimbursement for taxable moving expenses.
(e)	Other Benefits. Certain additional limited benefits are made available to executives, including the Named Executive Officers. The aggregate incremental value of these benefits is included for each Named Executive Officer in the “All Other Compensation” column of the Summary Compensation Table, but the individual values for each item are not required to be disclosed under SEC rules because none of them exceeded the greater of $25,000 or 10% of the total amount of personal benefits for each Named Executive Officer. In general, these benefits include a car allowance provided to Messrs. Jurek and Naemura and to Ms. Bhattacharya (which has been phased out for new executive officers and will be phased out for all participants in 2018) and a parking subsidy. Gates also makes available executive physicals to all Named Executive Officers (used by Messrs. Jurek and Gaston and Ms. Bhattacharya). Ms. Bhattacharya also received a fitness reimbursement. In addition, family members of Mr. Jurek accompanied him on the one-time use of a private airplane for business travel for which we incurred no incremental cost.

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

2016 Grants of Plan-Based Awards

The following table provides information on bonus opportunity ranges under the 2016 Annual Plan for, and stock options granted in 2016 to, each of our Named Executive Officers.

		Grant Approval Date	Grant Date	Estimated Future Payouts under non-equity incentive plan awards ($)			Estimated future payouts under equity incentive plan awards (#)			All other option awards: number of securities underlying options (#)	Exercise or base price of option awards ($/sh)	Grant date fair value of stock and option awards ($)
Name				Threshold	Target	Maximum	Threshold	Target	Maximum
I. Jurek	(1)			$202,500	$1,350,000	—
D. Naemura	(1)			$115,313	$768,750	—
W. Lifsey	(1)			$78,375	$522,500	—
Tier I	(2)	5/12/2016	5/12/2016							111,000	$5.00	$335,220
Tier II	(2)	5/12/2016	5/12/2016					111,000			$5.00	$0
Tier III	(2)	5/12/2016	5/12/2016					111,000			$5.00	$0
Tier IV	(2)	5/12/2016	5/12/2016					111,000			$7.50	$0
R. Gaston	(1)			$33,300	$222,000	—
Tier I	(2)	8/4/2016	8/8/2016							88,800	$5.00	$296,592
Tier II	(2)	8/4/2016	8/8/2016					88,800			$5.00	$0
Tier III	(2)	8/4/2016	8/8/2016					88,800			$5.00	$0
Tier IV	(2)	8/4/2016	8/8/2016					88,800			$7.50	$0
R. Bhattacharya	(1)			$71,400	$476,000	—

(1)	The amounts located in the first row for each Named Executive Officer represent the cash-based award opportunity range under the 2016 Annual Plan, the terms of which are summarized under “What We Pay and Why: Elements of Compensation—Annual Incentive Plan” above. For purposes of this table and threshold level disclosure, we assumed that the lowest weighted of the two performance measures achieved the threshold level of attainment (in other words, 15% of the target award was earned) and the Individual Performance Factor was set at 100%. Additionally, discretion can be used to reduce the payment to zero. 2016 Annual Plan payments, if earned, are contingent upon the Named Executive Officer remaining in continuous employment through the payment date. The calculation uses each Named Executive Officer’s base salary as of December 31, 2016. The actual amount earned by each Named Executive Officer for 2016 is included in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table.
(2)	Represents time-vesting stock options (Tier I) and exit-vesting stock options (Tiers II, III and IV) granted to Messrs. Lifsey and Gaston in 2016. The grant date fair value of the stock options is calculated in accordance with ASC Topic 718 using a Black-Scholes valuation model. The grant date fair value of the Tier II, III and IV exit-vesting stock options is based on the probable outcome of the performance conditions. See Footnote (2) to the Summary Compensation Table.

Narrative Disclosure Relating to the Summary Compensation Table and the Grants of Plan-Based Awards Table

Employment Agreements

In connection with their commencement of employment, Messrs. Jurek, Naemura and Lifsey and Ms. Bhattacharya entered into employment agreements that contain substantially similar terms. Each of the employment agreements provides for a five-year initial employment term that extends automatically for successive automatic one-year periods unless either Gates or the executive elects not to extend the term, by providing at least 60 days’ advance notice.

Each employment agreement establishes the executive’s (1) initial base salary, subject to discretionary periodic increases and (2) eligibility to receive an annual cash incentive bonus, based on the achievement of specified financial and individual performance targets set by the Board each year. The Annual Plan became effective on January 1, 2016, and all of our Named Executive Officers began participating in the Annual Plan in lieu of the short-term incentive provisions set forth in their respective employment agreements at that time.

Each Named Executive Officer is also entitled to participate in all employee benefit plans, programs and arrangements made available to other executive officers generally, except that only Mr. Gaston is eligible to participate in the Severance Plan. Messrs. Jurek, Naemura and Lifsey are entitled to the severance benefits set

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forth in their respective employment agreements. Ms. Bhattacharya received severance benefits as set forth in the Bhattacharya Separation Agreement, as described below.

The following are the material individual provisions of the employment agreements in effect for each of the Named Executive Officers. In addition, the terms with respect to grants of stock options are described below for our Named Executive Officers in the section entitled “Equity-Based Awards”. Severance provisions and agreements, including the severance agreement entered into with Ms. Bhattacharya in connection with her departure from the Company, are described below in the section entitled “Potential Payments Upon Termination or Change in Control”.

Mr. Jurek’s Employment Agreement. Mr. Jurek’s employment agreement, dated as of May 18, 2015, provides that he is to serve as our Chief Executive Officer, and is eligible to receive a base salary of $900,000, subject to periodic increases as may be approved by the Board. In addition, Mr. Jurek was entitled to reimbursement in connection with his and his family’s relocation to Denver from Hong Kong, and other assistance to ensure a smooth transition. During the first 12 months of his employment, he was also entitled to reimbursement of reasonable travel expenses for his spouse and children to the extent they were not based in Denver during such period.

Mr. Naemura’s Employment Agreement. Mr. Naemura’s employment agreement, dated as of March 30, 2015, provides that he is to serve as our Chief Financial Officer, and is eligible to receive a base salary of $500,000, subject to periodic increases as may be approved by the Board. In addition, Mr. Naemura was entitled to a vehicle allowance in accordance with Gates’ standard policies in place for its senior executives from time to time, reimbursement for relocation expenses to Denver from Dallas (which were subject to repayment in the event he voluntarily terminated his employment before March 30, 2016), and eligibility to participate in the Supplemental Retirement Plan as in effect from time to time.

Mr. Lifsey’s Employment Agreement. Mr. Lifsey’s employment agreement, dated as of August 24, 2015, provides that he is to serve as our Chief Operating Officer, and is eligible to receive a base salary of $475,000, subject to periodic increases as may be approved by the Board.

Ms. Bhattacharya’s Employment Agreement. Ms. Bhattacharya’s employment agreement, dated as of December 19, 2014, provided that she was to serve as Executive Vice President and General Counsel of the Company, and she was eligible to receive a base salary of $350,000, subject to periodic increases as may be approved by the Board. In addition, Ms. Bhattacharya was entitled to a car/automobile allowance or program in accordance with our standard policies in place for its senior executives from time to time.

Each of the employment agreements also contains restrictive covenants, including an indefinite covenant not to disclose confidential information and not to disparage us, and, during each of the executive’s employment and for the one-year period following any termination of employment (two years for Mr. Jurek), covenants related to non-competition and non-solicitation of employees, customers or suppliers. For more information, see “Narrative Disclosure Relating to the Summary Compensation Table” and “Potential Payments upon a Termination or Change in Control—Employment Agreements with Messrs. Jurek, Naemura, and Lifsey and Ms. Bhattacharya.”

Equity-Based Awards

As noted above, upon employment or as granted in the Board’s discretion, Named Executive Officers received grants of stock options and the ability to purchase shares of Omaha Topco common stock under the 2014 Incentive Plan. The stock options are divided into four equally weighted tranches referred to as “Tiers” for vesting purposes. Tier I of the stock options (25% of the total award) is subject to time-based vesting restrictions that vest 20% on each of the first five anniversaries of the grant date or vesting reference date, as applicable.

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Tiers II, III and IV (each 25% of the total) are subject to exit-based vesting and will vest and become exercisable if either the specified internal rate of return or multiple of investment targets noted below are achieved:

•	Tier I Options. Tier I options (25% of the total award) are subject to time-based vesting that vest 20% on each of the first five anniversaries of the grant date or vesting reference date, as applicable, subject to the participant’s continued employment.

•	Tier II Options. Tier II options (25% of the total award) vest and become exercisable, if, prior to July 3, 2022, and on or after the date that Blackstone has sold at least 25% of the maximum number of the shares that it held in Omaha Topco to any unaffiliated person or group or has sold all or substantially all of the assets of Omaha Topco to any unaffiliated person or group (any such date, a “Liquidity Event”), Blackstone receives net cash proceeds together with any dividends or distributions received, in each case, in respect of its Omaha Topco shares sold that results in either (i) a return of at least 2.0 times the amount of its cumulative invested capital or (ii) an annual internal rate of return of at least 15% on its cumulative invested capital, in each case, subject to the participant’s continued employment.

•	Tier III Options. Tier III options (25% of the total award) vest and become exercisable, if, on or after a Liquidity Event, Blackstone receives net cash proceeds together with any dividends or distributions received, in each case, in respect of its Omaha Topco shares sold that results in either (i) a return of at least 2.5 times the amount of its cumulative invested capital or (ii) an annual internal rate of return of at least 20% on its cumulative invested capital, in each case, subject to the participant’s continued employment.

•	Tier IV Options. Tier IV options (25% of the total award) vest and become exercisable at the same time, and subject to the same conditions, as the Tier II Options. However, the Tier IV options have an exercise price greater than the fair market value of one share of Omaha Topco common stock on the date of grant of such options.

Any part of a Named Executive Officer’s stock option award that is vested upon termination of employment by us without “Cause” or by the Named Executive Officer for “Good Reason” (as such terms are defined in the stock option agreements), will generally remain outstanding and exercisable for 90 days following the termination of employment. This period is shortened to 30 days if the Named Executive Officer resigns without Good Reason and no grounds for a termination by us for Cause exists, and is extended to 12 months if employment is terminated due to death or Disability (as defined in the stock option agreements). Vested options will immediately terminate if the Named Executive Officer’s employment is terminated by us for Cause, if the Named Executive Officer resigns without good reason when grounds for Cause exist or if a there is a restrictive covenant violation. Any vested options that are not exercised within the applicable post-termination exercise window will terminate. Any part of a Named Executive Officer’s stock option award that vests following a termination without Cause, for Good Reason or due to death or Disability, will generally remain outstanding and exercisable for 60 days following the date such option vested. In each case, the exercise period will be shortened to the expiration date of the stock option, if earlier. See “Potential Payments upon a Termination or Change in Control—Long-Term Incentive Awards” below for a description of the potential vesting that each of these Named Executive Officers may be entitled to in connection with a Change in Control or certain terminations of employment.

By accepting a grant of options pursuant to the 2014 Incentive Plan and the stock option award agreement, our Named Executive Officers agreed to certain restrictive covenants, including an indefinite covenant not to disclose confidential information and not to disparage us, and, during each of the executive’s employment and for the one-year period following any termination of employment (two years for Mr. Jurek), covenants related to non-competition and non-solicitation of employees, customers or suppliers. For more information, see “Potential Payments upon a Termination or Change in Control—Employment Agreements with Messrs. Jurek, Naemura, and Lifsey and Ms. Bhattacharya.”

In addition, as a condition to receiving his or her equity-based awards and in connection with investments in our common stock, each Named Executive Officer was required to enter into a subscription agreement with us,

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and to become a party to our shareholders agreement. These agreements generally govern the Named Executive Officers’ rights with respect to any shares of our common stock purchased or acquired on exercise of vested stock options. The subscription agreement also contains certain restrictive covenants. While employed and for one year following their termination of employment, Named Executive Officers are prohibited from competing with us and from soliciting our employees, consultants and certain actual and prospective clients. The subscription agreement also contains an indefinite restriction on the Named Executive Officer’s disclosure of our confidential information. Following this offering, if a Named Executive Officer materially breaches any of these restrictive covenants, then we have the right to “claw back” and recover any gains the Named Executive Officer may have realized with respect to his or her shares acquired under the terms of the stock option agreement or pursuant to the subscription agreement, as applicable. If the Named Executive Officer (i) is terminated for “Cause” (as defined in the respective Named Executive Officer’s employment agreements), (ii) voluntarily resigns when grounds exist for “Cause” or (iii) violates a restrictive covenant, then we have the right to repurchase his or her shares, including any shares issuable or issued upon the exercise of any options for the lessor of (a) fair market value (measured as of the purchase date) and (b) cost.

Outstanding Equity Awards at December 31, 2016

The following table provides information regarding outstanding equity awards held by each Named Executive Officer as of December 31, 2016.

Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(2)	Option Exercise Price ($)	Option Expiration Date
I. Jurek	5/18/2015 (Tier I)	266,667	1,066,666		$5.00	5/18/2025
	5/18/2015 (Tier II)			1,333,333	$5.00	5/18/2025
	5/18/2015 (Tier III)			1,333,333	$5.00	5/18/2025
	5/18/2015 (Tier IV)			1,333,333	$7.50	5/18/2025

D. Naemura	3/30/2015 (Tier I)	97,500	390,000		$5.00	3/30/2025
	3/30/2015 (Tier II)			487,500	$5.00	3/30/2025
	3/30/2015 (Tier III)			487,500	$5.00	3/30/2025
	3/30/2015 (Tier IV)			487,500	$7.50	3/30/2025

W. Lifsey	8/24/2015 (Tier I)	65,712	262,848		$5.00	8/24/2025
	8/24/2015 (Tier II)			328,560	$5.00	8/24/2025
	8/24/2015 (Tier III)			328,560	$5.00	8/24/2025
	8/24/2015 (Tier IV)			328,560	$7.50	8/24/2025
	5/12/2016 (Tier I)		111,000		$5.00	5/12/2026
	5/12/2016 (Tier II)			111,000	$5.00	5/12/2026
	5/12/2016 (Tier III)			111,000	$5.00	5/12/2026
	5/12/2016 (Tier IV)			111,000	$7.50	5/12/2026

R. Gaston	8/8/2016 (Tier I)		88,800		$5.00	8/8/2026
	8/8/2016 (Tier II)			88,800	$5.00	8/8/2026
	8/8/2016 (Tier III)			88,800	$5.00	8/8/2026
	8/8/2016 (Tier IV)			88,800	$7.50	8/8/2026

R. Bhattacharya(3)	1/9/2015 (Tier I)	35,520	53,280		$5.00	1/9/2025
	1/9/2015 (Tier II)			88,800	$5.00	1/9/2025
	1/9/2015 (Tier III)			88,800	$5.00	1/9/2025
	1/9/2015 (Tier IV)			88,800	$7.50	1/9/2025

(1)	Represents Tier I time-vesting stock options held by the Named Executive Officers as of December 31, 2016. The Tier I options vest 20% on each of the first five anniversaries of the grant date (or for

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Ms. Bhattacharya, the first five anniversaries of the July 3, 2014 vesting reference date contained in her stock option agreement).
(2)	Represents Tier II, III and IV exit-vesting stock options held by the Named Executive Officers as of December 31, 2016. The Tier II, III and IV exit-vesting options become vested when and to the extent specified internal rate of return or multiple of investment targets are achieved by Blackstone as described in the “—Narrative Disclosure Relating to the Summary Compensation Table and Grants of Plan-Based Awards—Equity-Based Awards” section above.
(3)	Ms. Bhattacharya’s last day of active service with the Company was July 4, 2017. As a result of her departure, Ms. Bhattacharya became vested in an additional 17,760 Tier I time-vesting stock options and will remain eligible to vest in 80% of her unvested Tier II, III and IV exit-vesting stock options for 24 months following her departure date. All other unvested stock options were immediately forfeited. In addition, Ms. Bhattacharya had the right to exercise all of her vested and deemed vested stock options within 90 days of her departure date after which they will be cancelled. See “Potential Payments upon a Termination or Change in Control—Departure of Ms. Bhattacharya” for details regarding Ms. Bhattacharya’s departure.

2016 Option Exercises and Stock Vested

None of our Named Executive Officer’s exercised stock options in 2016.

2016 Nonqualified Deferred Compensation

The Company offers to its executives, including all of the Named Executive Officers, the opportunity to participate in the Supplemental Retirement Plan. The table below provides information as of December 31, 2016, for those Named Executive Officers who were eligible to participate in this plan.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)(3)
I. Jurek	—	$92,100	$2,431	—	$110,823
D. Naemura	—	$22,270	$3,044	—	$45,339
W. Lifsey	—	$29,683	—	—	$29,683
R. Gaston(4)	—	—	—	—	—
R. Bhattacharya(5)	—	$10,306	$4,402	—	$48,928

(1)	This column contains contributions by us with respect to the last fiscal year under the Supplemental Retirement Plan, which provides for benefits in excess of amounts permitted to be contributed under our Gates MatchMaker 401(k) Plan as a result of Section 401(a)(17) of the Code. As a result, participants are eligible to receive a retirement contribution paid by the Company in an amount equal to 6% of eligible compensation that exceeds Section 401(a)(17) of the Code, which is earned in 2016 and paid in the first quarter of 2017. These amounts are included in the “All Other Compensation” column of the Summary Compensation Table of this statement.
(2)	Because amounts included in this column do not include above-market or preferential earnings, none of these amounts are included under the “Change in Pension Value and Nonqualified Deferred Compensation Earnings” column of the Summary Compensation Table of this statement.
(3)	None of the amounts reported in the “Aggregate Balance at Last Fiscal Year End” column were reported as compensation in the Summary Compensation Table for prior years because this offering is the first time we have been required to provide this disclosure under SEC rules.
(4)	Mr. Gaston did not receive a 2016 contribution as he was hired in 2016 and his eligible compensation under the Supplemental Retirement Plan did not exceed the dollar limits under Section 401(a)(17) of the Code.
(5)	Ms. Bhattacharya’s last day of active service with the Company was July 4, 2017. Therefore, the Company will distribute the aggregate balance in Ms. Bhattacharya’s vested account in accordance with the terms of the Supplemental Retirement Plan.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Narrative to Nonqualified Deferred Compensation for 2016 Table

We currently offer participation in a nonqualified deferred compensation retirement plan, the Supplemental Retirement Plan, to specified employees including the Named Executive Officers. This plan is an unfunded, nonqualified plan that provides participants with an employer contribution equal to 6% of eligible compensation that exceeds Code Section 401(a)(17). Participants must be employed as of the last day of the plan year to be eligible for a Retirement Contribution and are immediately vested in the Retirement Contribution.

The amounts deferred are credited to accounts selected by the Named Executive Officer that mirror the investment alternatives available in the Gates MatchMaker 401(k) Plan. During Fiscal 2016, participants were permitted to select the investment alternatives in which they wanted their accounts to be deemed to be invested and were credited with earnings and/or losses based on the performance of the relevant investments. Participants were able to change the investment elections for their accounts on a daily basis during Fiscal 2016. For Fiscal 2016, the Named Executive Officers participated in one or more of the following 16 investment options, which had the returns indicated below:

Hypothetical Investment Accounts	2016 Return		2016 Return
Dodge and Cox Balance	16.56%	Vanguard Small Cap Index I	18.32%
Pimco All Asset	13.34%	American Funds New Perspective Fund	2.19%
Vanguard Equity-Income Fund	14.82%	Harbor International	0.25%
American Funds Fundamental Investors	12.88%	MFS Mid Cap Value Fund	15.86%
Vanguard Institutional Index	11.93%	Vanguard Midcap Growth	0.44%
T. Rowe Price New America Growth	1.40%	Loomis Sayles Core Plus Bond	7.59%
Vanguard Midcap Index Institutional	11.23%	Vanguard Total Bond Market Index Fund*	0.23%
American Beacon Small Cap Value Inst	26.73%	Vanguard Total International Stock Index I*	2.03%

*	The Vanguard Total Bond Market Index Fund and Vanguard Total International Stock Index I funds were first made available in December of 2016 and the return indicated reflects the return for the month of December.

A Named Executive Officer’s vested account will commence to be paid as follows: (i) any specified date that is at least 24 calendar months following the date of contribution to the Supplemental Retirement Plan and is not later than the individual’s 70th birthday, (ii) the first day of the seventh month following termination of employment, retirement (defined as a termination of employment after the participant has attained age 55), Disability (as defined in the Supplemental Retirement Plan), or (iii) 90 days following death. All distributions are made in the form of payment selected by the participant, as either a lump-sum payment or payment in installments over a period not exceeding five years. However, upon a Change in Control (as defined in the Supplemental Retirement Plan), the account balance is paid in a lump sum within 90 days of such Change in Control.

Potential Payments upon a Termination or Change in Control

Summary of Potential Payments

We entered into employment agreements with Messrs. Jurek, Naemura and Lifsey and Ms. Bhattacharya which would provide severance benefits to our Named Executive Officers in varying amounts under certain scenarios. Mr. Gaston participates in the Severance Plan, which is a severance program available to certain of our employees. In order to receive payment and benefits under the Severance Plan or an employment agreement, as applicable, the Named Executive Officer must execute and not to revoke a valid release of claims against us and comply with the restrictive covenants set forth in the Severance Plan or employment agreement, as applicable.

Severance and other benefits that are payable upon a termination of employment or upon a change in control are described below. The table following this narrative discussion summarizes the amounts that would have been

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

payable under employment agreements upon termination or a change in control under certain circumstances to Messrs. Jurek, Naemura and Lifsey and Ms. Bhattacharya, assuming that their employment terminated on December 31, 2016. Ms. Bhattacharya has already received and is still receiving severance payments under the Bhattacharya Separation Agreement in connection with the termination of her employment.

Severance Plan. Consistent with our objective of using severance payments and benefits to attract and retain executives, we provide our executive employees, including Mr. Gaston (who does not have severance benefits associated with an employment agreement or offer letter), with severance benefits under the Severance Plan. Messrs. Jurek, Naemura and Lifsey and Ms. Bhattacharya did not participate in the Severance Plan, as their employment agreements provide their exclusive severance benefits. All severance benefits are paid in installments, unless we decide to pay severance in a lump sum. Eligible employees who are Executive level are eligible to receive 26 weeks’ base salary. The Chief Executive Officer, in his discretion, may provide an additional 26 weeks’ base salary (paid monthly in arrears), so long as such individual has not found other employment. All employees who participate in the Severance Plan receive a supplemental cash payment of $5,000 to offset the costs of COBRA premiums, and may additionally receive outplacement services. All of the severance benefits are contingent upon the individual executing and not revoking a valid release of claims and continuing to comply with the restrictive covenants set forth in the Severance Plan.

Employment Agreements with Messrs. Jurek, Naemura and Lifsey and Ms. Bhattacharya

Pursuant to the terms of the respective employment agreements of Messrs. Jurek, Naemura and Lifsey and Ms. Bhattacharya, in connection with a termination of employment with us by us for “Cause” (as defined below), by the Named Executive Officer’s voluntary resignation or in the event the Named Executive Officer elects not to extend the employment term (whether or not he continues as an employee thereafter), the Named Executive Officer is entitled to receive: (i) base salary accrued through the date of termination, and accrued but unused vacation in respect of the year of termination; (ii) any Annual Plan bonus payment earned, but unpaid as of the date of termination for the immediately preceding fiscal year; (iii) reimbursement of reasonable business expenses; and (iv) vested and non-forfeitable employee benefits to which the executive would be entitled under our employee benefits plans (amounts described in clauses (i) – (iv) are referred to as the “Accrued Rights”).

In connection with the Named Executive Officer’s termination of employment with us due to the Named Executive Officer’s death or Disability (as defined in the respective Named Executive Officer’s employment agreements), the executive is entitled to receive (a) the Accrued Rights and (b) a pro rata portion of the annual bonus payment at target (the “Pro Rata Bonus”).

In connection with a termination by us without Cause (other than due to death or Disability) or in the event that we elect not to extend the employment term, the Named Executive Officers are entitled to receive: (A) the Accrued Rights, (B) the Pro Rata Bonus, (C) subject to the Named Executive Officer’s continued compliance with the restrictive covenants, a payment of an aggregate amount equal to one times (two times for Mr. Jurek) the sum of (x) the Named Executive Officer’s base salary at the time of termination and (y) an amount equal to the annual bonus in respect of the full fiscal year ending immediately prior to the date of termination, paid in substantially equal installments over a period of 12 months (24 months for Mr. Jurek), (D) continued participation in our group health plans as if the Named Executive Officer remained employed for 12 months (24 months for Mr. Jurek) (or, if such coverage cannot be provided, an amount equal to the Company’s portion of the monthly premiums that would be paid on behalf of the Named Executive Officer if the Named Executive Officer had remained employed with us) and (E) reimbursement for reasonable outplacement services which are incurred only during a six-consecutive month period that ends within or with the 12-month period following the date of termination (amounts described in clauses (B) – (E) referred to as the “Conditioned Benefits”). The Conditioned Benefits are subject to the Named Executive Officer executing and not revoking a valid release of claims and continued compliance with the restrictive covenants set forth in the applicable employment agreement.

The employment agreements for each of the Named Executive Officers define “Cause” generally as the Named Executive Officer’s: (A) gross misconduct, (B) commission of a felony, (C) willful and continuing failure

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

to substantially perform reasonable duties after demand for substantial performance is delivered by us in writing that specifically identifies the manner in which it believes the Named Executive Officer has not substantially performed his duties, (D) willful conduct that results in the Named Executive Officer’s gain or personal enrichment at the expense of us or any of our affiliates, whether monetary or otherwise, or (E) material or willful breach of any restrictive covenants applicable to the Named Executive Officer.

Annual Plan

Messrs. Jurek, Naemura, Lifsey and Gaston participate, and Ms. Bhattacharya participated, in the Annual Plan. For Fiscal 2016, the Annual Plan provided that a participant had to be an employee at the time of a payout in order to receive a payout under the Annual Plan, except (i) in the case of death, Disability or Retirement (as each term is defined in the Annual Plan), (ii) if such payment was required by local law or individual employment agreement, or (iii) under the terms of a Company approved severance arrangement (referred to as “Termination with Severance”. In the case of death, Disability, Retirement or Termination with Severance, the bonus payout would have been calculated based on the target achievement of annual financial and individual performance targets, and prorated to reflect the number of full months worked for us by the participant in the year of such termination.

Long-Term Incentive Awards

For Messrs. Jurek, Naemura and Lifsey and Ms. Bhattacharya, vesting of one additional “tranche” of the Tier I time-vesting options will accelerate upon termination of employment by (i) the Company without Cause, (ii) by the participant for Good Reason (as defined in the stock option award agreements) and (iii) death or Disability ((i)—(iii) collectively referred to as a “Good Leaver Termination”). For all Named Executive Officers, with respect to the Tier II, III and IV exit-vesting options, if there is a separation from service due to a Good Leaver Termination prior to July 3, 2022, then a percentage of such options equal to the “Specified Portion” listed below will remain outstanding and eligible to vest for a period ending on the earlier of (x) the date that is 24 months following the date of termination or (y) July 3, 2022.

Date of Good Leaver Termination	Specified Portion (Messrs. Jurek, Naemura, Lifsey and Ms. Bhattacharya)	Specified Portion (Mr. Gaston)
Prior to the first anniversary of the date of grant/vesting reference date	20%	0%
On or after the first anniversary of the date of grant/vesting reference date and prior to the second anniversary of the date of grant/vesting reference date	40%	20%
On or after the second anniversary of the date of grant/vesting reference date and prior to the third anniversary of the date of grant/vesting reference date	60%	40%
On or after the third anniversary of the date of grant grant/vesting reference date and prior to the fourth anniversary of the date of grant/vesting reference date	80%	60%
On or after the fourth anniversary of the date of grant/vesting reference date and prior to the fifth anniversary of the date of grant/vesting reference date	100%	80%
On or after the fifth anniversary of the date of grant/vesting reference date	—	100%

In addition, if the participant retires on or after the third anniversary of the vesting commencement date and the participant is at least age 62 and has completed three years of service with us, then the Board may, in its discretion, treat such retirement as a Good Leaver Termination with respect to Tiers II, III and IV.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Upon a “Change in Control” (as such term is defined in the 2014 Incentive Plan) during the participant’s employment, all unvested Tier I time-vesting options will accelerate and become fully vested. The Tier II, III and IV exit-vesting options would not automatically become fully vested in connection with a Change in Control. However, all or a portion of the Tier II, III and IV exit-vesting options may become vested to the extent a Change in Control occurs prior to July 3, 2022, which results in the applicable vesting conditions being met. If not, then the Tier II, III and IV exit-vesting options would remain outstanding and eligible to vest until July 3, 2022, or until Blackstone ceases to own any shares of Omaha Topco common stock.

Retirement Benefits

The Supplemental Retirement Plan that is made available to all Named Executive Officers has payment provisions relating to the termination of employment with us and a Change in Control (as defined in the Supplemental Retirement Plan), which are described more fully above under “Nonqualified Deferred Compensation for Fiscal 2016”.

Payments and Benefits Upon Termination — As of the End of Fiscal Year 2016

The following table describes the potential payments and benefits that would have been payable to our Named Executive Officers under existing plans assuming an eligible termination (as described above under “Summary of Potential Payments”) of their employment on the last business day of 2016. The data below assumes that the stock price for our the shares was $5.00.

The amounts shown in the table below do not include:

•	payments and benefits to the extent they are provided generally to all salaried employees upon termination of employment and do not discriminate in scope, terms or operation in favor of the Named Executive Officers; or

•	distributions of previously vested plan balances under our the Gates MatchMaker 401(k) Plan and the Supplemental Retirement Plan (see the “2016 Nonqualified Deferred Compensation” section above for information about the Supplemental Retirement Plan).

	I. Jurek	D. Naemura	W. Lifsey	R. Gaston	R. Bhattacharya
Termination due to Death or Disability
Cash Severance Payments(1)	$1,350,000	$768,750	$522,500	$222,000	$476,000
Option Acceleration(2)	—	—	$—	$—	$—

Total	$1,350,000	$768,750	$522,500	$222,000	$476,000

Termination by Company without Cause or Non-Extension of Employment Term (including in connection with a Change in Control)
Cash Severance Payments(3)	$4,950,000	$1,408,274	$1,295,000	$407,000	$912,772
Health Plan Continuation(4)	$24,892	$12,446	$3,408	$5,000	$7,658
Outplacement(5)	$7,500	$7,500	$7,500	$7,500	$7,500
Option Acceleration(2)	—	—	—	—	—

Total	$4,982,392	$1,428,220	$1,305,908	$419,500	$927,930

Termination by Executive for Good Reason
Option Acceleration(2)	—	—	—	—	—

Total	—	—	—	—	—

Change in Control (without termination)
Option Acceleration(2)	—	—	—	—	—

Total	—	—	—	—	—

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

(1)	Amounts reported reflect a pro-rata portion of the Annual Plan bonus based on the target achievement of annual financial and individual performance targets.
(2)	For Messrs. Jurek, Naemura and Lifsey and Ms. Bhattacharya, if the executive’s employment is terminated by the Company without Cause, by the executive for Good Reason or as a result of death or Disability, then vesting of one additional “tranche” of the Tier I time-vesting options will accelerate. In the event of a Change in Control, all such unvested Tier I time-vesting options will accelerate and become fully vested. However, no amounts are reported since as of December 30, 2016 there was no “spread” value with respect to any of the Tier I time-vesting options.
(3)	For Messrs. Jurek, Naemura and Lifsey and Ms. Bhattacharya, the amounts reported reflect the sum of (a) a pro rata portion of the 2016 Annual Plan bonus payment based on the target achievement of annual financial and individual performance targets and (b) one times (two times for Mr. Jurek) the executive’s (x) then-current base salary and (y) the actual Annual Plan bonus payment for Fiscal 2015, which would be paid in substantially equal installments over a period of 12 months (24 months for Mr. Jurek). For Mr. Gaston, the amount reported assumes the sum of (a) 26 weeks of his then-current base salary and (b) a pro-rata portion of the Annual Plan bonus calculated based on the target achievement of annual financial and individual performance targets. The amount reported for Mr. Gaston assumes no exercise of discretion by our Chief Executive Officer to provide an additional 26 weeks of then-current base salary to Mr. Gaston.
(4)	For Messrs. Jurek, Naemura and Lifsey and Ms. Bhattacharya, the amounts reported represented estimated costs of continued participation in the Company’s group health plans as if the executive remained employed for 12 months (24 months for Mr. Jurek). For Mr. Gaston, the amount reported represents a single payment of $5,000 to support the executive in maintaining health coverage.
(5)	Amounts reported represented costs of outplacement services for each executive assuming rates in effect at December 31, 2016.

Departure of Ms. Bhattacharya

Ms. Bhattacharya’s last day of active service with us was July 4, 2017. In connection with Ms. Bhattacharya’s termination of employment with us, she entered into the Bhattacharya Separation Agreement. Ms. Bhattacharya’s departure from employment with us constituted a termination without “Cause” pursuant to the terms of her employment agreement entitling her to (a) severance pay in the amount of $826,000 (the sum of (i) her annual base salary of $350,000, which will be paid in equal installments over 12 months following her termination of employment with us, and (ii) her annual bonus in respect of our 2016 fiscal year of $476,000), (b) $7,563 paid in equal installments over 12 months following her termination of employment with us, which represents the annual cost of our portion of continuation of medical, dental and vision under COBRA, (c) outplacement services up to $10,000, for a six-month consecutive period that ends within or with the 12-month period following her termination of employment with us, and (d) a pro rata portion of her annual bonus in respect of our 2017 fiscal year, based on our actual performance (the “2017 Bonus” and together with (a), (b) and (c), the “Bhattacharya Severance Benefits”). The amount to be paid in respect of Ms. Bhattacharya’s 2017 Bonus will be determined and paid at the same time annual bonuses in respect of our 2017 fiscal year are determined and paid with respect to our senior executives.

For purposes of her existing option award agreement, her departure constituted a “Good Leaver Termination,” entitling her to vest in an additional 17,760 Tier I time-vesting stock options and to remain eligible to vest in 80% of her unvested Tier II, III and IV exit-vesting stock options for 24 months following her departure date. All other unvested stock options were immediately forfeited. In addition, Ms. Bhattacharya had the right to exercise all of her vested and deemed vested stock options within 90 days of her departure date after which they will be cancelled. In addition, pursuant to the terms of her subscription agreement, her purchased shares were repurchased by us on July 11, 2017 for a purchase price of $180,000.

The Bhattacharya Severance Benefits were contingent upon Ms. Bhattacharya’s execution and non-revocation of a release of claims in our favor (which we received) and her continued compliance with certain

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

non-competition, non-solicitation, non-disparagement and confidentiality covenants contained in the Bhattacharya Separation Agreement. The confidentiality and non-disparagement covenants each have an indefinite term. The non-competition and non-solicitation covenants each have a term of 12 months. If we believe that Ms. Bhattacharya is in violation of these restrictive covenants after her termination, we may suspend all of the payments described above. However, we also have the right to waive a breach of any covenant by Ms. Bhattacharya.

Equity Incentive Plans

Gates Industrial Corporation plc 2014 Stock Incentive Plan

On January 9, 2015, we adopted 2014 Omaha Topco Ltd. Stock Incentive Plan, referred to herein as the 2014 Incentive Plan. In connection with the pre-IPO reorganization, the 2014 Incentive Plan will be assumed by Gates Industrial Corporation plc and renamed the “Gates Industrial Corporation plc 2014 Stock Incentive Plan.”

Following the offering, regular equity-based awards will no longer be granted under the 2014 Incentive Plan; however, the Board may approve special grants from time to time in its discretion until a new stock incentive plan is approved. Any outstanding stock options granted under the 2014 Incentive Plan prior to the offering will remain outstanding in accordance with the terms of the 2014 Incentive Plan. New equity-based awards will be granted under the new stock incentive plan, which we intend to adopt in connection with this offering. The following description sets forth the material terms of the 2014 Incentive Plan, which is incorporated herein by reference.

Purpose. The purpose of the 2014 Incentive Plan is to aid Omaha Topco and its affiliates in recruiting and retaining key employees, directors, other service providers, or independent contractors and to motivate such employees, directors, other service providers, or independent contractors to exert their best efforts on behalf of Omaha Topco and its affiliates by providing incentives through the granting of Awards (as defined below).

Awards. Incentive awards granted under the 2014 Incentive Plan (“Awards”) may include grants of non-qualified stock options, stock appreciation rights and other stock-based awards, including restricted shares of Omaha Topco common stock, restricted stock units, and the opportunity to purchase shares of Omaha Topco common stock. The number of shares of Omaha Topco common stock subject to the 2014 Incentive Plan is 35,555,556.

Eligibility. Awards may be granted to employees, directors, other service providers, or independent contractors of Omaha Topco or its affiliates who are selected by the compensation committee (the “Omaha Committee”) of the board of directors of Omaha Topco (the “Omaha Board”) or a sub-committee thereof or such other committee thereof to which the Omaha Board has delegated power to act under or pursuant to the provisions of 2014 Incentive Plan and if no such committee has been created, the Omaha Board to participate in the 2014 Incentive Plan.

Administration. The 2014 Incentive Plan is administered by the Omaha Committee, which may delegate its duties and powers in whole or in part to any sub-committee or to any employee or group of employees of Omaha Topco or an affiliate; provided that such delegation and grants are consistent with applicable law and guidelines established by the Omaha Board from time to time. Awards may, in the discretion of the Omaha Committee, be made under the 2014 Incentive Plan in assumption of, or in substitution for, outstanding awards previously granted by Omaha Topco or its affiliates or a company acquired by Omaha Topco or with which Omaha Topco combines. The number of shares of Omaha Topco stock underlying such substitute awards will be counted against the aggregate number of shares of Omaha Topco stock available for Awards under the 2014 Incentive Plan.

The Omaha Committee is authorized to correct any defect, supply any omission or reconcile any inconsistency in the 2014 Incentive Plan or any award agreement in the manner and to the extent the Omaha Committee deems

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

necessary or desirable without the consent of any participant. Any decision of the Omaha Committee in the interpretation and administration of the 2014 Incentive Plan, as described herein, lies within its sole and absolute discretion and will be final, conclusive and binding on all parties concerned (including, but not limited to, participants and their beneficiaries or successors). The Omaha Committee has the full power and authority in its sole discretion to make any determinations that it deems necessary or desirable for the administration of the 2014 Incentive Plan. In particular, the Omaha Committee has the authority in its sole discretion to exercise all of the powers granted to it under the 2014 Incentive Plan; to construe and interpret the 2014 Incentive Plan and any award agreement; to amend the 2014 Incentive Plan to reflect changes in applicable law; to grant Awards and determine who will receive Awards, when such Awards will be granted, and establish the terms and conditions of such Awards consistent with the provisions of the 2014 Incentive Plan, including to determine the number of shares of Omaha Topco stock to be covered by each such Award so granted; to waive any such terms and conditions at any time (including, without limitation, accelerating or waiving any vesting conditions); to establish, amend and rescind any rules and regulations relating to the 2014 Incentive Plan; and to make any other determinations that it deems necessary or desirable for the administration of the 2014 Incentive Plan.

Stock Options and Stock Appreciation Rights. Options granted under the 2014 Incentive Plan are non-qualified stock options for federal income tax purposes. The exercise price is determined by the Omaha Committee, provided that for purposes of an option granted to a participant who is a U.S. or Canadian taxpayer the exercise price per share of Omaha Topco common stock will not be less than 100% of the Fair Market Value (as defined in the 2014 Incentive Plan) of a share of Omaha Topco common stock on the date the option is granted. Options granted under the 2014 Incentive Plan are exercisable at such time and upon such terms and conditions as determined by the Omaha Committee, but in no event are options be exercisable more than ten years after the date it is granted.

An option may be exercised by paying the exercise price in cash or its equivalent (e.g., by personal check); in shares of Omaha Topco stock (subject to such requirements as may be established by the Omaha Committee); partly in cash and partly in shares of Omaha Topco stock which, in the aggregate, have a value equal to the aggregate exercise price of the shares of Omaha Topco stock being purchased; if there is a public market for the shares of Omaha Topco stock at such time, to the extent specified in an award agreement or otherwise permitted by and subject to rules of Omaha Topco, through the delivery of irrevocable instructions to a broker to sell shares of Omaha Topco stock obtained upon the exercise of the option and to deliver to Omaha Topco an amount equal to the exercise price; or using a net settlement mechanism whereby the number of shares of Omaha Topco stock delivered upon the exercise of the option will be reduced by a number of shares of Omaha Topco stock that has a Fair Market Value equal to the exercise price, provided that, in each case, the participant tenders cash or its equivalent to pay any applicable withholding or other applicable taxes (unless otherwise permitted by Omaha Topco).

The Omaha Committee may also grant stock appreciation rights independent of or in connection with an option. A stock appreciation right granted in connection with an option may be granted at the time the related option is granted or at any time prior to the exercise or cancellation of the related option, will cover the same number of shares of Omaha Topco stock covered by an option (or such lesser number of shares of Omaha Topco stock as the Omaha Committee may determine), and will be subject to the same terms and conditions as such option, except for certain additional limitations imposed by the 2014 Incentive Plan.

The exercise price per share of Omaha Topco common stock of a stock appreciation right will be an amount determined by the Omaha Committee, provided that for the purposes of a stock appreciation right granted to a participant who is a U.S. or Canadian taxpayer, the exercise price will be at least 100% of the Fair Market Value of a share of share of Omaha common stock on the date the stock appreciation right is granted. Generally, each stock appreciation right will entitle the participant upon exercise to an amount equal to (i) the excess of (A) the Fair Market Value of one share of Omaha Topco common stock on the exercise date over (B) the exercise price, times (ii) the number of shares of Omaha Topco stock covered by the stock appreciation right. Payment to the participant will be made in shares of Omaha Topco stock or in cash or partly in shares of Omaha Topco stock and

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partly in cash (any shares of Omaha Topco stock valued at Fair Market Value), all as will be determined by the Omaha Committee.

Other Stock-Based Awards. The Omaha Committee, in its sole discretion, may grant or sell Awards of shares of Omaha Topco stock, restricted shares of Omaha Topco stock, restricted stock units, and Awards that are valued in whole or in part by reference to, or are otherwise based on the Fair Market Value of, shares of Omaha Topco stock. Such other stock-based awards will be in such form, and dependent on such conditions, as the Omaha Committee determines, including, without limitation, the right to receive, or vest with respect to, one or more shares of Omaha Topco stock (or the equivalent cash value of such shares of Omaha Topco stock) upon the completion of a specified period of service, the occurrence of an event and/or the attainment of performance objectives.

Adjustment Upon Certain Events. In the event of any change in the outstanding shares of Omaha Topco stock after the effective date of the 2014 Incentive Plan by reason of an extraordinary share distribution or split, recapitalization, rights offering, split-up or spin-off, or any other event that constitutes an “equity restructuring” within the meaning of ASC Topic 718, the Omaha Committee will adjust the 2014 Incentive Plan and outstanding Awards as it deems necessary, in good faith, to prevent dilution or enlargement of rights immediately resulting from such event or transaction (or in order to preserve the economic value of the outstanding Awards and the value that may be delivered pursuant to outstanding Awards under the 2014 Incentive Plan) with such adjustments to be made in such manner as the Omaha Committee may determine in its sole discretion. Such actions may include adjustment of the number and kind of shares that may be delivered under the 2014 Incentive Plan; adjustment of the number and kind of shares subject to outstanding Awards; adjustment of the exercise price of outstanding Awards or the measure to be used to determine the amount of the benefit payable on an Award, payment of an amount in cash to the holder of the Award, and any other adjustments that the Omaha Committee determines to be equitable. Upon a stock split, a reverse stock split, or a declaration of a dividend payable in shares of Omaha Topco stock, the number of shares of Omaha Topco stock authorized under the 2014 Incentive Plan and the number of shares of Omaha Topco stock subject to each Award will be automatically adjusted without any additional action by the Omaha Committee.

In the event of any change in the outstanding shares of Omaha Topco stock after the effective date of the 2014 Incentive Plan by reason of any reorganization, merger, consolidation, combination, repurchase or exchange of shares of Omaha Topco stock or other securities of Omaha Topco, issuance of warrants or other rights to purchase shares of Omaha Topco stock or other securities of Omaha Topco, extraordinary dividend, distribution or return of capital or other similar corporate transaction or event that affects the shares of Omaha Topco stock such that an adjustment is determined by the Omaha Committee in good faith to be appropriate or desirable (including, without limitation, in order to preserve the economic value of the outstanding Awards and the value that may be delivered pursuant to outstanding Awards under the 2014 Incentive Plan, the Omaha Committee in its sole discretion and without liability to any person will make such substitution or adjustment, if any, as it deems to be equitable, as to (i) the number of shares of Omaha Topco stock or other securities of Omaha Topco with respect to which Awards have or may be granted under the 2014 Incentive Plan, (ii) the terms of any outstanding Award, including (A) the number of shares of Omaha Topco stock or other securities of Omaha Topco subject to outstanding Awards or to which outstanding Awards relate and (B) the exercise price of any option or stock appreciation right, and/or (iii) any other affected terms of such Awards.

In the event of a Change in Control (as defined in the 2014 Incentive Plan) after the effective date of the 2014 Incentive Plan, (i) if determined by the the Omaha Committee in the applicable Award agreement or otherwise, any outstanding Awards then held by participants which are unexercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such Change in Control and (ii) the Omaha Committee may, but will not be obligated to, (A) accelerate, vest or cause the restrictions to lapse with respect to all or any portion of an Award, (B) cancel such Awards for fair value (as determined in the sole discretion of the Omaha Committee) which, in the case of options and stock appreciation rights, may equal the excess, if any, of

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value of the consideration to be paid in the Change in Control transaction to holders of the same number of shares of Omaha Topco stock subject to such options or stock appreciation rights (or, if no consideration is paid in any such transaction, the Fair Market Value of the shares of Omaha Topco stock subject to such options or stock appreciation rights) over the aggregate exercise price of such options or stock appreciation rights (and, for the avoidance of doubt, any options and stock appreciation rights with an exercise price that is greater than or equal to the per share consideration to be paid or Fair Market Value per share in such Change in Control transaction may be cancelled or no consideration), (C) provide for the issuance of substitute Awards or the assumption or replacement of Awards that will substantially preserve the otherwise applicable terms of any affected Awards previously granted hereunder as determined by the Omaha Committee in its sole discretion whether by any successor or survivor entity, or a parent or affiliate thereof, or (D) provide that for a period of at least seven days prior to the Change in Control, such Awards will be exercisable, to the extent applicable, as to all shares of Omaha Topco stock subject thereto and, to the extent not exercised, the Omaha Committee may further provide that upon the occurrence of the Change in Control, such Awards will terminate and be of no further force and effect.

Amendment and Termination. The Omaha Board may amend, alter or discontinue the 2014 Incentive Plan, but not (a) without the approval of the shareholders of Omaha Topco, if such action would, subject to certain exceptions, increase the total number of shares of Omaha Topco stock reserved for the purposes of the 2014 Incentive Plan, or (b) without the consent of participants holding a majority of the economic interests of the affected participants, if such action would materially diminish the rights of such affected participants under the Awards; provided, however, that Omaha Topco may (x) amend the 2014 Incentive Plan as it deems necessary to permit the granting of Awards meeting the requirements of the Code or other applicable laws, and (y) amend any outstanding Awards in a manner that is not materially adverse to a participant, except as may be permitted as described under the section “Adjustments Upon Certain Events” above.

Clawback/Forfeiture. Certain subscription agreements and stock option agreement issued pursuant to the 2014 Incentive Plan contain “clawback” provisions, as described above under the section “Equity-Based Awards” above.

Gates Industrial Corporation plc 2017 Omnibus Incentive Plan

In connection with this offering, our Board of Directors expects to adopt, and we expect our shareholders to approve, our Omnibus Incentive Plan prior to the completion of the offering. The term “Board of Directors” as used in this “Gates Industrial Corporation plc 2017 Omnibus Incentive Plan” section refers to the Board of Directors of Gates Industrial Corporation plc.

Purpose. The purpose of our Omnibus Incentive Plan is to provide a means through which to attract and retain key personnel and to provide a means whereby our directors, officers, employees, consultants, and advisors can acquire and maintain an equity interest in us, or be paid incentive compensation, including incentive compensation measured by reference to the value of our common stock, thereby strengthening their commitment to our welfare and aligning their interests with those of our shareholders.

Administration. Our Omnibus Incentive Plan will be administered by the compensation committee of our Board of Directors, or such other committee of our Board of Directors to which it has properly delegated power, or if no such committee or subcommittee exists, our Board of Directors (such administering body referred to herein as the “Committee”). Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or interdealer quotation system on which our securities are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it in accordance with the terms of our Omnibus Incentive Plan. The Committee is authorized to: (i) designate participants; (ii) determine the type or types of awards to be granted to a participant; (iii) determine the number of shares of common stock to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, awards; (iv) determine the terms and conditions of any award; (v) determine

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whether, to what extent, and under what circumstances awards may be settled in, or exercised for, cash, shares of common stock, other securities, other awards or other property, or canceled, forfeited or suspended and the method or methods by which awards may be settled, exercised, canceled, forfeited or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, shares of common stock, other securities, other awards, or other property and other amounts payable with respect to an award will be deferred either automatically or at the election of the participant or of the Committee; (vii) interpret, administer, reconcile any inconsistency in, correct any defect in, and/or supply any omission in our Omnibus Incentive Plan and any instrument or agreement relating to, or award granted under, our Omnibus Incentive Plan; (viii) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee may deem appropriate for the proper administration of our Omnibus Incentive Plan; (ix) adopt sub-plans; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of our Omnibus Incentive Plan. Unless otherwise expressly provided in our Omnibus Incentive Plan, all designations, determinations, interpretations, and other decisions under or with respect to our Omnibus Incentive Plan or any award or any documents evidencing awards granted pursuant to our Omnibus Incentive Plan are within the sole discretion of the Committee, may be made at any time, and are final, conclusive, and binding upon all persons or entities, including, without limitation, us, any participant, any holder or beneficiary of any award, and any of our shareholders.

Awards Subject to our Omnibus Incentive Plan. Our Omnibus Incentive Plan provides that the total number of shares of common stock that may be issued under our Omnibus Incentive Plan is                     , or the “Absolute Share Limit.” Of this amount, the maximum number of shares of common stock for which incentive stock options may be granted is                     ; the maximum number of shares of common stock for which stock options or stock appreciation rights may be granted to any individual participant during any single fiscal year is                     ; the maximum number of shares of common stock for which performance compensation awards denominated in shares may be granted to any individual participant in respect of a single fiscal year is                      (or if any such awards are settled in cash, the maximum amount may not exceed the fair market value of such shares on the last day of the performance period to which such award relates); the maximum number of shares of common stock granted during a single fiscal year to any non-employee director, taken together with any cash fees paid to such non-employee director during the fiscal year, may not exceed $                     in total value; and the maximum amount that may be paid to any individual participant for a single fiscal year under a performance compensation award denominated in cash is $                    . Except for Substitute Awards (as described below), to the extent that an award expires or is canceled, forfeited, or terminated without issuance to the participant of the full number of shares of common stock to which the award related, the unissued shares will again be available for grant under our Omnibus Incentive Plan. Shares of common stock will be deemed to have been issued in settlement of awards if the fair market value equivalent of such shares is paid in cash in connection with such settlement; provided, however, that no shares will be deemed to have been issued in settlement of a stock appreciation right or restricted stock unit that provides for settlement only in cash and settles only in cash or in respect of any other cash-based awards. Shares of common stock that are tendered or withheld on exercise of options or other award for the payment of the exercise or purchase price or withholding taxes, not issued upon the settlement of a stock appreciation right that by the terms of the award agreement would settle in shares of common stock (or could settle in shares of common stock), or purchased on the open market with cash proceeds from the exercise of options, will not again become available for other awards under our Omnibus Incentive Plan. No award may be granted under our Omnibus Incentive Plan after the tenth anniversary of the Effective Date (as defined in our Omnibus Incentive Plan), but awards granted before then may extend beyond that date. Awards may, in the sole discretion of the Committee, be granted in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by us or with which we combine, or Substitute Awards, and such Substitute Awards will not be counted against the Absolute Share Limit, except that Substitute Awards intended to qualify as “incentive stock options” will count against the limit on incentive stock options described above.

Options. Under our Omnibus Incentive Plan, the Committee may grant non-qualified stock options and incentive stock options with terms and conditions determined by the Committee that are not inconsistent with our

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Omnibus Incentive Plan; provided, that all stock options granted under our Omnibus Incentive Plan are required to have a per share exercise price that is not less than 100% of the fair market value of our common stock underlying such stock options on the date such stock options are granted (other than in the case of options that are Substitute Awards), and all stock options that are intended to qualify as incentive stock options must be granted pursuant to an award agreement expressly stating that the options are intended to qualify as incentive stock options, and will be subject to the terms and conditions that comply with the rules as may be prescribed by Section 422 of the Code. The maximum term for stock options granted under our Omnibus Incentive Plan will be ten years from the initial date of grant, or with respect to any stock options intended to qualify as incentive stock options, such shorter period as prescribed by Section 422 of the Code. However, if a non-qualified stock option would expire at a time when trading of shares of our common stock is prohibited by our insider trading policy (or “blackout period” imposed by us), the term will automatically be extended to the 30th day following the end of such period. The purchase price for the common stock shares as to which a stock option is exercised may be paid to us, to the extent permitted by law (i) in cash or (ii) by such other method as the Committee may permit in its sole discretion, including, without limitation: (a) if there is a public market for the shares of common stock at such time, by means of a broker-assisted “cashless exercise” pursuant to which we are delivered (including telephonically to the extent permitted by the Committee) a copy of irrevocable instructions to a stockbroker to sell the shares of common stock otherwise issuable upon the exercise of the option and to deliver promptly to us an amount equal to the exercise price or (b) a “net exercise” procedure effected by the settlement of the award in a combination of: (i) shares of common stock otherwise issuable; and (ii) cash, where the amount of cash is sufficient to pay the exercise price and all applicable required withholding and any other applicable taxes required to be withheld. Any fractional shares of common stock shall be settled in cash.

Stock Appreciation Rights. The Committee may grant stock appreciation rights, under our Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with our Omnibus Incentive Plan. The Committee also may award stock appreciation rights independent of any option. Generally, each stock appreciation right will entitle the participant upon exercise to an amount (in cash, shares, or a combination of cash and shares, as determined by the Committee) equal to the product of (i) the excess of (a) the fair market value on the exercise date of one share of common stock over (b) the strike price per share of common stock covered by the stock appreciation right, times (ii) the number of shares of common stock covered by the stock appreciation right, less any taxes required to be withheld. The strike price per share of common stock covered by a stock appreciation right will be determined by the Committee at the time of grant but in no event may such amount be less than 100% of the fair market value of a share of common stock on the date the stock appreciation right is granted (other than in the case of stock appreciation rights granted in substitution of previously granted awards).

Restricted Shares and Restricted Stock Units. The Committee may grant restricted shares of our common stock or restricted stock units, representing the right to receive, upon vesting and the expiration of any applicable restricted period, one share of common stock for each restricted stock unit, or, in the sole discretion of the Committee, the cash value thereof (or any combination thereof). As to restricted shares of our common stock, subject to the other provisions of our Omnibus Incentive Plan, the holder will generally have the rights and privileges of a shareholder as to such restricted shares of common stock, including, without limitation, the right to vote such restricted shares of common stock.

Other Equity-Based Awards and Other Cash-Based Awards. The Committee may grant other equity-based or cash-based awards under our Omnibus Incentive Plan, with terms and conditions determined by the Committee that are not inconsistent with our Omnibus Incentive Plan.

Performance Compensation Awards. The Committee has the authority, at or before the time of grant of any award, to designate such award as a performance compensation award intended to qualify as “performance-based compensation” under Section 162(m) of the Internal Revenue Code. The Committee has sole discretion to select the length of any applicable performance periods, the types of performance compensation awards to be issued, the applicable performance criteria and performance goals, and the kinds and/or levels of performance goals that

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are to apply. The performance criteria that will be used to establish the performance goals may be based on the attainment of specific levels of our performance (and/or our subsidiaries, divisions or operational and/or business units, product lines, brands, business segments, administrative departments or any combination of the foregoing) and are limited to the following, which may be determined in accordance with GAAP or on a non-GAAP basis: (i) net earnings, net income (before or after taxes), or consolidated net income; (ii) basic or diluted earnings per share (before or after taxes); (iii) net revenue or net revenue growth; (iv) gross revenue or gross revenue growth, gross profit or gross profit growth; (v) net operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on investment, assets, capital, employed capital, invested capital, equity, or sales); (vii) cash flow measures (including, but not limited to, operating cash flow, free cash flow, or cash flow return on capital), which may be but are not required to be measured on a per share basis; (viii) actual or adjusted earnings before or after interest, taxes, depreciation, and/or amortization (including EBIT and EBITDA); (ix) gross or net operating margins; (x) productivity ratios; (xi) share price (including, but not limited to, growth measures and total shareholder return); (xii) expense targets or cost reduction goals, general and administrative expense savings; (xiii) operating efficiency; (xiv) objective measures of customer/client satisfaction; (xv) working capital targets; (xvi) measures of economic value added or other “value creation” metrics; (xvii) enterprise value; (xviii) sales; (xix) shareholder return; (xx) customer/client retention; (xxi) competitive market metrics; (xxii) employee retention; (xxiii) objective measures of personal targets, goals, or completion of projects (including, but not limited to, succession and hiring projects, completion of specific acquisitions, dispositions, reorganizations, or other corporate transactions or capital-raising transactions, expansions of specific business operations, and meeting divisional or project budgets); (xxiv) comparisons of continuing operations to other operations; (xxv) market share; (xxvi) cost of capital, debt leverage, year-end cash position or book value; (xxvii) strategic objectives; or (xxviii) any combination of the foregoing.

Following the completion of a performance period, the Committee will review and certify in writing whether, and to what extent, the performance goals for the performance period have been achieved and, if so, calculate and certify in writing that amount of the performance compensation awards earned for the period based upon the performance formula. In determining the actual amount of an individual participant’s performance compensation award for a performance period, the Committee has the discretion to reduce or eliminate the amount of the performance compensation award consistent with Section 162(m). Unless otherwise provided in the applicable award agreement, the Committee does not have the discretion to (i) grant or provide payment in respect of performance compensation awards for a performance period if the performance goals for such performance period have not been attained, or (ii) increase a performance compensation award above the applicable limitations set forth in our Omnibus Incentive Plan.

Effect of Certain Events on the Omnibus Incentive Plan and Awards. In the event of (i) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of common stock, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase, or exchange of shares of common stock or other securities, issuance of warrants or other rights to acquire shares of common stock or other securities, or other similar corporate transaction or event that affects the shares of common stock (including a Change in Control, as defined in our Omnibus Incentive Plan); or (ii) unusual or nonrecurring events affecting us, including changes in applicable rules, rulings, regulations, or other requirements, that the Committee determines, in its sole discretion, could result in substantial dilution or enlargement of the rights intended to be granted to, or available for, participants (any event in (i) or (ii), an “Adjustment Event”), the Committee will, in respect of any such Adjustment Event, make such proportionate substitution or adjustment, if any, as it deems equitable, to any or all of (a) the Absolute Share Limit, or any other limit applicable under our Omnibus Incentive Plan with respect to the number of awards which may be granted thereunder; (b) the number of shares of our common stock or other of our securities (or number and kind of other securities or other property) which may be issued in respect of awards or with respect to which awards may be granted under our Omnibus Incentive Plan or any sub-plan; and (c) the terms of any outstanding award, including, without limitation, (x) the number of shares of our common stock or other of our securities (or number and kind of other securities or other property) subject to outstanding awards or to which outstanding awards relate; (y) the exercise price or strike price with respect to any award; or

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(z) any applicable performance measures (including, without limitation, performance criteria and performance goals); provided, that in the case of any “equity restructuring,” the Committee will make an equitable or proportionate adjustment to outstanding awards to reflect such equity restructuring; and provided, further, that, except as otherwise provided by the Committee, whether in an award agreement or otherwise, in the event of a termination of a participant’s employment or service, or a “Termination,” within the two-year period following a Change in Control by the participant without cause (as defined in our Omnibus Incentive Plan) (excluding a Termination due to death or disability or any voluntary Termination by the participant), all awards held by such participant will become fully vested upon such Termination. In connection with any Adjustment Event, the Committee may, in its sole discretion, provide for any one or more of the following: (i) substitution or assumption of awards, acceleration of the exercisability of, lapse of restrictions on, or termination of, awards or a period of time for participants to exercise outstanding awards prior to the occurrence of such event; and (ii) subject to any limitations or reductions as may be necessary to comply with Section 409A of the Code, cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including, without limitation, any awards that would vest as a result of the occurrence of such event but for such cancellation or for which vesting is accelerated by the Committee in connection with such event) the value of such awards, if any, as determined by the Committee (which value, if applicable, may be based upon the price per share of common stock received or to be received by other holders of our common stock in such event), including, without limitation, in the case of stock options and stock appreciation rights, a cash payment equal to the excess, if any, of the fair market value of the shares of common stock subject to the option or stock appreciation right over the aggregate exercise price or strike price thereof, or, in the case of restricted stock, restricted stock units, or other equity-based awards that are not vested as of such cancellation, a cash payment or equity subject to deferred vesting and delivery consistent with the vesting restrictions applicable to such award prior to cancellation of the underlying shares in respect thereof.

Nontransferability of Awards. No award will be permitted to be assigned, alienated, pledged, attached, sold, or otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer, or encumbrance will be void and unenforceable against us or any of our subsidiaries. However, the Committee may, in its sole discretion, permit awards (other than incentive stock options) to be transferred, including transfers to a participant’s family members, any trust established solely for the benefit of a participant or such participant’s family members, any partnership or limited liability company of which a participant, or such participant and such participant’s family members, are the sole member(s), and a beneficiary to whom donations are eligible to be treated as “charitable contributions” for tax purposes.

Amendment and Termination. Our Board of Directors may amend, alter, suspend, discontinue, or terminate our Omnibus Incentive Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuance, or termination may be made without shareholder approval if (i) such approval is necessary to comply with any regulatory requirement applicable to our Omnibus Incentive Plan or for changes in GAAP to new accounting standards; (ii) it would materially increase the number of securities which may be issued under our Omnibus Incentive Plan (except for adjustments in connection with certain corporate events); or (iii) it would materially modify the requirements for participation in our Omnibus Incentive Plan; provided, further, that any such amendment, alteration, suspension, discontinuance, or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.

The Committee may, to the extent consistent with the terms of any applicable award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel, or terminate, any award granted or the associated award agreement, prospectively or retroactively (including after a Termination); provided, that, except as otherwise permitted in our Omnibus Incentive Plan, any such waiver, amendment, alteration, suspension, discontinuance, cancellation, or termination that would materially and adversely affect the rights of any participant with respect to such award will not to that extent be effective without such individual’s consent; provided, further, that without shareholder approval, except as otherwise permitted in our Omnibus

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Incentive Plan, (i) no amendment or modification may reduce the exercise price of any option or the strike price of any stock appreciation right; (ii) the Committee may not cancel any outstanding option or stock appreciation right and replace it with a new option or stock appreciation right (with a lower exercise price or strike price, as the case may be) or other award or cash payment that is greater than the value of the cancelled option or stock appreciation right; and (iii) the Committee may not take any other action which is considered a “repricing” for purposes of the shareholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted.

Dividends and Dividend Equivalents. The Committee in its sole discretion may provide as part of an award dividends or dividend equivalents, on such terms and conditions as may be determined by the Committee in its sole discretion; provided, that no dividends or dividend equivalents will be payable in respect of outstanding (i) options or stock appreciation rights, or (ii) unearned performance compensation awards or other unearned awards subject to performance conditions (other than or in addition to the passage of time) (although dividends or dividend equivalents may be accumulated in respect of unearned awards and paid within 15 days after such awards are earned and become payable or distributable). Dividends, if any, that may have been withheld by the Committee and attributable to any particular share of restricted stock shall be distributed to the participant in cash or, in the sole discretion of the Committee, in shares of common stock having a fair market value (on the date of distribution) equal to the amount of such dividends, upon the release of restrictions on such share and, if such share is forfeited, the participant shall have no right to such dividends.

Clawback/Repayment. All awards are subject to reduction, cancellation, forfeiture, or recoupment to the extent necessary to comply with (i) any clawback, forfeiture, or other similar policy adopted by our Board of Directors or the Committee and as in effect from time to time and (ii) applicable law. To the extent that a participant receives any amount in excess of the amount that the participant should otherwise have received under the terms of the award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations. or other administrative error), the participant will be required to repay us any such excess amount.

Detrimental Activity. If a participant has engaged in any detrimental activity, as defined in our Omnibus Incentive Plan, as determined by the Committee, the Committee may, in its sole discretion, provide for one or more of the following: (i) cancellation of any or all of such participant’s outstanding awards; or (ii) forfeiture by the participant of any gain realized on the vesting or exercise of awards, and prompt repayment of any such gain to us.

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CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The agreements described in this section, or forms of such agreements as they will be in effect at the time of this offering, are filed as exhibits to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference thereto.

Shareholders Agreement

In connection with the pre-IPO reorganization transactions and this offering, we intend to enter into a new shareholders agreement with our Sponsor. The shareholders agreement will require us to nominate a number of individuals designated by our Sponsor for election as our directors at any meeting of our shareholders (each a “Sponsor Director”) such that, following the election of any directors and taking into account any director continuing to serve as such without the need for re-election, the number of Sponsor Directors serving as directors of our company will be equal to: (1) if our pre-IPO owners and their affiliates together continue to beneficially own at least 50% of our ordinary shares entitled to vote generally in the election of directors as of the record date for such meeting, the lowest whole number that is greater than 50% of the total number of directors comprising our board of directors; (2) if our pre-IPO owners and their affiliates together continue to beneficially own at least 40% (but less than 50%) of our ordinary shares entitled to vote generally in the election of directors as of the record date for such meeting, the lowest whole number that is at least 40% of the total number of directors comprising our board of directors; (3) if our pre-IPO owners and their affiliates together continue to beneficially own at least 30% (but less than 40%) of our ordinary shares entitled to vote generally in the election of directors as of the record date for such meeting, the lowest whole number that is at least 30% of the total number of directors comprising our board of directors; (4) if our pre-IPO owners and their affiliates together continue to beneficially own at least 20% (but less than 30%) of our ordinary shares entitled to vote generally in the election of directors as of the record date for such meeting, the lowest whole number that is at least 20% of the total number of directors comprising our board of directors; and (5) if our pre-IPO owners and their affiliates together continue to beneficially own at least 5% (but less than 20%) of our ordinary shares entitled to vote generally in the election of directors as of the record date for such meeting, the lowest whole number that is at least 10% of the total number of directors comprising our board of directors. In the case of a vacancy on our board created by the removal or resignation of a Sponsor Director, the shareholders agreement will require us to nominate an individual designated by our Sponsor for election to fill the vacancy. The above-described provisions of the shareholders agreement will remain in effect until our Sponsor is no longer entitled to nominate a Sponsor Director pursuant to the shareholders agreement, unless our Sponsor requests that it terminate at an earlier date.

Registration Rights Agreement

In connection with this offering, we intend to enter into a new registration rights agreement to provide to our Sponsor an unlimited number of “demand” registration rights. The registration rights agreement will also provide our Sponsor customary “piggyback” registration rights. The registration rights agreement will also provide that we will pay certain expenses relating to such registrations and indemnify our Sponsor against certain liabilities which may arise under the Securities Act.

Transaction and Monitoring Fee and Support and Services Agreements

In connection with the Acquisition, Omaha Topco entered into a Transaction and Monitoring Fee Agreement with Blackstone Management Partners L.L.C. (“BMP”), an affiliate of the Sponsor. Under the Transaction and Monitoring Fee Agreement, we paid BMP, at the closing of the Acquisition, $56.8 million as a transaction fee as consideration for BMP undertaking due diligence investigations and financial and structural analysis and providing corporate strategy and other advice and negotiation assistance in connection with the Acquisition. In addition, Omaha Topco and certain of its direct and indirect subsidiaries (collectively the “Monitoring Service Recipients”) reimburse BMP for any out-of-pocket expenses incurred by BMP and its affiliates.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

In addition, under the Transaction and Monitoring Fee Agreement, the Monitoring Service Recipients have engaged BMP to provide certain monitoring, advisory and consulting services. In consideration for the monitoring services the Monitoring Service Recipients paid BMP a monitoring fee at the closing of the Acquisition and have paid, at the beginning of each subsequent fiscal year, a monitoring fee equal to 1% of a covenant EBITDA measure as defined in accordance with the agreements governing our senior secured credit facilities.

In connection with this offering, we and BMP will enter into an amended and restated Transaction and Monitoring Fee Agreement that will terminate no later than the second anniversary of the initial closing date of this offering.

In addition, we have entered into a Support and Services Agreement with BMP. Under this agreement, Omaha Topco and certain of its direct and indirect subsidiaries reimburse BMP for customary support services provided by Blackstone’s portfolio operations group to Omaha Topco at BMP’s direction. BMP will invoice the Company for such services based on the time spent by the relevant personnel providing such services during the applicable period and Blackstone’s allocated costs of such personnel. These services will continue until our Sponsor beneficially owns less than 10% of our ordinary shares and such shares have a fair market value of less than $25 million, or such earlier date as may be chosen by BMP.

Pursuant to these agreements, we paid BMP $6.4 million, $6.1 million, $7.0 million and $4.6 million in the first nine months of 2017 (representing prepayment of estimated full year expenses and an adjustment related to the prior year), Fiscal 2016, Fiscal 2015 and Post-Acquisition Predecessor 2014, respectively.

Private Placements of Omaha Topco Common Stock

On May 14, 2015, Omaha Topco issued and sold 60,000 shares of its common stock to John Plant, one of our directors, for an aggregate purchase price of $300,000.

On May 18, 2015, Omaha Topco issued and sold 150,000 shares of its common stock to Ivo Jurek, our Chief Executive Officer and one of our directors, for an aggregate purchase price of $750,000.

On May 12, 2016, Omaha Topco issued and sold 75,000 shares of its common stock to Terry Klebe, one of our directors, for an aggregate purchase price of $375,000.

On March 10, 2017, Omaha Topco issued and sold 45,455 shares of its common stock to Ivo Jurek, our Chief Executive Officer and one of our directors, for an aggregate purchase price of $250,002.50.

On March 10, 2017, Omaha Topco issued and sold 36,364 shares of its common stock to David H. Naemura, our Chief Financial Officer, for an aggregate purchase price of $200,002.

Commercial Transactions with Sponsor Portfolio Companies

Our Sponsor and its affiliates have ownership interests in a broad range of companies. We have entered and may in the future enter into commercial transactions in the ordinary course of our business with some of these companies, including the sale of goods and services and the purchase of goods and services.

During August 2014, Blackstone acquired an interest in Alliance Automotive Group (“Alliance”), a wholesale distributor of automotive parts in France and the United Kingdom. Subsequent to this transaction, we had sales of $4.2 million to affiliates of Alliance during Post-Acquisition Predecessor 2014. Our sales to affiliates of Alliance during Fiscal 2015, Fiscal 2016 and the first nine months of 2017 were $11.1 million, $20.0 million and $23.4 million, respectively.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Blackstone also holds an interest in Optiv Inc., an entity that supplies us with certain IT-related services. During Post-Acquisition Predecessor 2014, Fiscal 2015 and Fiscal 2016, we paid Optiv Inc. $0.1 million, $0.2 million and $1.2 million, respectively.

Indemnification Agreements

We plan to enter into indemnification agreements with our directors and executive officers to indemnify them to the maximum extent allowed under applicable law. These agreements indemnify these individuals against certain costs, charges, losses, liabilities, damages and expenses incurred by such director or officer in the execution or discharge of his or her duties or the exercise of his or her powers or otherwise in relation to or in connection with his or her duties, powers or office. These agreements do not indemnify our directors against any liability attaching to such individuals in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director, which would be rendered void under the Companies Act 2006.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Statement of Policy Regarding Transactions with Related Persons

Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy.” Our related person policy requires that a “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Our general counsel will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares after giving effect to the pre-IPO reorganization transactions by (1) each person known to us to beneficially own more than 5% of our outstanding ordinary shares, (2) each of our directors and named executive officers and (3) all of our directors and executive officers as a group.

The amounts and percentages of ordinary shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated ordinary shares. Unless otherwise noted, the address of each beneficial owner is 1551 Wewatta Street, Denver, Colorado 80202

As of                 , 2017, there were                 holders of record of our ordinary shares.

Ordinary Shares Beneficially Owned After the Offering
	Ordinary Shares Beneficially Owned Prior to this Offering		Assuming Underwriters’ Option is Not Exercised		Assuming Underwriters’ Option is Exercised
Name of Beneficial Owner	Number	%	Number	%	Number	%
5% or greater shareholders:
Blackstone(1)
Directors and named executive officers:
Ivo Jurek(2)
David H. Naemura(3)
Walter T. Lifsey(4)
Roger C. Gaston(5)
Rasmani Bhattacharya(6)
David L. Calhoun(7)
Neil P. Simpkins(8)
Julia C. Kahr(9)
John Plant(10)
Terry Klebe(11)
Directors and executive officers as a group ( persons)(12)

*	Represents less than 1%.
(1)	Reflects ordinary shares directly held by Blackstone Capital Partners (Cayman) VI L.P., ordinary shares directly held by Blackstone Family Investment Partnership (Cayman) VI—ESC L.P., ordinary shares directly held by Blackstone GTS Co-Invest L.P., and ordinary shares directly held by BTO Omaha Holdings L.P. (together, the “Blackstone Funds”).

The general partner of each of Blackstone Capital Partners (Cayman) VI L.P. and Blackstone GTS Co-Invest L.P. is Blackstone Management Associates (Cayman) VI L.P. The general partners of each of

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Blackstone Management Associates (Cayman) VI L.P. and Blackstone Family Investment Partnership (Cayman) VI—ESC L.P. are BCP VI GP L.L.C. and Blackstone LR Associates (Cayman) VI Ltd.

The general partner of BTO Omaha Holdings L.P. is BTO Omaha Manager L.L.C. The managing member of BTO Omaha Manager L.L.C. is Blackstone Tactical Opportunities Management Associates (Cayman) L.P. The general partners of Blackstone Tactical Opportunities Management Associates (Cayman) L.P. are BTO GP L.L.C. and Blackstone Tactical Opportunities LR Associates (Cayman) Ltd.

Blackstone Holdings III L.P. is the sole member of each of BCP VI GP L.L.C. and BTO GP L.L.C. and the controlling shareholder of each of Blackstone LR Associates (Cayman) VI Ltd. and Blackstone Tactical Opportunities LR Associates (Cayman) Ltd. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of such Blackstone entities (other than each of the Blackstone Funds to the extent they directly hold securities reported herein) and Mr. Schwarzman may be deemed to beneficially own the shares beneficially owned by the Blackstone Funds directly or indirectly controlled by it or him, but each disclaims beneficial ownership of such shares. The address of Mr. Schwarzman and each of the other entities listed in this footnote is c/o The Blackstone Group, L.P., 345 Park Avenue, New York, New York 10154.

(2)	Includes ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days.
(3)	Includes ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days.
(4)	Includes ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days.
(5)	Includes ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days.
(6)	Includes ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days.
(7)	Mr. Calhoun is a Senior Managing Director of The Blackstone Group. Mr. Calhoun disclaims beneficial ownership of any ordinary shares owned directly or indirectly by the Blackstone Funds.
(8)	Mr. Simpkins is a Senior Managing Director of The Blackstone Group. Mr. Simpkins disclaims beneficial ownership of any ordinary shares owned directly or indirectly by the Blackstone Funds.
(9)	Ms. Kahr is a Senior Managing Director of The Blackstone Group. Ms. Kahr disclaims beneficial ownership of any ordinary shares owned directly or indirectly by the Blackstone Funds.
(10)	Includes ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days.
(11)	Includes ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days.
(12)	Includes ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following section summarizes the terms of our material principal indebtedness.

Senior Secured Credit Facilities

On July 3, 2014 (the “Acquisition Closing Date”), we entered into senior secured credit facilities with Credit Suisse AG (acting through such of its affiliates or branches as it deems appropriate), as administrative agent, collateral agent, L/C issuer and swing line lender (the “senior secured credit facilities”). On April 7, 2017, we amended the senior secured credit facilities.

The senior secured credit facilities consist of the following:

•	$1,733.7 million of senior secured Dollar Term Loans, the maturity date of which is March 31, 2024, subject to a springing maturity date to be three months prior to the maturity date of the notes to the extent that more than a specified amount of dollar notes are outstanding on such earlier date;

•	€655.2 million ($771.0 million equivalent as of September 30, 2017) senior secured Euro Term Loans (together with the “Dollar Term Loans,” the “Term Loans”), the maturity date of which is March 31, 2024, subject to a springing maturity date to be three months prior to the maturity date of the notes to the extent that more than a specified amount of dollar notes are outstanding on such earlier date;

•	the $125 million Revolving Credit Facility, the maturity date of which is (x) July 2022 with respect to $101.9 million thereof, subject to a springing maturity date to be three months prior to the maturity date of the notes to the extent that more than a specified amount of dollar notes are outstanding on such earlier date and (y) July 2019 with respect to $23.1 million thereof; and

•	the ABL Revolving Credit Facility described under “—ABL Revolving Credit Facility.”

Gates Global LLC, which is referred to in this section as the “Borrower,” is the borrower under the senior secured credit facilities. The Revolving Credit Facility includes borrowing capacity available for letters of credit and for short-term borrowings referred to as the swing line borrowings. In addition, the senior secured credit facilities provide us with the option to raise incremental credit facilities (including an uncommitted incremental facility that allows us the option to increase the amount available under the term loan facilities and/or the revolving credit facility by an aggregate of up to $590 million, subject to additional increases upon satisfaction of certain first lien net leverage-based tests), refinance the loans with debt incurred outside the credit agreement and extend the maturity date of the revolving loans and term loans, subject to certain limitations.

Interest Rate and Fees

Borrowings under the Term Loans bear interest, at our option, at a rate equal to a margin over either (a) a base rate determined by reference to the highest of (1) the administrative agent’s prime lending rate, (2) the federal funds effective rate plus 1/2 of 1% and (3) the LIBOR rate for a one-month interest period plus 1.00% (0% in the case of Euro Term Loans only) or (b) a LIBOR rate determined by reference to the ICE Benchmark Administration London Interbank Offered Rate for the interest period relevant to such borrowing, or in the case of Euro Term Loans, a EURIBO rate determined by reference to the Banking Federation of the E.U. for the interest period relevant to such borrowing. The current margins for the Dollar Term Loans are (x) 2.25% in the case of base rate loans and 3.25% in the case of LIBOR loans when the Borrower’s consolidated secured net leverage ratio is greater than 2.85 to 1.00 and (y) 2.00% in the case of base rate loans and 3.00% in the case of LIBOR loans whenever the Borrower’s consolidated secured net leverage ratio is less than or equal to 2.85 to 1.00. The current margin for the Euro Term Loans is 3.50%.

Borrowings under the Revolving Credit Facility will bear interest, at our option, at a rate equal to a margin over either (a) a base rate determined by reference to the highest of (1) the administrative agent’s prime lending

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

rate, (2) the federal funds effective rate plus 1/2 of 1% and (3) the LIBOR rate for a one-month interest period plus 1.00% or (b) a LIBOR rate determined by reference to the ICE Benchmark Administration London Interbank Offered Rate for the interest period relevant to such borrowing or a EURIBO rate determined by reference to the Banking Federation of the E.U. for the interest period relevant to such borrowing. The current margins for the Revolving Credit Facility are 1.75% in the case of base rate loans and 2.75% in the case of LIBOR loans, subject to step-downs upon the achievement of specified first lien net leverage ratios.

In addition to paying interest on outstanding principal under the senior secured credit facilities, we will continue to be required to pay a facility fee to the lenders under the Revolving Credit Facility in respect of the unutilized commitments thereunder. The facility fee rate is 0.50%, subject to a step-down to 0.375% upon the achievement of a specified first lien net leverage ratio. We will also continue to be required to pay customary letter of credit fees.

Prepayments

The senior secured credit facilities require us to prepay outstanding Term Loans, subject to certain exceptions, with:

•	50% (which percentage will be reduced to 25% and 0%, as applicable, subject to our attaining certain first lien net leverage ratios) of our annual excess cash flow;

•	100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property by the Borrower and its restricted subsidiaries (including insurance and condemnation proceeds, subject to de minimis thresholds), if we do not reinvest those net cash proceeds in assets to be used in our business or to make certain other permitted investments (a) within 12 months of the receipt of such net cash proceeds or (b) if we commit to reinvest such net cash proceeds within 12 months of the receipt thereof, within 18 months of such initial receipt (although in connection with any such prepayment, we may also repay other first lien debt to the extent we are so required); and

•	100% of the net proceeds of any incurrence of debt by the Borrower or any of its restricted subsidiaries, other than debt permitted to be incurred or issued under the senior secured credit facilities.

Notwithstanding any of the foregoing, each lender of Term Loans will have the right to reject its pro rata share of mandatory prepayments described above, in which case we may retain the amounts so rejected.

The foregoing mandatory prepayments will be applied pro rata to installments of Term Loans.

We will continue to have the ability to voluntarily repay outstanding loans at any time (subject to minimum repayment amounts and customary notice periods) without premium or penalty, other than customary “breakage” costs with respect to LIBOR loans.

Amortization

We will be required to repay installments on the Dollar Term Loans in quarterly installments equal to 0.25% of the original principal amount of the Dollar Term Loans and repay installments on the Euro Term Loans in quarterly installments equal to 0.25% of the original principal amount of the Euro Term Loans, with the remaining amount payable on the applicable maturity date with respect to such Term Loans.

Guarantees

The obligations under the senior secured credit facilities will continue to be unconditionally and irrevocably guaranteed by each of the co-issuer of the notes offered hereby, any entity that directly or indirectly owns 100% of the issued and outstanding equity interests of the Borrower, and, subject to certain exceptions, each of the Borrower’s existing and future material domestic wholly owned subsidiaries (collectively, the “U.S. Guarantors”). In addition, the senior secured credit facilities will continue to be collateralized by (i) first priority

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

or equivalent security interests in (x) all the capital stock of, or other equity interests in, the Borrower and each of the Borrower’s and U.S. Guarantor’s material direct or indirect wholly owned restricted domestic subsidiaries and direct wholly owned first-tier restricted foreign subsidiaries and (y) certain tangible and intangible assets of the Borrower and those of the U.S. Guarantors (subject to certain exceptions and qualifications) not constituting ABL Priority Collateral (as defined below) (collectively the “Senior Secured Credit Facilities Collateral”) and (ii) a second priority or equivalent security interests in the ABL Priority Collateral (other than ABL Priority Collateral pledged by the Canadian Guarantors (as defined below)).

As of September 30, 2017, none of our foreign subsidiaries or our non-wholly owned domestic subsidiaries that are restricted subsidiaries guarantee the senior secured credit facilities.

Certain Covenants and Events of Default

The senior secured credit facilities will continue to contain a number of significant negative covenants. Such negative covenants, among other things, will restrict, subject to certain exceptions, the ability of the Borrower and its restricted subsidiaries to:

•	incur additional indebtedness and make guarantees;

•	create liens on assets;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations;

•	sell assets;

•	make fundamental changes;

•	pay dividends and distributions or repurchase our capital stock;

•	make investments, loans and advances, including acquisitions;

•	engage in certain transactions with affiliates;

•	make changes in the nature of their business; and

•	make prepayments of junior debt.

The Borrower and its restricted subsidiaries are also subject to a springing maximum first lien net leverage ratio not exceeding 7.15 to 1.00 if borrowings under the Revolving Credit Facility exceed 30% of the issued and outstanding loans and commitments as of the last day of any fiscal quarter (excluding up to $35.0 million of letters of credit and other letters of credit which have been cash collateralized or backstopped by other letters of credit).

Our senior secured credit facilities also continue to contain certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders under the senior secured credit facilities will be entitled to take various actions, including the acceleration of amounts due under the senior secured credit facilities and all actions permitted to be taken by a secured creditor.

ABL Revolving Credit Facility

On the Acquisition Closing Date, we entered into an asset based credit facility with Citibank, N.A., as administrative agent, collateral agent, L/C issuer and swing line lender (the “ABL Revolving Credit Facility”). On April 7, 2017, we amended (the “ABL Amendment”) the ABL Revolving Credit Facility.

The ABL Revolving Credit Facility is in an aggregate principal amount of $325 million, the maturity date of which is (x) July 2022 with respect to $295 million thereof, subject to a springing maturity date to be three months prior to the maturity date of the notes to the extent that more than a specified amount of dollar notes are outstanding on such earlier date (the “2022 Commitments”) and (y) July 2019 with respect to $30 million thereof (the “2019 Commitments”).

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

The borrowing base at any time will be equal to the sum (in each case subject to certain customary reserves and eligibility criteria) of:

•	85% of all of the U.S. eligible receivables and 85% of the net orderly liquidation value of all of the U.S. eligible inventory (the “U.S. Borrowing Base”); and

•	85% of all of the Canadian eligible receivables and 85% of the net orderly liquidation value of all of the Canadian eligible inventory (the “Canadian Borrowing Base”).

Gates Global LLC, which is referred to in this section as the “Borrower,” is the parent borrower under the ABL Revolving Credit Facility. The ABL Revolving Credit Facility will continue to include borrowing capacity available for letters of credit and for short-term borrowings referred to as the swing line borrowings. In addition, we expect that the ABL Revolving Credit Facility will also continue to provide us with the option to raise incremental credit facilities (including an uncommitted incremental facility that allows us the option to increase the amount available under the ABL Facility by an aggregate of up to $150 million).

Interest Rate and Fees

Borrowings under the new ABL Revolving Credit Facility will continue to bear interest, at our option, at a rate equal to a margin over (i) in respect of the U.S. tranche, either (a) a base rate determined by reference to the highest of (1) the administrative agent’s prime lending rate, (2) the federal funds effective rate plus 1/2 of 1% and (3) the LIBOR rate for a one-month interest period plus 1.00% or (b) a LIBOR rate determined by reference to the ICE Benchmark Administration London Interbank Offered Rate for the interest period relevant to such borrowing and (ii) in respect of the Canadian tranche, either (a) a base rate determined by reference to the higher of (1) the Canadian prime lending rate and (2) the CDOR rate for a one-month interest period plus 1.00% or (b) a CDOR rate determined for the interest period relevant to such borrowing. The margins for the ABL Revolving Credit Facility with respect to 2019 Commitments and loans thereunder are (x) 1.00% in the case of base rate loans and 2.00% in the case of LIBOR rate or CDOR rate loans when excess availability under the ABL revolving facility is less than 33.3%, (y) 0.75% in the case of base rate loans and 1.75% in the case of LIBOR rate or CDOR rate loans when excess availability under the ABL revolving facility is less than 66.7% but greater than or equal to 33.3% or (z) 0.50% in the case of base rate loans and 1.50% in the case of LIBOR rate or CDOR rate loans when excess availability under the ABL revolving facility is greater than or equal to 66.7%. The margins for the ABL Revolving Credit Facility with respect to 2022 Commitments and loans thereunder are (x) 0.75% in the case of base rate loans and 1.75% in the case of LIBOR rate or CDOR rate loans when excess availability under the ABL revolving facility is less than 33.3%, (y) 0.50% in the case of base rate loans and 1.50% in the case of LIBOR rate or CDOR rate loans when excess availability under the ABL revolving facility is less than 66.7% but greater than or equal to 33.3%, or (z) 0.25% in the case of base rate loans and 1.25% in the case of LIBOR rate or CDOR rate loans when excess availability under the ABL revolving facility is greater than or equal to 66.7%

In addition to paying interest on outstanding principal under the ABL Revolving Credit Facility, we will continue to be required to pay a commitment fee to the lenders under the ABL Revolving Credit Facility in respect of the unutilized commitments thereunder. The commitment fee rate is 0.375%, subject to a step-down to 0.25% based on the utilization of the ABL Revolving Credit Facility commitments. We will also continue to be required to pay customary letter of credit fees.

Prepayments

If at any time the outstanding revolving loans and letters of credit pursuant to any tranche of the ABL Revolving Credit Facility exceed the lesser of (i) the aggregate commitments with respect to such tranche under the ABL Revolving Credit Facility or (ii) the current U.S. Borrowing Base or Canadian Borrowing Base, as applicable, we will be required to prepay applicable revolving loans of the applicable tranche (and/or cash collateralize the letters of credit) in an amount equal to such excess, without commitment reduction.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

After the occurrence and during the continuance of a cash dominion event (the period when (i) excess availability is less than the greater of (x) $20 million and (y) 10% of the lesser of (1) the aggregate commitments under the ABL Revolving Credit Facility and (2) the aggregate borrowing base for a period of five consecutive business days, (ii) when any payment or bankruptcy event of default is continuing or (iii) when any event of default due to a material misrepresentation set forth in borrowing base certificate, breach of the financial covenant, a cross-default or cross-acceleration, failure to comply with cash management provisions or a failure to deliver any borrowing base certificate (after expiration of any applicable cure periods) is continuing, until the 30th consecutive calendar day that excess availability exceeds such threshold or such event of default ceases to be continuing, as applicable), all amounts deposited in the controlled deposit accounts will be swept into core concentration accounts maintained with the administrative agent and will be promptly applied to repay outstanding revolving loans and, after such loans have been repaid in full, cash collateralize any outstanding letter of credit obligations.

We may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans at any time (subject to minimum repayment amounts and customary notice periods) without premium or penalty other than customary “breakage” costs, if applicable, with respect to LIBOR or CDOR loans.

Amortization

There will be no scheduled amortization under the ABL Revolving Credit Facility.

Guarantees

The obligations under the ABL Revolving Credit Facility will continue to be unconditionally and irrevocably guaranteed by each of the U.S. Guarantors and, subject to certain exceptions, each of the Borrower’s existing and future material Canadian material wholly owned subsidiaries (collectively, the “Canadian Guarantors”; together with the U.S. Guarantors, the “Guarantors”). In addition, the ABL Revolving Credit Facility will continue to be collateralized by (i) first priority or equivalent security interests in personal property of the Borrower and the Guarantors consisting of accounts receivable (including related contracts and contract rights, inventory, cash, deposit accounts, other bank accounts and securities accounts), inventory, intercompany notes and intangible assets (other than capital stock and intellectual property), instruments, chattel paper, documents and commercial tort claims to the extent arising out of the foregoing, books and records (subject to certain exceptions and qualifications) (collectively the “ABL Priority Collateral”) and (ii) a second priority or equivalent security interests in the Senior Secured Credit Facilities Collateral.

As of September 30, 2017, none of our foreign subsidiaries (other than the Canadian Guarantors) or our non-wholly owned domestic subsidiaries that are restricted subsidiaries guarantee the ABL Revolving Credit Facility.

Certain Covenants and Events of Default

The ABL Revolving Credit Facility will continue to contain a number of significant negative covenants. Such negative covenants, among other things, will restrict, subject to certain exceptions, the ability of the Borrower and its restricted subsidiaries to:

•	incur additional indebtedness and make guarantees;

•	create liens on assets;

•	enter into sale and leaseback transactions;

•	engage in mergers or consolidations;

•	sell assets;

•	make fundamental changes;

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•	pay dividends and distributions or repurchase our capital stock;

•	make investments, loans and advances, including acquisitions;

•	engage in certain transactions with affiliates;

•	make changes in the nature of their business; and

•	make prepayments of junior debt.

The Borrower and its restricted subsidiaries will also be required to maintain a minimum fixed charge coverage ratio of 1.0 to 1.0 as of the last day of any fiscal quarter if excess availability is less than the greater of (x) $20 million and (y) 10% of the lesser of (1) the aggregate commitments under the ABL Revolving Credit Facility and (2) the aggregate borrowing base until the 30th consecutive calendar day that excess availability exceeds such threshold.

The ABL Revolving Credit Facility contains certain customary representations and warranties, affirmative covenants and events of default. If an event of default occurs, the lenders under the ABL Revolving Credit Facility will be entitled to take various actions, including the acceleration of amounts due under the ABL Revolving Credit Facility and all actions permitted to be taken by a secured creditor.

Senior Notes

On June 26, 2014, the notes issuers issued $1,040.0 million principal amount of dollar notes and €235.0 million ($276.5 million equivalent as of September 30, 2017) principal amount of euro notes. On March 30, 2017, the notes issuers issued an additional $150.0 million principal amount of dollar notes at an issue price of 99.875%.

The dollar notes bear interest at a rate of 6.00% per year and the euro notes bear interest at a rate of 5.75% per year, each payable semi-annually in arrears on January 15 and July 15. The notes issuers’ obligations under the senior notes are guaranteed on a senior unsecured basis by all of the notes issuers’ existing and future wholly-owned domestic restricted subsidiaries that guarantee our senior secured credit facilities or certain other indebtedness of the issuers or the guarantors.

The dollar notes are currently redeemable at a price of 103.000%, which redemption price will decrease to 101.500% on July 15, 2018 and 100.000% on July 15, 2019, in each case plus accrued and unpaid interest thereon. The euro notes are currently redeemable at a price of 102.875%, which redemption price will decrease to 101.438% on July 15, 2018 and 100.000% on July 15, 2019, in each case plus accrued and unpaid interest thereon.

Upon the occurrence of a change of control or upon the sale of certain assets in which the note issuers do not apply the proceeds as required, the holders of the senior notes will have the right to require the notes issuers to make an offer to repurchase each holder’s senior notes at a price equal to 101% (in the case of a change of control) or 100% (in the case of an asset sale) of their principal amount, in each case plus accrued and unpaid interest thereon.

The senior notes contain covenants limiting, among other things, the notes issuers’ and the restricted subsidiaries’ ability to incur additional indebtedness or issue certain preferred shares, pay dividends, redeem stock or make other distributions, make certain investments, sell or transfer certain assets, create liens, consolidate, merge, sell or otherwise dispose of all or substantially all of notes issuers’ assets, enter into certain transactions with affiliates, and designate subsidiaries as unrestricted subsidiaries. The senior notes also contain customary events of default.

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associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

DESCRIPTION OF SHARE CAPITAL

The following describes the issued share capital of Gates Industrial Corporation plc (the “Issuer”), summarizes the material provisions of the articles of association of the Issuer as are anticipated to be in effect upon the completion of this offering and highlights certain differences in corporate law in England and Wales and the United States. In this “Description of Share Capital” discussion, we use the term “we,” “us” and “our” to refer to the Issuer.

Issued Share Capital

The issued share capital of the Issuer as of the date of this prospectus is as follows:

	Number Issued	Amount
Ordinary shares of $0.01 par value per share	One	$0.01
Redeemable preference shares of £50,000 par value per share	One	£50,000

Each issued ordinary share is fully paid up. Upon the closing of this offering and the use of a portion of the proceeds therefrom to redeem our €50,000 redeemable preference share issued in connection with the pre-IPO reorganization transactions, the issued share capital of the Issuer will be as follows:

	Number Issued	Amount
Ordinary shares of $0.01 par value per share		$
Redeemable preference shares of £ par value per share		£

The company has no convertible securities, exchangeable securities or warrants in issue.

Prior to the completion of this offering, a resolution will be adopted by our shareholders to authorize our board of directors (generally and unconditionally) to allot shares in the Issuer and to grant rights to subscribe for or convert any security into shares in the Issuer up to an aggregate nominal amount of $                    , which would equal ordinary shares based on the $0.01 par value per share, and to exclude pre-emptive rights in respect of such allotments. Such authority will be granted for five years, but we may seek renewal for additional five-year terms more frequently.

Key Provisions of the Issuer’s Articles of Association and English Law considerations

The following is a summary of certain key provisions of the Articles and English law considerations. Please note that this is only a summary and is not intended to be exhaustive. For further information please refer to the full version of the Articles which are included as an exhibit to the registration statement of which this prospectus is a part.

The company number for the Issuer is 10980824 and the Issuer is incorporated in England and Wales.

Directors’ General Authority and Shareholders’ Reserve Power

Subject to the Companies Act 2006 (the “Companies Act”) and the Articles, the directors are responsible for the management of the Issuer’s business, for which purpose they may exercise all the powers of the Issuer. The shareholders may, by special resolution, direct the directors to take, or refrain from taking, a specified action or actions. No such special resolution and no alteration of the Articles invalidates anything which the directors have done before the resolution is passed or the Articles are altered (as appropriate).

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Directors’ Interests

A director shall be authorized for the purposes of section 175 of the Companies Act to act or continue to act as a director of the Issuer notwithstanding that at the time of the appointment or subsequently the director also:

(a)	holds office as a director of any subsidiary of the Issuer;

(b)	holds any other office, employment or engagement with any subsidiary of the Issuer;

(c)	participates in any scheme, transaction or arrangement for the benefit of the employees or former employees of the Issuer or any subsidiary of the Issuer (including any pension fund or retirement, death or disability scheme or other bonus or employee benefit scheme); or

(d)	is interested directly or indirectly in any shares or debentures (or any rights to acquire shares or debentures) in the Issuer or in any subsidiary of the Issuer.

The directors may authorize any matter proposed to them which would, if not so authorized, involve a breach of duty by a director under section 175 of the Companies Act. The directors may give any such authorization upon such terms as they think fit. The directors may vary or terminate any such authorization at any time. Any such authorization will be effective only if:

(a)	any requirement as to the quorum at the meeting at which the matter is considered is met without counting the director in question or any other director interested in the matter under consideration; and

(b)	the matter was agreed to without such directors voting or would have been agreed to if such directors’ votes had not been counted.

A director who is in any way, directly or indirectly, interested in a proposed transaction or arrangement with the Issuer must declare the nature and extent of his or her interest to the other directors before the Issuer enters into the transaction or arrangement. A director who is in any way, directly or indirectly, interested in a transaction or arrangement that has been entered into by the Issuer must declare the nature and extent of his or her interest to the other directors as soon as is reasonably practicable, unless the interest has already been declared. If a declaration proves to be, or becomes, inaccurate or incomplete, a further declaration must be made.

A director need not declare an interest:

(a)	if it cannot reasonably be regarded as likely to give rise to a conflict of interest;

(b)	if, or to the extent that, the other directors are already aware of it (and for this purpose the other directors are treated as aware of anything of which they ought reasonably to be aware);

(c)	if, or to the extent that, it concerns terms of his or her service contract that have been or are to be considered by a board meeting or by a committee of the board appointed for the purpose; or

(d)	if the director is not aware of his interest or is not aware of the transaction or arrangement in question (and for this purpose a director is treated as being aware of matters of which he ought reasonably to be aware).

Subject to the provisions of the Companies Act, and provided that either (i) he or she has declared the nature and extent of any direct or indirect interest of his or hers, or (ii) no declaration of interest is required, or (iii) the direct or indirect interest relates to the Issuer or a subsidiary of the Issuer, a director notwithstanding his office:

(a)	may be a party to, or otherwise be interested in, any transaction or arrangement with the Issuer or in which the Issuer is directly or indirectly interested;

(b)	may act by himself or herself or through his or her firm in a professional capacity for the Issuer (otherwise than as auditor), and in any such case on such terms as to remuneration and otherwise as the directors may decide; and

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(c)	may be a director or other officer of, or employed or engaged by, or a party to any transaction or arrangement with, or otherwise be interested in, any body corporate in which the Issuer is directly or indirectly interested.

Voting by Directors

Subject to the Companies Act and without prejudice to the obligation of a director to disclose his or her interest, a director may vote at any board meeting or meeting of a committee of directors on any resolution concerning a matter in relation to which he has, directly or indirectly, an interest or duty, subject always to the terms on which any authorization is given. Subject to the foregoing, the relevant director shall be counted in the quorum present at a meeting when any such resolution is under consideration and if such director votes his or her vote shall be counted.

Subject to the paragraph below, if a question arises at a board meeting or meeting of a committee of directors as to the right of any director to participate in the meeting (or part of the meeting) for voting or quorum purposes, the question may, before the conclusion of the meeting, be referred to the chairman whose ruling in relation to any director other than the chairman is to be final and conclusive.

If any question as to the right to participate in the meeting (or part of the meeting) should arise in respect of the chairman, the question is to be decided by a decision of the directors at that meeting, for which purpose the chairman is not to be counted as participating in the meeting (or part of the meeting) for voting or quorum purposes.

Subject to the Articles, the directors may make any rule which they think fit about how they take decisions, and about how such rules are to be recorded or communicated to directors.

Appointment and Removal of Directors

Any person who is willing to act as a director of the Issuer, and is permitted by law to do so, may be appointed to be a director by ordinary resolution in a general meeting, by a decision of the board of directors or by notice given by the holder or holders of more than 50% of the ordinary shares of the Issuer for the time being in issue. The holder or holders of more than 50% of the ordinary shares of the Issuer for the time being in issue may in accordance with the Articles remove a director from office.

Unless and until otherwise decided by the Issuer by ordinary resolution in a general meeting, the number of directors must not be less than two and is not subject to a maximum number.

Blackstone shall, as long as it and/or any of its affiliates (when taken together) hold     % or more of the voting rights attached to our shares, be entitled to appoint (and remove and, subject to such removal being effective, reappoint from time to time)                 directors to the board of directors of the Issuer. If such percentage reduces to     % or more but less than     %, Blackstone shall be entitled to appoint (and remove and, subject to such removal being effective, reappoint from time to time) directors to the board of directors of the Issuer. If such percentage reduces to     % or more but less than     %, Blackstone shall be entitled to appoint (and remove and, subject to such removal being effective, reappoint from time to time)                 directors to the board of directors of the Issuer.

Retirement of Directors

Under the Companies Act, there is no maximum age for directors.

Dividend Rights

Subject to the Companies Act, the Issuer may by ordinary resolution of the shareholders in a general meeting declare dividends, and the board of directors may decide to pay interim dividends. A dividend must not

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be declared unless the board has made a recommendation as to its amount. Such a dividend must not exceed the amount recommended by the board. No dividend may be declared or paid unless it is in accordance with shareholders’ respective rights and interests. Unless the shareholders’ ordinary resolution to declare or the board’s decision to pay a dividend, or the terms on which shares are issued, specify otherwise, it must be paid by reference to each shareholder’s holding of shares on the date of the resolution or decision to declare or pay it. If the Issuer’s share capital is divided into different classes, no interim dividend may be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrears. Subject to the Companies Act, the board of directors may pay at intervals any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. If the directors act in good faith, they do not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on shares with deferred or non-preferred rights. The board of directors may deduct from any dividend payable on or in respect of a share all sums of money presently payable by the shareholder to the Issuer on any account whatsoever. Subject to the terms of issue of the share in question, the Issuer may, by ordinary resolution in a general meeting on the recommendation of the board of directors, decide to pay all or part of a dividend or other distribution payable in respect of a share by transferring non-cash assets of equivalent value (including, without limitation, shares or other securities in any company).

If 12 years have passed from the date on which a dividend or other sum became due for payment and the distribution recipient has not claimed it, the distribution recipient is no longer entitled to that dividend or other sum and it ceases to remain owing by the Issuer unless the board decides otherwise.

Winding Up

If the Issuer is wound up, the liquidator may, with the sanction of a special resolution in a general meeting of the Issuer and any other sanction required by the Companies Act, divide among the shareholders in specie the whole or any part of the assets of the Issuer and may, for that purpose, value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of shareholders as he or she with the like sanction determines, but no shareholder shall be compelled to accept any assets upon which there is a liability.

Redemption

Subject to the Companies Act, the Issuer may issue shares which are to be redeemed, or are liable to be redeemed at the option of the Issuer or the holder, and the directors may determine the terms, conditions and manner of redemption of any such shares. The issued ordinary shares of the Issuer are neither convertible nor redeemable.

Repurchase of Shares

Subject to the Companies Act, the Issuer may purchase any of its own shares (including redemption of shares, if any are in issue) with the authority of an ordinary resolution passed in a general meeting. The authority may be general or limited to a specific class of shares authorized to be required, the maximum and minimum prices that may be paid for the shares and the date of expiry of the authority (which must not be longer than five years after the resolution is passed). The authorization may be varied or revoked by ordinary resolution.

Sinking Fund Provisions

There are no sinking fund provisions relating to any shares in the capital of the Issuer.

Variation of Rights

Subject to the Companies Act, the rights attached to a class of shares may be varied or abrogated (whether or not the Issuer is being wound up) either with the consent in writing of the holders of at least three-quarters of

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the nominal amount of the issued shares of that class (excluding any shares of that class held as treasury shares) or with the sanction of a special resolution passed at a separate general meeting of the holders of the issued shares of that class validly held in accordance with the Articles.

The rights attached to a class of shares are not, unless otherwise expressly provided for in the rights attaching to those shares, deemed to be varied by the creation, allotment or issue of further shares ranking in priority to, pari passu with or subsequent to them or by the purchase or redemption by the Issuer of its own shares in accordance with the Companies Act.

Allotment of Shares and Pre-Emption

Under section 551 of the Companies Act, the board of directors of the Issuer may not allot shares, or grant rights to subscribe for or to convert any security into shares, unless they are authorized to do so under the Articles or by an ordinary resolution of the shareholders. The authorization must state the maximum amount of shares that may be allotted under it, and specify the date on which it will expire, which must be not more than five years from the date on which the resolution is passed by virtue of which the authorization is given. Prior to the completion of this offering, an ordinary resolution will be adopted by our shareholders to authorize our board of directors (generally and unconditionally) to allot shares in the Issuer and to grant rights to subscribe for or convert any security into shares in the Issuer up to an aggregate nominal amount of $            , which would equal              ordinary shares based on the $         par value per share. Such authority will be granted for five years, but we may seek renewal for additional five-year terms more frequently.

Under section 561 of the Companies Act, the board of directors of the Issuer must not allot shares to a person unless: (a) it has made an offer to each person who holds ordinary shares (on the same or more favorable terms) to allot a proportion of the shares being offered that is as nearly as practicable equal to the proportion in nominal value of the ordinary share capital held by that person; and (b) the period during which any such offer may be accepted has expired or the Issuer has received notice of the acceptance or refusal of every offer so made. The offer shall be made by notice stating the period (of not less than 14 days) during which it may be accepted and the offer shall not be withdrawn before the end of that period. Under sections 570 and 571 of the Companies Act, the board of directors of the Issuer may be given power by a special resolution of the shareholders to allot shares as if section 561 of the Companies Act did not apply to the allotment (or applied to the allotment with such modifications as the directors may determine).

Prior to the completion of this offering, an ordinary resolution will be adopted by our shareholders in a general meeting to exclude pre-emptive rights in respect of the allotment of shares described in the first paragraph of this section (‘Allotment of Shares and Pre-Emption’). Such authority will be granted for five years, but we may seek renewal for additional five-year terms more frequently.

Transfers of Shares

Subject to the paragraph below, the board of directors may refuse to register a transfer unless the instrument of transfer is:

(a)	in favor of no more than four joint transferees;

(b)	duly stamped or certificated or otherwise shown to the satisfaction of the directors to be exempt from stamp duty (if required); and

(c)	delivered to the registered office or such other place as the directors may decide and is accompanied by the certificate for the shares to be transferred (or an indemnity for any certificate not in the transferor’s possession in such form as the directors may decide) and/or such other evidence as the directors may reasonably require to prove the title of the transferor and the execution by him of the transfer or, if the transfer is signed by some other person on his behalf, the authority of that person to do so.

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The board of directors will not decline to register any transfer of shares, nor suspend the registration thereof, where such transfer is in favor of:

(a)	a chargee or mortgagee of any shares;

(b)	any nominee of a chargee or mortgagee of any shares;

(c)	a purchaser of any shares from a chargee or mortgagee (or its nominee) of any shares; and

(d)	a purchaser of any shares from any receiver, administrative receiver or administrator appointed by a chargee or mortgagee of any shares.

Other than in circumstances where the refusal to register a transfer is expressly permitted or required by the Articles, the board of directors may not refuse to register the transfer of a share, and shall promptly approve for registration each transfer which is presented to them for registration. In particular the board of directors will register a transfer where the majority holder so directs in writing.

Share Certificates

It shall be a condition of issue of every share in the Issuer that no share certificate need be issued in respect of such share or on the transfer of such share unless requested by the holder of such share.

No right to inspect accounts and other records

No person is entitled to inspect any of the Issuer’s accounting or other records or documents merely by virtue of being a shareholder, except as provided by law or authorized by the board of directors or by an ordinary resolution at a general meeting.

Limitations on the rights to own securities

Under the laws of England and Wales, persons who are neither residents nor nationals of the U.K. may freely own, hold or exercise voting rights of securities of the Issuer in the same manner and under the same terms as U.K. residents or nationals.

General Meetings

Under the Companies Act, every public company must hold a general meeting as its annual general meeting in each period of six months beginning with the day following the end of its fiscal year. The directors may convene a general meeting whenever they think fit. Following a request by shareholders pursuant to the Companies Act, the board of directors are required to call a general meeting (a) within 21 days from the date on which the directors become subject to the requirement, and (b) to be held on a date not more than 28 days after the date of the notice convening the meeting. At a meeting convened on a requisition by shareholders, no business may be transacted except that stated by the requisition or proposed to the board of directors. An annual general meeting (other than adjourned annual general meetings) shall be called by at least 21 clear days’ written notice. All other general meetings (other than adjourned general meetings) shall be called by at least 14 clear days’ written notice. An annual general meeting may be called by shorter notice if it is so agreed unanimously by all shareholders having a right to attend and vote. A general meeting (other than an annual general meeting) may be called by shorter notice if it is so agreed by a majority in number of the shareholders having a right to attend and vote, being a majority together holding not less than 95% in nominal value of the shares giving that right.

The notice shall specify the date, time and place of the meeting and the general nature of the business to be transacted. If the meeting is convened to consider a special resolution, the text of the resolution and the intention to propose the resolution as a special resolution shall also be specified. The notice of the meeting shall also specify, with reasonable prominence, the shareholders’ rights to appoint one or more proxies under section 324 of the Companies Act. Subject to the Articles and to any restrictions imposed on any shares, the notice shall be given to all shareholders, to all persons entitled to a share in consequence of the death or bankruptcy of a shareholder (if the Issuer has been notified of their entitlement) and to the directors and auditors of the Issuer.

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Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register, has duly been given to the person from whom he derives his title. The accidental omission to give notice of a general meeting or to send, supply or make available any document or information relating to a meeting to, or the non receipt of any such notice, document or information by, a person entitled to receive any such notice, document or information shall not invalidate the proceedings at that meeting.

A person is able to exercise the right to speak at a general meeting when that person is in a position to communicate to all those attending the meeting, during the meeting, any information or opinions which that person has on the business of the meeting. A person is able to exercise the right to vote at a general meeting when:

(a)	that person is able to vote, during the meeting, on resolutions put to the vote at the meeting; and

(b)	that person’s vote can be taken into account in determining whether or not such resolutions are passed at the same time as the votes of all the other persons attending the meeting.

The board of directors may make whatever arrangements they consider appropriate to enable those attending a general meeting to exercise their rights to speak or vote at it. In determining attendance at a general meeting, it is immaterial whether any two or more shareholders attending it are in the same place as each other. Two or more persons who are not in the same place as each other attend a general meeting if their circumstances are such that if they have (or were to have) rights to speak and vote at that meeting, they are (or would be) able to exercise them.

Voting Rights

A resolution put to the vote of a general meeting must be decided on a show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded in accordance with the Articles. Subject to any rights or restrictions attached to any shares, whether or not such rights or restrictions are set out in the Articles, on a vote on a resolution at a general meeting every shareholder present in person or by proxy has on a show of hands one vote and every shareholder present in person or by proxy has on a poll one vote in respect of each share held. In the case of joint holders of a share, only the vote of the first-named holder who votes (and any proxy or corporate representative duly authorized by the relevant shareholder) may be counted. In the case of equality of votes on a show of hands or a poll, the chairman of the meeting shall not be entitled to a casting vote.

No business other than the appointment of the chairman of the meeting is to be transacted at a general meeting if the persons attending it do not constitute a quorum. The number of persons which constitutes a quorum will be (if the Issuer has only one shareholder) one shareholder present and entitled to vote and (if the Issuer has more than one shareholder) any two shareholders present and entitled to vote.

U.K. City Code on Takeovers and Mergers

At this time, we do not expect the Takeover Code to apply to us. The Takeover Panel has confirmed to our representatives that, on the basis of our planned board of directors, it does not consider the Takeover Code to apply to the Issuer, although that position is subject to change if our place of central management and control is subsequently found to move to the U.K. If, at the time of a takeover, after the Takeover Panel determines that we have our place of central management and control in the U.K., we could be subject to the Takeover Code, which is issued and administered by the Takeover Panel. The Takeover Code provides a framework within which takeovers of companies subject to it are conducted. In particular, the Takeover Code contains certain rules in respect of mandatory offers. Under Rule 9 of the Takeover Code, if a person:

(a)	acquires an interest in our shares that, when taken together with shares in which persons acting in concert with such person are interested, carries 30% or more of the voting rights of our shares; or

(b)	who, together with persons acting in concert with such person, is interested in shares that in the aggregate carry not less than 30% and not more than 50% of the voting rights in the Issuer, acquires additional interests in shares that increase the percentage of shares carrying voting rights in which that person is interested,

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the acquirer, and, depending on the circumstances, its concert parties, would be required (except with the consent of the Takeover Panel) to make a cash offer for our outstanding shares at a price not less than the highest price paid for any interests in the shares by the acquirer or its concert parties during the previous 12 months. As noted above, at this time, we do not expect the Takeover Code to apply on the basis that our management and control is outside the U.K. However, the analysis of whether the Takeover Code applies is fact-specific and therefore subject to change.

Disclosure of Shareholder Ownership

There is no provision in the Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Under section 793 of the Companies Act, the Issuer may give notice to any person whom the Issuer knows or has reasonable cause to believe (a) to be interested in the shares of the Issuer or (b) to have been so interested at any time during the three years immediately preceding the date on which the notice is issued. The notice may require the person (a) to state whether or not it is the case and (b) if it holds, or has during that time held, any such interest, to give such further information as may be required by the Issuer in accordance with section 793 of the Companies Act. The notice may require the person to give particulars of its present or past interest in the Issuer’s shares and the information required by the notice must be given within such reasonable time as may be specified in the notice. Where a notice is served by the Issuer on a person under section 793 of the Companies Act and that person fails to give the Issuer the information required by the notice within the time specified in it, the Issuer may apply to the court for an order directing that the shares in question be subject to restrictions.

Differences in Corporate Law

The applicable provisions of the Companies Act differ from laws applicable to U.S. corporations organized in Delaware and their shareholders. Set forth below is a summary of certain differences between the provisions of the Companies Act applicable to the Issuer and the Delaware General Corporation Law relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to English law and Delaware law.

	England and Wales	Delaware
Number of Directors	Under the Companies Act, a public limited company must have at least two directors and at least one of the directors must be a natural person. Subject to the Companies Act, the number of directors may be fixed by or in the manner provided in a company’s articles of association.	Under Delaware law, a corporation must have at least one director and the number of directors shall be fixed by or in the manner provided in the bylaws.

Removal of Directors	Under the Companies Act, shareholders may remove a director without cause by an ordinary resolution (which is passed by a simple majority of those voting in person or by proxy at a general meeting) irrespective of any provisions of any service contract the director has with the	Under Delaware law, unless otherwise provided in the certificate of incorporation, directors may be removed from office, with or without cause, by the holders of a majority of the shares then entitled to vote, though in the case of a corporation whose board is classified, stockholders

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	England and Wales	Delaware
	company, provided that 28 clear days’ notice of the resolution is given to the company and its shareholders and certain other procedural requirements under the Companies Act are followed (such as allowing the director to make representations against his or her removal either at the meeting or in writing).	may typically effect such removal only for cause.

Vacancies on the Board of Directors	Under English law, the procedure by which directors (other than a company’s initial directors) are appointed is generally set out in a company’s articles of association, provided that where two or more persons are appointed as directors of a public limited company by ordinary resolution of the shareholders, resolutions appointing each director must be voted on individually unless a resolution that more than one director can be appointed has first been agreed to by the meeting without any vote being given against it.	Under Delaware law, vacancies on a corporation’s board of directors, including those caused by an increase in the number of directors, may be filled as the bylaws provided. In the absence of such provision, the vacancy shall be filled by a majority of the board of directors.

Annual General Meeting	Under the Companies Act, a public limited company must hold an annual general meeting in each six-month period following the end of the company’s fiscal year.	Under Delaware law, the annual meeting of stockholders shall be held at such place, on such date and at such time as may be designated by or in the manner provided in the certificate of incorporation or bylaws, or if not so designated, as determined by a majority of the board of directors.

General Meeting/Special Meeting

Under the Companies Act, a general meeting of the shareholders of a public limited company may be called by:

(i) the directors; or

(ii) shareholders holding at least 5% of the paid-up capital of the company carrying voting rights at general meetings (excluding treasury shares).

Under Delaware law, special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Notice of General Meetings	Under the Companies Act, 21 clear days’ notice must be given for an	Under Delaware law, unless otherwise provided in the

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	England and Wales	Delaware
	annual general meeting and any resolutions to be proposed at the meeting. Subject to a company’s articles of association providing for a longer period, at least 14 clear days’ notice is required for any other general meeting. In addition, certain matters (such as the removal of directors or auditors) require special notice, which is 28 clear days’ notice. The shareholders of a company may in all cases consent to a shorter notice period, the proportion of shareholders’ consent required being 100% of those entitled to attend and vote in the case of an annual general meeting and, in the case of any other general meeting, a majority in number of the shareholders having a right to attend and vote at the meeting, being a majority who together hold not less than 95% in nominal value of the shares giving a right to attend and vote at the meeting.	certificate of incorporation or bylaws, written notice of any meeting to the stockholder entitled to vote at the meeting not less than ten nor more than 60 days before the date of the meeting and shall specify the place, date, hour and purpose or purposes of the meeting.

Proxy	Under the Companies Act, at any meeting of shareholders, a shareholder may designate another person to attend, speak and vote at the meeting on their behalf by proxy.	Under Delaware law, each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

Pre-emptive Rights	Under the Companies Act, “equity securities” (being (i) shares in the company other than shares that, with respect to dividends and capital, carry a right to participate only up to a specified amount in a distribution (“ordinary shares”) or (ii) rights to subscribe for, or to convert securities into, ordinary shares) must not be allotted unless: (i) offered first, on the same or more favorable terms, to the	Under Delaware law, no stockholder shall have any pre-emptive right to subscribe to an additional issue of stock or to any security convertible into such stock unless, and except to the extent that, such right is expressly granted to such stockholder in the certificate of incorporation.

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	England and Wales	Delaware
existing ordinary shareholders in the company in proportion as nearly as practicable to the respective nominal value of their holdings of ordinary shares and (ii) the period during which any such offer may be accepted has expired or the company has received notice of the acceptance or refusal of every offer so made. Such pre-emption provisions do not apply if: (i) the allotment is of bonus shares or (ii) the allotment is to be wholly or partly paid up otherwise than in cash or (iii) the allotment is pursuant to an employees’ share scheme. Where the directors of a company are generally authorized to allot or grant equity securities in the company, they may be given power by the articles of association or by a special resolution of the company to allot equity securities as if the shareholders’ rights of pre-emption did not apply to the allotment (or with such modifications as the directors may determine).

Liability of Directors and Officers

Under the Companies Act, any provision (whether contained in a company’s articles of association or any contract or otherwise) that purports to exempt a director of a company (to any extent) from any liability that would otherwise attach to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company is void.

Any provision by which a company directly or indirectly provides an indemnity (to any extent) for a director of the company or of an associated company against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he is a director is also void except

Under Delaware law, the certificate of incorporation may include a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) For any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) intentional or negligent payment of unlawful dividends or unlawful stock purchases or redemptions; or (iv) for any transaction from which the director derived an improper personal benefit.

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	England and Wales	Delaware
as permitted by the Companies Act, which provides exceptions for the company to (a) purchase and maintain insurance against such liability; (b) provide a “qualifying third party indemnity” (being an indemnity against liability incurred by the director to a person other than the company or an associated company as long as he is successful in defending the claim or criminal proceedings); and (c) provide a “qualifying pension scheme indemnity” (being an indemnity against liability incurred in connection with the company’s activities as trustee of an occupational pension plan).

Voting Rights

Under English law, unless a poll is demanded by the shareholders of a company or is required by the chairman of the meeting or the company’s articles of association, shareholders shall vote on all resolutions on a show of hands. Under the Companies Act, a poll may be demanded by (a) not fewer than five shareholders having the right to vote on the resolution; (b) any shareholder(s) representing at least 10% of the total voting rights of all the shareholders having the right to vote on the resolution (excluding any voting rights attached to treasury shares); or (c) any shareholder(s) holding shares in the company conferring a right to vote on the resolution being shares on which an aggregate sum has been paid up equal to not less than 10% of the total sum paid up on all the shares conferring that right. A company’s articles of association may provide more extensive rights for shareholders to call a poll.

Under English law, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the

Under Delaware law, unless otherwise provided in the certificate of incorporation, each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder.

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England and Wales	Delaware

shareholders present (in person or by proxy) and entitled to vote and voting at a meeting. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of the shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution.

A company’s articles may contain provisions to the effect that on a vote on a resolution on a poll taken at a meeting, the votes may include votes cast in advance. Any such provision in relation to voting at a general meeting may be made subject only to such requirements and restrictions as are (a) necessary to ensure the identification of the person voting, and (b) proportionate to the achievement of that objective. Any provision of a company’s articles is void in so far as it would have the effect of requiring any document casting a vote in advance to be received by the company or another person earlier than (a) in the case of a poll taken more than 48 hours after it was demanded, 24 hours before the time appointed for the taking of the poll; or (b) in the case of any other poll, 48 hours before the time for holding the meeting or adjourned meeting.

Special resolutions require the affirmative vote of not less than 75% of the votes cast by shareholders present (in person or by proxy) and entitled to vote at the meeting. If a poll is demanded, a special resolution is passed if it is approved by holders representing not less than 75% of the total voting rights of shareholders present (in person or by proxy)

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	England and Wales	Delaware
who (being entitled to vote) vote on the resolution.

Shareholder Vote on Certain Transactions

The Companies Act provides for schemes of arrangement, which are arrangements or compromises between a company and any class of shareholders or creditors and used in certain types of reconstructions, amalgamations, capital reorganisations or takeovers.

The court may order a meeting of the creditors, or class of creditors, or shareholders, or class of shareholders, on an application by (i) the company, (ii) any creditor or shareholder of the company or (iii) the liquidator or administrator of the company.

The court may sanction the compromise or arrangement if 75% in value of the creditors or class of creditors or shareholders or class of shareholders (as the case may be), present and voting either in person or by proxy at the meeting summoned, agree a compromise or arrangement.

The court’s order has no effect until the delivery of the court order to the registrar.

Generally, under Delaware law, unless the certificate of incorporation provides for the vote of a larger portion of the stock, completion of a merger, consolidation, sale, lease or exchange of all or substantially all of a corporation’s assets or dissolution requires: (i) the approval of the board of directors; and (ii) approval by the vote of the holders of a majority of the outstanding stock or, if the certificate of incorporation provides for more or less than one vote per share, a majority of the votes of the outstanding stock of a corporation entitled to vote on the matter.

Standard of Conduct for Directors

Under English law, a director owes various statutory and fiduciary duties to the company, including:

(i) a duty to act in accordance with the company’s constitution and only exercise his or her powers for which they are conferred;

(ii) a duty to promote the success of the company for the benefit of its shareholders as a whole;

(iii) a duty to exercise independent judgment;

(iv) a duty to exercise reasonable care, skill and diligence;

Delaware law does not contain specific provisions setting forth the standard of conduct of a director. The scope of the fiduciary duties of directors is generally determined by the courts of the State of Delaware. In general, directors have two basic fiduciary duties, the duty of care and the duty of loyalty, owned to the corporation itself and the stockholders; that is, directors must (i) act in good faith, with the care of a prudent person, and in the best interest of the corporation; and (ii) refrain from self-dealing, usurping corporate opportunities

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	England and Wales	Delaware

(v) a duty to avoid conflicts of interest;

(vi) a duty not to accept benefits from third parties conferred by reason of his being a director or doing (or not doing) anything as a director; and

(vii) a duty to declare any interest that he has, whether directly or indirectly, in a proposed or existing transaction or arrangement.

and receiving improper personal benefits. Decisions made on an informed basis, in good faith and in the honest belief that the action was taken in the best interest of the corporation will generally be protected by the “business judgment rule.”

Shareholder Suits	Under English law, generally, the company, rather than its shareholders, is the proper claimant in an action in respect of a wrong done to the company or where there is an irregularity in the company’s internal management. Notwithstanding this general position, the Companies Act provides that (i) a court may allow a shareholder to bring a derivative claim (that is, an action in respect of and on behalf of the company) in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust and (ii) a shareholder of a company may apply to the court by petition for an order on the ground (a) that the company’s affairs are being or have been conducted in a manner that is unfairly prejudicial to the interests of shareholders generally or of some part of its shareholders (including at least himself or herself), or (b) that an actual or proposed act or omission of the company (including an act or omission on its behalf) is or would be so prejudicial.	Under Delaware law, a stockholder is eligible to bring a derivative action, that is a lawsuit brought by a stockholder, on behalf of the corporation, to enforce a claim belonging to the corporation, if the holder held stock at the time of the challenged wrongdoing and continues from that time to hold stock throughout the course of the litigation. Delaware law also requires the stockholder to first demand that the board of directors of the corporation asserts the claims or the stockholder must state in the derivative action particular reasons why making such a demand would be futile.

Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the United Kingdom that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or which may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

ordinary shares, other than withholding tax requirements. There is no limitation imposed by U.K. law or the Issuer’s Articles on the right of non-residents to hold or vote shares.

Listing

We intend to apply to have our ordinary shares approved for listing on the                 under the symbol “GTES.”

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

TAXATION

Certain United States Federal Income Tax Consequences to U.S. Holders

The following discussion describes certain United States federal income tax consequences of the purchase, ownership and disposition of our ordinary shares as of the date hereof. This discussion deals only with ordinary shares that are held as capital assets by a United States Holder (as defined below). In addition, the discussion set forth below is applicable only to United States Holders (i) who are residents of the United States for purposes of the current United States-United Kingdom Income Tax Treaty (the “Treaty”), (ii) whose ordinary shares are not, for purposes of the Treaty, effectively connected with a permanent establishment in the United Kingdom and (iii) who otherwise qualify for the full benefits of the Treaty.

As used herein, the term “United States Holder” means a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below.

This discussion does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares, you should consult your tax advisors.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws. If you are considering the purchase of our ordinary shares, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the purchase, ownership and disposition of our ordinary shares, as well as the consequences to you arising under other United States federal tax laws and the laws of any other taxing jurisdiction.

Taxation of Dividends

The gross amount of distributions on the ordinary shares will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the tax basis of the ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not, however, expect to determine earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend.

Any dividends that you receive will be includable in your gross income as ordinary income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the United States Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The United States Treasury Department has determined that the Treaty meets these requirements. Even if we were not to qualify for the Treaty, a foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ordinary shares, which will be listed on the                 , will be readily tradable on an established securities market in the United States. There can be no assurance, however, that our ordinary shares will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income’’ pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

Non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year (see “—Passive Foreign Investment Company” below).

Distributions of ordinary shares or rights to subscribe for ordinary shares that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to United States federal income tax.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and

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Passive Foreign Investment Company

We do not believe that we are, for United States federal income tax purposes, a passive foreign investment company (a “PFIC”), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.

Taxation of Capital Gains

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of the ordinary shares in an amount equal to the difference between the amount realized for the ordinary shares and your tax basis in the ordinary shares. Such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ordinary shares for more than one year. Long-term capital gains of non-corporate United States Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss.

You should note that any United Kingdom stamp duty or SDRT, if any, will not be treated as a creditable foreign tax for United States federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ordinary shares and the proceeds from the sale, exchange or other disposition of our ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Material U.K. Tax Considerations

The following comments do not constitute tax advice and are intended only as a general guide. They relate only to certain limited aspects of the U.K. tax consequences of holding or disposing of ordinary shares and are based on current U.K. tax law and what is understood to be HMRC’s current published practice as at the date of this document (which are both subject to change at any time (in particular in light of Brexit), possibly with retrospective effect). The rates and allowances for 2017/18 stated in the U.K. tax section below reflect the current law.

The comments below are intended to apply only to shareholders: (i) who are resident (and, in the case of individuals, domiciled) in (and only in) the U.K. for U.K. tax purposes (unless the position of non-U.K. resident shareholders is expressly referred to); (ii) to whom split-year treatment does not apply; (iii) who are and will be the absolute beneficial owners of their ordinary shares and any dividends paid in respect of them; (iv) who hold, and will hold, their ordinary shares as investments (otherwise than through an individual savings account or a pension arrangement) and not as securities to be realised in the course of a trade; (v) who hold less than 5% of the ordinary shares; and (vi) to whom the U.K. tax rules concerning carried interest do not apply in relation to their holding or disposal of ordinary shares.

The comments below may not apply to certain shareholders, such as (but not limited to) persons who are connected with the Company, dealers in securities, broker dealers, insurance companies, charities, collective

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investment schemes, pension schemes, shareholders who are exempt from U.K. taxation, shareholders who acquire or acquired their ordinary shares under the 2014 Incentive Plan, the 2015 Non-Employee Director Incentive Plan, the Omnibus Incentive Plan or any other employee incentive plan and shareholders who acquire or acquired (or are deemed to have acquired) their ordinary shares by virtue of an office or employment. Such shareholders may be subject to special rules.

The material set out in the paragraphs below does not constitute tax advice and these paragraphs do not describe all of the circumstances in which holders of our ordinary shares may benefit from an exemption or relief from U.K. taxation. Shareholders who are in any doubt as to their tax position or who are subject to tax in a jurisdiction other than the U.K. should consult an appropriate professional adviser. In particular, non-U.K. resident or domiciled persons are advised to consider the potential impact of any relevant double tax agreements.

The statements below relating to U.K. stamp duty and SDRT are subject to the comments made in the section entitled “Risks Related to this Offering and Ownership of our Ordinary Shares—Transfers of our shares outside DTC may be subject to stamp duty or stamp duty reserve tax in the U.K., which would increase the cost of dealing in our shares” of this prospectus.

Direct Taxation of Dividends

Liability to U.K. income tax or U.K. corporation tax on income in respect of dividends payable on the ordinary shares will depend upon the individual circumstances of the shareholder. An overview of the U.K. tax rules applicable to dividends is set out below.

U.K. withholding tax

There is no U.K. withholding tax on dividends paid by the Company.

Individual shareholders within the charge to U.K. income tax

When the Company pays a dividend to a shareholder who is an individual resident (for tax purposes) and domiciled in the U.K., the amount of income tax payable on the receipt, if any, will depend on the individual’s own personal tax position. “Dividend income” for these purposes includes U.K. and non U.K. source dividends and certain other distributions in respect of shares.

No U.K. income tax should be payable by a U.K. resident shareholder if the amount of dividend income received, when aggregated with the shareholder’s other dividend income in the year of assessment, does not exceed the nil rate amount. The nil rate amount is £5,000 for 2017/2018, and is expected to be £2,000 for 2018/2019. Dividend income in excess of the nil rate amount is taxed at the following rates for 2017/2018:

•	7.5% to the extent that it falls below the threshold for higher rate income tax;

•	32.5% to the extent it falls within the higher rate band; and

•	38.1% to the extent it falls within the additional rate band.

For the purposes of determining which of the taxable bands dividend income falls into, dividend income is treated as the highest part of a shareholder’s income. In addition dividend income which is within the nil rate amount counts towards an individual’s basic or higher rate limits and so will be taken into account in determining whether the threshold for higher rate or additional rate income tax is exceeded.

Other Individual Shareholders

Individual shareholders who are not resident or domiciled in the U.K. and who hold their ordinary shares as an investment and not in connection with any trade carried on by them would not generally be subject to U.K. tax on dividends received from the Company.

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Corporate Shareholders within the charge to U.K. corporation tax

Shareholders within the charge to corporation tax that are “small companies” (for the purposes of U.K. taxation of dividends) will not generally expect to be subject to tax on dividends from the Company provided certain conditions are met (including an anti-avoidance condition).

Other shareholders within the charge to U.K. corporation tax (which are not a “small company” for the purposes of U.K. taxation of dividends) should not be subject to tax on dividends from the Company so long as the dividends fall within an exempt class and certain conditions are met. In general, (i) dividends paid on non-redeemable “ordinary shares” (that is, non-redeemable shares that do not carry any present or future preferential rights to dividends or to the Company’s assets on its winding up); and (ii) dividends paid to a U.K. resident corporate shareholder holding less than 10% of the issued share capital of the class in respect of which the dividend is paid, should fall within an exempt class and so accordingly we would generally expect dividends paid by the Company not to be subject to U.K. corporation tax. However, it should be noted that the exemptions are not comprehensive and are subject to anti-avoidance rules. Shareholders will need to ensure that they satisfy the requirements of any exempt class and that no anti-avoidance rules apply before treating any dividend as exempt, and seek appropriate professional advice where necessary.

Other Corporate Shareholders

Corporate shareholders which are not resident in and have no permanent establishment in the U.K. and which hold their ordinary shares as an investment and not in connection with any trade carried on by them would not generally be subject to U.K. tax on dividends received from the Company.

Chargeable Gains

Individuals resident in the U.K.

A disposal (or deemed disposal) of ordinary shares by a U.K. resident individual shareholder may give rise to a chargeable gain (or allowable loss) for the purposes of U.K. capital gains tax, depending on the circumstances and subject to any available exemption or relief. No indexation allowance will be available to an individual holder of ordinary shares in respect of any disposal of ordinary shares. However, the capital gains tax annual exemption (which is £11,300 for individuals in the 2017/18 tax year) may be available to exempt any chargeable gain, to the extent that the exemption has not already been utilised.

Capital gains tax on share disposals by a U.K. resident individual shareholder will generally be charged at 10% to the extent that the total chargeable gains and, generally, total taxable income arising in a tax year, after all allowable deductions (including losses, the income tax personal allowance and the capital gains tax annual exempt amount), are less than the upper limit of the income tax basic rate band. To the extent that any chargeable gains (or part of any chargeable gains) arising in a tax year exceed the upper limit of the income tax basic rate band when aggregated with any such income (in the manner referred to above), capital gains tax will generally be charged at 20%.

Other Individual Shareholders

An individual shareholder who is not resident or domiciled in the U.K. should not be liable to U.K. capital gains tax on capital gains realized on the disposal of his or her ordinary shares unless such shareholder carries on a trade, profession or vocation in the U.K. through a branch or agency in the U.K. to which the ordinary shares are attributable.

An individual shareholder who is temporarily non-resident for U.K. tax purposes will, in certain circumstances, become liable to U.K. tax on capital gains in respect of gains realized while he or she was not resident in the U.K.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and

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Corporate Shareholders resident in the U.K.

A disposal (or deemed disposal) of ordinary shares by a U.K. resident corporate shareholder may give rise to a chargeable gain (or allowable loss) for the purposes of U.K. corporation tax, depending on the circumstances and subject to any available exemption or relief. Indexation allowance may reduce the amount of any chargeable gain for these purposes, but will not create or increase any allowable loss. The main rate of U.K. corporation tax is currently 19% with effect from April 1, 2017.

Other Corporate Shareholders

A corporate holder of ordinary shares that is not resident in the U.K. and has no permanent establishment in the U.K. (including one to which the ordinary shares are attributable) should not be liable for U.K. corporation tax on chargeable gains realized on the disposal of ordinary shares.

Stamp Duty and SDRT

The following statements are intended as a general guide to the current U.K. stamp duty and SDRT position, and apply regardless of whether or not a shareholder is resident or domiciled in the U.K. It should be noted that certain categories of persons, including market makers, brokers, dealers, and other specified market intermediaries, are entitled to exemption from stamp duty and SDRT in respect of purchases of securities in specified circumstances.

General rules

As a general rule, no stamp duty or SDRT is payable on an issuance of shares in a U.K. company, but transfers of shares in a U.K. company will attract a stamp duty or SDRT charge equal to 0.5% of the consideration for the shares, rounded up to the nearest £5 in the case of stamp duty.

Depositary arrangements and clearance services

Special rules apply where ordinary shares are issued or transferred to, or to a nominee or agent for, either a person whose business is or includes issuing depositary receipts within section 67 or section 93 Finance Act 1986 or a person providing a clearance service within section 70 or section 96 of the Finance Act 1986, under which stamp duty or SDRT may be charged at a higher rate of 1.5%. However, where a clearance service has made and maintained an election under section 97A Finance Act 1986, the 1.5% charge will not apply as transfers of ordinary shares into and within that clearance service would then be subject to stamp duty or SDRT at the normal 0.5% rate. We understand that HMRC regards DTC as a clearance service for these purposes and that no relevant election under section 97A(1) has been made.

However, on the basis of recent case law HMRC has confirmed that it will no longer seek to impose stamp duty or SDRT at the rate of 1.5% on issues of U.K. shares to depositary receipt issuers and clearance systems, or on transfers of such shares to such issuers and systems where those transfers are integral to the raising of capital by a company. However, HMRC’s view is that the relevant case law does not have any impact upon the transfer (on sale or otherwise than on sale) of shares or securities to depositary receipt systems or clearance services that are not an integral part of an issue of share capital and so the 1.5% SDRT or stamp duty charge will continue to apply to such transfers and therefore if ordinary shares are withdrawn from the facilities of DTC, a charge to stamp duty or SDRT at 1.5% may arise on a subsequent redeposit of ordinary shares into the facilities of DTC.

In connection with the completion of this offering, we expect to put in place arrangements to require that our ordinary shares held in certificated form cannot be transferred into the DTC system until the transferor of the ordinary shares has first delivered the ordinary shares to a depositary specified by us so that stamp duty (and/or SDRT) may be collected in connection with the initial delivery to the depositary. Any such ordinary shares will

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

be evidenced by a receipt issued by the depositary. Before the transfer can be registered in our books, the transferor will also be required to put the depositary in funds to settle the resultant liability to stamp duty (and/or SDRT), which will be charged at a rate of 1.5% of the value of the shares.

It should also be noted that the 1.5% charge for all issues of shares into depositary receipt systems and clearance services remains as a provision of U.K. statute and that the removal of the 1.5% charge is based upon the provisions of EU law. There is therefore a risk that this could be affected by the U.K.’s decision to leave the EU. To the extent that U.K. law is changed, including as a result of the U.K.’s decision to leave the E.U., restrictive measures may be taken in relation to trading in the Company’s shares. Specific professional advice should be sought before incurring a 1.5% stamp duty or SDRT charge in any circumstances.

Transfers of ordinary shares within a clearance system or depositary receipt system should not attract a charge to stamp duty or SDRT in the U.K. provided that there is no written instrument of transfer and no election is, or has been, made by the clearance system under section 97A Finance Act 1986.

Transfers of ordinary shares within a clearance system where an election has been made by the clearance system under section 97A Finance Act 1986 will generally be subject to SDRT (rather than stamp duty) at a rate of 0.5% of the amount or value of the consideration.

The transfer on sale of ordinary shares (outside the facilities of a clearance service such as DTC) by a written instrument of transfer will generally be liable to U.K. stamp duty at the rate of 0.5% of the amount or value of the consideration for the transfer. The purchaser normally pays the stamp duty.

An agreement to transfer ordinary shares (outside the facilities of a clearance service such as DTC) will generally give rise to a liability on the purchaser to SDRT at the rate of 0.5% of the amount or value of the consideration, but where an instrument of transfer is executed and duly stamped before the expiry of a period of six years beginning with the date of that agreement, (i) any SDRT that has not been paid ceases to be payable, and (ii) any SDRT that has been paid may be recovered from HMRC, generally with interest.

A share buy-back by the Company of ordinary shares will give rise to stamp duty at the rate of 0.5% of the consideration payable by the Company, and such stamp duty will be paid by the Company.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our ordinary shares. We cannot predict the effect, if any, future sales of our ordinary shares, or the availability for future sale of our ordinary shares, will have on the market price of our ordinary shares prevailing from time to time. The sale of substantial amounts of our ordinary shares in the public market, or the perception that such sales could occur, could harm the prevailing market price of our ordinary shares and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. See “Risk Factors—Risks Related to this Offering and Ownership of our Ordinary Shares—If we or our pre-IPO owners sell additional ordinary shares after this offering, the market price of our ordinary shares could decline.”

Upon completion of this offering, we will have a total of                 ordinary shares outstanding. Of the outstanding ordinary shares, the                 ordinary shares sold in this offering (or                 ordinary shares if the underwriters exercise their over-allotment option in full) will be freely tradable without restriction or further registration under the Securities Act, except that any ordinary shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding                 ordinary shares held by our pre-IPO owners and management after this offering (or             ordinary shares if the underwriters exercise their over-allotment option in full) will be deemed restricted securities under Rule 144 and may be sold in the public market only if registered or if they qualify for an exemption from registration, including the exemption pursuant to Rule 144 which we summarize below.

We intend to file one or more registration statements on Form S-8 under the Securities Act to register our ordinary shares or securities convertible into or exchangeable for our ordinary shares issued pursuant to the 2014 Stock Incentive Plan and the Omnibus Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, our ordinary shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover ordinary shares.

Registration Rights

In connection with this offering, we intend to enter into a new registration rights agreement to provide to our Sponsor an unlimited number of “demand” registration rights. The registration rights agreement also provides our Sponsor customary “piggyback” registration rights. The registration rights agreement also provides that we will pay certain expenses relating to such registrations and indemnify our Sponsor against certain liabilities which may arise under the Securities Act. See “Certain Relationships and Related Person Transactions—Registration Rights Agreement.”

Lock-Up Agreements

We have agreed, subject to enumerated exceptions, that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our ordinary shares or securities convertible into or exchangeable or exercisable for any of our ordinary shares, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of                 for a period of 180 days after the date of this prospectus.

Our officers, directors and certain of our pre-IPO owners have agreed, subject to enumerated exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exchangeable or exercisable for any of our ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares, whether any of these transactions are to be settled by delivery of our ordinary shares or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of             for a period of 180 days after the date of this prospectus.

10b5-1 Plans

Prior to or after the completion of the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Rule 144

In general, under Rule 144, as currently in effect, a person who is not deemed to be our affiliate for purposes of Rule 144 or to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned our ordinary shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those ordinary shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the ordinary shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those ordinary shares without complying with any of the requirements of Rule 144. In general, six months after the effective date of the registration statement of which this prospectus forms a part, under Rule 144, as currently in effect, our affiliates or persons selling ordinary shares on behalf of our affiliates are entitled to sell, within any three-month period, a number of ordinary shares that does not exceed the greater of (1) 1% of the number of ordinary shares then outstanding and (2) the average weekly trading volume of ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 by our affiliates or persons selling ordinary shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Citigroup Global Markets Inc. and Morgan Stanley & Co. LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ordinary shares indicated below:

Name	Number of Ordinary Shares
Citigroup Global Markets Inc.
Morgan Stanley & Co. LLC

Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering our ordinary shares subject to their acceptance of the ordinary shares from us. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of our ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of our ordinary shares offered by this prospectus if any such ordinary shares are taken. However, the underwriters are not required to take or pay for our ordinary shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of our ordinary shares directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of our ordinary shares, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to             additional ordinary shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of our ordinary shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of ordinary shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                 ordinary shares.

	Per Share	Total
		No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $            . We have agreed to reimburse the underwriters for expense relating to clearance of this offering with FINRA up to $            .

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of our ordinary shares offered by them.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

We intend to apply to list our ordinary shares on the             (“            ”) under the symbol “GTES.”

We, all of our directors and executive officers and the holders of substantially all of our outstanding stock and securities exercisable for or convertible into our stock outstanding immediately prior to this offering have agreed, subject to certain customary exceptions, that, without the prior written consent of                 , we and they will not, during the period ending 180 days after the date of this prospectus (the “restricted period”):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any of our ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares;

•	file any registration statement with the SEC relating to the offering of any of our ordinary shares or any securities convertible into or exercisable or exchangeable for our ordinary shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our ordinary shares, whether any such transaction described above is to be settled by delivery of our ordinary shares or such other securities, in cash or otherwise.

In addition, our directors and officers and substantially all of our shareholders have agreed that, without the prior written consent of                 , they will not, during the restricted period, make any demand for or exercise any right with respect to, the registration of any of our ordinary shares or any security convertible into or exercisable or exchangeable for our ordinary shares.

                , in its sole discretion, may release our ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of our ordinary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our ordinary shares. Specifically, the underwriters may sell more ordinary shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ordinary shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ordinary shares in the open market. In determining the source of our ordinary shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of our ordinary shares compared to the price available under the over-allotment option. The underwriters may also sell our ordinary shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing our ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, our ordinary shares in the open market to stabilize the price of our ordinary shares. These activities may raise or maintain the market price of our ordinary shares above independent market levels or prevent or retard a decline in the market price of our ordinary shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of our ordinary shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price was determined by negotiations among us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Other Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments. In addition, certain of the underwriters or their respective affiliates are lenders or agents or managers for the lenders under our senior secured credit facilities.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a ‘‘Relevant Member State’’), an offer to the public of any of our ordinary shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any of our ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of our ordinary shares shall result in a requirement for the publication by us, the selling shareholders or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an ‘‘offer to the public’’ in relation to any of our ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our ordinary shares to be offered so as to enable an investor to decide to purchase any of our ordinary shares, as the same may be varied in that Member State by any measure

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

implementing the Prospectus Directive in that Member State, the expression ‘‘Prospectus Directive’’ means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of our ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our ordinary shares in, from or otherwise involving the United Kingdom.

Canada

Our ordinary shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of our ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

Our ordinary shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to our ordinary shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our ordinary shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ordinary shares may not be circulated or distributed, nor may our ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where our ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired our ordinary shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

Our ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. Our ordinary shares may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

LEGAL MATTERS

We are being represented by Simpson Thacher & Bartlett LLP with respect to certain legal matters of United States federal securities, New York State and English law. Certain legal matters of United States federal securities, New York State and English law in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP. An investment vehicle comprised of selected partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of funds affiliated with The Blackstone Group L.P.

EXPERTS

The financial statement included in this prospectus of Gates Industrial Corporation plc has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statement is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements included in this prospectus of Omaha Topco Ltd. as of December 31, 2016 and January 2, 2016 and for the years ended December 31, 2016 and January 2, 2016, the period from July 3, 2014 through January 3, 2015 (Successor) and the period from January 1, 2014 through July 2, 2014 (Predecessor) have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated under the laws of England and Wales. We have been advised that there is some doubt as to the enforceability in the United Kingdom, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities based solely on the federal securities laws of the United States. In addition, awards for punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in the United Kingdom will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to our ordinary shares offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our ordinary shares, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and in each instance we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports and other information with the SEC. You will be able to inspect and copy these reports and other information at the public reference facilities maintained by the SEC at the address noted above. You also will be able to obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. We intend to make available to our shareholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

INDEX TO FINANCIAL STATEMENTS

Audited Balance Sheet of Gates Industrial Corporation plc:
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheet as of September 25, 2017	F-3
Notes to the Financial Statements	F-4

Audited Consolidated Financial Statements of Omaha Topco Ltd. and its subsidiaries:
Report of Independent Registered Public Accounting Firm	F-6

Consolidated Statements of Operations for the fiscal years ended December 31, 2016 and January 2, 2016 (Successor), the period from July 3, 2014 through January 3, 2015 (Successor) and the period from January 1, 2014 through July 2, 2014 (Predecessor)

F-7

Consolidated Statements of Comprehensive Income for the fiscal years ended December 31, 2016 and January 2, 2016 (Successor), the period from July 3, 2014 through January 3, 2015 (Successor) and the period from January 1, 2014 through July 2, 2014 (Predecessor)

F-8
Consolidated Balance Sheets as of December 31, 2016 and January 2, 2016	F-9

Consolidated Statements of Cash Flows for the fiscal years ended December 31, 2016 and January 2, 2016 (Successor), the period from July 3, 2014 through January 3, 2015 (Successor) and the period from January 1, 2014 through July 2, 2014 (Predecessor)

F-10

Consolidated Statements of Shareholders’ Equity for the fiscal years ended December 31, 2016 and January 2, 2016 (Successor), the period from July 3, 2014 through January 3, 2015 (Successor) and the period from January 1, 2014 through July 2, 2014 (Predecessor)

F-11
Notes to the Consolidated Financial Statements	F-13

Unaudited Condensed Consolidated Financial Statements of Omaha Topco Ltd. and its subsidiaries:
Condensed Consolidated Statements of Operations for the nine months ended September 30, 2017 and October 1, 2016	F-68
Condensed Consolidated Statements of Comprehensive Income for the nine months ended September 30, 2017 and October 1, 2016	F-69
Condensed Consolidated Balance Sheets as of September 30, 2017 and December 31, 2016	F-70
Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2017 and October 1, 2016	F-71
Condensed Consolidated Statements of Shareholders’ Equity for the nine months ended September 30, 2017 and October 1, 2016	F-72
Notes to the Condensed Consolidated Financial Statements	F-73

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Gates Industrial Corporation plc

London, United Kingdom

We have audited the accompanying balance sheet of Gates Industrial Corporation plc (the “Company”) as of September 25, 2017. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Gates Industrial Corporation plc as of September 25, 2017, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Denver, Colorado

October 6, 2017

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Gates Industrial Corporation plc

Balance Sheet

As of September 25, 2017

(date of incorporation)

Current assets
Cash	$0.01

Total assets	0.01

Liabilities and equity
Total liabilities	–

Shareholder’s equity
Share capital	0.01

Total shareholder’s equity	0.01

Total Liabilities and equity	$0.01

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Gates Industrial Corporation plc

Notes to the Financial Statements

1.	Principal accounting policies

Incorporation

Gates Industrial Corporation plc (the “Company”) was incorporated on September 25, 2017 in the United Kingdom under the Companies Act. The registered office is 35 Great St Helen’s, London, EC3A 6AP, United Kingdom. The Company’s immediate and ultimate parent entity is Intertrust Trustees (UK) Limited, a company which also operates in and under the laws of England and Wales.

The Company has not commenced operations, nor has the Company entered into any contracts. The principal activity of the Company is intended to be that of a holding company. The Company intends to file a Registration Statement on Form S-1 with the Securities and Exchange Commission and a prospectus with securities regulators with respect to an initial public offering of ordinary shares.

Basis of preparation

This balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The financial statements are prepared in U.S. dollars which are considered to be the functional currency of the Company.

An income statement, cash flow statement and statement of changes in equity have not been presented as the Company has had no activity since incorporation.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, deposits available on demand and other short-term, and highly-liquid investments with a maturity on acquisition of three months or less.

2.	Share capital

Share capital represents the nominal value of the shares issued.

On September 25, 2017 (being the date of incorporation of the Company), the Company issued 1 ordinary share at its par value of $0.01 each to Intertrust Trustees (UK) Limited.

3.	Subsequent events

On September 26, 2017, Blackstone Capital Partners VI GP L.L.C acquired the Company for $0.01 from Intertrust Trustees (UK) Limited.

On September 26, 2017, Blackstone Capital Partners VI GP L.L.C subscribed for a Redeemable Preference Share of £50,000 in exchange for a note due on April 2, 2018.
The rights attaching to this share are summarized as follows:

•	On a return of capital on a liquidation or otherwise, the assets of the Company available for distribution among the members will be applied first in repaying to the holder of the Redeemable Preference Share the amounts paid up together with all accrued but unpaid dividends.

•	The Redeemable Preference Share carries a right to receive, out of the profits of the Company available for distribution and resolved to be distributed, a fixed noncumulative preferential dividend of 2% per annum on the amounts paid up, accruing with effect from July 25, 2018. Such dividend is payable solely at the discretion of the board of directors of the Company.

•	Apart from the above, the Redeemable Preference Share does not carry any other right to participate in profits or assets of the Company nor an entitlement to attend or vote at any general meeting of the Company.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Gates Industrial Corporation plc

Notes to the Financial Statements

•	The Company may redeem the Redeemable Preference Share at any time at the discretion of the board of directors of the Company or, at the request of the holder of the Redeemable Preference Share, following any reduction of capital of the Company becoming effective.

Apart from the above, no other subsequent events or transactions that warrant disclosure have been identified during the period from September 26, 2017 to October 6, 2017.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Omaha Topco Ltd.

Denver, Colorado

We have audited the accompanying consolidated balance sheets of Omaha Topco Ltd. and its subsidiaries (the “Company”), the successor to Pinafore Holdings B.V (“Predecessor”), as of December 31, 2016 and January 2, 2016, and the related consolidated statements of operations, comprehensive income, cash flows, and shareholders’ equity for the years ended December 31, 2016 and January 2, 2016, the period from July 3, 2014 through January 3, 2015 (Successor), and the period from January 1, 2014 through July 2, 2014 (Predecessor). These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Omaha Topco Ltd. and its subsidiaries as of December 31, 2016 and January 2, 2016, and the results of their operations and their cash flows for years ended December 31, 2016 and January 2, 2016, the period from July 3, 2014 through January 3, 2015 (Successor), and the period from January 1, 2014 through July 2, 2014 (Predecessor), in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company was acquired on July 3, 2014. As a result of the transaction, the consolidated financial statements for the period subsequent to the acquisition are presented on a different cost basis than that prior to the acquisition and, therefore, are not comparable. Our opinion is not modified with respect to this matter.

/s/ Deloitte & Touche LLP

Denver, Colorado

November 15, 2017

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Consolidated statements of operations

	SUCCESSOR			PREDECESSOR
	For the year ended		July 3, 2014 through January 3, 2015	January 1, 2014 through July 2, 2014
(dollars in millions, except per share amounts)	December 31, 2016	January 2, 2016
Net sales	$2,747.0	$2,745.1	$1,445.1	$1,597.1
Cost of sales	(1,686.2)	(1,709.0)	(1,028.3)	(986.9)

Gross profit	1,060.8	1,036.1	416.8	610.2
Selling, general and administrative expenses	(744.1)	(784.5)	(415.5)	(400.2)
Transaction-related costs	(0.4)	(0.7)	(97.0)	(97.6)
Impairment of intangibles and other assets	(3.2)	(51.1)	(0.6)	—
Restructuring expenses	(11.4)	(15.6)	(8.2)	(13.8)
Other operating (expense) income	(2.9)	0.2	(0.1)	5.6

Operating income (loss) from continuing operations	298.8	184.4	(104.6)	104.2
Interest expense	(216.3)	(212.6)	(113.6)	(59.5)
Other income	10.4	69.7	47.8	0.7

Income (loss) from continuing operations before taxes	92.9	41.5	(170.4)	45.4
Income tax (expense) benefit	(21.1)	9.2	83.2	(31.3)
Equity in net income of equity method investees, net of tax expense respectively of $0, $0, $0 and $0.1	0.1	0.2	0.3	0.2

Net income (loss) from continuing operations	71.9	50.9	(86.9)	14.3
Gain (loss) on disposal of discontinued operations, net of tax respectively of $0, $0, $0 and $0	12.4	—	(2.3)	(0.1)
Loss from discontinued operations, net of tax benefit respectively of $0, $0, $0 and $0.7	—	—	—	(47.9)

Net income (loss)	84.3	50.9	(89.2)	(33.7)
Non-controlling interests	(26.6)	(26.0)	(7.7)	(11.5)

Net income (loss) attributable to shareholders	$57.7	$24.9	$(96.9)	$(45.2)

Earnings per share
Basic
Earnings (loss) per share from continuing operations	$0.14	$0.08	$(0.29)	$2.52
Earnings (loss) per share from discontinued operations	0.04	—	(0.01)	(43.25)

Net income (loss) per share	$0.18	$0.08	$(0.30)	$(40.73)

Diluted
Earnings (loss) per share from continuing operations	$0.14	$0.08	$(0.29)	$2.38
Earnings (loss) per share from discontinued operations	0.04	—	(0.01)	(40.89)

Net income (loss) per share	$0.18	$0.08	$(0.30)	$(38.51)

The accompanying notes form an integral part of these consolidated financial statements.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Consolidated statements of comprehensive income

	SUCCESSOR			PREDECESSOR
	For the year ended		July 3, 2014 through January 3, 2015	January 1, 2014 through July 2, 2014
(dollars in millions)	December 31, 2016	January 2, 2016
Net income (loss)	$84.3	$50.9	$(89.2)	$(33.7)

Other comprehensive (loss) income
Foreign currency translation:
—Net translation (loss) gain on foreign operations, net of tax expense respectively of $5.6, $11.1, $7.5 and $1.1	(196.3)	(383.7)	(364.3)	18.2
—Gain (loss) on net investment hedges, net of tax benefit (expense) respectively of $0.3, $0, $0 and ($0.4)	33.7	(27.3)	—	0.1

Total foreign currency translation movements	(162.6)	(411.0)	(364.3)	18.3
Cash flow hedges (Interest rate caps):
—Loss arising in the period, net of tax expense respectively of $0, $0, $0, and $0	(7.0)	(18.4)	(4.5)	—
—Reclassification to net income, net of tax expense respectively of $1.3, $0, $0, and $0	4.1	0.7	—	—

Total cash flow hedges movements	(2.9)	(17.7)	(4.5)	—
Available-for-sale investments:
—Net unrealized (loss) gain, net of tax benefit (expense) respectively of $0.1, ($0.1), ($0.2) and $0.1	(0.4)	0.3	0.5	(0.2)
—Reclassification to net income of gain on investments sold, net of tax expense respectively of $0, $0, $0 and $0	(0.3)	—	—	—

Total available-for-sale investment movements	(0.7)	0.3	0.5	(0.2)
Post-retirement benefits:
—Actuarial (loss) gain, net of tax benefit (expense) respectively of $2.3, $0.3, ($3.1) and ($0.1)	(6.4)	(2.9)	1.8	(1.6)
—Reclassification of actuarial gain to net income, net of tax benefit respectively of $0.2, $0.4, $0 and $0	(0.3)	(0.6)	—	(0.3)

Total post-retirement benefit movements	(6.7)	(3.5)	1.8	(1.9)

Other comprehensive (loss) income	(172.9)	(431.9)	(366.5)	16.2

Comprehensive loss for the period	$(88.6)	$(381.0)	$(455.7)	$(17.5)

Comprehensive (loss) income attributable to shareholders:
—Arising from continuing operations	(110.7)	(387.2)	(442.4)	14.7
—Arising from discontinued operations	12.4	—	(2.3)	(47.6)

	(98.3)	(387.2)	(444.7)	(32.9)
Comprehensive income (loss) attributable to non-controlling interests	9.7	6.2	(11.0)	15.4

	$(88.6)	$(381.0)	$(455.7)	$(17.5)

The accompanying notes form an integral part of these consolidated financial statements.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Consolidated balance sheets

(dollars in millions, except per share amounts)	As of December 31, 2016	As of January 2, 2016
Assets
Current assets
Cash and cash equivalents	$527.2	$335.7
Restricted cash	1.6	4.5
Investments	2.6	3.5
Trade accounts receivable, net of allowances of $3.4 and $0.4	650.5	619.5
Inventories	366.9	415.7
Taxes receivable	8.9	6.4
Prepaid expenses and other assets	67.0	61.9

Total current assets	1,624.7	1,447.2

Non-current assets
Investment in equity method investees	3.9	4.1
Property, plant and equipment, net	599.6	660.6
Goodwill	1,912.3	2,006.2
Pension surplus	42.1	51.6
Intangible assets, net	2,144.1	2,334.3
Taxes receivable	32.1	37.7
Deferred income taxes	2.4	3.1
Other non-current assets	22.1	20.8

Total assets	$6,383.3	$6,565.6

Liabilities and equity
Current liabilities
Bank overdrafts	$0.3	$0.3
Debt, current portion	46.6	88.0
Capital lease obligations, current portion	0.1	0.1
Trade accounts payable	313.1	274.0
Accrued expenses	109.5	95.1
Other current liabilities	89.6	86.9
Taxes payable	20.3	20.8

Total current liabilities	579.5	565.2

Non-current liabilities
Debt, less current portion	3,790.0	3,819.3
Capital lease obligations, less current portion	1.3	1.5
Post-retirement benefit obligations	171.6	171.9
Taxes payable	95.0	61.1
Deferred income taxes	652.3	714.7
Other non-current liabilities	25.2	39.3

Total liabilities	5,314.9	5,373.0

Commitments and contingent liabilities (see notes 23 and 24)
Shareholders’ equity
—Shares, par value of $0.0001 each - authorized shares: 1,000,000,000; outstanding shares: 321,953,487 (January 2, 2016: authorized shares: 1,000,000,000; outstanding shares: 322,140,387)	—	—
—Additional paid in capital	1,625.0	1,619.7
—Treasury stock, at cost, 696,900 and 290,000 shares	(3.5)	(1.5)
—Accumulated other comprehensive loss	(915.9)	(759.9)
—Retained deficit	(14.3)	(72.0)

Total shareholders’ equity	691.3	786.3
Non-controlling interests	377.1	406.3

Total equity	1,068.4	1,192.6

Total liabilities and equity	$6,383.3	$6,565.6

The accompanying notes form an integral part of these consolidated financial statements.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Consolidated statements of cash flows

	SUCCESSOR			PREDECESSOR
	For the year ended		July 3, 2014 through January 3, 2015	January 1, 2014 through July 2, 2014
(dollars in millions)	December 31, 2016	January 2, 2016
Cash flows from operating activities
Net income (loss)	$84.3	$50.9	$(89.2)	$(33.7)
Adjustments to reconcile net income (loss) to net cash provided by operations:
Depreciation and amortization	240.8	269.9	137.1	111.4
Impairments of intangibles and other assets	3.2	51.3	0.6	40.4
(Gain) loss on disposal of businesses	(10.1)	(0.4)	0.1	0.1
Loss (gain) on sale of property, plant and equipment	1.0	1.5	1.1	(5.3)
Non-cash currency transaction (gain) loss on net debt and hedging instruments	3.1	(67.9)	(63.1)	0.4
Other net non-cash financing costs	13.7	16.0	24.9	15.2
Gain on disposal of available-for-sale securities	(0.3)	—	—	—
Share-based compensation expense	4.2	4.3	0.9	10.9
Decrease in post-employment benefit obligations (net)	(5.8)	(11.6)	(10.9)	(18.9)
Deferred income taxes	(54.3)	(67.4)	(72.3)	(44.8)
Other operating activities	0.1	—	(0.2)	4.1
Changes in operating assets and liabilities, net of effects of acquisitions:
—(Increase) decrease in accounts receivable	(44.8)	4.3	73.9	(112.1)
—Decrease (increase) in inventories	39.5	9.5	139.6	(12.6)
—Increase (decrease) in accounts payable	50.2	46.5	(38.8)	24.3
—(Increase) decrease in prepaid expenses and other assets	(7.2)	1.6	7.3	(6.2)
—Increase (decrease) in taxes payable	35.0	(21.5)	(60.2)	33.6
—Increase (decrease) in other liabilities	19.0	(11.1)	(44.5)	68.4

Net cash provided by operations	371.6	275.9	6.3	75.2

Cash flows from investing activities
Purchases of property, plant and equipment	(59.0)	(78.5)	(52.9)	(43.8)
Purchases of intangible assets	(9.1)	(7.3)	(3.4)	(3.1)
Decrease (increase) in restricted cash	2.7	25.6	(23.0)	0.9
Proceeds from the sale of property, plant and equipment	5.2	2.7	21.6	12.6
Adjustments to proceeds from the sale of disposed businesses	(0.6)	(2.9)	—	—
Purchase of subsidiaries, net of cash acquired	—	—	(3,702.3)	(8.3)
Sale (purchase) of interests in investments	0.7	(0.1)	—	—

Net cash used in investing activities	(60.1)	(60.5)	(3,760.0)	(41.7)

Cash flows from financing activities
Issue of share capital	1.1	12.2	1,599.0	—
Buy-back of share capital	(2.0)	(1.5)	—	(12.9)
Cash paid on behalf of shareholders	—	—	—	(11.0)
Proceeds from long-term debt	0.1	0.8	4,094.1	5.8
Payments of long-term debt	(67.3)	(52.5)	(1,610.0)	(182.5)
Premium on redemption of debt instruments	—	—	(20.9)	—
Debt issuance costs paid	—	—	(89.4)	—
Payments on foreign currency derivatives	(3.6)	—	—	—
Return of capital to non-controlling interests	—	—	—	(0.7)
Cash settlement of share plans	—	—	—	(1.3)
Dividends paid to non-controlling interests	(38.9)	(28.1)	(0.5)	(29.9)
Investment by non-controlling interests	—	—	2.5	—
Other financing activities	(0.2)	(4.8)	(1.4)	1.4

Net cash (used in) provided by financing activities	(110.8)	(73.9)	3,973.4	(231.1)
Effect of exchange rate changes on cash and cash equivalents	(9.2)	(14.2)	(11.3)	1.3

Net increase (decrease) in cash and cash equivalents	191.5	127.3	208.4	(196.3)
Cash and cash equivalents at beginning of period	335.7	208.4	—	338.1

Cash and cash equivalents at the end of the period	$527.2	$335.7	$208.4	$141.8

Supplemental schedule of cash flows
Interest paid	$(198.8)	$(208.0)	$(72.7)	$(43.3)
Income taxes paid, net	$(41.7)	$(86.4)	$(39.4)	$(43.3)
Non-cash accrued capital expenditure	$3.9	$—	$—	$—
Non-cash equity transactions with shareholders	$—	$—	$1.0	$(58.4)
Non-controlling interests recorded at fair value	$—	$—	$437.2	$—

The accompanying notes form an integral part of these consolidated financial statements.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Consolidated statements of shareholders’ equity

(dollars in millions)	Additional paid-in- capital	Treasury stock	Accumulated other comprehensive loss	Retained (deficit) earnings	Total shareholders’ equity	Non- controlling interests	Total equity
As of January 2, 2016	$1,619.7	$(1.5)	$(759.9)	$(72.0)	$786.3	$406.3	$1,192.6

Fiscal 2016
Net income	—	—	—	57.7	57.7	26.6	84.3
Other comprehensive loss	—	—	(156.0)	—	(156.0)	(16.9)	(172.9)

Total comprehensive (loss) income	—	—	(156.0)	57.7	(98.3)	9.7	(88.6)

Other changes in equity:
—Issue of shares to management	1.1	—	—	—	1.1	—	1.1
—Buy-back of shares from management	—	(2.0)	—	—	(2.0)	—	(2.0)
—Share-based compensation (net of tax benefit of $0)	4.2	—	—	—	4.2	—	4.2
—Dividends paid to non-controlling interests	—	—	—	—	—	(38.9)	(38.9)

As of December 31, 2016	$1,625.0	$(3.5)	$(915.9)	$(14.3)	$691.3	$377.1	$1,068.4

(dollars in millions)	Additional paid-in- capital	Treasury stock	Accumulated other comprehensive loss	Retained (deficit) earnings	Total shareholders’ equity	Non- controlling interests	Total equity
As of January 3, 2015	$1,600.9	$—	$(347.8)	$(96.9)	$1,156.2	$428.2	$1,584.4

Fiscal 2015
Net income	—	—	—	24.9	24.9	26.0	50.9
Other comprehensive loss	—	—	(412.1)	—	(412.1)	(19.8)	(431.9)

Total comprehensive (loss) income	—	—	(412.1)	24.9	(387.2)	6.2	(381.0)

Other changes in equity:
—Issue of shares to management	12.2	—	—	—	12.2	—	12.2
—Buy-back of shares from management	—	(1.5)	—	—	(1.5)	—	(1.5)
—Share-based compensation (net of tax benefit of $2.3)	6.6	—	—	—	6.6	—	6.6
—Dividends paid to non-controlling interests	—	—	—	—	—	(28.1)	(28.1)

As of January 2, 2016	$1,619.7	$(1.5)	$(759.9)	$(72.0)	$786.3	$406.3	$1,192.6

The accompanying notes form an integral part of these consolidated financial statements.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Consolidated statements of shareholders’ equity (continued)

SUCCESSOR

(dollars in millions)	Additional paid-in- capital	Accumulated other comprehensive loss	Retained deficit	Total Shareholders’ equity	Non- controlling interests	Total equity
As of July 3, 2014	$—	$—	$—	$—	$—	$—

Period ended January 3, 2015
Net (loss) income	—	—	(96.9)	(96.9)	7.7	(89.2)
Other comprehensive loss	—	(347.8)	—	(347.8)	(18.7)	(366.5)

Total comprehensive loss	—	(347.8)	(96.9)	(444.7)	(11.0)	(455.7)

Other changes in equity:
—Issue of shares	1,600.0	—	—	1,600.0	—	1,600.0
—Share-based compensation (net of tax benefit of $0)	0.9	—	—	0.9	—	0.9
—Fair valuation adjustment to non-controlling interests	—	—	—	—	437.2	437.2
—Investment by a minority shareholder in a subsidiary	—	—	—	—	2.5	2.5
—Dividends paid to non-controlling interests	—	—	—	—	(0.5)	(0.5)

As of January 3, 2015	$1,600.9	$(347.8)	$(96.9)	$1,156.2	$428.2	$1,584.4

PREDECESSOR

(dollars in millions)	Share capital	Additional paid-in- capital	Treasury stock	Accumulated other comprehensive loss	Retained earnings (deficit)	Total shareholders’ equity	Non- controlling interests	Total equity
As of December 31, 2013	$—	$1,240.6	$(10.4)	$(32.6)	$566.1	$1,763.7	$373.9	$2,137.6

Period ended July 2, 2014
Net (loss) income	—	—	—	—	(45.2)	(45.2)	11.5	(33.7)
Other comprehensive income	—	—	—	12.3	—	12.3	3.9	16.2

Total comprehensive income (loss)	—	—	—	12.3	(45.2)	(32.9)	15.4	(17.5)

Other changes in equity:
—Issue of treasury shares to management	—	(2.5)	2.5	—	—	—	—	—
—Cash settlement of share plans	—	(1.3)	—	—	—	(1.3)	—	(1.3)
—Share-based compensation (net of tax benefit of $6.1)	—	16.9	—	—	—	16.9	0.1	17.0
—Conversion of APIC to share capital	62.2	(62.2)	—	—	—	—	—	—
—Return of capital	(62.2)	(9.1)	—	—	—	(71.3)	—	(71.3)
—Cash paid on behalf of shareholders	—	(11.0)	—	—	—	(11.0)	—	(11.0)
—Return of capital to non-controlling interests	—	—	—	—	—	—	(0.7)	(0.7)
—Dividends paid to non-controlling interests	—	—	—	—	—	—	(29.9)	(29.9)

As of July 2, 2014	$—	$1,171.4	$(7.9)	$(20.3)	$520.9	$1,664.1	$358.8	$2,022.9

The accompanying notes form an integral part of these consolidated financial statements.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements

1. Background

Omaha Topco Ltd. (‘the Company’) was incorporated in the Cayman Islands on May 12, 2014. On July 3, 2014, the Company acquired, through an indirect, wholly-owned subsidiary, the entire equity interest in Pinafore Holdings B.V. for $5.4 billion (‘the Acquisition’). Gates Global LLC, another indirect, wholly-owned subsidiary of the Company, was formed by investment funds affiliated with The Blackstone Group L.P. (‘Blackstone’) primarily as a vehicle to finance the acquisition by Blackstone and various investment funds managed by Blackstone. Following the Acquisition, Pinafore Holdings B.V. and its subsidiaries (the ‘Predecessor’) is the predecessor to the group comprised of the Company and its subsidiaries (the ‘Successor’).

In these consolidated financial statements and related notes, all references to the ‘Gates’, ‘Group’, ‘we’, ‘us’, ‘our’ refer, unless the context requires otherwise, in the periods prior to the Acquisition, to Pinafore Holdings B.V. and its subsidiaries and, in the period subsequent to the Acquisition, to the Company and its subsidiaries.

As the Company had and has no interest in any operations other than those of Pinafore Holdings B.V. and its subsidiaries, comparison of the results of the Successor with those of the Predecessor is impacted only by the effects of the accounting for, and the financing of, the Acquisition. The Predecessor and Successor periods have been separated by a vertical line on the face of the consolidated financial statements and related notes to highlight the fact that the financial information for such periods has been prepared under two different historical-cost bases of accounting.

Gates manufactures a wide range of power transmission and fluid power products and components for a large variety of industrial and automotive applications, both in the aftermarket and first-fit channels, throughout the world. Gates is comprised of two operating segments: Power Transmission and Fluid Power.

2. Significant accounting policies

A. Basis of preparation

The consolidated financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America (‘U.S. GAAP’) and are presented in U.S. dollars unless otherwise indicated.

These consolidated financial statements and related notes as of and for the Successor periods ended December 31, 2016, January 2, 2016 and January 3, 2015 have been prepared on a similar basis to the Predecessor’s consolidated financial statements and related notes for the Predecessor period ended July 2, 2014.

The accounting policies used in preparing these consolidated financial statements and related notes are the same as those applied in the prior period, except for the adoption of the following new Accounting Standard Updates (‘ASU’) at the beginning of Fiscal 2016:

•	ASU 2014-12 ‘Accounting for Share-based Payments when the Terms of an Award Provide that a Performance Target Could be Achieved After the Requisite Service Period’ (Topic 718): Stock Compensation

•	ASU 2014-15 ‘Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern’ (Topic 205): Presentation of Financial Statements

•	ASU 2015-01 ‘Income Statement – Extraordinary and Unusual Items’ (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

•	ASU 2015-02 ‘Consolidation’ (Topic 810): Amendments to the Consolidation Analysis

•	ASU 2015-16 ‘Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments’

Adoption of the above new ASUs did not have a significant impact on Gates’ results or financial position during Fiscal 2016.

B. Accounting periods

The Predecessor prepared its annual consolidated financial statements to December 31. Comparative information is presented for the Predecessor portion of 2014 which consists of the period from January 1, 2014 through July 2, 2014 (‘Predecessor 2014’).

The Company prepares its annual consolidated financial statements to the Saturday nearest December 31. Accordingly, the Successor consolidated financial statements are presented for the period from July 3, 2014 to January 3, 2015 (‘Successor 2014’) and for the years ended January 2, 2016 (‘Fiscal 2015’) and December 31, 2016 (‘Fiscal 2016’).

C. Basis of consolidation

The consolidated financial statements include the results, cash flows and assets and liabilities of Gates and its majority-owned subsidiaries, and Gates’ share of the results of its equity method investees.

Gates consolidates entities in which it has a controlling interest or when it is considered the primary beneficiary of a variable interest entity.

The results of a subsidiary acquired during the period are included in Gates’ results from the effective date of acquisition. The results of a subsidiary sold during the period are included in Gates’ results up to the effective date of disposal.

Intercompany transactions and balances, and any unrealized profits or losses arising from intercompany transactions, are eliminated on consolidation.

Investments in equity method investees

An equity method investee (‘investee’) is an entity over which one or more Gates entities are in a position to exercise significant influence by participating in, but not controlling, the financial and operating policies of the entity. Such entities are accounted for using the equity method whereby the original investment is recorded at cost and (i) adjusted by Gates’ share of undistributed earnings or losses of the investee determined in accordance with U.S. GAAP, (ii) decreased by losses in the value of the investment that are determined to be other than temporary, and (iii) decreased by dividends received.

Investments accounted for using the equity method are considered impaired when a loss in the value of the equity method investment is other than temporary. Evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain the earnings capacity that supports the carrying amount of the investment. If Gates determines that the decline in value of its investment is other than temporary, the carrying amount of the investment is written down to its fair value through net income.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

D. Foreign currency transactions and translation

At an entity level, transactions denominated in currencies other than the entity’s functional currency (foreign currencies) are translated into the entity’s functional currency at the exchange rates prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate prevailing on the reporting date. Exchange differences arising from changes in exchange rates are recognized in net income for the period. The aggregate foreign currency transaction gain included in operating income (loss) from continuing operations during Fiscal 2016 was $3.3 million, compared with a loss of $4.0 million in Fiscal 2015, a loss of $9.2 million in Successor 2014 and a loss of $0.6 million in Predecessor 2014. We also recognized financing-related foreign currency transaction losses within other income of $1.9 million during Fiscal 2016, compared with a gain of $62.7 million in Fiscal 2015, a gain of $63.9 million in Successor 2014 and a gain of $0.2 million in Predecessor 2014.

On consolidation, the results of operations of entities whose functional currency is other than the U.S. dollar are translated into U.S. dollars at the weighted average exchange rate for the period and their assets and liabilities are translated into U.S. dollars at the exchange rate prevailing on the balance sheet date. Currency translation differences are recognized within other comprehensive income (‘OCI’) as a separate component of accumulated other comprehensive (loss) income. In the event that a foreign operation is sold, or substantially liquidated, the cumulative currency translation differences that are attributable to the operation are reclassified to net income.

In the statement of cash flows, the cash flows of operations whose functional currency is other than the U.S. dollar are translated into U.S. dollars at the weighted average exchange rate for the period.

E. Net sales

Gates derives its net sales primarily from the sale of a wide range of power transmission and fluid power products and components for a large variety of industrial and automotive applications, both in the aftermarket and first-fit channels, throughout the world.

Revenue from the sale of goods is measured at the invoiced amount net of estimated returns, early settlement discounts, rebates and sales tax and is recognized only when: (i) there is persuasive evidence of a sales agreement, typically in the form of a written sale or purchase agreement approved by both parties, (ii) the delivery of goods has occurred—this generally occurs upon passage of title which, depending on the arrangement with the customer, is typically upon release of the goods from the physical control of the Company or upon receipt of the goods by the customer and, where there are contractual acceptance provisions, when the customer has accepted the goods (or the right to reject them has lapsed); (iii) the sales price is fixed or determinable; and (iv) the collectability of revenue is reasonably assured.

Where a customer has the right to return goods, future returns are estimated based on historical returns profiles. Settlement discounts that may apply to unpaid invoices are estimated based on the settlement histories of the relevant customers. Rebates that may apply to issued invoices are estimated based on expected total qualifying sales to the relevant customers.

F. Selling, general and administrative expenses

Shipping and handling costs

Shipping and handling costs billed to customers in relation to goods sold are included in net sales and the related costs are included in selling, general and administrative expenses. During Fiscal 2016, Gates’ continuing operations recognized shipping and handling costs of $132.8 million, compared with $133.9 million in Fiscal 2015, $74.1 million in Successor 2014 and $76.0 million in Predecessor 2014.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

Research and development expenditure

Research and development expenditure is charged to net income in the period in which it is incurred. Gates’ research and development expense for its continuing operations was $68.5 million in Fiscal 2016, compared with $67.4 million in Fiscal 2015, $27.5 million in Successor 2014 and $26.3 million in Predecessor 2014. These costs primarily related to product development and also to technology to reduce unit and operating costs.

G. Restructuring expenses

Restructuring expenses are incurred in major projects undertaken to rationalize and improve the cost competitiveness of Gates. Restructuring costs incurred during the periods presented are analyzed in note 16.

Liabilities in respect of termination benefits provided to employees who are involuntarily terminated under the terms of a one-time benefit arrangement are recognized over the future service period when those employees are required to render services to the entity beyond the minimum retention period. If employees are not required to render service until they are terminated or if they will not be retained to render service beyond 60 days or a longer legal notification period, the liability is recognized on the communication date.

Termination benefits that are covered by a contract or an ongoing benefit arrangement are recognized when it is probable that employees will be entitled to benefits and the amount can be reasonably estimated. Benefits that are offered for a short period of time in exchange for voluntary termination are recognized when the employees accept the offer.

Provisions for restructuring costs other than termination benefits are recognized only when the entity has a present obligation.

H. Business combinations

A business combination is a transaction or other event in which control is obtained of one or more businesses. Business combinations are accounted for using the acquisition method.

Goodwill arising in a business combination is measured as the excess of the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquired business and, in a business combination achieved in stages, the fair value at the acquisition date of the previously held equity interest in the acquired business, over the net identifiable assets and liabilities of the acquired business at the acquisition date. If the net identifiable assets and liabilities of the acquired business exceed the aggregate of the consideration transferred, the amount of any non-controlling interest in the acquired business and the fair value at the acquisition date of any previously held equity interest, that excess is recognized as a gain in net income.

Consideration transferred in a business combination is measured at the aggregate of the fair values of the assets given, liabilities incurred or assumed and equity instruments issued in exchange for control over the acquired business. Acquisition-related costs are recognized in net income.

Any non-controlling interests in the acquired business are measured at their fair value at the acquisition date.

Identifiable assets and liabilities of the acquired business are measured at their fair value at the acquisition date, except for certain items, including the following, which are measured in accordance with the relevant accounting policy:

•	pensions and other post-employment benefit arrangements;

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

•	equity instruments related to the replacement of share-based compensation awarded to employees of the acquired business;

•	deferred tax assets and liabilities of the acquired business; and

•	assets classified as held for sale.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, Gates reports provisional amounts for the items for which the accounting is incomplete. If, within a maximum of one year after the acquisition date, new information is obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that date, adjustments are made prospectively to the amounts recognized, or new assets and liabilities recognized. Otherwise, any adjustments to the provisional amounts are recognized in net income.

I. Goodwill

Goodwill arising in a business combination is allocated to the reporting unit that is expected to benefit from the synergies of the acquisition.

Where a number of reporting units are acquired in a business combination, the goodwill attributable to each of them is determined by allocating the purchase consideration in proportion to their respective business enterprise values and comparing the allocated purchase consideration with the fair value of the identifiable assets and liabilities of the reporting unit. Goodwill is not amortized but is tested at least annually for impairment or more frequently whenever events or changes in circumstances indicate that the carrying value may not be recoverable and is carried at cost less any recognized impairment.

To identify a potential impairment of goodwill, the fair value of the reporting unit to which the goodwill is allocated is compared with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, the goodwill of the reporting unit is not considered impaired.

If the carrying amount of the reporting unit, including the goodwill, exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of the impairment loss, if any. The second step of the impairment test compares the implied fair value of the reporting unit with the carrying amount of goodwill. The implied fair value of goodwill represents the excess of the fair value of the reporting unit over the fair value of its identifiable assets and liabilities at the date of the impairment test. An impairment loss is recognized if and to the extent that the carrying amount of the goodwill exceeds its implied fair value.

In testing goodwill for impairment, Gates calculates fair values using a weighted blend of income and market approaches. The income approach is based on discounted future cash flows at the reporting unit level based on estimated future revenues and operating costs, which take into consideration factors such as existing backlog, expected future orders, supplier contracts and general market conditions.

The process of evaluating the potential impairment of goodwill is subjective and requires estimates and assumptions at various points during the analysis. Gates’ estimated future cash flows are based on assumptions that are consistent with its annual planning process and include estimates for revenue and operating margins and future economic and market conditions. Actual future results may differ from those estimates.

We base our fair value estimates on assumptions we believe to be reasonable at the time, but that are unpredictable and inherently uncertain. In addition, we make certain judgments and assumptions in allocating shared assets and liabilities to determine the carrying values for each of Gates’ reporting units tested. Changes in

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

assumptions or circumstances could result in an additional impairment in the period in which the change occurs and in future years. Factors that would impact the fair value estimates and could cause us to recognize such impairment include, but are not limited to:

•	decreases in revenues;

•	increases in Gates’ borrowing rates or weighted average cost of capital;

•	increases in Gates’ blended tax rate; or

•	significant changes in its working capital requirements.

J. Other intangible assets

Other intangible assets are stated at cost less accumulated amortization and any recognized impairment.

(i) Assets acquired in business combinations

An intangible resource acquired in a business combination is recognized as an intangible asset if it is separable from the acquired business or arises from contractual or other legal rights.

An acquired intangible asset with a finite useful life is amortized on a straight-line basis so as to charge its cost, which represents its fair value at the date of acquisition, to net income over the Company’s expectation of its useful life, as follows:

Customer relationships	16 to 17 years
Technology	2 to 7 years

Acquired brands and trade names are considered to have an indefinite useful life and are not amortized but are tested at least annually for impairment and are carried at cost less any recognized impairment.

(ii) Computer software

Computer software that is not integral to an item of property, plant and equipment is recognized separately as an intangible asset. Computer software is amortized on a straight-line basis over its estimated useful life, which ranges from 2 to 6 years.

K. Property, plant and equipment

Property, plant and equipment is recorded at cost less accumulated depreciation and any recognized impairment losses. Major improvements are capitalized. Expenditures for repairs and maintenance that do not significantly extend the useful life of the asset are expensed as incurred.

Land and assets under construction are not depreciated. Depreciation of property, plant and equipment, other than land and assets under construction, is generally expensed on a straight-line basis over their estimated useful lives. The Company’s estimated useful lives of items of property, plant and equipment are in the following ranges:

Buildings and long leasehold improvements	30 to 50 years
Short leasehold improvements	Shorter of lease term or useful life
Plant, equipment and vehicles	2 to 25 years

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

L. Impairment of long-lived assets and intangible assets

Long-lived assets and intangible assets to be held and used, except intangible assets with indefinite useful lives, are reviewed for impairment when events or circumstances indicate that the carrying amount of the asset or asset group may not be recoverable.

Intangible assets with indefinite useful lives are tested at least annually for impairment or more frequently whenever events or changes in circumstances indicate that the carrying value may not be recoverable. A long-lived asset, or definite lived intangible asset or asset group is considered to be impaired when the undiscounted expected future cash flows from the asset or asset group are less than its carrying amount. In that event, an impairment loss is recognized to the extent that the carrying amount of the asset or asset group exceeds its fair value. Fair value is estimated as the present value of the expected future cash flows from the asset or asset group discounted at a rate commensurate with the risk involved. An impairment loss for an asset group is allocated to the long-lived and intangible assets of the group on a pro rata basis using the relative carrying amounts of those assets, with the limitation that the carrying amount of an individual asset is not reduced below its fair value.

M. Inventory

Inventories are stated at the lower of cost or net realizable value. A valuation adjustment is made to inventory for any excess, obsolete or slow moving items based on management’s review of on-hand inventories compared with historical and estimated future sales and usage profiles. Any consequent write down of inventory results in a new cost basis for inventory.

Cost represents the expenditure incurred in bringing inventories to their existing location and condition, which may include the cost of raw materials, direct labor costs, other direct costs and related production overheads. Cost is generally determined on a first in, first out (‘FIFO’) basis, but the cost of certain inventories is determined on a last in, first out (‘LIFO’) basis. As of December 31, 2016, inventories whose cost was determined on a LIFO basis represented 35.5% of the total carrying amount of inventories compared with 38.1% as of January 2, 2016.

N. Financial instruments

(i) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits available on demand and other short-term, highly liquid investments with maturities on acquisition of 90 days or less. Our portfolio of cash and cash equivalents is managed such that there is no significant concentration of credit risk in any one bank or other financial institution. Management monitors closely the credit quality of the institutions with which it holds deposits.

(ii) Restricted cash

Restricted cash includes cash given as collateral under letters of credit for insurance and regulatory purposes.

(iii) Trade accounts receivable

Trade accounts receivable represent the amount of sales of goods to customers, net of discounts and rebates, for which payment has not been received, less an allowance for doubtful accounts that is estimated based on factors such as the credit rating of the customer, historical trends, the current economic environment and other information.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

(iv) Debt

Debt is initially measured at fair value, net of directly attributable transaction costs, if any, and is subsequently measured at amortized cost using the effective interest rate method.

(v) Accounts payable

Accounts payable represents the amount of invoices received from suppliers for purchases of goods and services and the amount of goods received but not invoiced, for which payment has not been made.

(vi) Derivative financial instruments

Gates uses derivative financial instruments, principally forward foreign currency contracts, to reduce its exposure to exchange rate movements, primarily on purchases of inventory. Gates uses derivative financial instruments, primarily interest rate caps, to reduce its exposure to interest rate movements, primarily on the Term Loan debt. Gates does not hold or issue derivatives for speculative or trading purposes.

Gates recognizes all derivative financial instruments as either assets or liabilities at fair value on the balance sheet date. The accounting for the change in the fair value is recognized in net income unless designated in an effective cash flow or net investment hedging relationship.

Please refer to note 14 within these financial statements and notes for a discussion of our policies for derivative financial instruments.

(vii) Investments

Traded investments are classified as available-for-sale and are measured at fair value. Changes in their fair values are recognized in OCI and deferred in accumulated other comprehensive income except to the extent that they represent an other than temporary impairment in which case the impairment is recognized in net income. In the event that such an investment is sold, the realized gain or loss is transferred from accumulated other comprehensive income to net income.

(viii) Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets and liabilities that are held at fair value, or for which fair values are presented in these consolidated financial statements, have been categorized into one of three levels to reflect the degree to which observable inputs are used in determining the fair values. Where a change in the determination of the fair value of a financial asset or liability results in a transfer between the levels of the fair value hierarchy, Gates recognizes that transfer at the end of the reporting period.

O. Post-retirement benefits

Post-retirement benefits comprise pension benefits provided to employees and other benefits, mainly healthcare, provided to certain employees in North America.

Gates accounts for its post-retirement benefit plans in accordance with Accounting Standards Codification (‘ASC’) Topic 715 ‘Compensation – Retirement Benefits’, which is based on the principle that the cost of providing these benefits is recognized in net income over the service periods of the participating employees.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

For defined contribution plans, the cost of providing the benefits represents Gates’ contributions to the plans and is recognized in net income in the period in which the contributions fall due.

For defined benefit plans, the net obligation or surplus arising from providing the benefits is recognized as a liability or an asset determined by actuarial valuations of each of the plans that are carried out annually by independent qualified actuaries on Gates’ balance sheet date. Benefit obligations are measured using the projected unit credit method. Plan assets (if any) are measured at fair value. The net total for all plans in surplus is classified as a non-current asset. The net total for all plans in deficit is classified as a non-current liability except to the extent of any excess of the benefits expected to be payable within one year over the fair value of the plan assets which is classified as a current liability.

Gates recognizes in net income the net periodic benefit cost, which comprises the service cost, the interest cost, the expected return on plan assets (if any), and the amortization of cumulative actuarial gains and losses and prior service costs.

The service cost represents the present value of benefits attributed to services rendered by employees during the period.

The interest cost represents the increase in the projected benefit obligation (which is the present value of accrued benefits including assumed future salary increases) due to the passage of time. The discount rate used reflects the rates available on high-quality fixed-income debt instruments at the date of the plan valuation.

Prior service costs or credits resulting from plan amendments are reclassified from accumulated other comprehensive income to net income on a straight-line basis over the remaining service lives of participating employees.

Actuarial gains and losses represent differences between the expected and actual returns on the plan assets, gains and losses on the plan liabilities and the effect of changes in actuarial assumptions. Gates uses the ‘corridor approach’ whereby, to the extent that cumulative actuarial gains and losses exceed 10% of the greater of the market related value of the plan assets and the projected benefit obligation at the beginning of the fiscal year, they are reclassified from accumulated other comprehensive income to net income over the average remaining service periods of participating employees.

Gains and losses on settlements and curtailments are recognized in net income in the period in which the curtailment or settlement occurs.

P. Share-based compensation

Share-based compensation has historically been provided to certain of our employees under share option, bonus and other share award plans. All share-award plans are equity settled.

The awards granted during Successor 2014, Fiscal 2015 and Fiscal 2016 were made under plans operated by the Company, and represent rights over its ordinary shares. The awards granted during the Predecessor period were made under plans operated by Pinafore Holdings B.V. and represented rights over its ordinary ‘B’ shares. Gates recognizes a compensation expense in respect of these plans that is based on the fair value of the awards, measured using either the Black-Scholes option-pricing formula or a Monte-Carlo valuation model.

For equity-settled awards, fair value is determined at the date of grant and reflects market performance conditions and all non-vesting conditions. Fair value is not subsequently remeasured unless the conditions on which the award was granted are modified.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

Generally, the compensation expense for each separately vesting portion of the award is recognized on a straight-line basis over the vesting period for that portion of the award. A compensation expense is recognized for awards containing performance conditions only to the extent that it is probable that those performance conditions will be met.

Adjustments are made to reflect expected and actual forfeitures during the vesting period due to failure to satisfy service conditions or performance conditions.

An amount corresponding to the compensation expense is recognized in equity as additional paid in capital.

A description of the plans in operation during the periods and the costs recognized by Gates in respect of those plans is presented in note 19 within these financial statements and notes.

Q. Income taxes

Current tax is the amount of tax payable or receivable in respect of the taxable net income for the period. Taxable income differs from financial reporting income because it excludes items of income or expense recognized for financial reporting purposes that are either not taxable or deductible for tax purposes or are taxable or deductible in other periods. Current tax is calculated using tax rates that have been enacted at the balance sheet date.

Current tax assets and current tax liabilities are offset and presented as a single amount only where a right of offset exists and management intends to exercise that right.

Management assesses uncertain tax positions based upon an evaluation of the facts, circumstances and information available at the balance sheet date. Provision is made for uncertain tax positions to the extent that the amounts previously taken or expected to be taken in tax returns exceeds the tax benefits that are recognized in the consolidated financial statements in respect of the tax positions. A tax benefit is recognized in the consolidated financial statements only if management considers that it is more likely than not that the tax position will be sustained on examination by the relevant tax authority solely on the technical merits of the position and is measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement assuming that the tax authority has full knowledge of all relevant information. Provisions for uncertain tax positions are reviewed regularly and are adjusted to reflect events such as the expiration of limitation periods for assessing tax, guidance given by the tax authorities and court decisions.

Interest and penalties relating to unrecognized tax benefits are accrued in accordance with the applicable tax legislation on any excess of the tax benefit claimed or expected to be claimed in a tax return and the tax benefit recognized in the consolidated financial statements. Interest and penalties are recognized as a component of income tax benefit (expense) in the consolidated statement of operations and accrued interest and penalties are included under the related taxes payable line in the consolidated balance sheet.

Deferred tax assets and liabilities are recognized based on the expected future tax consequences of the difference between the financial statement carrying amount and the respective tax basis. Deferred taxes are measured on the enacted rates expected to apply to taxable income at the time the difference is anticipated to reverse. Deferred tax assets are reduced through the establishment of a valuation allowance if it is more likely than not that the deferred tax asset will not be realized taking into account the timing and amount of the reversal of taxable temporary differences, expected future taxable income and tax planning strategies.

Deferred tax is provided on taxable temporary differences arising on investments in foreign subsidiaries, except where we intend, and are able, to reinvest such amounts on a permanent basis.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

Deferred tax assets and liabilities are recognized based on the expected future tax consequences of the difference between the financial statement carrying amount and the respective tax basis. Deferred taxes are measured on the enacted rates expected to apply to taxable income at the time the difference is anticipated to reverse. Deferred tax assets are reduced through the establishment of a valuation allowance if it is more likely than not that the deferred tax asset will not be realized taking into account the timing and amount of the reversal of taxable temporary differences, expected future taxable income and tax planning strategies.

R. Assets held for sale and discontinued operations

Assets are classified as held for sale if their carrying amount will be recovered by sale rather than by continuing use in the business, the asset is available for immediate sale in its present condition, management is committed to, and has initiated, a plan to sell the asset which, when initiated, was expected to result in a completed sale within 12 months, and the asset is being marketed for a reasonable amount in relation to its fair value. An extension of the period required to complete the sale does not preclude the asset from being classified as held for sale, provided the delay was for reasons beyond Gates’ control and management remains committed to its plan to sell the asset.

Assets that are classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Fair value is determined using the fair values of similar assets or the expected future cash flows from the asset or asset group concerned discounted at a rate commensurate with the risk involved. Long-lived assets classified as held for sale are no longer subject to depreciation.

Assets that are to be disposed of other than by sale are classified as held and used until the disposal occurs.

Gates periodically reviews its operations for businesses which may no longer be aligned with its enterprise initiatives and long-term objectives. As such, we may commit to a plan to exit or dispose of certain businesses and present them as discontinued operations.

S. Use of estimates

The preparation of consolidated financial statements under U.S. GAAP requires us to make assumptions and estimates concerning the future that affect the carrying amounts of assets and liabilities at the balance sheet date, the disclosure of contingencies that existed at the balance sheet date and the amounts of revenue and expenses recognized during the accounting period. Estimates and assumptions are particularly important in accounting for revenue-related items such as rebates, post-retirement benefits, impairment of long-lived assets, intangible assets and goodwill, income taxes, financial instruments, share-based compensation and product warranties. Estimates and assumptions used are based on factors such as historical experience, the observance of trends in the industries in which Gates operates and information available from our customers and other outside sources. Due to the inherent uncertainty involved in making assumptions and estimates, actual outcomes could differ from those assumptions and estimates.

3. Recent accounting pronouncements not yet adopted

The following recent accounting pronouncements are relevant to Gates’ operations but have not yet been adopted. Unless otherwise indicated, management has not yet completed its evaluation of the impact of the adoption of these pronouncements.

ASU 2014-09 ‘Revenue From Contracts With Customers’ (Topic 606): Revenue Recognition

ASU 2016-08 ‘Revenue from Contracts with Customers’ (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

ASU 2016-10 ‘Revenue from Contracts with Customers’ (Topic 606): Identifying Performance Obligations and Licensing

ASU 2016-12 ‘Revenue from Contracts with Customers’ (Topic 606): Narrow-Scope Improvements and Practical Expedients

In May 2014, the Financial Accounting Standards Board (‘FASB’) issued an ASU providing new guidance on the requirements for revenue recognition. The standard update provides a single principles-based, five-step model to be applied to all contracts with customers. The five steps are: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The ASU also sets out requirements to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. These disclosures include qualitative and quantitative information about an entity’s contracts with customers, significant judgments, and changes in those judgments, made in applying the standard to such contracts, and any assets recognized from the costs to obtain or fulfill a contract with a customer.

In February 2016, the FASB issued ASU 2016-08, which clarifies the principal versus agent treatment related to revenue recognition and in April 2016, the FASB issued ASU 2016-10, which clarifies certain performance obligation and licensing considerations related to revenue recognition. In May 2016, the FASB issued ASU 2016-12, which clarifies various issues identified by the Transition Resource Group.

For public entities, all of the above ASUs are effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period.

To assess the impact of the new guidance and to implement identified changes, Gates has established a cross-functional implementation team, which includes representatives from all of our business segments. We utilized a bottoms-up approach to analyze the impact of the new standard on our contracts with customers by reviewing our current accounting policies and practices to identify potential differences that would result from applying the requirements of the new standard to revenues arising from such contracts. In addition, we are in the process of identifying the appropriate changes to our business processes, systems and controls to support recognition and disclosure under the standard upon adoption.

While we are continuing to assess all potential impacts of the new standard, we currently believe the most significant impact will be in relation to warranty reserves, primarily because of the identification of a separate performance obligation in relation to warranties offered or implied on certain products, resulting in a reduction in the revenue recognized at the time of the sale.

We have completed our initial impact assessment, which is based on a review of sample contracts representative of the range of our existing contracts. During the remainder of 2017, Gates will continue to finalize the initial impact assessment and design and implement changes to processes, systems and internal controls to be in a position to report under the new accounting standard upon adoption in the first quarter of 2018.

The new guidance will be effective for Gates at the beginning of 2018, and will supersede the current revenue recognition guidance, including industry-specific guidance. Entities have the option of using either a full retrospective or modified retrospective approach for the adoption of the standard. We currently anticipate adopting the standard at the beginning of 2018, using the modified retrospective method.

ASU 2016-01 ‘Financial Instruments (Topic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities’

In January 2016, the FASB issued an ASU which listed a number of improvements to GAAP in the area of financial instruments; specifically the fair value measurement of equity investments, impairment assessment of equity investments, and various other disclosure eliminations as well as additional disclosure requirements.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

The ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Adoption of this ASU may impact the presentation in future consolidated financial statements.

ASU 2016-02 ‘Leases (Topic 842)’

In February 2016, the FASB issued an ASU which introduces a lessee model that will bring most leases of property, plant and equipment onto the balance sheet. It requires a lessee to recognize a lease obligation (present value of future lease payments) and also a ‘right of use asset’ for all leases, although certain short-term leases are exempted from the standard. The ASU introduces two models for the subsequent measurement of the lease asset and liability, depending on whether the lease qualifies as a ‘finance lease’ or an ‘operating lease’. This distinction focuses on whether or not effective control of the asset is being transferred from the lessor to the lessee.

The ASU is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The impact on our consolidated financial statements of adopting this standard update, which will affect the recognition, measurement and presentation of leases, is expected to be material given the number and value of leases held, but is still in the process of being evaluated.

ASU 2016-09 ‘Compensation – Stock Compensation’ (Topic 718): Improvements to Employee Share-based Payment Accounting

In March 2016, the FASB issued an ASU that listed a number of changes relating to stock compensation; specifically, the elimination of the tax windfall pool, simplifying forfeiture estimates and the treatment of windfalls on the statement of cash flows, and introducing practical expedients for estimates of award terms.

The ASU is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The adoption of this ASU will simplify future tax measurement and presentation associated with our stock-based compensation plans but will not have any current impact.

ASU 2016-13 ‘Financial Instruments’ (Topic 326): Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued an ASU which broadens the information that an entity must consider when developing its expected credit loss estimate for assets. The financial asset must be measured at the net amount expected to be collected.

The ASU is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The impact on our consolidated financial statements of adopting this standard update, which may affect the recognition, measurement and presentation of financial assets, is still being evaluated.

ASU 2016-15 ‘Statement of Cash Flows’ (Topic 230): Classification of Certain Cash Receipts and Cash Payments and ASU 2016-18 ‘Statement of Cash Flows’ – Restricted Cash

In 2016, the FASB issued two ASUs that clarify the operating, investing and financing cash flow classifications when receiving or paying cash in certain situations including debt prepayments, distributions from equity method investees and proceeds from settlement of corporate-owned life insurance policies; as well as require the explanation of restricted cash movements for the period.

In addition the new requirement states that an entity should include restricted cash in the cash and cash equivalents line when reconciling the beginning-of-period and end-of-period amounts in the statement of cash flows.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

The ASUs are effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. When adopted, the standard updates will likely affect the presentation of our cash flows in our consolidated financial statements and the impact is still being evaluated.

ASU 2016-16 ‘Income Taxes’ (Topic 740): Intra-entity Transfers of Assets other than Inventory

In October 2016, the FASB issued an ASU which requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs.

The ASU is effective for fiscal years beginning after December 15, 2017 including interim periods within those fiscal years. The impact on our consolidated financial statements of adopting this standard update, which may affect the recognition, measurement and presentation of taxes, is still being evaluated.

ASU 2017-01 ‘Business Combinations’ (Topic 805): Clarifying the definition of a business

In January 2017, the FASB issued an ASU which better defines a business as having three elements; inputs, processes and outputs.

The ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The impact on our consolidated financial statements of adopting this standard update, which may affect the recognition and measurement of entities acquired in the future, is still being evaluated.

ASU 2017-04 ‘Intangibles- Goodwill and Other’ (Topic 350): Simplifying the Test for Goodwill Impairment

In January 2017, the FASB issued an ASU which eliminates step 2 of the Goodwill impairment test.

The ASU is effective for fiscal years and interim periods beginning after December 15, 2019. There is no impact expected on our consolidated financial statements of adopting this standard update.

4. Acquisitions

On July 3, 2014, Gates finalized its transaction with Blackstone for the purchase of all the equity interests in Pinafore Holdings B.V. for $5.4 billion. The acquisition was financed through a combination of equity and debt, with Gates raising a total of $4.1 billion of debt, comprising secured term loans totaling $2.8 billion and senior unsecured notes totaling $1.3 billion.

The following is Omaha Topco Ltd’s record of net assets acquired:

(dollars in millions)
Assets acquired
Restricted cash	$10.5
Trade accounts receivable	757.6
Inventories	629.3
Prepaid expenses and other receivables	82.9
Other current assets	6.5

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

(dollars in millions)
Property, plant and equipment	793.3
Pension surplus	48.8
Intangible assets	2,844.1
Other non-current assets	43.8

5,216.8

Assets held for sale	17.8

Total assets	$5,234.6

Liabilities acquired
Bank overdrafts	$0.5
Trade accounts payable	296.0
Accrued expenses	106.0
Other current liabilities	207.7
Debt, current and non-current portions	1,631.4
Post-retirement benefit obligations	197.9
Taxes payable	109.5
Non-current deferred income taxes	905.8
Other non-current liabilities	30.8

Total liabilities	3,485.6

Net assets acquired	$1,749.0

Goodwill recognized was as follows:

(dollars in million)
Consideration	$3,696.5
Non-controlling interests	437.2

4,133.7
Net assets acquired	(1,749.0)

Goodwill	$2,384.7

Of the goodwill recognized, $25.3 million was deductible for income tax purposes.

5. Segment information

A. Background

ASC 280 ‘Segment Reporting’ requires segment information provided in the consolidated financial statements to reflect the information that was provided to the chief operating decision maker for the purposes of making decisions about allocating resources and in assessing the performance of each segment. The chief executive officer (‘CEO’) of Gates serves as the chief operating decision maker.

The segment information provided in these consolidated financial statements reflects the information that is used by the chief operating decision maker for the purposes of making decisions about allocating resources and in assessing the performance of each segment. These decisions are based on net sales and Adjusted EBITDA (defined below).

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

B. Operating Segments

Gates manufactures a wide range of power transmission and fluid power products and components for a large variety of industrial and automotive applications, both in the aftermarket and first-fit channels, throughout the world.

During 2016 and 2017, Gates has been transitioning its operations to align around its two primary product line businesses, Power Transmission and Fluid Power, including reorganizing the management team roles and responsibilities, introducing global product management functions, centralizing cost functions, implementing new processes and systems, and changing internal reports presented to the chief operating decision maker to reflect this strategic re-focus on product lines. This change in the way in which the Company is managed has necessitated a change in Gates’ reportable operating segments from regional segments to product line segments. This change became effective in the third quarter of 2017. As a consequence, all segment information in these consolidated financial statements has been retrospectively recast for the periods presented.

Our reportable segments are now identified on the basis of our primary product lines, as this is the basis on which information is now provided to the CEO for the purposes of allocating resources and assessing the performance of Gates’ businesses. Our operating and reporting segments are therefore Power Transmission and Fluid Power.

C. Measure of segment profit or loss

The CEO uses Adjusted EBITDA, as defined below, to measure the profitability of each segment. Adjusted EBITDA is, therefore, the measure of segment profit or loss presented in Gates’ segment disclosures.

‘EBITDA’ represents net income for the period before net finance costs, income taxes, depreciation and amortization derived from financial information prepared in accordance with U.S. GAAP.

Adjusted EBITDA represents EBITDA before specific items that are considered to hinder comparison of the performance of our businesses either year-on-year or with other businesses. During the periods presented, the specific items excluded from EBITDA in computing Adjusted EBITDA primarily included:

•	the effect on cost of sales of the uplift to the carrying amount of inventory held by Gates at the date of the Acquisition;

•	the non-cash compensation charge in relation to share-based compensation;

•	transaction-related costs incurred in business combinations and major corporate transactions;

•	impairments, comprising impairments of goodwill and significant impairments or write downs of other assets;

•	net interest relating to post-retirement benefit obligations, significant lump-sum settlements and the amortization of prior period actuarial gains and losses;

•	restructuring costs;

•	the net gain or loss on disposals and on the exit of businesses; and

•	fees paid to our private equity sponsor for monitoring, advisory and consulting services.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

D. Net sales and Adjusted EBITDA – continuing operations

Segment asset information is not provided to the chief operating decision maker and therefore segment asset information has not been presented. Due to the nature of Gates’ operations, cash generation and profitability are viewed as the key measures rather than an asset base measure.

	Net Sales
(dollars in millions)	Fiscal 2016	Fiscal 2015	Successor 2014	Predecessor 2014
Power Transmission	$1,862.1	$1,809.6	$919.4	$1,025.8
Fluid Power	884.9	935.5	525.7	571.3

Continuing operations	$2,747.0	$2,745.1	$1,445.1	$1,597.1

	Adjusted EBITDA
(dollars in millions)	Fiscal 2016	Fiscal 2015	Successor 2014	Predecessor 2014
Power Transmission	$408.5	$378.3	$179.6	$220.4
Fluid Power	186.4	168.9	82.9	100.0

Continuing operations	$594.9	$547.2	$262.5	$320.4

Sales between reporting segments and the impact of such sales on Adjusted EBITDA for each segment are not included in internal reports presented to the CEO and have therefore not been included above.

Reconciliation of Adjusted EBITDA to net income (loss) from continuing operations:

(dollars in millions)	Fiscal 2016	Fiscal 2015	Successor 2014	Predecessor 2014
Adjusted EBITDA	$594.9	$547.2	$262.5	$320.4
Depreciation and amortization	(240.8)	(269.9)	(137.1)	(107.5)
Share-based compensation	(4.2)	(4.3)	(0.9)	(3.4)
Share-based compensation related to the transaction	—	—	—	(7.5)
Other transaction-related costs (1)	(0.4)	(0.7)	(97.0)	(90.1)
Inventory uplift	—	—	(121.4)	—
Non-recurring inventory adjustments (included in cost of sales) (2)	(21.7)	(9.6)	—	—
Benefit from sale of inventory impaired in a prior period (3)	1.0	—	—	—
Other impairments	(3.2)	(51.1)	(0.6)	—
Restructuring expenses	(11.4)	(15.6)	(8.2)	(13.8)
Adjustments relating to post-retirement benefits	(6.4)	(4.8)	1.3	2.0
Other operating (expense) income	(2.9)	0.2	(0.1)	5.6
Sponsor fees	(6.1)	(7.0)	(3.1)	(1.5)

Operating income (loss) from continuing operations	298.8	184.4	(104.6)	104.2
Interest expense	(216.3)	(212.6)	(113.6)	(59.5)
Other income (4)	10.4	69.7	47.8	0.7

Income (loss) before income taxes and equity in net income of equity method investees	92.9	41.5	(170.4)	45.4
Income tax (expense) benefit	(21.1)	9.2	83.2	(31.3)
Equity in net income of investees (net of tax) (5)	0.1	0.2	0.3	0.2

Net income (loss) from continuing operations	$71.9	$50.9	$(86.9)	$14.3

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

(1)	Transaction-related costs are costs recognized in 2014 primarily in respect of the Acquisition, including advisory fees and change of control costs relating to share-based compensation awards and the accelerated vesting of such awards.
(2)	During Fiscal 2016, Gates changed its accounting convention to expense maintenance, repair and operations assets below a nominal value threshold and also revised its methods for estimating the write down for excess or obsolete raw materials and work in progress. These changes, totaling $17.7 million were made to bring consistency to our global inventory management. In Fiscal 2015, a similar adjustment of $5.9 million was made in regard to the calculation of the write down for excess or obsolete finished goods.
(3)	This benefit relates to inventory sold during the second quarter of 2016 that had been previously impaired as part of a restructuring initiative. The initial impairment was excluded from Adjusted EBITDA when it was recognized in 2015. For consistency, the recovery in the value of the inventory through its sale has therefore also been excluded from Adjusted EBITDA, to the extent of the original impairment recognized on the inventory sold.
(4)	Included in other income in Successor 2014 is a bridge financing commitment fee paid in connection with the Acquisition of $17.1 million.
(5)	Equity in net income of investees (net of tax) is wholly attributable to investments in Asia.

E. Selected geographic information

(dollars in millions)	Fiscal 2016	Fiscal 2015	Successor 2014	Predecessor 2014
Net sales by geographic origin
U.S.	$1,057.6	$1,083.0	$557.8	$601.4
Rest of North America	261.6	273.2	149.6	156.0
Europe	668.7	650.2	346.1	414.8
Asia	597.6	575.1	288.6	310.6
Rest of the world	161.5	163.6	103.0	114.3

	$2,747.0	$2,745.1	$1,445.1	$1,597.1

(dollars in millions)	As of December 31, 2016	As of January 2, 2016
Property, plant and equipment by geographic location
U.S.	$193.2	$212.7
Rest of North America	52.0	64.3
Europe	109.3	122.2
Asia	204.5	224.0
Rest of the world	40.6	37.4

	$599.6	$660.6

F. Information about major customers

Gates has a significant concentration of sales in the U.S., which accounted for 38.5% of Gates’ net sales by destination from continuing operations during Fiscal 2016, compared with 39.5% during Fiscal 2015, 39.3% during Successor 2014 and 38.5% during Predecessor 2014. As of December 31, 2016, no single customer accounted for more than 10% of Gates’ net sales. Two customers of our North America businesses accounted for 20.9% and 13.1%, respectively, of our total trade accounts receivable balance as of December 31, 2016,

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

compared with 22.1% and 13.0%, respectively, as of January 2, 2016. These concentrations are due to the extended payment terms common in the industry in which they operate.

6. Income taxes

A. Income tax recognized in net income (loss)

Successor income (loss) from continuing operations before income taxes and equity in net income of investees has been reported for the United States, the jurisdiction of the Company. The amounts for the predecessor periods were reported for the Netherlands, the jurisdiction of Pinafore Holdings B.V. These amounts arose as follows:

(dollars in millions)	Fiscal 2016	Fiscal 2015	Successor 2014	Predecessor 2014
The United States	$(110.6)	$(199.7)	$(80.4)	$—
Outside the United States	203.5	241.2	(90.0)	—
The Netherlands	—	—	—	(6.9)
Outside The Netherlands	—	—	—	52.3

Income (loss) before income taxes	$92.9	$41.5	$(170.4)	$45.4

Income tax expense (benefit) on income (loss) from continuing operations before equity in net income of investees analyzed by tax jurisdiction is as follows:

(dollars in millions)	Fiscal 2016	Fiscal 2015	Successor 2014	Predecessor 2014
Current tax
U.S. – federal taxes	$9.3	$(22.3)	$(28.7)	$18.8
– state taxes	0.2	3.0	(2.9)	1.4
Other foreign	65.8	77.4	20.7	55.2

Total current tax expense (benefit)	$75.3	$58.1	$(10.9)	$75.4

Deferred tax
U.S. – federal taxes	$(21.2)	$(36.2)	$(32.4)	$(37.8)
– state taxes	(8.3)	(8.7)	(9.1)	(1.7)
Other foreign	(24.7)	(22.4)	(30.8)	(4.6)

Total deferred tax benefit	(54.2)	(67.3)	(72.3)	(44.1)

Income tax expense (benefit)	$21.1	$(9.2)	$(83.2)	$31.3

Reconciliation of the reported income tax expense (benefit) to the amount of income tax expense (benefit) that would result from applying the statutory tax rate to the income (loss) from continuing operations before taxes and equity in net income of investees:

	Fiscal 2016	Fiscal 2015	Successor 2014	Predecessor 2014
Successor U.S. corporation tax expense (benefit) at 35%	35.0%	35.0%	35.0%	—
Predecessor Dutch corporation tax expense at 25% for Predecessor 2014	—	—	—	25.0%

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

	Fiscal 2016	Fiscal 2015	Successor 2014	Predecessor 2014
Effect of:
—State tax provision, net of Federal benefit	(6.0%)	(14.5%)	2.3%	(7.9%)
—Provision for uncertain tax positions	2.6%	(8.9%)	13.8%	23.1%
—Company-owned life insurance	(14.4%)	(33.7%)	3.6%	(9.3%)
—Manufacturing incentives	(10.7%)	(25.1%)	3.5%	(11.2%)
—Effects of differences between statutory and foreign tax rates	(21.6%)	(62.2%)	14.5%	(91.6%)
—U.S. tax on foreign earnings	19.5%	43.4%	(44.6%)	9.3%
—Change in valuation allowance (3)	(160.7%)	105.3%	(8.7%)	626.7%
—Deferred tax on statutory tax rate changes (1)	130.3%	(9.8%)	(0.5%)	0.2%
—Change in foreign attributes (2)	46.4%	(63.4%)	(4.9%)	(550.4%)
—Unremitted earnings of foreign subsidiaries	(1.9%)	11.4%	38.4%	17.8%
—Share-based compensation	—	—	2.9%	12.6%
—Disposal costs	—	—	(5.6%)	19.4%
—Other permanent differences	4.2%	0.3%	(1.0%)	5.2%

Income tax expense (benefit)	22.7%	(22.2%)	48.8%	68.9%

(1)	‘Deferred tax on statutory tax rate changes’ was impacted primarily by the Luxembourg statutory rate decrease in 2016 applied to historical operating losses of which the tax impact was fully offset in the change in valuation allowance.
(2)	‘Change in foreign attributes’ was impacted primarily by the write down of certain historical operating losses, the creation of new operating and capital losses, and the re-measurement of historical operating losses to reflect the impact of foreign currency all of which were fully offset by a change in valuation allowance.
(3)	‘Change in Valuation Allowance’ are primarily impacted during the years by statutory rate changes on previously valued assets as well as various changes in foreign attributes and the creation of excess foreign tax credits in the U.S.

B. Deferred tax assets (liabilities)

Deferred tax assets (liabilities) recognized by Gates were as follows:

(dollars in millions)	As of December 31, 2016	As of January 2, 2016
Deferred tax assets:

Accounts receivable	$3.7	$4.4
Inventories	4.3	2.6
Property, plant and equipment	4.6	4.8
Intangible assets	0.3	0.2
Accrued expenses	57.2	53.3
Pension obligations	47.2	49.4
Compensation	16.5	10.0
Net operating losses	824.9	1,050.3
Capital loss carryforward	122.0	86.9
Credits	172.0	173.6
Other items	1.7	1.0

	$1,254.4	$1,436.5

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

(dollars in millions)	As of December 31, 2016	As of January 2, 2016
Valuation allowances	$(1,075.9)	$(1,257.0)

Total deferred tax assets	$178.5	$179.5

Deferred tax liabilities:

Accounts receivable	$(0.2)	$(0.1)
Inventories	(27.8)	(31.2)
Property, plant and equipment	(57.4)	(64.4)
Intangible assets	(693.2)	(750.7)
Accrued expenses	(0.1)	—
Pension obligations	(8.1)	(8.7)
Net investment in subsidiaries	(22.3)	(22.1)
Other items	(19.3)	(13.9)

Total deferred tax liabilities	$(828.4)	$(891.1)

Net deferred tax liabilities	$(649.9)	$(711.6)

As of December 31, 2016:

•	Gates had foreign and U.S. federal operating tax losses amounting to $3,141.6 million, compared with $3,602.6 million as of January 2, 2016, and U.S. state operating tax losses amounting to $271.8 million, compared with $238.9 million as of January 2, 2016. Operating losses of $3,112.5 million can be carried forward indefinitely and $300.9 million have expiration dates between 2017 and 2036. After valuation allowances of $810.1 million, we recognized a deferred tax asset of $21.3 million, compared with $14.4 million as of January 2, 2016, in respect of these losses;

•	Gates had capital tax losses amounting to $717.9 million, compared with $483.0 million as of January 2, 2016. Capital losses of $717.4 million can be carried forward indefinitely and $0.5 million expire between 2018 and 2026. After valuation allowances of $122.0 million, compared with $86.8 million as of January 2, 2016, we recognized no deferred tax asset in respect of these losses;

•	Gates had foreign tax credits amounting to $134.9 million, compared with $125.3 million as of January 2, 2016, which expire between 2021 and 2026. We recognized no deferred tax asset in respect of these tax credits; and

•	Gates had other tax credits amounting to $43.8 million, compared with $55.7 million as of January 2, 2016, of which $28.9 million can be carried forward indefinitely and $14.9 million expire between 2017 and 2034. We recognized a deferred tax asset of $31.5 million, compared with $41.8 million as of January 2, 2016, in respect of these tax credits.

At December 31, 2016, income and withholding taxes in the various tax jurisdictions in which Gates operates have not been provided on approximately $1,892.9 million of taxable temporary differences related to the investments in the Company’s subsidiaries. These temporary differences represent the estimated excess of the financial reporting over the tax basis in our investments in those subsidiaries. These temporary differences, which are considered to be indefinitely reinvested, would become subject to income and withholding taxes in the various tax jurisdictions in which Gates operates if they were remitted to the Company. The amount of unrecognized deferred income tax liability on the taxable temporary differences has not been determined because the hypothetical calculation is not practicable.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

6. Income taxes continued

C. Uncertain tax positions

Unrecognized tax benefits represent the difference between the tax benefits that we are able to recognize for financial reporting purposes and the tax benefits that we have recognized or expect to recognize in filed tax returns. As of December 31, 2016, Gates had unrecognized tax benefits, net of competent authority and other offsets, of $56.5 million, compared with $54.3 million as of January 2, 2016, $61.5 million as of January 3, 2015 and $106.1 million as of July 2, 2014, which, if recognized, would affect our annual effective tax rate.

Changes in the balance of unrecognized tax benefits were as follows:

(dollars in millions)	Fiscal 2016	Fiscal 2015	Successor 2014	Predecessor 2014
At the beginning of the period	$88.8	$71.7	$121.3	$112.8
Increases for tax positions related to the current period	15.7	27.6	7.2	5.0
Increases for tax positions related to prior periods	18.1	11.0	1.6	9.2
Decreases for tax positions related to prior periods	(10.2)	(9.0)	(11.0)	(7.1)
Decreases related to settlements	—	(7.0)	(28.5)	—
Decreases due to lapsed statute of limitations	(6.0)	(3.0)	(17.5)	—
Foreign currency translation	(0.1)	(2.5)	(1.4)	1.4

At the end of the period	$106.3	$88.8	$71.7	$121.3

Gates recognizes interest and penalties relating to unrecognized tax benefits in income tax expense. As of December 31, 2016, Gates had accrued $11.7 million, compared with $9.0 million at January 2, 2016, for the payment of interest and penalties on unrecognized tax benefits. The increase in the accrual resulted principally from interest on existing positions of which $2.7 million was recognized as income tax expense during Fiscal 2016, compared with $1.0 million in expense during Fiscal 2015, $0.4 million as a benefit during Successor 2014 and an expense of $5.5 million during Predecessor 2014.

As of December 31, 2016, Gates unrecognized tax benefits consist primarily of tax positions related to transfer pricing in multiple international jurisdictions and audits in various jurisdictions. We believe that it is reasonably possible that a decrease of up to $2.6 million in Gates’ gross unrecognized tax benefits will occur in the next twelve months as a result of the settlement of an audit or the expiration of the statutes of limitations in various international jurisdictions.

As of December 31, 2016, tax years 2011 to 2015 remain subject to examination in the United States and the tax years 2007 to 2015 remain subject to examination in other major foreign jurisdictions where Gates conducts business.

State income tax returns are generally subject to examination for a period of three to five years after the filing of the respective return. The state impact of any federal changes remains subject to examination by various state jurisdictions for a period of up to two years after the formal notification to states.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

7. Discontinued operations

A. Gain (loss) on disposal of discontinued operations

During Fiscal 2016, we recognized a net gain of $12.4 million, compared with $0 during Fiscal 2015, a loss of $2.3 million during Successor 2014 and a loss of $0.1 million during Predecessor 2014, in relation to businesses disposed of in prior periods. The majority of this net gain related to the release of reserves for tax indemnifications made to buyers of businesses sold by Gates in prior periods. These releases were triggered primarily by the lapsing of statutes of limitations on historical tax periods. The net losses incurred in Successor 2014 related primarily to the disposal of the Aquatic businesses in June 2014 described below.

B. Loss from discontinued operations

During June 2014, Gates distributed certain non-core assets to its indirect owners. The assets consisted of the Aquatic group of businesses, various parcels of vacant real estate and equity instruments from a legacy business disposal. The Aquatic group of businesses, which formerly comprised the Aquatic operating segment, manufactures baths and whirlpools for the residential, and hotel and resort development markets, mainly in North America. The Aquatic group and Gates’ real estate entities were accordingly reclassified as discontinued operations.

The loss from discontinued operations may be analyzed as follows:

(dollars in millions)	Predecessor 2014
Net sales	$81.0
Cost of sales	(57.1)

Gross profit	23.9
Selling, general and administrative expenses	(31.5)
Impairment of goodwill and other assets	(40.4)
Transaction-related costs	(0.7)
Other operating income	0.1

Loss before taxes and equity in net loss of investees	(48.6)
Income tax benefit	0.7

Net loss from discontinued operations	$(47.9)

8. Earnings (loss) per share

Basic income (loss) per share represents net income (loss) divided by the weighted average number of shares outstanding during the period. Diluted income (loss) per share considers the effect of potential shares, unless the inclusion of the potential shares would have an anti-dilutive effect. The treasury stock method is used to determine the potential dilutive shares resulting from assumed exercises of equity related instruments.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

The computation of net income (loss) per share is presented below:

	Fiscal 2016	Fiscal 2015	Successor 2014	Predecessor 2014
Net income attributable to shareholders of Omaha Topco Ltd. (in millions)	$57.7	$24.9	$(96.9)	$(45.2)

Weighted average number of shares outstanding	322,026,859	322,210,995	320,000,000	1,109,797
Dilutive effect of share-based awards (number of shares)	3,513,213	2,427,792	—	63,978

Diluted weighted average number of shares outstanding	325,540,072	324,638,787	320,000,000	1,173,775

Basic net income (loss) per share	$0.18	$0.08	$(0.30)	$(40.73)
Diluted net income (loss) per share	$0.18	$0.08	$(0.30)	$(38.51)

For Fiscal 2016, shares totaling 4,170,673, compared with 10,706,161 in Fiscal 2015, 6,175,152 in Successor 2014 and 78,171 in Predecessor 2014, were excluded from the diluted income per share calculation because they were anti-dilutive.

9. Inventories

(dollars in millions)	As of December 31, 2016	As of January 2, 2016
Raw materials and supplies	$92.6	$102.2
Work in progress	23.7	25.7
Finished goods	250.6	287.8

Total inventories – current cost	366.9	415.7
Less excess of FIFO over LIFO cost	–	–

	$366.9	$415.7

During Fiscal 2016, Gates changed its accounting convention to expense maintenance, repair and operations assets below a nominal value threshold and also revised its methods for estimating the write down for excess or obsolete raw materials and work in progress. These changes, resulting in a reduction in inventory of $17.7 million and a corresponding increase in cost of sales, were made to bring consistency to our global inventory management.

10. Investment in equity method investees

Gates’ share of the earnings or losses of its investees is included in net income and Gates’ net investment in its investees is included within non-current assets. Gains and losses recognized on transactions with an investee are eliminated to the extent of Gates’ interest in the investee concerned.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

Losses of an investee in excess of Gates’ net investment in the investee are not recognized, except to the extent that Gates has incurred obligations on behalf of the investee or where it is ensured that the investee will imminently return to profitability.

As of December 31, 2016, Gates’ investees were as follows:

Name of company	Country of incorporation	Gates’ holding	Nature of business
Pyung Hwa CMB Company Limited	Korea	21%	Rubber compounds
CoLinx LLC	U.S.	20%	Logistics and e-business services

Details of transactions with investees, including amounts due from or to investees, are provided in note 22 of these financial statements and notes.

11. Property, plant and equipment

(dollars in millions)	As of December 31, 2016	As of January 2, 2016
Cost
Land and buildings	$236.6	$232.0
Plant, equipment and vehicles	564.3	549.7
Assets under construction	31.5	32.1

	832.4	813.8
Less: Accumulated depreciation and impairment	(232.8)	(153.2)

Total	$599.6	$660.6

During Fiscal 2016, the depreciation expense in relation to the above assets was $91.3 million, compared with $104.3 million in Fiscal 2015, $49.5 million in Successor 2014 and $47.0 million in Predecessor 2014. The methods used to compute depreciation with respect to the major classes of depreciable assets are described in note 2 of these financial statements and notes. During Fiscal 2015, an impairment of $6.7 million was recognized in relation to plant and equipment in Gates South America as a result of the challenging market conditions in Brazil which have been exacerbated by the significant devaluation of the Brazilian Real against the U.S. dollar.

Property, plant and equipment includes assets held under capital leases with a carrying amount of $2.3 million, compared with $2.6 million as of January 2, 2016.

12. Goodwill

(dollars in millions)	Power Transmission	Fluid Power	Total
Cost and carrying amount
As of January 3, 2015	$1,506.4	$690.8	$2,197.2
Foreign currency translation	(127.6)	(63.4)	(191.0)

As of January 2, 2016	1,378.8	627.4	2,006.2
Foreign currency translation	(55.8)	(38.1)	(93.9)

As of December 31, 2016	$1,323.0	$589.3	$1,912.3

As a result of the segment change discussed in note 5, the Company reallocated its goodwill to its new reporting units, which are also its reporting segments.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

The Company conducts its annual impairment test on the goodwill balances as of the fiscal year end. Management based the fair value calculations on a weighted blend of the income and market approaches. The income approach was based on cash flow forecasts derived from the most recent 2017 financial plans approved by the Board as of the testing date, in which the principal assumptions were those regarding sales growth rates, selling prices and changes in direct costs. Forecasts for the following two years were based on region-specific growth assumptions determined by management, taking into account strategic initiatives.

Cash flows for the years beyond this period for the reporting units to which individually significant amounts of goodwill were allocated were projected to grow at compound annual growth rates reflecting annual decreases over the next seven years from the expected 2019 growth rates to the terminal growth rate. For Gates as a whole, this growth rate was 4.8%. The terminal growth rate for all reporting units was set at 2.5%, a rate that does not exceed the expected long-term growth rates in the respective principal end markets.

Management applied discount rates to the resulting cash flow projections that reflect current market assessments of the time value of money and the risks specific to the reporting unit. In each case, the discount rate was determined using a capital asset pricing model. The discount rates used in the impairment tests were in a range of 10% to 13.5% for Fiscal 2016, compared with a range of 10.0% to 16.0% for Fiscal 2015.

For all reporting units, the fair values exceeded the carrying values and did not necessitate the second step of the impairment test. No goodwill impairments were therefore recognized during Fiscal 2016 or Fiscal 2015.

13. Intangible assets

	As of December 31, 2016			As of January 2, 2016
(dollars in millions)	Cost	Accumulated amortization and impairment	Net	Cost	Accumulated amortization and impairment	Net
Finite-lived:
Customer relationships	$1,935.1	$(288.8)	$1,646.3	$1,991.5	$(178.6)	$1,812.9
Technology	86.0	(79.8)	6.2	85.9	(56.4)	29.5
Capitalized software	38.3	(16.1)	22.2	32.9	(10.4)	22.5

	$2,059.4	$(384.7)	$1,674.7	$2,110.3	$(245.4)	$1,864.9

Indefinite-lived:
Brands and trade names	513.4	(44.0)	469.4	513.4	(44.0)	469.4

Total intangible assets	$2,572.8	$(428.7)	$2,144.1	$2,623.7	$(289.4)	$2,334.3

During Fiscal 2016, an impairment of $2.0 million was recognized in relation to computer software, compared with $0.1 million for Fiscal 2015, $0.6 million for Successor 2014 and $0 for Predecessor 2014. An impairment of $44.0 million on the brands and trade names was recognized during Fiscal 2015. Refer to note 15.C. for additional detail on assets measured at fair value on a non-recurring basis.

During the Fiscal 2016, the amortization expense recognized in continuing operations in respect of intangible assets was $149.5 million, compared with $165.6 million for Fiscal 2015, $87.6 million for Successor 2014 and $60.5 million for Predecessor 2014. In addition, movements in foreign currency exchange rates resulted in a decrease of $48.0 million in Fiscal 2016, compared with a decrease of $107.1 million in Fiscal 2015, in the net carrying value of total intangible assets.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

The amortization expense for the next five years is estimated to be as follows:

(dollars in millions)
Fiscal year
2017	$124.8
2018	120.3
2019	119.6
2020	116.3
2021	116.1

14. Derivative financial instruments

Gates is exposed to certain risks relating to its ongoing business operations. From time to time, Gates uses derivative financial instruments, principally foreign currency swaps, forward foreign currency contracts and interest rate caps (options), to reduce its exposure to foreign currency risk and interest rate risk. Gates does not hold or issue derivatives for speculative purposes and monitors closely the credit quality of the institutions with which it transacts.

Gates recognizes derivative instruments as either assets or liabilities in the consolidated balance sheet. Gates designates certain of its currency swaps as net investment hedges and designates its interest rate caps as cash flow hedges. The effective portion of the gain or loss on the designated derivative instrument is recognized in OCI and reclassified into net income (loss) in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative instrument representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current period net income (loss).

All other derivative instruments not designated in an effective hedging relationship are considered economic hedges and their change in fair value is recognized in net income (loss) in each period.

The following table sets out the fair value gain (loss) recognized in OCI in relation to the instruments designated as net investment hedging instruments:

(dollars in millions)	Fiscal 2016	Fiscal 2015	Successor 2014	Predecessor 2014
Fair value gain (loss) recognized in OCI in relation to:
—Euro-denominated debt	$19.3	$(15.9)	$—	$—
—Designated cross currency swaps	14.1	(11.4)	—	0.1

Total net fair value gain (loss)	$33.4	$(27.3)	$—	$0.1

The closing fair value of the designated currency swaps as of December 31, 2016, was an asset of $0.5 million, compared with a $11.6 million liability as of January 2, 2016.

During Fiscal 2016, there was a $7.0 million loss, compared with a $18.4 million loss in Fiscal 2015, a $4.5 loss in Successor 2014 and a $0 in Predecessor 2014, recognized in OCI in relation to interest rate caps. In addition, $5.4 million in relation to the interest rate caps was reclassified from OCI to net income (loss) during Fiscal 2016, compared with $0.7 million in Fiscal 2015, $0 in Successor 2014 and $0 in Predecessor 2014. The closing fair value of the interest rate caps as of December 31, 2016 was a liability of $14.7 million, compared with liability of $15.5 million as of January 2, 2016.

Management does not designate its currency forward contracts, which are used primarily in respect of material procurement, as hedging instruments for the purposes of hedge accounting under ASC Topic 815 ‘Derivatives

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

and Hedging’. During Fiscal 2016, a net loss of $0.2 million was recognized in selling, general and administrative expenses on the fair valuation of these currency contracts, compared with $0 in Fiscal 2015, $0 in Successor 2014 and $0 in Predecessor 2014.

The fair values of derivative financial instruments held by Gates were as follows:

	As of December 31, 2016					As of January 2, 2016
(dollars in millions)	Other current assets	Other non- current assets	Other current liabilities	Other non- current liabilities	Net	Other current assets	Other non- current assets	Other current liabilities	Other non- current liabilities	Net
Derivatives designated as hedging instruments

Currency swaps	$3.9	$—	$—	$(3.4)	$0.5	$2.2	$—	$—	$(13.8)	$(11.6)
Interest rate caps	—	2.2	(11.1)	(5.8)	(14.7)	—	0.1	(7.4)	(8.2)	(15.5)

Derivatives not designated as hedging instruments

Currency swaps	0.1	—	(0.1)	—	—	—	—	(0.2)	—	(0.2)
Currency forward contracts	2.0	—	(0.8)	—	1.2	—	—	—	—	—

	$6.0	$2.2	$(12.0)	$(9.2)	$(13.0)	$2.2	$0.1	$(7.6)	$(22.0)	$(27.3)

A. Currency derivatives

As of December 31, 2016, the notional principal amount of outstanding foreign exchange contracts that are used to manage the currency profile of Gates’ cash was $24.9 million, compared with $50.8 million as of January 2, 2016, none of which have been designated as hedging instruments during the current period. As of December 31, 2016, the notional amount of outstanding currency forward contracts that are used to manage operational foreign exchange exposures was $83.3 million, compared with $0 as of January 2, 2016, none of which have been designated as hedging instruments during the current period. In addition, Gates held cross currency swaps that have been designated as net investment hedges. As of December 31, 2016, the notional principal amount of these contracts was $270.0 million, compared with $270.0 million as of January 2, 2016.

B. Interest rate caps

Gates uses interest rate caps as part of its interest rate risk management strategy to add stability to interest expense and to manage its exposure to interest rate movements. Interest rate caps designated as cash flow hedges involve the receipt of variable rate payments from a counterparty if interest rates rise above the strike rate on the contract in exchange for a premium. During 2016, Gates entered into two additional interest rate cap contracts. The first contract is for the period June 30, 2017 through June 30, 2020 and has a notional amount of $0.2 billion. The second contract is for the period June 28, 2019 through June 30, 2020 and has a notional amount of $1.0 billion. Contracts with a notional amount of $0.5 billion expired during Q3 2016. As of December 31, 2016, the notional amount of the contracts outstanding was $2.2 billion, compared with $1.5 billion as of January 2, 2016.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

15. Fair value measurement

A. Fair value hierarchy

We account for certain assets and liabilities at fair value. ASC Topic 820 ‘Fair Value Measurements and Disclosures’ establishes the following hierarchy for the inputs that are used in fair value measurement:

•	‘Level 1’ inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

•	‘Level 2’ inputs are those other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	‘Level 3’ inputs are not based on observable market data (unobservable inputs).

Assets and liabilities that are measured at fair value are categorized in one of the three levels on the basis of the lowest-level input that is significant to its valuation.

B. Financial assets and liabilities

The following table summarizes financial assets and liabilities and their fair value as of December 31, 2016 and January 2, 2016:

			Fair value
	Carrying amount		Level 1		Level 2		Level 3
(dollars in millions)	As of December 31, 2016	As of January 2, 2016	As of December 31, 2016	As of January 2, 2016	As of December 31, 2016	As of January 2, 2016	As of December 31, 2016	As of January 2, 2016
Assets and liabilities not recorded at fair value
Cash and cash equivalents	$527.2	$335.7	$—	$—	$527.2	$335.7	$—	$—
Restricted cash	1.6	4.5	—	—	1.6	4.5	—	—
Bank overdrafts	(0.3)	(0.3)	—	—	(0.3)	(0.3)	—	—
Debt, including current portion	(3,836.6)	(3,907.3)	—	—	(3,878.2)	(3,460.6)	—	—

	$(3,308.1)	$(3,567.4)	$—	$—	$(3,349.7)	$(3,120.7)	$—	$—
Recurring fair value measurements
Assets recorded at fair value
Investments – Available-for-sale securities	$2.6	$3.5	$2.6	$3.5	$—	$—	$—	$—
Derivatives	8.2	2.3	—	—	8.2	2.3	—	—

	10.8	5.8	2.6	3.5	8.2	2.3	—	—
Liabilities recorded at fair value
Derivatives	$(21.2)	$(29.6)	$—	$—	$(21.2)	$(29.6)	$—	$—

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

Transfers between Levels of the Fair Value Hierarchy

During the periods presented, there were no transfers between Levels 1 and 2, and Gates had no assets or liabilities measured at fair value on a recurring basis using Level 3 inputs. However, as described in note 18 of these financial statements and notes, certain of the assets held by Gates’ funded defined benefit pension plans are valued on a recurring basis using Level 3 inputs.

Valuation and methodology and key inputs

Certain financial assets and liabilities are not measured at fair value, however; items such as cash and cash equivalents, restricted cash, revolving credit facilities and bank overdrafts generally attract interest at floating rates and accordingly their carrying amounts are considered to approximate fair value. Due to their short maturities, the carrying amounts of accounts receivable and accounts payable are also considered to approximate their fair values.

Available-for-sale securities represent equity securities that are traded in an active market and therefore are measured using quoted prices in an active market. Derivative assets and liabilities included in Level 2 above represent foreign currency exchange forward and swap contracts, and interest rate cap contracts.

We value our foreign currency exchange derivatives using internal models consistent with those used by a market participant that maximize the use of market observable inputs including forward prices for currencies.

We value our interest rate cap contracts using a widely accepted discounted cash flow valuation methodology that reflects the contractual terms of each derivative, including the period to maturity. The methodology derives the fair values of the caps using the market standard methodology of netting the discounted future fixed cash payments and the discounted expected variable receipts that would occur if variable interest rates rise above the strike rate of the caps. The variable interest rates used in the calculation are based on an expectation of future interest rates derived from observable market-based interest rate curves and implied volatilities. In addition, credit valuation adjustments, which consider the impact of any credit enhancements to the contracts, are incorporated in the fair values to account for potential non-performance risk.

To comply with the provisions of ASC 820, we incorporate credit valuation adjustments to appropriately reflect both our own non-performance risk and the respective counterparty’s non-performance risk in the fair value measurements.

Debt is comprised principally of borrowings under the secured credit facilities and the unsecured senior notes. Debt under the secured credit facilities attract interest at floating rates, subject to a 1% LIBOR/EURIBOR floor and their principal amounts, derived from a market price, discounted for illiquidity, are considered to approximate fair value. Debt under the unsecured senior notes have fixed interest rates, are traded between “Qualified Institutional Buyers” and their fair value is derived from quoted market prices.

C. Assets measured at fair value on a non-recurring basis

Gates has non-recurring fair value measurements related to certain assets, including goodwill, intangible assets, and property, plant, and equipment.

Annual impairment tests are carried out on Gates’ brands and trade names, an indefinite-lived intangible asset, as of the Company’s fiscal year end. The fair value is determined using a relief from royalty valuation methodology in which the key assumptions included sales growth rates and an estimated royalty rate. Sales forecasts for 2017 were derived from the most recent financial plans approved by the Board and forecasts for the following two years were

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

based on region-specific growth assumptions determined by management, taking into account strategic initiatives. The compound annual growth rates used reflect annual decreases over the next seven years, from the expected 2019 growth rates to the terminal growth rate. For Gates as a whole, this growth rate was 4.8%. The terminal growth rate for all reporting units was set at 2.5%, a rate that does not exceed the expected long-term growth rates in the respective principal end markets.

Management applied discount rates to the calculated royalty savings that reflect current market assessments of the time value of money and the risks specific to each region in which those royalty savings arose. In each case, the discount rate was determined using a capital asset pricing model adjusted for a premium to reflect the higher risk specific to the nature of the intangible asset. The discount rates used in determining the fair value of the brands and trade names intangible were in a range of 11.0% to 16.5%.

No impairment was recognized during Fiscal 2016, however, in Fiscal 2015, we recorded an impairment of $44.0 million in relation to the brands and trade names intangible asset.

There were no other significant non-recurring fair value measurements in Fiscal 2016.

16. Other Liabilities

Other liabilities consisted of the following:

(dollars in millions)	As of December 31, 2016	As of January 2, 2016
VAT payable and accrued payroll costs	$30.1	$21.5
Derivative financial instruments	21.2	29.6
Warranty reserve	14.3	12.7
Workers’ compensation	10.6	11.0
Current portion of post-retirement benefit obligations	9.3	9.0
Restructuring reserve	5.0	5.7
Environmental remediation	4.6	4.7
Indemnified tax liabilities	3.4	10.8
Other liabilities	16.3	21.2

Balance at the end of the period	$114.8	$126.2

The above liabilities are presented in Gates’ balance sheet within other current liabilities and other non-current liabilities as follows:

(dollars in millions)	As of December 31, 2016	As of January 2, 2016
—Current liabilities	$89.6	$86.9
—Non-current liabilities	25.2	39.3

	$114.8	$126.2

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

16. Other Liabilities continued

Movements in restructuring and warranty reserves were as follows:

(dollars in millions)	Restructuring reserves	Warranty reserves
SUCCESSOR
As of July 3, 2014	$—	$—
Acquisition of subsidiaries	5.8	12.2
Charge for the period	0.8	4.1
Utilized during the period	(3.7)	(5.5)
Released during the period	(0.2)	(0.1)
Foreign currency translation	(0.1)	(0.1)

As of January 3, 2015	2.6	10.6
Charge for the period	12.2	11.2
Utilized during the period	(8.7)	(9.0)
Released during the period	(0.3)	—
Foreign currency translation	(0.1)	(0.1)

As of January 2, 2016	5.7	12.7
Charge for the period	9.0	12.0
Utilized during the period	(8.6)	(9.5)
Released during the period	(1.0)	(0.7)
Foreign currency translation	(0.1)	(0.2)

As of December 31, 2016	$5.0	$14.3

(dollars in millions)	Restructuring reserves	Warranty reserves
PREDECESSOR
As of December 31, 2013	$11.0	$12.8
Charge for the period	2.1	3.8
Utilized during the period	(6.8)	(3.3)
Released during the period	(0.5)	(0.1)
Disposal of subsidiaries	—	(1.0)

As of July 2, 2014	$5.8	$12.2

Restructuring costs

Gates has undertaken various restructuring activities to streamline its operations, consolidate and take advantage of available capacity and resources, and ultimately achieve net cost reductions. Restructuring activities include efforts to integrate and rationalize our businesses and to relocate manufacturing operations to lower cost locations. A majority of the accrual for restructuring costs is expected to be utilized during 2017.

Restructuring costs of $11.4 million were recognized in net income (loss) during Fiscal 2016 and costs of $15.6 million were recognized during Fiscal 2015. In both periods, these costs related primarily to severance expenses incurred across all segments as part of the right-sizing of Gates’ operations and the streamlining of our corporate functions.

During Successor 2014, restructuring costs amounting to $8.2 million were recognized in net income (loss), of which $6.7 million related to the closure of the Ashe County plant in the U.S. During Predecessor 2014,

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

restructuring costs amounting to $13.8 million were recognized in net income (loss) from continuing operations, of which $11.7 million related to the closure of the Ashe County plant in the U.S. Also during Predecessor 2014, $1.6 million of severance and related costs were incurred in relation to the planned closure of the London corporate center.

Restructuring costs recognized in the statements of operations for each segment:

(dollars in millions)	Fiscal 2016	Fiscal 2015	Successor 2014	Predecessor 2014
Power Transmission	$6.5	$9.4	$4.8	$8.6
Fluid Power	4.9	6.2	3.4	5.2

Continuing operations	$11.4	$15.6	$8.2	$13.8

Warranty reserves

An accrual is made for warranty claims on various products depending on specific market expectations and the type of product. These estimates are established using historical information on the nature, frequency and average cost of warranty claims. The majority of the warranty accruals are expected to be utilized during 2017, with the remainder estimated to be utilized within the next five years.

An accrual is made for the cost of product recalls if management considers it probable that it will be necessary to recall a specific product and the amount can be reasonably estimated.

17. Debt

	As of December 31, 2016			As of January 2, 2016
(dollars in millions)	Current liabilities	Non-current liabilities	Total	Current liabilities	Non-current liabilities	Total
Carrying amount
Bank overdrafts	$0.3	$—	$0.3	$0.3	$—	$0.3
Bank and other loans:
—Secured	15.2	2,525.7	2,540.9	53.9	2,548.3	2,602.2
—Unsecured	31.4	1,264.3	1,295.7	34.1	1,271.0	1,305.1

	46.6	3,790.0	3,836.6	88.0	3,819.3	3,907.3

	$46.9	$3,790.0	$3,836.9	$88.3	$3,819.3	$3,907.6

Gates’ secured debt is jointly and severally, irrevocably and fully and unconditionally guaranteed by certain of its subsidiaries and are secured by liens on substantially all of their assets.

The carrying amount of debt has been reduced by debt issuance costs. These costs are amortized to net income over the term of the related debt using the effective interest method. Included in the costs incurred on issuance of the debt in Successor 2014 are original issue discounts, totaling $61.6 million. As these discounts reduced the cash actually received on draw-down of the debt, they did not give rise to a cash movement in the ‘financing costs paid’ line of the statement of cash flows.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

The principal amount of Gates’ debt is reconciled to the carrying amount as follows:

(dollars in millions)	As of December 31, 2016	As of January 2, 2016
Principal amount of long-term debt	$(3,886.7)	$(3,973.2)
—Accrued interest	(35.9)	(37.0)
—Deferred financing costs	85.7	102.6

Carrying amount of long-term debt	$(3,836.9)	$(3,907.6)

Gates is subject to covenants, representations and warranties under certain of its debt facilities. During the periods covered by these consolidated financial statements, we were in compliance with the applicable covenants. Also under the agreements governing our debt facilities, our ability to engage in activities such as incurring certain additional indebtedness, making certain investments and paying certain dividends is dependent, in part, on our ability to satisfy tests based on measures determined under those agreements.

The principal amount of long-term debt is analyzed as follows:

	As of December 31, 2016			As of January 2, 2016
(dollars in millions)	Current liabilities	Non-current liabilities	Total	Current liabilities	Non-current liabilities	Total
Principal amount
Bank overdrafts	$0.3	$—	$0.3	$0.3	$—	$0.3

Bank and other loans:
—Secured
Dollar Term Loan	24.9	2,373.8	2,398.7	59.8	2,399.1	2,458.9
Euro Term Loan	2.1	199.5	201.6	5.3	210.1	215.4

	27.0	2,573.3	2,600.3	65.1	2,609.2	2,674.3
—Unsecured
Dollar Senior Notes	—	1,040.0	1,040.0	—	1,040.0	1,040.0
Euro Senior Notes	—	245.7	245.7	—	256.3	256.3
Other loans	0.1	0.3	0.4	1.9	0.4	2.3

	0.1	1,286.0	1,286.1	1.9	1,296.7	1,298.6

	$27.4	$3,859.3	$3,886.7	$67.3	$3,905.9	$3,973.2

The principal payments due under our financing arrangements over the next five years and thereafter are as follows:

(dollars in millions)	Total
Fiscal year
2017	$27.4
2018	27.1
2019	27.1
2020	27.1
2021	2,492.3
Thereafter	1,285.7

$3,886.7

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

A. Bank loans

Dollar and Euro Term Loans

Gates’ secured credit facilities include a Dollar Term Loan credit facility and a Euro Term Loan credit facility that were drawn on July 3, 2014 to fund the Acquisition. The term loan credit facilities mature on July 3, 2021 and bear interest at a floating rate, which can be either a base rate as defined in the credit agreement plus an applicable margin or, at Gates’ option LIBOR, plus an applicable margin. For the Dollar Term Loan, the interest rate was LIBOR, subject to a floor of 1%, plus a margin of 3.25%. For the Euro Term Loan, the interest rate was LIBOR, subject to a floor of 1%, plus a margin of 3.25%. The next term loan interest rate reset date is on March 29, 2017.

As of December 31, 2016, debt under both the Dollar Term Loan and Euro Term Loan bore interest at a rate of 4.25% per annum.

Both term loans are subject to quarterly amortization payments of 0.25%, based on the original principal amount less certain prepayments with the balance payable on maturity. During Fiscal 2016, Gates made $24.9 million and $2.2 million of amortization payments against the Dollar Term Loan and the Euro Term Loan respectively.

During Fiscal 2016, a transactional foreign exchange gain of $8.7 million, compared with a $23.6 million gain in Fiscal 2015, was recognized in respect of the Euro Term Loan, of which $0, compared with a $31.0 million gain in Fiscal 2015, was recognized in other income and a $8.7 million gain, compared with a $7.4 million loss in Fiscal 2015, was recognized in OCI as a net investment hedge of certain of Gates’ Euro investments.

Under the terms of the credit agreement, Gates is obliged to offer annually to the term loan lenders, commencing in 2016, an ‘excess cash flow’ amount as defined under the agreement, based on the preceding year’s final results. On March 11, 2016, based on the Fiscal 2015 results, we paid $35.3 million and $2.9 million against the Dollar Term Loan and the Euro Term Loan, respectively. For Fiscal 2016, we do not anticipate being required to make any excess cash flow payment as our leverage ratio as defined under the credit agreement has dropped below the threshold above which payments are required.

As of December 31, 2016, the principal amount outstanding under the Dollar Term Loan was $2,398.7 million and the Euro Term Loan was $201.6 million (€192.8 million).

Revolving credit facility

Gates also has a secured revolving credit facility, maturing on July 3, 2019, that provides for multi-currency revolving loans up to an aggregate principal amount of $125.0 million, with a letter of credit sub-facility of $20.0 million. As of both December 31, 2016 and January 2, 2016, there were $0 drawings for cash under the revolving credit facility and there were no letters of credit outstanding.

Debt under the revolving credit facility bears interest at a floating rate, which can be either a base rate as defined in the credit agreement plus an applicable margin or, at Gates’ option LIBOR, plus an applicable margin.

Unsecured senior notes

As of December 31, 2016, Gates had outstanding $1,040.0 million Dollar Senior Notes and $245.7 million (€235.0 million) Euro Senior Notes, which are scheduled to mature on July 15, 2022 (‘the Notes’). The Notes were issued on June 26, 2014 and the cash was held in escrow until July 3, 2014, when they were applied as part of the funding of the Acquisition. The Dollar Senior Notes bear interest at an annual fixed rate of 6% and the Euro Senior Notes carry an annual fixed interest rate of 5.75%. Interest payments commenced on January 15, 2015 and are made semi-annually.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

During Fiscal 2016, a transactional foreign exchange gain of $10.6 million, compared with a $28.0 million gain in Fiscal 2015, was recognized in respect of the Euro Senior Note, of which $0, compared with a $36.5 million gain in Fiscal 2015, was recognized in other income and a $10.6 million gain, compared with a $8.5 million loss in Fiscal 2015, was recognized in OCI as a net investment hedge of certain of Gates’ Euro investments.

On and after July 15, 2017, Gates may redeem the Notes, at its option, in whole at any time or in part from time to time, at the following redemption prices (expressed as a percentage of the principal amount), plus accrued and unpaid interest to the redemption date:

	Dollar Senior Note Redemption price	Euro Senior Note Redemption price
During the year commencing:
—July 15, 2017	103.0%	102.875%
—July 15, 2018	101.5%	101.438%
—July 15, 2019 and thereafter	100.0%	100.000%

In the event of a change of control over the Company, each holder will have the right to require Gates to repurchase all of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase, except to the extent that Gates has previously elected to redeem the Notes (under the terms outlined above).

Asset-backed revolver

In connection with the Acquisition, Gates entered into a revolving credit facility backed by certain of its assets in North America. The facility allows for loans of up to a maximum of $325.0 million, compared with $288.6 million as of December 31, 2016, with a letter of credit sub-facility of $150 million within this. As of both December 31, 2016 and January 2, 2016, there were $0 drawings for cash under the asset-backed revolver. Debt under the facility bears interest at a floating rate, which can be either a base rate as defined in the credit agreement plus an applicable margin or, at Gates’ option, LIBOR, plus an applicable margin. The letters of credit outstanding under the asset-backed revolver at December 31, 2016 amounted to $54.3 million, compared with $49.7 million as of January 2, 2016.

B. Other debt

Other loans

Other loans included loan notes that certain historical shareholders elected to receive as an alternative to cash in respect of all or part of the consideration payable to them by the Predecessor in September 2010. The loan notes accrued interest at the higher of 0.8% below LIBOR and 0%. Although the loan notes were unsecured as part of the Acquisition, Gates was required to retain in an escrow account the cash equivalent to the nominal amount of the outstanding loan notes.

During Fiscal 2015, payments of $1.4 million were made and a favorable foreign exchange gain of $0.1 million was recognized. The loan notes fell due for repayment on December 31, 2015 and a further $2.9 million was settled on this date in respect of surrendered loan notes. A balance of $1.8 million was outstanding as of January 2, 2016, which represented note holders who had not yet requested repayment of the notes. Funds for these outstanding notes were transferred into a designated account shortly thereafter, in full and final settlement of the Company’s obligations.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

18. Post-retirement benefits

A. Defined contribution pension plans

Gates provides defined contribution pension benefits in most of the countries in which it operates; in particular, the majority of its employees in the U.S. are entitled to such benefits.

During Fiscal 2016, the expense recognized by Gates in respect of defined contribution pension plans was $17.7 million, compared with $18.2 million in Fiscal 2015, $9.4 million in Successor 2014 and $10.9 million in Predecessor 2014.

B. Defined benefit pension plans

Gates operates defined benefit pension plans in certain of the countries in which it operates, in particular, in the U.S. and U.K. Generally, the pension benefits provided under these plans are based on pensionable salary and the period of service of the individual employees. Plan assets are held separately from those of Gates in funds that are under the control of trustees. All of the defined benefit pension plans operated by Gates are closed to new entrants. In addition to the funded defined benefit pension plans, Gates has unfunded defined benefit obligations to certain current and former employees.

Funded status

The net deficit recognized in respect of defined benefit pension plans is presented in the balance sheet as follows:

(dollars in millions)	As of December 31, 2016	As of January 2, 2016
Non-current assets	$(42.1)	$(51.6)
Current liabilities	2.6	2.4
Non-current liabilities	101.2	102.9

	$61.7	$53.7

Plans whose projected benefit obligation was in excess of plan assets:
—Aggregate projected benefit obligation	$609.4	$579.6
—Aggregate plan assets	506.3	475.6

Plans whose accumulated benefit obligation was in excess of the plan assets:
—Aggregate accumulated benefit obligation	$601.5	$575.2
—Aggregate plan assets	501.6	474.6

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

Benefit obligation

Changes in the projected benefit obligation in relation to defined benefit pension plans were as follows:

(dollars in millions)	Fiscal 2016	Fiscal 2015
Benefit obligation at the beginning of the period	$1,094.0	$1,207.1
Additions	10.7	—
Employer service cost	5.0	4.4
Employer contributions	0.1	(1.1)
Plan amendments	(0.2)	—
Interest cost	37.5	38.9
Net actuarial loss (gain)	99.9	(40.7)
Benefits paid	(68.9)	(72.4)
Expenses paid from assets	(2.0)	(1.2)
Curtailments and settlements	(2.7)	(0.6)
Foreign currency translation	(93.7)	(40.4)

Benefit obligation at the end of the period	$1,079.7	$1,094.0

Changes in plan assets

Changes in the fair value of the assets held by defined benefit pension plans were as follows:

(dollars in millions)	Fiscal 2016	Fiscal 2015
Plan assets at the beginning of the period	$1,040.3	$1,144.3
Additions	11.1	—
Actual return (loss) on plan assets	127.8	(4.6)
Employer contributions	10.8	15.7
Plan participants’ contributions	0.2	—
Curtailments and settlements	(2.7)	(0.6)
Benefits paid	(68.9)	(72.4)
Expenses paid from assets	(2.0)	(1.2)
Foreign currency translation	(98.6)	(40.9)

Plan assets at the end of the period	$1,018.0	$1,040.3

Gates’ desired investment objectives for pension plan assets include maintaining an adequate level of diversification to reduce interest rate and market risk, and to provide adequate liquidity to meet immediate and future benefit payment requirements. Outside the U.S., Gates’ defined benefit pension plans target a mix of growth seeking assets, comprising equities, and income generating assets, comprising government and corporate bonds, that is considered by the trustees to be appropriate in the circumstances. Plan assets are rebalanced periodically to maintain target asset allocations.

Certain benefit obligations outside the U.S. are matched by insurance contracts.

Investments in equities and fixed income securities are held in pooled investment funds that are managed by investment managers on a passive (or ‘index-tracking’) basis. The trustees ensure that there is no significant concentration of credit risk in any one financial institution.

Plan assets do not include any financial instruments issued by, any property occupied by, or other assets used by Gates.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

The fair values of pension plan assets by asset category were as follows:

	As of December 31, 2016				As of January 2, 2016
(dollars in millions)	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Public equities	$—	$17.6	$—	$17.6	$—	$18.5	$—	$18.5
Fixed income securities:
—Corporate securities	—	404.7	—	404.7	—	400.9	—	400.9
—Government securities	—	325.6	—	325.6	—	351.7	—	351.7
—Annuities and insurance	—	3.3	250.6	253.9	—	3.3	261.5	264.8
Cash and cash equivalents	—	16.2	—	16.2	—	4.4	—	4.4

Total	$—	$767.4	$250.6	$1,018.0	$—	$778.8	$261.5	$1,040.3

Investments in equities and bonds held in pooled investment funds are measured at the bid price quoted by the investment managers, which reflect the quoted prices of the underlying securities. Insurance contracts are measured at their surrender value quoted by the insurers. Interest rate derivatives are valued by discounting the related cash flows using prevailing market interest rates. Cash and cash equivalents largely attract floating interest rates.

Changes in the fair value of plan assets measured using significant unobservable inputs (level 3) may be analyzed as follows:

(dollars in millions)	Fiscal 2016	Fiscal 2015
Fair value at the beginning of the period	$261.5	$284.4
Additions	11.0	—
Interest earned	—	0.2
Unrealized gains in the period	34.0	2.6
Purchases	4.7	3.2
Sales	(1.0)	—
Impacts of benefits paid	(13.3)	(14.7)
Settlements	—	(0.4)
Fees	(0.2)	—
Foreign exchange	(46.1)	(13.8)

	$250.6	$261.5

Estimated future contributions and benefit payments

Gates’ funding policy for its defined benefit pension plans is to contribute amounts determined annually on an actuarial basis to provide for current and future benefits in accordance with federal law and other regulations. During Fiscal 2017, Gates expects to contribute approximately $7 million to its defined benefit pension plans.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

Benefit payments, reflecting expected future service, are expected to be made by Gates’ defined benefit pension plans as follows:

(dollars in millions)
Fiscal year
—2017	$65.8
—2018	64.7
—2019	64.0
—2020	64.0
—2021	64.3
—2022 through 2026	312.3

Net periodic benefit cost (income)

Components of the net periodic benefit cost (income) for defined benefit pension plans relating to continuing operations were as follows:

(dollars in millions)	Fiscal 2016	Fiscal 2015	Successor 2014	Predecessor 2014
Employer service cost	$5.0	$4.4	$2.5	$1.7
Settlement and curtailments	0.1	0.1	—	—
Interest cost	37.5	38.9	23.7	23.6
Expected return on plan assets	(33.8)	(35.6)	(27.0)	(27.2)
Amortization of net actuarial loss	—	—	—	0.2

Net periodic benefit cost (income)	$8.8	$7.8	$(0.8)	$(1.7)

Other comprehensive income

Changes in plan assets and benefit obligations of defined benefit pension plans recognized in OCI were as follows:

(dollars in millions)	Fiscal 2016	Fiscal 2015	Successor 2014	Predecessor 2014
Current period actuarial loss (gain)	$5.9	$(1.0)	$13.5	$—
Amortization of net actuarial loss	—	—	—	0.2
Prior service credit	(0.1)	—	—	—
Gain recognize due to settlement	(0.1)	(0.1)	—	—

Pre-tax changes recognized in OCI other than foreign currency translation	5.7	(1.1)	13.5	0.2
Foreign currency translation	(1.1)	(1.4)	(0.4)	(1.4)

Total pre-tax changes recognized in OCI	$4.6	$(2.5)	$13.1	$(1.2)

As of December 31, 2016, a cumulative loss before tax of $15.2 million, compared with a loss of $10.6 million in Fiscal 2015, a loss of $13.1 million in Successor 2014 and a loss of $15.6 million in Predecessor 2014, relating to net actuarial losses, was recognized in accumulated OCI in respect of post-retirement benefits and had not yet been recognized as a component of the net periodic benefit cost.

It is estimated that a net $0.4 million loss will be amortized from accumulated other comprehensive loss into net periodic benefit cost during the period from January 1, 2017 through December 30, 2017.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

Assumptions

Major assumptions used in determining the benefit obligation and the net periodic benefit cost for defined benefit pension plans are presented in the following table as weighted averages:

	Benefit obligation		Net periodic benefit cost
	As of December 31, 2016	As of January 2, 2016	As of December 31, 2016	As of January 2, 2016
Discount rate	2.960%	3.620%	3.620%	3.716%
Rate of salary increase	4.028%	4.057%	4.057%	3.412%
Expected return on plan assets	3.357%	3.281%	3.281%	5.117%

In determining the expected return on plan assets, we consider the relative weighting of plan assets, the historical performance of total plan assets and individual asset classes, and economic and other indicators of future performance. Return projections are validated using a simulation model that incorporates yield curves, credit spreads and risk premiums to project long-term prospective returns.

C. Other defined benefit plans

Gates provides other post-employment benefits, principally health and life insurance cover, on an unfunded basis to certain of its employees in the U.S. and Canada.

Funded status

The deficit recognized in respect of other defined benefit plans is presented in the balance sheet as follows:

(dollars in millions)	As of December 31, 2016	As of January 2, 2016
Current liabilities	$6.7	$6.6
Non-current liabilities	70.4	69.0

	$77.1	$75.6

Benefit obligation

Changes in the accumulated benefit obligation in relation to other defined benefit plans were as follows:

(dollars in millions)	Fiscal 2016	Fiscal 2015
Benefit obligation at the beginning of the period	$75.6	$78.1
Settlements and curtailments	—	(0.1)
Interest cost	3.1	2.7
Actuarial loss	4.1	4.2
Benefits paid	(6.3)	(4.9)
Foreign currency translation	0.6	(4.4)

Benefit obligation at the end of the period	$77.1	$75.6

Estimated future contributions and benefit payments

Contributions are made to our other defined benefit plans as and when benefits are paid from the plans. During Fiscal 2017, Gates expects to contribute approximately $9 million to its other benefit plans.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

Benefit payments, reflecting expected future service, are expected to be made by Gates’ other defined benefit plans as follows:

(dollars in million)
Fiscal years:
—2017	$6.9
—2018	6.7
—2019	6.6
—2020	6.4
—2021	6.2
—2022 through 2026	26.5

Net periodic benefit cost

Components of the net periodic benefit cost for other defined benefit plans were as follows:

(dollars in millions)	Fiscal 2016	Fiscal 2015	Successor 2014	Predecessor 2014
Employer service cost	$—	$—	$—	$0.1
Settlements and curtailments	—	—	—	(0.1)
Interest cost	3.1	2.7	2.0	1.9
Amortization of net actuarial loss	(0.5)	(0.9)	—	(0.5)

Net periodic benefit cost	$2.6	$1.8	$2.0	$1.4

The net periodic benefit cost relates entirely to continuing operations.

Other comprehensive income

Changes in the benefit obligation of other defined benefit plans recognized in OCI were as follows:

(dollars in millions)	Fiscal 2016	Fiscal 2015	Successor 2014	Predecessor 2014
Current period actuarial loss (gain)	$4.1	$4.2	$(17.9)	$0.1
Amortization of net actuarial loss (gain)	0.5	0.9	—	(0.5)
Other adjustments	—	0.2	—	(0.2)

Total pre-tax changes recognized in OCI	$4.6	$5.3	$(17.9)	$(0.6)

As of December 31, 2016, there was a net cumulative gain before tax of $8.0 million, compared with a gain of $12.6 million in Fiscal 2015, a gain of $17.9 million in Successor 2014 and a gain of $21.4 million in Predecessor 2014, recognized in accumulated OCI in respect of other post-retirement benefits and had not yet been recognized as a component of the net periodic benefit cost.

It is estimated that a $0.2 million gain will be amortized from accumulated other comprehensive income into net periodic benefit cost during the period from January 1, 2017 through December 30, 2017.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

Assumptions

Major assumptions used in determining the benefit obligation and the net periodic benefit cost for other defined benefit plans are presented in the following table as weighted averages:

	Benefit obligation		Net periodic benefit cost
	As of December 31, 2016	As of January 2, 2016	As of December 31, 2016	As of January 2, 2016
Discount rate	3.80%	4.19%	4.19%	3.78%

The initial healthcare cost trend rate as of December 31, 2016, starts at 7.83%, compared with 8.19% as of January 2, 2016, with an ultimate trend rate of 4.94%, compared with 4.94% as of January 2, 2016, beginning in 2024.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage point change in the assumed health care cost trend rate as of December 31, 2016 would have the following effects:

(dollars in millions)	1% point increase	1% point decrease
Increase (decrease) in the total of service and interest cost	$0.2	$(0.2)
Increase (decrease) in the benefit obligation	$4.3	$(3.8)

19. Share-based compensation

A. Background

The Company operates a stock option plan (the ‘Omaha Options’) over its shares to provide incentives to Gates’ senior executives and other eligible employees.

Prior to the Acquisition, Pinafore Holdings B.V. operated a number of employee share plans, including variable options, replacement options, retention awards and annual bonus incentives.

The financial effect of share-based compensation was as follows:

(dollars in millions)	Fiscal 2016	Fiscal 2015	Successor 2014	Predecessor 2014
Net income (loss)
Share-based compensation expense	$(4.2)	$(4.3)	$(0.9)	$(10.9)
Income tax benefit (expense)	1.4	1.8	3.5	(5.5)

Net (expense) benefit recognized in net income (loss)	$(2.8)	$(2.5)	$2.6	$(16.4)

Equity
Equity-settled awards:
—Share-based compensation	4.2	4.3	0.9	10.9
—Income tax benefit	—	2.3	—	6.1

Total expense recognized in equity	$4.2	$6.6	$0.9	$17.0

B. Description of the Successor plans

On December 10, 2014, a new stock option plan was established by the Company for the benefit of senior executives of Gates and other eligible employees. A total of 24,864,000 options were granted on inception of the

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

new option plan, with an effective grant date of December 10, 2014. The options are split equally into four tiers, each with specific vesting conditions.

Tier I options vest evenly over five years from the grant date, subject to the participant’s continued employment by Gates on the vesting date. Tier II, III and IV options vest on achievement of specified investment returns by Blackstone upon occurrence of a change of control event, which is subject to the participant’s continued employment by Gates on the vesting date.

The performance conditions associated with Tiers II, III and IV must be achieved on or prior to July 3, 2022 in order for vesting to occur. All the Omaha Options expire on January 9, 2025.

As of December 31, 2016, the fair value of the unvested options was $32.2 million.

The fair value of the Omaha Options at their grant date was measured using a Black-Scholes valuation model, with a large number of sample simulations run for Tiers II, III and IV. The fair values and relevant assumptions were as follows:

	Fiscal 2016	Fiscal 2015	Successor 2014
Fair value:
—Tier I	$2.96	$1.85	$2.37
—Tier II	$1.83	$1.27	$1.75
—Tier III	$1.46	$1.06	$1.49
—Tier IV	$1.56	$1.09	$1.52
Inputs to the model:
—Expected volatility	45.0%	45.0%	45.0%
—Expected option life for Tier I options	6.5 years	6.1 years	6.5 years
—Expected option life for Tier II, III and IV options	6.6 years	7.1 years	7.5 years
—Expected option life after liquidity event for Tier II, III and IV options	3.4 years	2.5 years	2.5 years
—Risk-free interest rate:
Tier I	1.54%	1.61%	2.15%
Tiers II, III and IV	1.56%	2.34%	2.34%
—Expected dividends	—	—	—

Details of the Omaha Options outstanding were as follows:

	Fiscal 2016		Fiscal 2015		Successor 2014
	Number of options	Weighted Average Exercise Price $	Number of options	Weighted Average Exercise Price $	Number of options	Weighted Average Exercise Price $
Outstanding at the beginning of the period
—Tier I	4,714,481	$5.00	6,216,000	$5.00	—	—
—Tier II	5,826,601	$5.00	6,216,000	$5.00	—	—
—Tier III	5,826,601	$5.00	6,216,000	$5.00	—	—
—Tier IV	5,826,601	$7.50	6,216,000	$7.50	—	—

	22,194,284	$5.63	24,864,000	$5.63	—	—

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

	Fiscal 2016		Fiscal 2015		Successor 2014
	Number of options	Weighted Average Exercise Price $	Number of options	Weighted Average Exercise Price $	Number of options	Weighted Average Exercise Price $
Movements during the period
Granted during the period:
—Tier I	1,481,320	$5.00	2,555,753	$5.00	6,216,000	$5.00
—Tier II	1,381,320	$5.00	2,455,753	$5.00	6,216,000	$5.00
—Tier III	1,381,320	$5.00	2,455,753	$5.00	6,216,000	$5.00
—Tier IV	1,381,320	$7.50	2,455,753	$7.50	6,216,000	$7.50

	5,625,280	$5.63	9,923,012	$5.63	24,864,000	$5.63
Forfeited during the period:
—Tier I	(681,096)	$5.00	(2,845,152)	$5.00	—	—
—Tier II	(681,096)	$5.00	(2,845,152)	$5.00	—	—
—Tier III	(681,096)	$5.00	(2,845,152)	$5.00	—	—
—Tier IV	(681,096)	$7.50	(2,845,152)	$7.50	—	—

	(2,724,384)	$5.63	(11,380,608)	$5.63	—	—
Expired during the period:
—Tier I	(357,864)	$5.00	(1,212,120)	$5.00	—	—

	(357,864)	$5.00	(1,212,120)	$5.00	—	—
Outstanding at the end of the period
—Tier I	5,156,841	$5.00	4,714,481	$5.00	6,216,000	$5.00
—Tier II	6,526,825	$5.00	5,826,601	$5.00	6,216,000	$5.00
—Tier III	6,526,825	$5.00	5,826,601	$5.00	6,216,000	$5.00
—Tier IV	6,526,825	$7.50	5,826,601	$7.50	6,216,000	$7.50

	24,737,316	$5.63	22,194,284	$5.63	24,864,000	$5.63

Exercisable at the end of the period	1,000,903	$5.00	608,564	$5.00	—	—

C. Predecessor plans

During Predecessor 2014, equitable adjustments were made to awards outstanding under the equity incentive plans to compensate for loss in value of the equity interests due to the distribution of certain non-core assets to Gates’ indirect owners made as a condition precedent to the Acquisition. These adjustments took the form of cash compensation paid or payable to those holders of the awards that did not share in the distribution. Cash of $5.9 million was paid as compensation to holders of the variable options and cash of $0.3 million was paid to the retention holders in Fiscal 2015. The total paid and payable compensation has been recognized within selling, general and administrative expenses as an employee cost.

The specific adjustments made in respect of each type of share-based award are detailed under the relevant heading below.

Description of the plans

Predecessor Variable Options

The Predecessor Group established an equity incentive plan under which certain of the Predecessor Group’s executives were granted options to purchase B Shares, named the Predecessor Variable Options. During Fiscal 2016, Fiscal 2015, Successor 2014 and Predecessor 2014, the compensation expense recognized in relation to the

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

Predecessor Variable Options was $0 as all awards had fully vested by the end of 2013. The Predecessor Variable Options were fully settled in cash as part of the Acquisition. No Predecessor Variable Options remained at December 31, 2016, January 2, 2016 or January 3, 2015.

No options were exercised during any of the periods presented. In 2014, no options were granted and all predecessor variable options outstanding were settled in cash as part of the Acquisition.

Replacement Options

Replacement Options over 17,640 ‘B’ shares were granted to Predecessor Group participating executives. Each Replacement Option had a nominal exercise price and vested immediately on grant. As such, the Replacement Options had a fair value at their grant date that was equal to the fair value of the vested awards under the plan that they replaced, which was the equivalent of the offer price of 325 pence per ordinary share in Tomkins plc. Accordingly, the fair value of the Replacement Options granted, which amounted to $34.9 million, was recognized by the Predecessor Group as part of the consideration paid to acquire Tomkins plc and no further expense was recorded in the years presented.

No Replacement Options were issued during the periods presented. These Replacement Options were settled in cash as part of the Acquisition and no Replacement Options therefore remained at December 31, 2016, January 2, 2016 or January 3, 2015.

Retention Awards

With regard to the Predecessor Group and following its acquisition of Tomkins plc, awards over 3,647 B Shares, named the Retention Awards, were granted to certain executives. During Predecessor 2014, the compensation expense recognized in relation to the Retention Awards was $0.

Retention Awards were rights to receive shares (or their cash equivalent at the sole discretion of the Predecessor Group) that normally become vested as to one-third of the award on the first three anniversaries of the grant date on September 24, 2010 subject to the participant’s continuing employment by the Group at the vesting date (or, if not so employed, if the holder dies, has his or her employment terminated due to disability or without cause or resigns for good reason). Vesting was to be accelerated in the event of a change of control or a liquidity event while the participant was still employed by the Predecessor Group. On the principal assumption that there would be no dividend payments during the vesting period, the fair value on the grant date of the Retention Awards was $1,966.

The Retention Awards were settled in cash as part of the Acquisition and no Retention Awards therefore remain at December 31, 2016, January 2, 2016 or January 3, 2015.

Movements in the number of retention awards during the period may be analyzed as follows:

Predecessor 2014
Number of options
Outstanding at the beginning of the period	5,267
Settled during the period	(5,267)

Outstanding at the end of the period	—

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

Annual Bonus Incentive Plan (‘ABIP’)

Certain executives of the Predecessor participated in the ABIP under which each participant received a bonus that represented a percentage of the ‘bonusable profit’ of the business for which he or she had responsibility. Bonuses were determined based on bonusable profit for the calendar year. Interim payments were made quarterly in June, September and December based on 75% of bonusable profit for the year to date and the balance of the bonus for the year was paid in March of the following year. Senior participants normally received their bonus as to four-sevenths in cash, one seventh in Bonus Shares and two-sevenths in Deferred Share Rights. Other participants normally received their bonus as to three-quarters in cash, one twelfth in Bonus Shares and one sixth in Deferred Share Rights. Bonus shares vested immediately on grant. Dividends were paid on the Bonus Shares. Deferred awards did not vest until three years after the end of the quarter to which the bonus related, subject to the participant’s continued employment by the Predecessor Group at the vesting date. If the participant ceased to be employed by the Group, the deferred awards vest, on a pro-rata basis. Dividends were not paid on the Deferred Share Rights until they had vested.

In anticipation of the Acquisition, ABIP bonuses for 2014 were settled wholly in cash.

Movements in the number of ABIP awards during the periods may be analyzed as follows:

	Predecessor 2014
	Bonus Shares Number	Deferred Share Rights Number
Outstanding at the beginning of the period	2,097	6,605
New awards issued during the period in respect of the prior period	285	571
Awards settled during the period	(2,382)	(7,176)

Outstanding at the end of the period	—	—

Just prior to closing the Acquisition, the 2014 ABIP award holders were compensated for their awards by the Predecessor Group due to the change in control. This compensation represented the bonus for the 2014 period up until the Acquisition date. As a consequence of the Acquisition, all remaining ABIP awards vested according to the terms of the original grant due to the change in control and were settled in cash.

The fair value of awards made under the ABIP was measured based on the internal valuations of the Group’s B Shares on the respective dates of the awards. The weighted average fair value of awards made under these plans during Predecessor 2014 was $3,072.50 per share. The compensation expense recognized during Predecessor 2014 in relation to these awards was $10.9 million, which included an accelerated charge of $7.5 million due to the early vesting of Deferred Share Rights as a consequence of the Acquisition.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

20. Equity

SUCCESSOR

Issuances and purchases of shares by the Company were as follows:

	Number of Shares	Value of Shares At Par Value (U.S. dollars)
As of July 3, 2014	100	$—
Issuance of Shares	319,999,900	32,000

As of January 3, 2015	320,000,000	32,000
Issuance of Shares	2,430,387	243
Purchase of Shares	(290,000)	(29)

As of January 2, 2016	322,140,387	$32,214
Issuance of Shares	220,000	22
Purchase of Shares	(406,900)	(41)

As of December 31, 2016	321,953,487	$32,195

The Company has one class of authorized and issued shares, with a par value of $0.0001. Each share carries equal voting rights but no right to fixed income.

PREDECESSOR

Issuances and purchases of ‘B’ shares by the Predecessor, Pinafore Holdings B.V., were as follows:

	Number of Shares	Value of Shares At Par Value (U.S. dollars)
As of December 31, 2013	1,087,293	$10,873
Issuance of Shares	921	9

As of July 2, 2014	1,088,214	$10,882

Pinafore Holdings B.V. had two classes of authorized and issued shares. ‘A’ shares had a par value of $3,600 and two ‘A’ shares were in issue during Predecessor 2014, for a total issued value of $7,200. ‘B’ shares had a par value of $0.01. Each share carried equal voting rights within their respective classes. ‘B’ shareholders of had no entitlement to share in the profits of Pinafore Holdings B.V., except for dividends that had been declared and in the event of its liquidation. Each of the ‘A’ Shares was entitled to a cumulative profit allocation of €1,000 in respect of the fiscal year.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

21. Analysis of accumulated other comprehensive (loss) income

Changes in accumulated other comprehensive (loss) income by component (net of tax) are as follows:

(dollars in millions)	Available-for- sale investments	Post-retirement benefit	Cumulative translation adjustment	Cash flow hedges	Total shareholders’ equity	Non- controlling interests	Total equity
As of January 2, 2016	$0.5	$(0.3)	$(737.9)	$(22.2)	$(759.9)	$(38.5)	$(798.4)

Fiscal 2016
Foreign currency translation:
—Net translation loss on foreign operations, net of tax expense of $5.6	—	—	(179.9)	—	(179.9)	(16.4)	(196.3)
—Gain on net investment hedges, net of tax benefit of $0.3	—	—	33.7	—	33.7	—	33.7

	—	—	(146.2)	—	(146.2)	(16.4)	(162.6)
Cash flow hedges (interest rate caps):
—Loss arising in the period, net of tax expense of $1.3	—	—	—	(7.0)	(7.0)	—	(7.0)
—Reclassification to net income, net of tax of $0	—	—	—	4.1	4.1	—	4.1

	—	—	—	(2.9)	(2.9)	—	(2.9)
Available-for-sale investments:
—Net unrealized loss, net of tax benefit of $0.1	(0.4)	—	—	—	(0.4)	—	(0.4)
—Reclassification to net income of gain on investments sold, net of tax of $0	(0.3)	—	—	—	(0.3)	—	(0.3)

	(0.7)	—	—	—	(0.7)	—	(0.7)
Post-retirement benefits:
—Net actuarial loss, net of tax benefit of $2.3	—	(5.9)	—	—	(5.9)	(0.5)	(6.4)
—Reclassification of actuarial gain to net income, net of tax of $0.2	—	(0.3)	—	—	(0.3)	—	(0.3)

	—	(6.2)	—	—	(6.2)	(0.5)	(6.7)

Other comprehensive loss	(0.7)	(6.2)	(146.2)	(2.9)	(156.0)	(16.9)	(172.9)

As of December 31, 2016	$(0.2)	$(6.5)	$(884.1)	$(25.1)	$(915.9)	$(55.4)	$(971.3)

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

(dollars in millions)	Available-for- sale investments	Post- retirement benefit	Cumulative translation adjustment	Cash flow hedges	Total shareholders’ equity	Non- controlling interests	Total equity
As of January 3, 2015	$0.3	$1.9	$(345.5)	$(4.5)	$(347.8)	$(18.7)	$(366.5)

Fiscal 2015
Foreign currency translation:
—Net translation gain (loss) on foreign operations, net of tax expense of $11.1	—	1.4	(365.1)	—	(363.7)	(20.0)	(383.7)
—Loss on net investment hedges, net of tax of $0	—	—	(27.3)	—	(27.3)	—	(27.3)

	—	1.4	(392.4)	—	(391.0)	(20.0)	(411.0)
Cash flow hedges (interest rate caps):
—Loss arising in the period, net of tax of $0	—	—	—	(18.4)	(18.4)	—	(18.4)
—Reclassification to net income, net of tax of $0	—	—	—	0.7	0.7	—	0.7

	—	—	—	(17.7)	(17.7)	—	(17.7)
Available-for-sale investments:
—Net unrealized gain, net of tax expense of $0.1	0.2	—	—	—	0.2	0.1	0.3

Post-retirement benefits:
—Net actuarial (loss) gain, net of tax benefit of $0.3	—	(3.0)	—	—	(3.0)	0.1	(2.9)
—Reclassification of actuarial gain to net income, net of tax benefit of $0.4	—	(0.6)	—	—	(0.6)	—	(0.6)

	—	(3.6)	—	—	(3.6)	0.1	(3.5)

Other comprehensive income (loss)	0.2	(2.2)	(392.4)	(17.7)	(412.1)	(19.8)	(431.9)

As of January 2, 2016	$0.5	$(0.3)	$(737.9)	$(22.2)	$(759.9)	$(38.5)	$(798.4)

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

(dollars in millions)	Available-for- sale investments	Post- retirement benefit	Cumulative translation adjustment	Cash flow hedges	Total shareholders’ equity	Non- controlling interests	Total equity
As of July 3, 2014	$—	$—	$—	$—	$—	$—	$—

Successor 2014
Foreign currency translation:
—Net translation loss on foreign operations, net of tax expense of $7.5	—	—	(345.5)	—	(345.5)	(18.8)	(364.3)

Cash flow hedges (interest rate caps):
—Loss arising in the period, net of tax expense respectively of $0	—	—	—	(4.5)	(4.5)	—	(4.5)

Available-for-sale investments:
—Net unrealized gain, net of tax expense of $0.2	0.3	—	—	—	0.3	0.2	0.5

Post-retirement benefits:
—Net actuarial gain (loss), net of tax expense of $3.1	—	1.9	—	—	1.9	(0.1)	1.8

Other comprehensive income (loss)	0.3	1.9	(345.5)	(4.5)	(347.8)	(18.7)	(366.5)

As of January 3, 2015	$0.3	$1.9	$(345.5)	$(4.5)	$(347.8)	$(18.7)	$(366.5)

(dollars in millions)	Available-for- sale investments	Post- retirement benefit	Cumulative translation adjustment	Total shareholders’ equity	Non- controlling interests	Total equity
As of December 31, 2013	$0.6	$(3.2)	$(30.0)	$(32.6)	$3.9	$(28.7)

Predecessor 2014
Foreign currency translation:
—Net translation gain on foreign operations, net of tax expense of ($1.1)	—	—	14.2	14.2	4.0	18.2
—Gain on net investment hedges, net of tax expense of ($0.4)	—	—	0.1	0.1	—	0.1

	—	—	14.3	14.3	4.0	18.3
Available-for-sale investments:
—Net unrealized loss, net of tax benefit of $0.1	—	—	—	—	(0.2)	(0.2)

Post-retirement benefits:
—Net actuarial (loss) gain, net of tax expense of ($0.1)	—	(1.7)	—	(1.7)	0.1	(1.6)
—Reclassification of actuarial loss to net income, net of tax expense of $0	—	(0.3)	—	(0.3)	—	(0.3)

	—	(2.0)	—	(2.0)	0.1	(1.9)

Other comprehensive (loss) income	—	(2.0)	14.3	12.3	3.9	16.2

As of July 2, 2014	$0.6	$(5.2)	$(15.7)	$(20.3)	$7.8	$(12.5)

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

22. Related party transactions

A. Entities controlled by Blackstone (SUCCESSOR)

On July 3, 2014, Blackstone Management Partners L.L.C. (“BMP”), an affiliate of Blackstone, entered into a management services agreement pursuant to which it provides Gates with consulting and other services in relation to the operations of Gates including strategic planning, marketing and financial oversight. In consideration of these oversight services, Gates has agreed to pay BMP an annual fee of 1% of a covenant EBITDA measure defined under the agreements governing our Term Loans and Senior Notes. During Fiscal 2016, Gates incurred $6.1 million, compared with $7.0 million in Fiscal 2015, in respect of these oversight services and out-of-pocket expenses, of which there was no amount owing at either December 31, 2016 or January 2, 2016. During Successor 2014, Gates incurred $3.1 million in respect of these oversight services and out-of-pocket expenses, of which there was no amount owing at January 3, 2015.

Payments for such services will continue until the first to occur of (i) July 3, 2024, (ii) the date of a first underwritten public offering of shares of the Company or any of its controlling holding companies on a national securities exchange (an ‘IPO’) and (iii) Blackstone’s stake in the Company becoming less than 10% and worth less than $25 million.

Upon an IPO, the Company and certain of its direct and indirect subsidiaries will pay to BMP a milestone payment equal to the present value of all monitoring fee payments that would otherwise have accrued and been payable through the earlier of (i) the 3rd anniversary of the date of the IPO and (ii) the tenth anniversary of the closing date of the Acquisition. At its option, BMP may choose to defer receiving this milestone payment, in which event the monitoring payments may continue.

In addition, we have entered into a Support and Services Agreement with BMP. Under this agreement, the Company and certain of its direct and indirect subsidiaries reimburse BMP for customary support services provided by Blackstone’s portfolio operations group to the Company at BMP’s direction. BMP will invoice the Company for such services based on the time spent by the relevant personnel providing such services during the applicable period and Blackstone’s allocated costs of such personnel. During the periods presented, no amounts were paid or payable by Gates under this agreement. These services will continue until our Sponsor beneficially owns less than 10% of our ordinary shares and such shares have a fair market value of less than $25 million, or such earlier date as may be chosen by BMP.

During Successor 2014, Blackstone provided certain services to the Company in connection with the acquisition including arranging and negotiating the transaction and the funding for the transaction. In consideration for those services the Company paid BMP a fee of $51.5 million and Blackstone Tactical Opportunities Advisors LLC a fee of $5.3 million.

During August 2014, Blackstone acquired an interest in Alliance Automotive Group (“Alliance”), a wholesale distributor of automotive parts in France and the United Kingdom. Subsequent to this transaction, Gates had sales of $4.2 million to affiliates of Alliance during Successor 2014. Sales by Gates to affiliates of Alliance during Fiscal 2015 and Fiscal 2016 were $11.1 million and $20.0 million, respectively.

During the periods presented, Blackstone also held an interest in Optiv Inc., an entity that supplies Gates with certain IT-related services. During Successor 2014, Fiscal 2015 and Fiscal 2016, Gates paid Optiv Inc. $0.1 million, $0.2 million and $1.2 million, respectively.

B. Entities controlled by the members of Pinafore Coöperatief U.A. (PREDECESSOR)

Onex Partners Manager LP

On September 27, 2010, Onex Partners Manager LP (‘Onex’) entered into a management services agreement pursuant to which it provided Gates Acquisitions Limited, a subsidiary of Gates, with advisory, consulting and

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

other services in relation to the operations of Gates Acquisitions Limited and its subsidiaries including strategic planning, marketing and financial oversight. In consideration of these oversight services, Gates Acquisitions Limited agreed to pay Onex (or such other party as is designated by Onex) a fee of $1.8 million per annum plus reasonable out-of-pocket expenses. During Predecessor 2014, Gates Acquisitions Limited incurred $0.9 million in respect of these oversight services and out-of-pocket expenses.

It was further acknowledged and agreed that, from time to time, Onex may be requested to provide consulting and other services to Gates Acquisitions Limited, including in relation to acquisitions and disposals or the sale of debt or equity interests in or any similar financing transactions. During Predecessor 2014, there were no amounts payable in respect of such additional services.

As of July 3, 2014, Onex was no longer a related party to Gates.

CPPIB Equity Investments Inc.

On September 27, 2010, CPPIB Equity Investments Inc. (‘CPPIB’) entered into a management services agreement pursuant to which it provided Gates Acquisitions Limited with advisory, consulting and other services in relation to the operations of Gates Acquisitions Limited and its subsidiaries including strategic planning, marketing and financial oversight. In consideration of these oversight services, Gates Acquisitions Limited agreed to pay CPPIB (or such other party as is designated by CPPIB) a fee of $1.2 million per annum plus reasonable out-of-pocket expenses. During Predecessor 2014, Gates Acquisitions Limited accrued and paid $0.6 million in respect of these oversight services and out-of-pocket expenses.

It was further acknowledged and agreed that, from time to time, CPPIB may be requested to provide consulting and other services to Gates Acquisitions Limited, including in relation to acquisitions and disposals or the sale of debt or equity interests in or any similar financing transactions. During Predecessor 2014, there were no amounts payable in respect of such additional services.

As of July 3, 2014, CPPIB was no longer a related party to Gates.

C. Equity method investees

Sales to and purchases from equity method investees were as follows:

(dollars in millions)	Fiscal 2016	Fiscal 2015	Successor 2014	Predecessor 2014
Sales	$2.3	$2.9	$1.5	$1.7
Purchases	$(9.7)	$(10.8)	$(5.7)	$(5.9)

Amounts outstanding in respect of these transactions were payables of $0.3 million as of December 31, 2016, compared with $0.5 million as of January 2, 2016.

D. Non-Gates entities controlled by non-controlling shareholders

Sales to and purchases from non-Gates entities controlled by non-controlling shareholders were as follows:

(dollars in millions)	Fiscal 2016	Fiscal 2015	Successor 2014	Predecessor 2014
Sales	$49.3	$42.4	$22.3	$23.4
Purchases	$(23.3)	$(20.0)	$(13.5)	$(14.0)

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

Amounts outstanding in respect of these transactions were as follows:

(dollars in millions)	As of December 31, 2016	As of January 2, 2016
Receivables	$3.6	$4.2
Payables	$(3.3)	$(2.0)

23. Commitments

A. Leases

Future minimum lease payments under operating and capital leases that had initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2016 were as follows:

(dollars in millions)	Operating	Capital	Total
Fiscal year
2017	$27.8	$0.3	$28.1
2018	19.6	0.3	19.9
2019	10.9	0.3	11.2
2020	9.2	0.3	9.5
2021	7.2	0.3	7.5
Thereafter	67.8	0.3	68.1

Total minimum payments	$142.5	$1.8	$144.3

Minimum payments have not been reduced by minimum sublease rental income of $5.6 million as of December 31, 2016, compared with $8.9 million as of January 2, 2016, due in the future under non-cancelable subleases.

The rental expense recognized in respect of assets held under operating leases was as follows:

(dollars in millions)	Fiscal 2016	Fiscal 2015	Successor 2014	Predecessor 2014
Minimum payments	$35.0	$37.0	$18.8	$22.1
Less: Sublease rentals	(3.5)	(3.4)	(1.3)	(1.7)

	$31.5	$33.6	$17.5	$20.4

No arrangements have been entered into for contingent rental payments.

B. Capital and other commitments

As of December 31, 2016, Gates had entered into contractual commitments for the purchase of property, plant and equipment amounting to $9.9 million, compared with $11.1 million as of January 2, 2016, and for the purchase of non-integral computer software amounting to $6.9 million, compared with $1.1 million as of January 2, 2016. As of December 31, 2016, Gates had entered into contractual commitments for non-capital items such as raw materials and supplies amounting to $14.3 million, compared with $7.9 million as of January 2, 2016.

C. Letters of credit

As of December 31, 2016, Gates’ revolving credit facilities of $450.0 million, compared with $450.0 million as of January 2, 2016, were undrawn for cash but there were letters of credit outstanding against the asset-backed

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the consolidated financial statements (continued)

revolving facility amounting to $54.3 million, compared with $49.7 million as of January 2, 2016. Also, Gates had outstanding performance bonds, letters of credit and bank guarantees amounting to $3.2 million, compared with $24.1 million as of January 2, 2016, in addition to those outstanding under the asset-backed revolver.

D. Company–owned life insurance policies

Gates is the beneficiary of a number of corporate-owned life assurance policies against which it borrows from the relevant life assurance company. As of December 31, 2016, the surrender value of the policies was $906.3 million, compared with $884.3 million as of January 2, 2016, and the amount outstanding on the related loans was $904.1 million, compared with $882.2 million as of January 2, 2016. For financial reporting purposes, these amounts are offset and the net receivable of $2.2 million, compared with $2.1 million as of January 2, 2016, is included in other receivables.

24. Contingencies

Gates is, from time to time, party to general legal proceedings and claims, which arise in the ordinary course of business. Gates is also, from time to time, party to legal proceedings and claims in respect of environmental obligations, product liability, intellectual property and other matters which arise in the ordinary course of business and against which management believes Gates has meritorious defenses available.

While it is not possible to quantify the financial impact or predict the outcome of all pending claims and litigation, management does not anticipate that the outcome of any current proceedings or known claims, either individually or in aggregate, will materially affect Gates’ financial position, results of operations or cash flows.

25. Subsequent Events

During March and April 2017, Gates completed several refinancing transactions to re-price the Euro Term Loans, extend the maturities of certain debt tranches and to raise additional debt to repay existing debt. In March 2017, $150.0 million of new Dollar Senior Notes was raised and in April 2017 an additional €466.2 million was raised under the Euro Term Loan facility. The proceeds from these transactions were used in April 2017 to repay $650.0 million of the existing Dollar Term Loan, keeping the refinancing transactions leverage neutral.

In June 2017, Gates finalized the purchase of 100% of GTF Engineering and Services UK Limited, the owner of the majority of the net assets of Techflow Flexibles, for $36.7 million. Techflow Flexibles is a fully integrated engineering, manufacturing and commercial operation based in the United Kingdom that specializes in high-pressure flexible hoses. With this acquisition, Gates’ portfolio of products now provides nearly complete coverage of high-performance land and off-shore oil and gas applications.

In September 2017, Gates completed an annuity purchase for most of the retirees in its largest U.S. defined benefit pension plan. The $154.0 million purchase price, funded from plan assets, settled $155.1 million of the pension benefit obligation. The net post-retirement benefit obligation has therefore reduced by $1.1 million.

On October 2, 2017 Gates completed the acquisition of Atlas Hydraulics for 100 million Canadian dollars (approximately $80 million). Atlas Hydraulics is a fully-integrated product engineering, manufacturing, and commercial business headquartered in Ontario, Canada. With locations in Canada, the U.S. and Mexico, the company specializes in the design, manufacture, and supply of hydraulic tube and hose assemblies.

Apart from the above, no other subsequent events or transactions that warrant disclosure have been identified during the period from January 1, 2017 to November 15, 2017.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Condensed consolidated statements of operations

(unaudited)

(dollars in millions, except for per share amounts)	Nine months ended September 30, 2017	Nine months ended October 1, 2016
Net sales	$2,259.9	$2,079.3
Cost of sales	(1,343.9)	(1,262.9)

Gross profit	916.0	816.4
Selling, general and administrative expenses	(586.1)	(570.0)
Transaction-related costs	(11.3)	—
Impairments	—	(1.4)
Restructuring expenses	(8.3)	(8.0)
Other operating income	0.1	0.3

Operating income from continuing operations	310.4	237.3
Interest expense	(179.0)	(162.4)
Other (expense) income	(46.1)	5.3

Income from continuing operations before taxes	85.3	80.2
Income tax expense	(32.9)	(15.1)
Equity in net income of equity method investees, net of tax expense respectively of $0 and $0	—	0.1

Net income from continuing operations	52.4	65.2
Gain on disposal of discontinued operations, net of tax expense respectively of $0 and $0.7	0.1	3.8

Net income	52.5	69.0
Non-controlling interests	(20.0)	(21.2)

Net income attributable to shareholders	$32.5	$47.8

Earnings per share
Basic
Earnings per share from continuing operations	$0.10	$0.14
Earnings per share from discontinued operations	—	0.01

Net income per share	$0.10	$0.15

Diluted
Earnings per share from continuing operations	$0.10	$0.14
Earnings per share from discontinued operations	—	0.01

Net income per share	$0.10	$0.15

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Condensed consolidated statements of comprehensive income

(unaudited)

(dollars in millions)	Nine months ended September 30, 2017	Nine months ended October 1, 2016
Net income	$52.5	$69.0

Other comprehensive income (loss)
Foreign currency translation:
– Net translation gain on foreign operations, net of tax benefit (expense) respectively of $13.7 and ($0.3)	280.4	0.3
– Loss on net investment hedges, net of tax expense respectively of $0 and $0	(90.9)	(21.1)

Total foreign currency translation movements	189.5	(20.8)
Cash flow hedges (interest rate caps):
– Loss arising in the period, net of tax expense respectively of $0 and $0	(6.4)	(19.9)
– Reclassification to net income, net of tax expense respectively of ($1.4) and $0	7.0	3.3

Total cash flow hedges movement	0.6	(16.6)
Available-for-sale investments:
– Net unrealized loss, net of tax benefit respectively of $0 and $0.2	0.1	(1.0)
– Reclassification to net income of the gain on investments sold, net of tax expense respectively of $0 and $0	—	(0.3)

Total available-for-sale investment movement	0.1	(1.3)
Post-retirement benefits:
– Reclassification of actuarial loss (gain) to net income, net of tax (expense) benefit respectively of ($1.1) and $0.2	2.1	(0.2)

Other comprehensive income (loss)	192.3	(38.9)

Comprehensive income for the period	244.8	30.1

Comprehensive income (loss) attributable to shareholders:
– Arising from continuing operations	205.6	(6.1)
– Arising from discontinued operations	0.1	3.8

	205.7	(2.3)
Comprehensive income attributable to non-controlling interests	39.1	32.4

	$244.8	$30.1

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Condensed consolidated balance sheets

(unaudited)

(dollars in millions)	As of September 30, 2017	As of December 31, 2016
Assets
Current assets
Cash and cash equivalents	$528.4	$527.2
Restricted cash	1.6	1.6
Trade accounts receivable, net	745.5	650.5
Inventories	448.3	366.9
Prepaid expenses and other assets	89.7	78.5

Total current assets	1,813.5	1,624.7

Non-current assets
Property, plant and equipment, net	637.4	599.6
Goodwill	2,067.2	1,912.3
Pension surplus	46.8	42.1
Intangible assets, net	2,137.6	2,144.1
Other non-current assets	53.6	60.5

Total assets	$6,756.1	$6,383.3

Liabilities and equity
Current liabilities
Bank overdrafts	$0.6	$0.3
Debt, current portion	32.7	46.6
Trade accounts payable	363.2	313.1
Accrued expenses	122.8	109.5
Other current liabilities	115.6	110.0

Total current liabilities	634.9	579.5

Non-current liabilities
Debt, less current portion	3,882.8	3,790.0
Post-retirement benefit obligations	169.4	171.6
Taxes payable	83.8	95.0
Deferred income taxes	629.2	652.3
Other non-current liabilities	58.8	26.5

Total liabilities	5,458.9	5,314.9

Commitments and contingent liabilities (see note 16)

Shareholders’ equity
Shares, par value of $0.0001 each - authorized shares: 1,000,000,000; outstanding shares: 321,752,488 (December 31, 2016: authorized shares: 1,000,000,000; outstanding shares: 321,953,487)	—	—
Additional paid in capital	1,628.5	1,625.0
Treasury stock, at cost, 1,002,900 and 696,900 shares	(5.1)	(3.5)
Accumulated other comprehensive loss	(742.7)	(915.9)
Retained profit (deficit)	18.2	(14.3)

Total shareholders’ equity	898.9	691.3
Non-controlling interests	398.3	377.1

Total equity	1,297.2	1,068.4

Total liabilities and equity	$6,756.1	$6,383.3

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Condensed consolidated statements of cash flows

(unaudited)

(dollars in millions)	Nine months ended September 30, 2017	Nine months ended October 1, 2016
Cash flows from operating activities
Net income	$52.5	$69.0
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	158.2	188.6
Impairment of intangibles and other assets	0.1	1.4
Gain on disposal of businesses	0.1	(3.1)
Loss on sale of property, plant and equipment	1.1	0.3
Non-cash foreign currency loss on net debt and debt hedging instruments	47.6	—
Other net non-cash financing costs	39.2	14.1
Gain on disposal of available-for-sale securities	—	(0.3)
Share-based compensation expense	2.9	3.3
Decrease in post-employment benefit obligations (net)	(5.6)	(3.6)
Deferred income taxes	(37.0)	(34.8)
Other operating activities	0.4	0.2
Changes in operating assets and liabilities, net of effects of acquisitions:
– Increase in accounts receivable	(68.6)	(66.9)
– (Increase) decrease in inventories	(55.8)	6.1
– Increase in prepaid expenses and other assets	(5.2)	(9.1)
– Increase in accounts payable	30.1	16.4
– Increase in taxes payable	6.6	23.7
– Decrease increase in other liabilities	(24.0)	(4.9)

Net cash provided by operating activities	142.6	200.4

Cash flows from investing activities
Purchases of property, plant and equipment	(57.8)	(40.3)
Purchases of intangible assets	(6.9)	(2.7)
Proceeds from the sale of property, plant and equipment	1.9	4.3
Adjustments to proceeds from the sale of disposed businesses	(0.3)	(0.6)
Proceeds from the sale of investments	—	0.7
Purchase of businesses	(36.7)	—
Decrease in restricted cash	—	2.6

Net cash used in investing activities	(99.8)	(36.0)

Cash flows from financing activities
Issue of share capital	0.6	0.9
Buy-back of share capital	(1.6)	(1.5)
Draw down of debt	644.7	—
Repayment of debt	(670.1)	(60.6)
Financing costs paid	(17.4)	—
Receipts (payments) on foreign currency derivatives	3.6	(1.9)
Dividends paid to non-controlling interests	(17.9)	(31.4)
Other financing activities	(0.1)	(0.1)

Net cash used in financing activities	(58.2)	(94.6)
Effect of exchange rate changes on cash and cash equivalents	16.6	3.4

Net increase in cash and cash equivalents	1.2	73.2
Cash and cash equivalents at beginning of period	527.2	335.7

Cash and cash equivalents at the end of the period	$528.4	$408.9

Supplemental schedule of cash flows
Interest paid	$(169.2)	$(168.3)
Income taxes paid, net	$(64.9)	$(26.2)
Accrued capital expenditure at the period end	$(1.9)	$—

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Condensed consolidated statements of shareholders’ equity

(unaudited)

(dollars in millions)	Additional paid-in-capital	Treasury stock	Accumulated other comprehensive (loss) income	Retained (deficit) earnings	Total shareholders’ Equity	Non- controlling interests	Total equity
As of December 31, 2016	$1,625.0	$(3.5)	$(915.9)	$(14.3)	$691.3	$377.1	$1,068.4

Nine months ended September 30, 2017
Net income	—	—	—	32.5	32.5	20.0	52.5
Other comprehensive income	—	—	173.2	—	173.2	19.1	192.3

Total comprehensive income	—	—	173.2	32.5	205.7	39.1	244.8

Other changes in equity:
– Issue of shares to management	0.6	—	—	—	0.6	—	0.6
– Buy-back of shares from management	—	(1.6)	—	—	(1.6)	—	(1.6)
– Share-based incentives, net of tax benefit of $0	2.9	—	—	—	2.9	—	2.9
– Dividends paid or payable to non-controlling interests	—	—	—	—	—	(17.9)	(17.9)

As of September 30, 2017	$1,628.5	$(5.1)	$(742.7)	$18.2	$898.9	$398.3	$1,297.2

(dollars in millions)	Additional paid-in-capital	Treasury stock	Accumulated other comprehensive loss	Retained (deficit) earnings	Total shareholders’ equity	Non- controlling interests	Total equity
As of January 2, 2016	$1,619.7	$(1.5)	$(759.9)	$(72.0)	$786.3	$406.3	$1,192.6

Nine months ended October 1, 2016
Net income	—	—	—	47.8	47.8	21.2	69.0
Other comprehensive (loss) income	—	—	(50.1)	—	(50.1)	11.2	(38.9)

Total comprehensive (loss) income	—	—	(50.1)	47.8	(2.3)	32.4	30.1

Other changes in equity:
– Issue of shares to management	0.9	—	—	—	0.9	—	0.9
– Buy-back of shares from management	—	(1.5)	—	—	(1.5)	—	(1.5)
– Share-based incentives, net of tax benefit of $0	3.3	—	—	—	3.3	—	3.3
– Dividends paid or payable to non-controlling interests	—	—	—	—	—	(31.4)	(31.4)

As of October 1, 2016	$1,623.9	$(3.0)	$(810.0)	$(24.2)	$786.7	$407.3	$1,194.0

The accompanying notes form an integral part of these unaudited condensed consolidated financial statements.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the condensed consolidated financial statements

1. Background and basis of preparation

A. Background

Omaha Topco Ltd. (‘the Company’) was incorporated in the Cayman Islands on May 12, 2014 by investment funds affiliated with The Blackstone Group L.P. (‘Blackstone’).

In these condensed consolidated financial statements, all references to ‘Gates’, the ‘Group’, ‘we’, ‘us’, ‘our’ refer, unless the context requires otherwise, to the Company and its subsidiaries.

Gates manufactures a wide range of power transmission and fluid power products and components for a large variety of industrial and automotive applications, both in the aftermarkets and first-fit channels, throughout the world.

B. Accounting periods

These condensed consolidated financial statements cover the 272 day period from January 1, 2017 to September 30, 2017, with comparative information for the 272 day period from January 3, 2016 to October 1, 2016.

The Company’s year end is the Saturday closest to December 31.

C. Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (‘U.S. GAAP’) and are presented in U.S. dollars unless otherwise indicated. They contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the Company’s financial position as of September 30, 2017 and the results of its operations and cash flows for the periods ended September 30, 2017 and October 1, 2016. Interim period results are not necessarily indicative of the results to be expected for the full fiscal year.

These condensed consolidated financial statements are unaudited and have been prepared on substantially the same basis as Gates’ audited annual consolidated financial statements and related notes for the year ended December 31, 2016. The condensed consolidated balance sheet as of December 31, 2016 has been derived from those audited financial statements.

The accounting policies used in preparing these condensed consolidated financial statements are the same as those applied in the prior year, except for the adoption of the following new Accounting Standard Updates (‘ASU’) at the beginning of 2017, all of which were adopted using the method prescribed by the respective ASU:

•	ASU 2015-02 ‘Consolidation’ (Topic 810): Amendments to the Consolidation Analysis

•	ASU 2015-16 ‘Business Combinations’ (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments

•	ASU 2016-09 ‘Compensation – Stock Compensation’ (Topic 718): Improvements to Employee Share-based Payment Accounting

•	ASU 2017-04 ‘Intangibles – Goodwill and Other’ (Topic 350): Simplifying the Test for Goodwill Impairment

In January 2017, the Financial Accounting Standards Board (‘FASB’) issued ASU 2017-04 which eliminates step 2 of the Goodwill impairment test. Instead, an entity should perform its goodwill impairment

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the condensed consolidated financial statements (continued)

test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value (but the loss recognized may not exceed the total amount of goodwill allocated to that reporting unit). The ASU is effective for fiscal years and interim periods beginning after December 15, 2019. We have early adopted this pronouncement on a prospective basis.

The above accounting updates have not had and we believe will not have a significant impact on Gates’ consolidated financial statements.

These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes for the year ended December 31, 2016, prepared in accordance with U.S. GAAP, included elsewhere in this prospectus.

2. Recently issued accounting pronouncements

Listed within the consolidated financial statements included elsewhere in this prospectus are accounting pronouncements that are relevant to Gates’ operations but which the Company has not yet adopted. The following new accounting pronouncements issued in 2017, and updates to accounting pronouncements issued in previous years, are also relevant to Gates’ operations but have not yet been adopted.

ASU 2017-01 ‘Business Combinations’ (Topic 805): Clarifying the definition of a business

In January 2017, the FASB issued an ASU which better defines a business as having three elements: inputs, processes and outputs.

The ASU is effective for fiscal years beginning after December 15, 2017 and interim periods within fiscal years beginning after December 15, 2017. We do not expect any impact on our consolidated financial statements from adopting this standard update, but it may affect the recognition and measurement of entities acquired in the future.

ASU 2017-07 ‘Compensation- Retirement Benefits’ (Topic 715): Improving the Presentation of Net Periodic Pension Costs and Net Periodic Postretirement Benefit Cost

In March 2017, the FASB issued an ASU which requires that an employer report the service cost component of its net periodic pension and postretirement costs in the same line item as other compensation costs arising from services rendered by the relevant employees during the period. The other components of net periodic benefit cost (which include the interest cost, actual return on plan assets, and the amortization of any prior service cost or credit and prior actuarial gains or losses) are required to be presented in the income statement separately from the service cost component and outside of operating income. If a separate line item is used to present these other components of net periodic benefit cost, that line item must be appropriately described. If a separate line item is not used, an entity should disclose the line item in the income statement in which these other components are included.

The ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We expect the adoption of this standard update to affect the disclosure and presentation of our net periodic benefit costs, but we have not yet quantified the impact to our financial statements.

ASU 2017-09 ‘Stock Compensation’ (Topic 718): Scope of Modification Accounting

In May 2017, the FASB issued an ASU which clarifies when an entity should apply modification accounting by providing guidance on which changes to the terms or conditions of a stock compensation award will require modification accounting.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the condensed consolidated financial statements (continued)

The ASU is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. The amendments in this standard update should be applied prospectively. We do not expect any impact on our consolidated financial statements of adopting this standard update, but it may affect the recognition and measurement of stock compensation in the future should we modify our stock compensation plan.

ASU 2017-12 ‘Derivatives and Hedging’ (Topic 815): Targeted Improvements to Accounting for Hedging Activities

In August 2017, the FASB issued an ASU with the objective of improving the financial reporting of hedging relationships to better portray the economic results of an entity’s risk management activities in its financial statements. The amendments in ASU 2017-12 require an entity to present the earnings effect of the hedging instrument in the same income statement line item in which the earnings effect of the hedged item is reported. The new approach no longer separately measures and reports hedge ineffectiveness.

The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2018. Early adoption is permitted in any interim period after issuance of ASU 2017-12. An entity should apply a cumulative-effect adjustment related to eliminating the separate measurement of ineffectiveness to accumulated OCI and retained earnings as of the beginning of the fiscal year that the entity adopts. The amended presentation and disclosure guidance is required only prospectively. We expect the adoption of this standard update to affect the disclosure and presentation of our derivative and hedging activities, but we have not yet quantified the impact to our financial statements.

ASU 2014-09 ‘Revenue From Contracts With Customers’ (Topic 606): Revenue Recognition

ASU 2016-08 ‘Revenue from Contracts with Customers’ (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)

ASU 2016-10 ‘Revenue from Contracts with Customers’ (Topic 606): Identifying Performance Obligations and Licensing

ASU 2016-12 ‘Revenue from Contracts with Customers’ (Topic 606): Narrow-Scope Improvements and Practical Expedients

ASU 2017-13 ‘Revenue From Contracts With Customers’ (Topic 606): Amendments to SEC Paragraphs

In May 2014, the FASB issued an ASU providing new guidance on the requirements for revenue recognition. The standard update provides a single principles-based, five-step model to be applied to all contracts with customers. The five steps are: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation. The ASU also sets out requirements to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. These disclosures include qualitative and quantitative information about an entity’s contracts with customers, significant judgments, and changes in those judgments, made in applying the standard to such contracts, and any assets recognized from the costs to obtain or fulfill a contract with a customer.

This ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period.

To assess the impact of the new guidance and to implement identified changes, Gates has established a cross functional implementation team, which includes representatives from all of our business segments. We utilized a bottoms-up approach to analyze the impact of the new standard on our contracts with customers by reviewing our

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the condensed consolidated financial statements (continued)

current accounting policies and practices to identify potential differences that would result from applying the requirements of the new standard to revenues arising from such contracts. In addition, we are in the process of identifying the appropriate changes to our business processes, systems and controls to support recognition and disclosure under the standard upon adoption.

While we are continuing to assess all potential impacts of the new standard, we currently believe the most significant impact will be in relation to warranty reserves, primarily because of the identification of a separate performance obligation in relation to warranties offered or implied on certain products, resulting in a reduction in the revenue recognized at the time of the sale.

We have completed our initial impact assessment, which is based on a review of sample contracts representative of the range of our existing contracts. During the remainder of 2017, Gates will continue to finalize the initial impact assessment and design and implement changes to processes, systems and internal controls to be in a position to report under the new accounting standard upon adoption in the first quarter of 2018.

The new guidance will be effective for Gates at the beginning of 2018, and will supersede the current revenue recognition guidance, including industry-specific guidance. Entities have the option of using either a full retrospective or modified retrospective approach for the adoption of the standard. We currently anticipate adopting the standard at the beginning of 2018, using the modified retrospective method. We believe ASU 2017-13 will not have a material impact to our financial statements.

ASU 2016-02 ‘Leases (Topic 842)’

In February 2016, the FASB issued an ASU which introduces a lessee model that will bring most leases of property, plant and equipment onto the balance sheet. It requires a lessee to recognize a lease obligation (present value of future lease payments) and also a ‘right of use asset’ for all leases, although certain short-term leases are exempted from the standard. The ASU introduces two models for the subsequent measurement of the lease asset and liability, depending on whether the lease qualifies as a ‘finance lease’ or an ‘operating lease’. This distinction focuses on whether or not effective control of the asset is being transferred from the lessor to the lessee.

The ASU is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The impact on our consolidated financial statements of adopting this standard update, which will affect the recognition, measurement and presentation of leases, is expected to be material given the number and value of leases held. In 2017, we commenced our assessment of the impacts on our business of this ASU but this assessment is not yet finalized and we continue to evaluate the impacts.

3. Acquisitions

Description and financial effect of acquisitions

In June 2017, Gates purchased 100% of GTF Engineering and Services UK Limited, the owner of the majority of the net assets of Techflow Flexibles, for $36.7 million. Techflow Flexibles is a fully integrated engineering, manufacturing and commercial operation based in the United Kingdom that specializes in high-pressure flexible hoses. With this acquisition, Gates’ portfolio of products now provides nearly complete coverage of high-performance land and off-shore applications.

Gates incurred costs related to the acquisition of $1.5 million, which are all included in the transaction-related costs line in the statement of operations.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the condensed consolidated financial statements (continued)

The following is Omaha Topco Ltd.’s preliminary record of net assets acquired:

(dollars in millions)
Assets acquired
Accounts receivable	$1.7
Inventories	5.1
Prepaid expenses and other receivables	1.7
Property, plant and equipment	11.3
Intangible assets	9.0

Total assets	28.8

Liabilities acquired
Accounts payable	2.6
Accrued expenses	4.8
Other current liabilities	0.3
Taxes payable	1.9

Total liabilities	9.6

Net assets acquired	$19.2

Provisional goodwill has been recognized as follows:

(dollars in millions)
Consideration	$36.7
Net assets acquired	(19.2)

Provisional goodwill	$17.5

The provisional goodwill of $17.5 million arising from the acquisition relates largely to the expected enhancement to Gates’ ability to make and supply long-length and large-diameter hoses, primarily for the oil & gas exploration and production industries. None of the provisional goodwill recognized is expected to be deductible for income tax purposes.

The acquisition accounting for inventories, property, plant and equipment, intangible assets and related tax balances had not been completed as of the date of issue of these condensed consolidated financial statements and the values associated with the acquisition accounting are therefore still subject to change. Goodwill is accordingly provisional pending the finalization of the valuation of these net assets.

Pro forma information has not been presented for this acquisition due to its size relative to Gates.

4. Segment information

A. Background

ASC 280 ‘Segment Reporting’ requires segment information provided in the consolidated financial statements to reflect the information that was provided to the chief operating decision maker for the purposes of making decisions about allocating resources and in assessing the performance of each segment. The chief executive officer (‘CEO’) of Gates serves as the chief operating decision maker.

The segment information provided in these consolidated financial statements reflects the information that is used by the chief operating decision maker for the purposes of making decisions about allocating resources and in assessing the performance of each segment. These decisions are based on net sales and Adjusted EBITDA (defined below).

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the condensed consolidated financial statements (continued)

B. Operating segments

Gates manufactures a wide range of power transmission and fluid power products and components for a large variety of industrial and automotive applications, both in the aftermarkets and first-fit channels, throughout the world.

During 2016 and 2017, Gates has been transitioning its operations to align around its two primary product line businesses, Power Transmission and Fluid Power, including reorganizing the management team roles and responsibilities, introducing global product management functions, centralizing cost functions, implementing new processes and systems, and changing internal reports presented to the chief operating decision maker to reflect this strategic re-focus on product lines. This change in the way in which the Company is managed has necessitated a change in Gates’ reportable operating segments from regional segments to product line segments. This change became effective in the third quarter of 2017. As a consequence, segment information in these financial statements has been presented on the new product line basis. Information for the nine months ended October 1, 2016 has been retrospectively recast to reflect this change.

Our reportable segments are now identified on the basis of our primary product lines, as this is the basis on which information is now provided to the CEO for the purposes of allocating resources and assessing the performance of Gates’ businesses. Our operating and reporting segments are therefore Power Transmission and Fluid Power.

C. Measure of segment profit or loss

The CEO uses Adjusted EBITDA, as defined below, to measure the profitability of each segment. Adjusted EBITDA is, therefore, the measure of segment profit or loss presented in Gates’ segment disclosures.

‘EBITDA’ represents net income for the period before net finance costs, income taxes, depreciation and amortization derived from financial information prepared in accordance with U.S. GAAP. Adjusted EBITDA represents EBITDA before specific items that are considered to hinder comparison of the performance of our businesses either year-over-year or with other businesses. During the periods presented, the specific items excluded from EBITDA in computing Adjusted EBITDA primarily included:

•	the non-cash compensation charge in relation to share-based compensation;

•	transaction-related costs incurred in business combinations and major corporate transactions;

•	impairments, comprising impairments of goodwill and significant impairments or write downs of other assets;

•	net interest relating to post-retirement benefit obligations, significant lump-sum settlements and the amortization of prior period actuarial gains and losses;

•	restructuring costs;

•	the net gain or loss on disposals and on the exit of businesses; and

•	fees paid to Blackstone for monitoring, advisory and consulting services.

Segment asset information is not provided to the chief operating decision maker and therefore segment asset information has not been presented. Due to the nature of Gates’ operations, cash generation and profitability are viewed as the key measures rather than an asset base measure.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the condensed consolidated financial statements (continued)

D. Net sales and Adjusted EBITDA – continuing operations

	Net Sales
(dollars in millions)	Nine months ended September 30, 2017	Nine months ended October 1, 2016
Power Transmission	$1,496.3	$1,407.3
Fluid Power	763.6	672.0

Continuing operations	$2,259.9	$2,079.3

	Adjusted EBITDA
(dollars in millions)	Nine months ended September 30, 2017	Nine months ended October 1, 2016
Power Transmission	$342.4	$313.5
Fluid Power	153.7	133.5

Continuing operations	$496.1	$447.0

Sales between reporting segments and the impact of such sales on Adjusted EBITDA for each segment are not included in internal reports presented to the CEO and have therefore not been included above.

Reconciliation of Adjusted EBITDA to net income from continuing operations:

(dollars in millions)	Nine months ended September 30, 2017	Nine months ended October 1, 2016
Adjusted EBITDA	$496.1	$447.0
Depreciation and amortization	(158.2)	(188.6)
Share-based compensation	(2.9)	(3.3)
Transaction-related costs (1)	(11.3)	—
Impairments	—	(1.4)
Benefit from sale of inventory impaired in a prior period (2)	—	0.6
Restructuring expenses	(8.3)	(8.0)
Adjustments relating to post-retirement benefits	(0.6)	(4.8)
Other operating income	0.1	0.3
Sponsor fees	(4.5)	(4.5)

Operating income from continuing operations	310.4	237.3
Interest expense	(179.0)	(162.4)
Other (expense) income	(46.1)	5.3

Income before income taxes	85.3	80.2
Income tax expense	(32.9)	(15.1)
Equity in net income of equity method investees, net of tax	—	0.1

Net income from continuing operations	$52.4	$65.2

(1)

Transaction-related costs incurred during the first nine months of 2017 included $4.3 million related to payments made on resolution of certain contingencies that affected the purchase price paid by Blackstone on acquiring Gates in July 2014 and $2.0 million related to professional fees incurred as part of the debt

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the condensed consolidated financial statements (continued)

refinancing initiated during March 2017. The remainder of the costs related to acquisition activities including the acquisitions of Techflow Flexibles and Atlas Hydraulics. Please refer to Note 19 in these condensed consolidated financial statements.
(2)	This benefit relates to inventory sold during second quarter of 2016 that had been previously impaired as part of a restructuring initiative. The initial impairment was excluded from Adjusted EBITDA when it was recognized in 2015. For consistency, the recovery in the value of the inventory through its sale has therefore also been excluded from Adjusted EBITDA, to the extent of the original impairment recognized on the inventory sold.

5. Restructuring initiatives

Gates continues to undertake various restructuring activities to streamline its operations, consolidate and take advantage of available capacity and resources, and ultimately achieve net cost reductions. Restructuring activities include efforts to integrate and rationalize Gates’ businesses and to relocate manufacturing operations to lower cost locations. A majority of the accrual for restructuring costs is expected to be utilized during 2018.

Restructuring costs of $8.3 million were recognized during the nine months ended September 30, 2017, including $6.1 million in relation to severance costs, largely in the U.S., Europe and China. Restructuring costs of $8.0 million were recognized during the nine months ended October 1, 2016, including $7.3 million in relation to severance costs, largely in North America and Europe.

Restructuring costs recognized in the condensed consolidated statements of operations for each segment were as follows:

(dollars in millions)	Nine months ended September 30, 2017	Nine months ended October 1, 2016
Power Transmission	$5.6	$4.2
Fluid Power	2.7	3.8

Continuing operations	$8.3	$8.0

The following summarizes the restructuring reserves activity for the periods presented:

(dollars in millions)	Nine months ended September 30, 2017	Nine months ended October 1, 2016
Balance as of the beginning of the period	$5.0	$5.7
Charge for the period	6.5	6.6
Utilized during the period	(7.1)	(6.6)
Released during the period	(0.1)	(0.8)
Foreign currency translation	0.1	—

Balance as of the end of the period	$4.4	$4.9

Restructuring reserves are included in the accompanying condensed consolidated balance sheet as follows:

(dollars in millions)	As of September 30, 2017	As of October 1, 2016
Other current liabilities	$3.9	$4.4
Other non-current liabilities	0.5	0.5

	$4.4	$4.9

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the condensed consolidated financial statements (continued)

6. Income taxes

For interim income tax reporting Gates estimates its annual effective tax rate and applies this effective tax rate to its year to date pre-tax income. The tax effects of unusual or infrequently occurring items, including the effects of changes in tax laws or rates, are reported in the interim period in which they occur.

For the nine months ended September 30, 2017, the Company had income tax expense of $32.9 million on pre-tax income of $85.3 million, resulting in an effective income tax rate of 38.6% compared with an income tax expense of $15.1 million on pre-tax income of $80.2 million, which resulted in an effective income tax rate of 18.8% for the nine months ended October 1, 2016. The increase in the effective tax rate for fiscal year 2017 is primarily the result of our geographical mix of earnings, the buyout of one of the U.S. pension plans, and changes in valuation allowances of $14.5 million. In fiscal year 2016 the company recognized tax benefits related to the release of uncertain tax positions, tax law changes, and non-taxable debt forgiveness income of $5.5 million.

7. Earnings per share

Basic income per share represents net income divided by the weighted average number of shares outstanding during the fiscal year. Diluted income per share considers the effect of potential shares, unless the inclusion of the potential shares would have an anti-dilutive effect. The treasury stock method is used to determine the potential dilutive shares resulting from assumed exercises of equity related instruments.

The computation of net income per share is presented below:

	Nine months ended September 30, 2017	Nine months ended October 1, 2016
Net income attributable to shareholders of Omaha Topco Ltd. (in millions)	$32.5	$47.8

Weighted average number of shares outstanding	321,832,684	322,040,725
Dilutive effect of share-based awards	6,290,702	1,724,819

Diluted weighted average number of shares outstanding	328,123,386	323,765,544

Basic net income per share	$0.10	$0.15
Diluted net income per share	$0.10	$0.15

For the nine months ended September 30, 2017, shares totaling 268,608, compared with 5,626,281 shares for the nine months ended October 1, 2016, were excluded from the diluted income per share calculation because they were anti-dilutive.

8. Inventories

(dollars in millions)	As of September 30, 2017	As of December 31, 2016
Raw materials and supplies	$118.2	$92.6
Work in progress	29.2	23.7
Finished goods	300.9	250.6

Total inventories	448.3	366.9
Less excess of FIFO over LIFO cost	—	—

	$448.3	$366.9

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the condensed consolidated financial statements (continued)

9. Goodwill

Analysis of movements

(dollars in millions)	Power Transmission	Fluid Power	Total
Carrying amount
As of December 31, 2016	$1,323.0	$589.3	$1,912.3
Reclassification of goodwill between segments	7.2	(7.2)	—
Acquisition	—	17.5	17.5
Foreign currency translation	96.4	41.0	137.4

As of September 30, 2017	$1,426.6	$640.6	$2,067.2

On June 12, 2017, Gates completed the acquisition of the Techflow businesses. Please see note 3 within these financial statements and notes for more detail.

As discussed in note 4, the Company’s segments were recast for a change that occurred in the third quarter of 2017. The impact of the segment change on goodwill was initially estimated as of July 1, 2017. The reallocation of goodwill was finalized based on the relative fair value of the reporting units as of September 30, 2017. As part of the finalization of this allocation during September 2017, a reclassification of $7.2 million between the segments has been made.

10. Intangible assets

	As of September 30, 2017			As of December 31, 2016
(dollars in millions)	Cost	Accumulated amortization and impairment	Net	Cost	Accumulated amortization and impairment	Net
Finite-lived:
– Customer relationships	$2,026.2	$(393.1)	$1,633.1	$1,935.1	$(288.8)	$1,646.3
– Technology	95.5	(84.7)	10.8	86.0	(79.8)	6.2
– Capitalized software	44.4	(20.1)	24.3	38.3	(16.1)	22.2

	2,166.1	(497.9)	1,668.2	2,059.4	(384.7)	1,674.7

Indefinite-lived:
– Brands and trade names	513.4	(44.0)	469.4	513.4	(44.0)	469.4

Total intangible assets	$2,679.5	$(541.9)	$2,137.6	$2,572.8	$(428.7)	$2,144.1

For the nine months ended September 30, 2017, the amortization expense recognized in respect of intangible assets was $98.3 million, compared with $116.2 million for the nine months ended October 1, 2016. In addition, movements in foreign currency exchange rates resulted in an increase in the nine months ended September 30, 2017, of $76.4 million, compared with an increase of $8.0 million during the nine months ended October 1, 2016, in the net carrying value of total intangible assets.

The estimated future annual amortization expense for intangible assets is as follows:

(dollars in millions)
Fiscal year
Remainder of 2017	$32.3
2018	$129.3
2019	$129.3
2020	$129.3
2021	$127.0
2022	$121.9

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the condensed consolidated financial statements (continued)

11. Derivative financial instruments

Gates is exposed to certain risks relating to its ongoing business operations. From time to time, Gates uses derivative financial instruments, principally foreign currency swaps, forward foreign currency contracts and interest rate caps (options), to reduce its exposure to foreign currency risk and interest rate risk. Gates does not hold or issue derivatives for speculative purposes and monitors closely the credit quality of the institutions with which it transacts.

Gates recognizes derivative instruments as either assets or liabilities in the condensed consolidated balance sheet. Gates designates certain of its currency swaps as net investment hedges and designates its interest rate caps as cash flow hedges. The effective portion of the gain or loss on the designated derivative instrument is recognized in other comprehensive income (“OCI”) and reclassified into net income in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative instrument representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current period net income.

All other derivative instruments not designated in an effective hedging relationship are considered economic hedges and the change in their fair value is recognized in net income in each period.

The following table sets out the fair value loss before tax recognized in OCI in relation to the instruments designated as net investment hedging instruments:

(dollars in millions)	Nine months ended September 30, 2017	Nine months ended October 1, 2016
Fair value loss recognized in OCI in relation to:
Euro-denominated debt	($60.5)	($13.6)
Designated cross currency swaps	(30.4)	(7.5)

Total net fair value loss	($90.9)	($21.1)

The closing fair value of the designated currency swaps as of September 30, 2017 was a liability of $32.4 million, compared with an asset of $0.5 million as of December 31, 2016.

The following table sets out the movement before tax recognized in OCI in relation to the interest rate caps:

(dollars in millions)	Nine months ended September 30, 2017	Nine months ended October 1, 2016
Movement recognized in OCI in relation to:
Fair value loss on interest rate caps	($6.4)	($19.9)
Deferred premium reclassified from OCI to net income	8.4	3.3

Total OCI movements	$2.0	($16.6)

The closing fair value of the interest rates caps as of September 30, 2017 was a liability of $12.5 million compared with a liability of $14.7 million as of December 31, 2016.

Management does not designate its currency forward contracts, which are used primarily in respect of material procurement, as hedging instruments for the purposes of hedge accounting under ASC Topic 815 ‘Derivatives and Hedging’. During the nine months ended September 30, 2017, a net loss of $8.4 million, compared with a $1.8 million net loss for the prior year period, was recognized in selling, general and administrative expenses on the fair valuation of these currency contracts.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the condensed consolidated financial statements (continued)

The fair value of derivative financial instruments held by Gates was as follows:

	As of September 30, 2017				As of December 31, 2016
(dollars in millions)	Other current assets	Other current liabilities	Other non- current liabilities	Net	Other current assets	Other non- current assets	Other current liabilities	Other non- current liabilities	Net
Derivatives designated as hedging instruments

Currency swaps	$3.7	$—	$(36.1)	$(32.4)	$3.9	$—	$—	$(3.4)	$0.5
Interest rate caps	—	(7.6)	(4.9)	(12.5)	—	2.2	(11.1)	(5.8)	(14.7)

Derivatives not designated as hedging instruments

Currency swaps	0.3	(0.2)	—	0.1	0.1	—	(0.1)	—	—
Currency forward contracts	0.1	(2.1)	—	(2.0)	2.0	—	(0.8)	—	1.2

	$4.1	$(9.9)	$(41.0)	$(46.8)	$6.0	$2.2	$(12.0)	$(9.2)	$(13.0)

A. Currency derivatives

As of September 30, 2017, the notional principal amount of outstanding foreign exchange contracts that are used to manage the currency profile of Gates’ cash was $101.8 million, compared with $24.9 million as of December 31, 2016, none of which have been designated as hedging instruments during the periods presented. As of September 30, 2017, the notional amount of outstanding currency forward contracts that are used to manage operational foreign exchange exposures was $94.1 million, compared with $83.3 as of December 31, 2016, none of which have been designated as hedging instruments during the periods presented. In addition, Gates held cross currency swaps that have been designated as net investment hedges. As of September 30, 2017, the notional principal amount of these contracts was $270.0 million, compared with $270.0 million as of December 31, 2016.

B. Interest rate caps

Gates uses interest rate caps as part of its interest rate risk management strategy to add stability to interest expense and to manage its exposure to interest rate movements. Interest rate caps designated as cash flow hedges involve the receipt of variable rate payments from a counterparty if interest rates rise above the strike rate on the contract in exchange for a premium. During 2016, Gates entered into two additional interest rate cap contracts. The first contract is for the period June 30, 2017 through June 30, 2020 and has a notional amount of $0.2 billion. The second contract is for the period June 28, 2019 through June 30, 2020 and has a notional amount of $1.0 billion. Contracts with notional amounts of $0.5 billion expired during 2016. As of September 30, 2017, the notional amount of the contracts outstanding was $2.2 billion, compared with $2.2 billion as of December 31, 2016.

12. Fair value measurement

A. Fair value hierarchy

We account for certain assets and liabilities at fair value. ASC Topic 820 ‘Fair Value Measurements and Disclosures’ establishes the following hierarchy for the inputs that are used in fair value measurement:

•	‘Level 1’ inputs are unadjusted quoted prices in active markets for identical assets or liabilities.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the condensed consolidated financial statements (continued)

•	‘Level 2’ inputs are those other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	‘Level 3’ inputs are not based on observable market data (unobservable inputs).

Assets and liabilities that are measured at fair value are categorized in one of these three levels on the basis of the lowest-level input that is significant to its valuation.

B. Financial instruments not held at fair value

Certain financial assets and liabilities are not measured at fair value; however, items such as cash and cash equivalents, restricted cash, revolving credit facilities and bank overdrafts generally attract interest at floating rates and accordingly their carrying amounts are considered to approximate fair value. Due to their short maturities, the carrying amounts of accounts receivable and accounts payable are also considered to approximate their fair values.

The carrying amount and fair value of Gates’ debt (other than bank overdrafts) is set out below:

	As of September 30, 2017		As of December 31, 2016
(dollars in millions)	Carrying amount	Fair value	Carrying amount	Fair value
Current	$32.7	$44.0	$46.6	$62.8
Non-current	3,882.8	3,956.4	3,790.0	3,815.4

	$3,915.5	$4,000.4	$3,836.6	$3,878.2

Debt is comprised principally of borrowings under the secured credit facilities and the unsecured senior notes. Debt under the secured credit facilities pays interest at floating rates, subject to a 1% LIBOR floor on the Dollar Term Loan and a 0% EURIBOR floor on the Euro Term Loan. Their principal amounts, derived from a market price, discounted for illiquidity, are considered to approximate fair value. Debt under the unsecured senior notes have fixed interest rates, are traded between “Qualified Institutional Buyers” and their fair value is derived from quoted market prices.

C. Assets and liabilities measured at fair value on a recurring basis

The following table categorizes the assets and liabilities that are measured at fair value on a recurring basis:

(dollars in millions)	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Total
As of September 30, 2017
Available-for-sale securities	$2.5	$—	$2.5
Derivative assets	$—	$4.1	$4.1
Derivative liabilities	$—	$(50.9)	$(50.9)

As of December 31, 2016
Available-for-sale securities	$2.6	$—	$2.6
Derivative assets	$—	$8.2	$8.2
Derivative liabilities	$—	$(21.2)	$(21.2)

Available-for-sale securities represent equity securities that are traded in an active market and therefore are measured using quoted prices in an active market. Derivative assets and liabilities included in Level 2 represent foreign currency exchange forward and swap contracts, and interest rate cap contracts.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the condensed consolidated financial statements (continued)

We value our foreign currency exchange derivatives using models consistent with those used by a market participant that maximize the use of market observable inputs including forward prices for currencies.

We value our interest rate cap contracts using a widely accepted discounted cash flow valuation methodology that reflects the contractual terms of each derivative, including the period to maturity. The methodology derives the fair values of the caps using the market standard methodology of netting the discounted future fixed cash payments and the discounted expected variable receipts that would occur if variable interest rates rise above the strike rate of the caps. The variable interest rates used in the calculation are based on an expectation of future interest rates derived from observable market-based interest rate curves and implied volatilities. In addition, credit valuation adjustments, which consider the impact of any credit enhancements to the contracts, are incorporated in the fair values to account for potential nonperformance risk.

To comply with the provisions of ASC 820, we incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty’s nonperformance risk in the fair value measurements.

Transfers between Levels of the Fair Value Hierarchy

During the periods presented, there were no transfers between Levels 1 and 2, and Gates had no assets or liabilities measured at fair value on a recurring basis using Level 3 inputs.

D. Assets measured at fair value on a non-recurring basis

Gates has non-recurring fair value measurements related to certain assets, including goodwill, intangible assets, and property, plant, and equipment. No significant impairment was recognized during either the nine months ended September 30, 2017 or October 1, 2016.

13. Debt

	As of September 30, 2017			As of December 31, 2016
(dollars in millions)	Current liabilities	Non-current liabilities	Total	Current liabilities	Non-current liabilities	Total
Carrying amount
Bank overdrafts	$0.6	$—	$0.6	$0.3	$—	$0.3

Bank and other loans:
– Secured	19.0	2,438.0	2,457.0	15.2	2,525.7	2,540.9
– Unsecured	13.7	1,444.8	1,458.5	31.4	1,264.3	1,295.7

	32.7	3,882.8	3,915.5	46.6	3,790.0	3,836.6

	$33.3	$3,882.8	$3,916.1	$46.9	$3,790.0	$3,836.9

Gates’ secured debt is jointly and severally, irrevocably and fully and unconditionally guaranteed by certain of its subsidiaries and are secured by liens on substantially all of their assets.

The carrying amount of debt has been reduced by debt issuance costs. These costs are amortized to net income over the term of the related debt using the effective interest method.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the condensed consolidated financial statements (continued)

The principal amount of the Gates’ debt is reconciled to the carrying amount as follows:

(dollars in millions)	As of September 30, 2017	As of December 31, 2016
Principal amount of debt	$3,972.2	$3,886.7
– Accrued interest	19.0	35.9
– Deferred financing costs	(75.1)	(85.7)

Carrying amount of debt	$3,916.1	$3,836.9

Gates is subject to covenants, representations and warranties under certain of its debt facilities. During the periods covered by these condensed consolidated financial statements, we were in compliance with the applicable financial covenants. Also under the agreements governing our debt facilities, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends may be dependent, in part, on our ability to satisfy tests based on measures determined under those agreements.

The principal amount of long-term debt is analyzed as follows:

	As of September 30, 2017			As of December 31, 2016
(dollars in millions)	Current liabilities	Non-current liabilities	Total	Current liabilities	Non-current liabilities	Total
Principal amount
Bank overdrafts	$0.6	$—	$0.6	$0.3	$—	$0.3

Bank and other loans:
– Secured
Dollar Term Loan	17.4	1,716.3	1,733.7	24.9	2,373.8	2,398.7
Euro Term Loan	7.8	763.2	771.0	2.1	199.5	201.6

	25.2	2,479.5	2,504.7	27.0	2,573.3	2,600.3
– Unsecured
Dollar Senior Notes	—	1,190.0	1,190.0	—	1,040.0	1,040.0
Euro Senior Notes	—	276.5	276.5	—	245.7	245.7
Other loans	0.1	0.3	0.4	0.1	0.3	0.4

	0.1	1,466.8	1,466.9	0.1	1,286.0	1,286.1

	$25.9	$3,946.3	$3,972.2	$27.4	$3,859.3	$3,886.7

The principal payments due under our financing arrangements as of September 30, 2017 over the next five years are as follows:

(dollars in millions)	Total
Years ending:
Remainder of 2017	$6.9
2018	25.3
2019	25.3
2020	25.3
2021	25.3
2022	1,491.7
Thereafter	2,372.4

$3,972.2

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the condensed consolidated financial statements (continued)

Bank loans

Dollar and Euro Term Loans

Gates’ secured credit facilities include a Dollar Term Loan credit facility and a Euro Term Loan credit facility that were drawn on July 3, 2014. These term loan facilities mature on March 31, 2024, and bear interest at a floating rate, which for U.S. dollar debt can be either a base rate as defined in the credit agreement plus an applicable margin, or at Gates’ option, LIBOR plus an applicable margin. For the Dollar Term Loan the interest rate is currently LIBOR, subject to a floor of 1%, plus a margin of 3.25% and as of September 30, 2017, debt under this Dollar Term Loan bore interest at a rate of 4.58% per annum. On April 7, 2017, the Euro Term Loan was repriced. As of September 30, 2017, Euro debt bore interest at Euro LIBOR, subject to a floor of 0%, plus a margin of 3.50%. As of September 30, 2017, debt under this term loan bore interest at a rate of 3.50% per annum. The next term loan interest rate re-set date is on December 29, 2017.

As part of the refinancing transaction, the maturity dates for both of the term loan facilities were extended from July 3, 2021 to March 31, 2024, with a springing maturity of April 15, 2022 if more than $500 million of the Dollar Senior Notes remain in issue at that time. See the “Refinancing” section of this note for further details.

Both term loans are subject to quarterly amortization payments of 0.25%, based on the original principal amount less certain prepayments with the balance payable on maturity. During the nine months ended September 30, 2017 Gates made quarterly amortization payments against the Dollar Term Loan and the Euro Term Loan of $15.0 million and $4.3 million, respectively.

Under the terms of the credit agreement, Gates is obliged to offer annually to the term loan lenders, commencing in 2016, an ‘excess cash flow’ amount as defined under the agreement, based on the preceding year’s final results. Based on the Fiscal 2016 results, we did not need to make an excess cash flow payment as our leverage ratio as defined under the credit agreement has dropped below the threshold above which payments are required.

During the nine months ended September 30, 2017, a transactional foreign exchange loss of $80.0 million, compared with a $6.2 million loss for the nine months ended October 1, 2016, was recognized in respect of the Euro Term Loan, of which $50.3 million, compared with $0 for the nine months ended October 1, 2016, was recognized in other (expense) income and a $29.7 million loss, compared with a $6.2 million loss for the nine months ended October 1, 2016, was recognized in OCI in respect of the Euro Term Loan as part of this facility is designated as a net investment hedge of certain of Gates’ Euro investments.

As of September 30, 2017, the principal amount outstanding under the Dollar Term Loan was $1,733.7 million and the Euro Term Loan was $771.0 million (€655.2 million).

Unsecured senior notes

As of September 30, 2017, Gates had outstanding $1,190.0 million Dollar Senior Notes and $276.5 million (€235.0 million) Euro Senior Notes (‘the Notes’). This includes $150 million of Dollar Senior Notes that were raised on March 30, 2017 as part of the broader refinancing transaction (see “Refinancing” section of this note for further details). The Notes are scheduled to mature on July 15, 2022. The Dollar Senior Notes bear interest at an annual fixed rate of 6% and the Euro Senior Notes carry an annual fixed interest rate of 5.75%. Interest payments are made bi-annually.

During the nine months ended September 30, 2017, a transactional foreign exchange loss of $30.8 million, compared with a $7.4 million loss for the nine months ended October 1, 2016, was recognized in OCI in respect of the Euro Senior Note as this facility is designated as a net investment hedge of certain of Gates’ Euro investments.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the condensed consolidated financial statements (continued)

On and after July 15, 2017, Gates may redeem the Notes, at its option, in whole at any time or in part from time to time, at the following redemption prices (expressed as a percentage of the principal amount), plus accrued and unpaid interest to the redemption date:

	Dollar Senior Note redemption price	Euro Senior Note redemption price
During the year commencing:
– July 15, 2017	103.0%	102.875%
– July 15, 2018	101.5%	101.438%
– July 15, 2019 and thereafter	100.0%	100.000%

In the event of a change of control over the Company, each holder will have the right to require Gates to repurchase all of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of repurchase, except to the extent that Gates has previously elected to redeem the Notes (under the terms outlined above).

Revolving credit facility

Gates also has a secured revolving credit facility that provides for multi-currency revolving loans up to an aggregate principal amount of $125.0 million, with a letter of credit sub-facility of $20.0 million. As of September 30, 2017, and December 31, 2016, there were $0 drawings for cash under the revolving credit facility and there were no letters of credit outstanding. Debt under the revolving credit facility bear interest at a floating rate, which can be either a base rate as defined in the credit agreement plus an applicable margin or, at Gates’ option LIBOR, plus an applicable margin.

Asset-backed revolver

Gates has a revolving credit facility backed by certain of its assets in North America. The facility allows for loans of up to a maximum of $325.0 million, of which the maximum was $321.7 million as of September 30, 2017, and a letter of credit sub-facility of $150.0 million within this. As of September 30, 2017, there were $0 drawings for cash under the asset-backed revolver, compared with $0 drawings as of December 31, 2016. Debt under the facility bear interest at a floating rate, which can be either a base rate as defined in the credit agreement plus an applicable margin or, at Gates’ option, LIBOR, plus an applicable margin. The letters of credit outstanding under the asset-backed revolver as of September 30, 2017 amounted to $57.0 million, compared with $54.3 million as of December 31, 2016.

Refinancing

During March and April 2017, Gates completed several refinancing transactions to re-price the Euro Term Loans, extend the maturities of certain debt tranches and to raise additional debt to repay existing debt. In March 2017, $150.0 million of new Dollar Senior Notes was raised and, in April an additional €466.2 million was raised under the Euro Term Loan facility. The proceeds from these transactions were used in April 2017 to repay $650.0 million of the existing Dollar Term Loan, keeping the refinancing transactions leverage neutral. A summary of the transactions and their effective closing dates are set out below:

Events reflected in these condensed consolidated financial statements:

Date	Debt Tranche	Nature of the transaction	Original position	Refinanced Position
March 30, 2017	Dollar Senior Notes	$150.0 million debt raising	$1,040.0 million	$1,190.0 million

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the condensed consolidated financial statements (continued)

Date	Debt Tranche	Nature of the transaction	Original position	Refinanced Position
April 7, 2017	Euro Term Loans	€466.2 million debt raising	€192.3 million	€658.5 million
(~$500 million equivalent)
		Repricing	Euro LIBOR + 3.25%, 1.00% floor	Euro LIBOR + 3.50%, 0.00% floor
		Term extension	July 3, 2021	March 31, 2024

	Dollar Term Loans	$650 million debt repayment	$2,392.5 million	$1,742.5 million
		Term extension	July 3, 2021	March 31, 2024

	Revolving Credit Facility	Term extension	July 3, 2019	July 3, 2022

	Asset-backed Revolver	Term extension	July 3, 2019	July 3, 2022

The majority of the costs related to the refinancing transactions will be deferred and amortized to net income over the remaining term of the related debt using the effective interest method. In the nine months ended September 30, 2017, $15.4 million of refinancing costs were deferred on the balance sheet. Those refinancing costs that do not qualify for deferral are recognized in net income as they are incurred. In the nine months ended September 30, 2017, $2.0 million of refinancing costs were recognized in net income as transaction-related costs.

14. Post-retirement benefits

Gates operates defined benefit pension plans in certain of the countries in which it operates, in particular, in the U.S. and U.K. All of the defined benefit pension plans are closed to new entrants. In addition to the funded defined benefit pension plans, Gates has unfunded defined benefit obligations to certain current and former employees.

Gates also provides other post-retirement benefits, principally health and life insurance coverage, on an unfunded basis to certain of its employees in the U.S. and Canada.

Net periodic benefit cost

The components of the net periodic benefit cost for pensions and other post-retirement benefits were as follows:

	Nine months ended September 30, 2017			Nine months ended October 1, 2016
(dollars in millions)	Pensions	Other post- retirement benefits	Total	Pensions	Other post- retirement benefits	Total
Employer service cost	$(4.2)	$—	$(4.2)	$(3.0)	$—	$(3.0)
Interest cost	(23.8)	(2.3)	(26.1)	(28.3)	(2.3)	(30.6)
Expected return on plan assets	21.2	—	21.2	25.4	—	25.4
Amortization of net actuarial (loss) gain	—	0.1	0.1	—	0.4	0.4
Settlements	4.2	—	4.2	—	—	—

Net periodic benefit cost	$(2.6)	$(2.2)	$(4.8)	$(5.9)	$(1.9)	$(7.8)

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the condensed consolidated financial statements (continued)

Contributions

During the nine months ended September 30, 2017, Gates contributed $6.3 million, compared with $7.1 million for the nine months ended October 1, 2016, to its defined benefit pension plans and $3.8 million, compared with $4.6 million for the nine months ended October 1, 2016, to its other post-retirement benefit plans. For 2017 as a whole, Gates expects to contribute approximately $7 million to its defined benefit pension plans and approximately $7 million to its other post-retirement benefit plans.

Amounts reclassified from accumulated other comprehensive income

During the nine months ended September 30, 2017, $3.2 million of actuarial losses, compared with $0.4 million actuarial gains during the nine months ended October 1, 2016, were reclassified from other comprehensive income to the selling, general and administrative expenses line item in the condensed consolidated statements of operations.

Settlements

In September 2017, Gates completed an annuity purchase for most of the retirees in its largest U.S. defined benefit pension plan. The $154.0 million purchase price, funded from plan assets, settled $155.1 million of the pension benefit obligation. The net post-retirement benefit obligation has therefore reduced by $1.1 million. In connection with this transaction, a settlement gain of $3.9 million was recognized as part of the net periodic benefit cost.

15. Equity

Issuances and purchases of shares by the Company were as follows:

	Number of Shares	Value of Shares At Par Value (U.S. dollars)
As of December 31, 2016	321,953,487	$32,195
Issuance of Shares	105,001	11
Purchase of Shares	(306,000)	(31)

As of September 30, 2017	321,752,488	$32,175

	Number of Shares	Value of Shares At Par Value (U.S. dollars)
As of January 2, 2016	322,140,387	$32,214
Issuance of Shares	175,000	17
Purchase of Shares	(292,900)	(29)

As of October 1, 2016	322,022,487	$32,202

The Company has one class of authorized and issued shares, with a par value of $0.0001. Each share carries equal voting rights but no right to fixed income.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the condensed consolidated financial statements (continued)

16. Analysis of accumulated other comprehensive income

(dollars in millions)	Available-for- sale investments	Post- retirement benefit	Cumulative translation adjustment	Cash flow hedges	Total shareholders’ equity	Non- controlling interests	Total equity
As of December 31, 2016	$(0.2)	$(6.5)	$(884.1)	$(25.1)	$(915.9)	$(55.4)	$(971.3)
Nine months ended September 30, 2017
Foreign currency translation:
– Net translation gain on foreign operations, net of tax benefit of $13.7	—	—	261.3	—	261.3	19.1	280.4
– Loss on net investment hedges, net of tax expense of $0	—	—	(90.9)	—	(90.9)	—	(90.9)

	—	—	170.4	—	170.4	19.1	189.5
Cash flow hedges (interest rate caps):
– Loss arising in the period, net of tax expense of $0	—	—	—	(6.4)	(6.4)	—	(6.4)
– Reclassification to net income, net of tax expense of $1.4	—	—	—	7.0	7.0	—	7.0

	—	—	—	0.6	0.6	—	0.6
Available-for-sale investments:
– Net unrealized gain, net of tax benefit of $0	0.1	—	—	—	0.1	—	0.1
Post-retirement benefits:
– Reclassification of actuarial gain to net income, net of tax expense of $1.1	—	2.1	—	—	2.1	—	2.1

Other comprehensive income	0.1	2.1	170.4	0.6	173.2	19.1	192.3

As of September 30, 2017	$(0.1)	$(4.4)	$(713.7)	$(24.5)	$(742.7)	$(36.3)	$(779.0)

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the condensed consolidated financial statements (continued)

(dollars in millions)	Available-for- sale investments	Post- retirement benefit	Cumulative translation adjustment	Cash flow hedges	Total shareholders’ equity	Non- controlling interests	Total equity
As of January 2, 2016	$0.5	$(0.3)	$(737.9)	$(22.2)	$(759.9)	$(38.5)	$(798.4)
Nine months ended October 1, 2016
Foreign currency translation:
– Net translation gain on foreign operations, net of tax expense of $0.3	—	—	(11.2)	—	(11.2)	11.5	0.3
– Loss on net investment hedges, net of tax expense of $0	—	—	(21.1)	—	(21.1)	—	(21.1)

	—	—	(32.3)	—	(32.3)	11.5	(20.8)
Cash flow hedges (interest rate caps):
– Loss arising in the period, net of tax expense of $0	—	—	—	(19.9)	(19.9)	—	(19.9)
– Reclassification to net income, net of tax expense of $0	—	—	—	3.3	3.3	—	3.3

	—	—	—	(16.6)	(16.6)	—	(16.6)
Available-for-sale investments:
– Net unrealized loss, net of tax benefit of $0.2	(0.7)	—	—	—	(0.7)	(0.3)	(1.0)
– Reclassification to net income, net of gain on investments sold, net of tax expense of $0	(0.3)	—	—	—	(0.3)	—	(0.3)

	(1.0)	—	—	—	(1.0)	(0.3)	(1.3)
Post-retirement benefits:
– Reclassification of actuarial loss to net income, net of tax benefit of $0.2	—	(0.2)	—	—	(0.2)	—	(0.2)

Other comprehensive (loss) income	(1.0)	(0.2)	(32.3)	(16.6)	(50.1)	11.2	(38.9)

As of October 1, 2016	$(0.5)	$(0.5)	$(770.2)	$(38.8)	$(810.0)	$(27.3)	$(837.3)

17. Commitments and contingencies

Gates is, from time to time, party to general legal proceedings and claims, which arise in the ordinary course of business. Gates is also, from time to time, party to legal proceedings and claims in respect of environmental obligations, product liability, intellectual property and other matters which arise in the ordinary course of business and against which management believes Gates has meritorious defenses available.

While it is not possible to quantify the financial impact or predict the outcome of all pending claims and litigation, management does not anticipate that the outcome of any current proceedings or known claims, either individually or in aggregate, will materially affect Gates’ financial position, results of operations or cash flows.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the condensed consolidated financial statements (continued)

Letters of credit and guarantees

As of September 30, 2017, Gates’ revolving credit facilities of $450.0 million, compared with $450.0 million as of December 31, 2016, were undrawn for cash but there were letters of credit outstanding against the asset-backed revolving facility amounting to $57.0 million, compared with $54.3 million as of December 31, 2016.

In addition, Gates had outstanding performance bonds, letters of credit and bank guarantees amounting to $3.3 million, compared to $3.2 million as of December 31, 2016, in addition to those outstanding under the asset-backed revolver.

Warranties

The following summarizes the movements in the warranty liability for the periods presented:

(dollars in millions)	Nine months ended September 30, 2017	Nine months ended October 1, 2016
Balance as of the beginning of the period	$14.3	$12.7
Charge for the period	10.5	8.9
Payments made	(12.2)	(6.3)
Acquisitions	0.2	—
Released during the period	—	(0.6)
Foreign currency translation	0.6	0.1

Balance as of the end of the period	$13.4	$14.8

18. Related party transactions

A. Entities controlled by Blackstone

On July 3, 2014, Blackstone Management Partners L.L.C. (“BMP”), an affiliate of Blackstone, entered into a management services agreement pursuant to which it provides Gates with consulting and other services in relation to the operations of Gates including strategic planning, marketing and financial oversight. In consideration of these oversight services, Gates has agreed to pay BMP an annual fee of 1% of a covenant EBITDA measure defined under the agreements governing our Term Loans and Senior Notes. During the nine months ended September 30, 2017 Gates incurred $4.5 million, compared with $4.5 million for the nine months ended October 1, 2016, in respect of these oversight services and out-of-pocket expenses, of which there was no amount owing at either September 30, 2017 or October 1, 2016.

Payments for such services will continue until the first to occur of (i) July 3, 2024, (ii) the date of a first underwritten public offering of shares of the Company or any of its controlling holding companies on a national securities exchange (an ‘IPO’) and (iii) Blackstone’s stake in the Company becoming less than 10% and worth less than $25 million.

Upon an IPO, the Company and certain of its direct and indirect subsidiaries will pay to BMP a milestone payment equal to the present value of all monitoring fee payments that would otherwise have accrued and been payable through the earlier of (i) the 3rd anniversary of the date of the IPO and (ii) the tenth anniversary of the closing date of the Acquisition. At its option, BMP may choose to defer receiving this milestone payment, in which event the monitoring payments may continue.

In addition, we have entered into a Support and Services Agreement with BMP. Under this agreement, the Company and certain of its direct and indirect subsidiaries reimburse BMP for customary support services provided by Blackstone’s portfolio operations group to the Company at BMP’s direction. BMP will invoice the

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Omaha Topco Ltd.

Notes to the condensed consolidated financial statements (continued)

Company for such services based on the time spent by the relevant personnel providing such services during the applicable period and Blackstone’s allocated costs of such personnel. During the periods presented, no amounts were paid or outstanding under this agreement. These services will continue until our Sponsor beneficially owns less than 10% of our ordinary shares and such shares have a fair market value of less than $25 million, or such earlier date as may be chosen by BMP.

During the periods presented, Blackstone held a controlling interest in Alliance Automotive Group (‘Alliance’), a wholesale distributor of automotive parts in France and the United Kingdom. Net sales by Gates to affiliates of Alliance during the nine months ended September 30, 2017 were $23.4 million compared with $11.8 million for the nine months ended October 1, 2016.

B. Equity method investees

Sales to and purchases from equity method investees were as follows:

(dollars in millions)	Nine months ended September 30, 2017	Nine months ended October 1, 2016
Sales	$1.4	$1.8
Purchases	$(7.5)	$(7.4)

As of September 30, 2017 and December 31, 2016, amounts outstanding in respect of these transactions were payables of $0.1 million and $0.3 million, respectively.

C. Non-Gates entities controlled by non-controlling shareholders

Sales to and purchases from non-Gates entities controlled by non-controlling shareholders were as follows:

(dollars in millions)	Nine months ended September 30, 2017	Nine months ended October 1, 2016
Sales	$41.7	$37.0
Purchases	$(15.6)	$(16.2)

Amounts outstanding in respect of these transactions were as follows:

(dollars in millions)	As of September 30, 2017	As of December 31, 2016
Receivables	$5.0	$3.6
Payables	$(3.9)	$(3.3)

19. Subsequent Events

On October 2, 2017 Gates completed the acquisition of Atlas Hydraulics for 100.0 million Canadian dollars (approximately $80 million). Atlas Hydraulics is a fully-integrated product engineering, manufacturing, and commercial business headquartered in Ontario, Canada. With locations in Canada, the U.S. and Mexico, the company specializes in the design, manufacture, and supply of hydraulic tube and hose assemblies. Apart from the above, no other subsequent events that require disclosure have been identified during the period from October 1, 2017, to November 15, 2017.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

                Shares

Gates Industrial Corporation plc

            Ordinary Shares

PROSPECTUS

Citigroup

Morgan Stanley

                ,

Until                 ,             (25 days after the date of this prospectus), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of our ordinary shares being registered hereby (other than underwriting discounts and commissions). All of such expenses are estimates, other than the filing and listing fees payable to the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and the                 .

Filing Fee—Securities and Exchange Commission	$	*
Fee—Financial Industry Regulatory Authority, Inc.		*
Listing Fee—		*
Fees of Transfer Agent		*
Fees and Expenses of Counsel		*
Fees and Expenses of Accountants		*
Printing Expenses		*
Miscellaneous Expenses		*

Total	$	*

*	To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

We plan to enter into indemnification agreements with our directors and executive officers to indemnify them to the maximum extent allowed under applicable law. These agreements indemnify these individuals against certain costs, charges, losses, liabilities, damages and expenses incurred by such director or officer in the execution or discharge of his or her duties or the exercise of his or her powers or otherwise in relation to or in connection with his or her duties, powers or office. These agreements do not indemnify our directors against any liability attaching to such individuals in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director, which would be rendered void under the Companies Act 2006.

The Company also maintains directors and officers insurance to insure such persons against certain liabilities.

In the underwriting agreement, the underwriters will agree to indemnify, under certain conditions, the Company, members of the Company’s board of directors, members of the executive management board and persons who control the Issuer within the meaning of the Securities Act against certain liabilities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our Articles, agreement, vote of shareholders or disinterested directors or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

In connection with its formation in September 2017, the Registrant issued one ordinary share for $0.01 and one redeemable preferred share for £50,000 to Blackstone Capital Partners (Cayman) VI L.P. in exchange for a

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

note due on April 2, 2018. The issuance of such shares of common stock was not registered under the Securities Act, because the shares were offered and sold in a transaction by the issuer not involving any public offering exempt from registration under Section 4(a)(2) of the Securities Act.

In connection with the closing of this offering, the Registrant expects to issue                 ordinary shares to the Company’s pre-IPO owners in consideration for the ordinary shares and certain indebtedness of a newly formed holding company of Omaha Topco Ltd. Such securities will be issued in reliance on the exemption contained in Section 4(a)(2) of the Securities Act, as transactions by issuers not involving a public offering. No general solicitation or underwriters will be involved in such issuances.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits. See the Exhibit Index immediately preceding the signature pages hereto, which is incorporated by reference as if fully set forth herein.

(b) Financial Statement Schedules

None

ITEM 17. UNDERTAKINGS

(1)	The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(3)	The undersigned Registrant hereby undertakes that:

(A)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(B)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit No.	Description

1.1	Form of Underwriting Agreement*

3.1	Form of Memorandum and Articles of Association of the registrant*

4.1	Form of Ordinary Share Certificate*

4.2	Indenture, dated as of June 26, 2014, among Gates Global LLC, Gates Global Co., the guarantors from time to time party hereto and U.S. Bank National Association, as trustee, Elavon Financial Services Limited, U.K. Branch and Elavon Financial Services Limited*

4.3	Second Supplemental Indenture, dated as of March 30, 2017, among Gates Global LLC, Gates Global Co., the guarantors from time to time party hereto and U.S. Bank National Association, as trustee*

5.1	Opinion of Simpson Thacher & Bartlett LLP regarding the issue of ordinary shares being registered*

10.1	Form of Shareholders Agreement*

10.2	Form of Registration Rights Agreement*

10.3	Gates Industrial Corporation plc 2014 Stock Incentive Plan*†

10.4	Form of Nonqualified Stock Option Agreement under the Gates Industrial Corporation plc 2014 Stock Incentive Plan (Pre-2017 grants to Ivo Jurek, David Naemura, Walter Lifsey, and Rasmani Bhattacharya)*†

10.5	Form of Nonqualified Stock Option Agreement under the Gates Industrial Corporation plc 2014 Stock Incentive Plan (Pre-2017 grant to Roger Gaston)*†

10.6	Form of Nonqualified Stock Option Agreement under the Gates Industrial Corporation plc 2014 Stock Incentive Plan (2017 grant to Ivo Jurek)*†

10.7	Form of Nonqualified Stock Option Agreement under the Gates Industrial Corporation plc 2014 Stock Incentive Plan (2017 grant to Roger Gaston)*†

10.8	Gates Industrial Corporation plc 2015 Non-Employee Director Stock Incentive Plan*†

10.9	Form of Option Award Agreement under the Gates Industrial Corporation plc 2015 Non-Employee Director Stock Incentive Plan*†

10.10	Form of Gates Industrial Corporation plc Omnibus Incentive Plan*†

10.11	Form of Director and Officer Indemnification Agreement*†

10.12	Form of Amended and Restated Transaction and Monitoring Fee Agreement*

10.13	Support and Services Agreement, dated July 3, 2014, between Omaha Topco Ltd., Omaha Intermediate Holding LLC, Omaha Holdings LLC, Gates Global LLC, Finco Omaha Ltd, Omaha Acquisition Inc., The Gates Corporation, Blackstone Capital Partners (Cayman) VI L.P., and Blackstone Management Partners L.L.C.*

10.14	Employment Agreement, dated May 18, 2015, between Gates Corporation and Ivo Jurek*†

10.15	Employment Agreement, dated August 24, 2015, between Gates Corporation and Walter Lifsey*†

10.16	Employment Agreement, dated March 30, 2015, between Gates Corporation and David Naemura*†

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

Exhibit No.	Description

10.17	Separation Agreement, dated May 14, 2017, between Gates Corporation and Rasmani Bhattacharya*†

10.18	Credit Agreement, dated as of July 3, 2014, among Omaha Holdings LLC, Gates Global LLC, the guarantors party thereto, Credit Suisse AG, Cayman Islands Branch, as administrative agent, collateral agent, swing line lender and L/C issuer, and the lenders party thereto*

10.19	Amendment No. 1 to Credit Agreement, dated as of April 7, 2017, among Omaha Holdings LLC, Gates Global LLC, the guarantors party thereto, Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, the lenders party thereto and Credit Suisse AG, Cayman Islands Branch, as the additional B-1 euro term lender and additional B-1 dollar term lender*

10.20	Credit Agreement, dated as of July 3, 2014, among Omaha Holdings LLC, Gates Global LLC, Tomkins Automotive Canada Limited, Citibank, N.A., as administrative agent and collateral agent, and the lenders party thereto*

10.21	Amendment No. 1 to Credit Agreement, dated as of April 7, 2017, among Omaha Holdings LLC, Gates Global LLC, Gates Industrial Canada Ltd. (f/k/a Tomkins Automotive Canada Limited), Citibank, N.A., as administrative agent and collateral agent, and the lenders party thereto*

10.22	ABL Intercreditor Agreement, dated as of July 3, 2014, among Citibank, N.A., as ABL agent, Credit Suisse AG, Cayman Islands Branch, as cash flow agent, Gates Global LLC, Omaha Holdings LLC and the other grantors party thereto*

10.23	Security Agreement, dated as of July 3, 2014, among Omaha Holdings LLC, Gates Global LLC, the other grantors party thereto and Citibank, N.A., as collateral agent for the secured parties*

10.24	Security Agreement, dated as of July 3, 2014, among Tomkins Automotive Canada Limited, Gates Canada Inc. and Citibank, N.A., as collateral agent for the secured parties*

10.25	Security Agreement, dated as of July 3, 2014, among Omaha Holdings LLC, Gates Global LLC, the other grantors party thereto and Credit Suisse AG, Cayman Islands Branch, as collateral agent for the secured parties*

21.1	Subsidiaries of the Registrant*

23.1	Consent of Deloitte & Touche LLP*

23.2	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1)*

24.1	Power of Attorney (included in signature pages of this Registration Statement)*

*	To be filed by amendment.
†	Management contract or compensatory plan or arrangement.

Gates Industrial Corporation plc has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Denver, Colorado, on the             day of                 , 2017.

GATES INDUSTRIAL CORPORATION PLC

By:
Name: Title:

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Ivo Jurek, David H. Naemura and Jamey S. Seely, and each of them, any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement and any or all amendments, including post-effective amendments to the Registration Statement, including a prospectus or an amended prospectus therein and any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462 under the Securities Act, and all other documents in connection therewith to be filed with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact as agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement and Power of Attorney have been signed by the following persons in the capacities indicated on the          day of                 , 2017.

Signature	Title

Ivo Jurek	Chief Executive Officer and Director (principal executive officer)

David H. Naemura	Chief Financial Officer (principal financial officer and principal accounting officer) and Gates’ authorized representative in the United States

David L. Calhoun	Director

Neil P. Simpkins	Director

Julia C. Kahr	Director

John Plant	Director

Terry Klebe	Director